0.

As filed with the Securities and Exchange Commission on ___________________

File No. ______________



09012685

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Received SEC
NOV 19 2009
Washington, DC 20549

FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

WILBERT FUNERAL SERVICES, INC.
(Exact name of issuer as specified in its charter)

Illinois
(State or other jurisdiction of incorporation or organization)

2913 Gardner Road
Broadview, Illinois 60155
(708) 865-1600
(Address, including zip code, and telephone number, including area code, of the issuer's principal executive office)

Wm. Anthony Colson
President and Chief Executive Officer
Wilbert Funeral Services, Inc.
2913 Gardner Road
Broadview, Illinois 60155
(708) 865-1600
(Name, address, including zip code and telephone number, including area code, of agent for service)

3272	36-4128481
(Primary Standard Industrial Classification Code Number)	(I.R.S. employer identification number)

With Copies to:

William M. Schutte
Polsinelli Shughart PC
700 West 47th Street, Suite 1000
Kansas City, MO 64112
Telephone: (816) 753-1000
Fax: (816) 753-1536

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I
NOTIFICATION

1. Significant Parties

a. *The issuer's directors*:

Name	Business Address	Residential Address
F. Coll Bowen III	Wilbert Burial Vault Co. 195 Mendel Drive, SW Atlanta, GA 30336	269 West 26th Street Sea Island, GA 31561
Steven M. Bush	St. Louis Wilbert Vault, Inc. 3239 Alfred Avenue St. Louis, MO 63116	3417 N 5th Quincy, IL 62305
Paul E. Cooper	Cooper Wilbert Vault Co., Inc. 621 East Atlantic Avenue Barrington, NJ 08007	681 Elk Road Monroeville, NJ 08343
Terry G. Christenberry	C C Capital Advisors 1100 Main Street, Suite 1800 Kansas City, MO 64105	835 West 54th Terrace Kansas City, MO 64112
Randy L. Fehrenbacher	Bickes, Inc. 919 West Eldorado Street Decatur, IL 62522	8317 Russell Circle Dalton City, IL 61925
C. James Mans	P.O. Box 290049 Kerrville, TX 78029	3730 Club View Court Kerrville, TX 78028
Charles P. Morley	New Hampshire Wilbert Vault Co. 77 Regional Drive Concord, NH 03301	1465 Hooksett Road, #414 Hooksett, NH 03106
Dennis P. Welzenbach	Suhor Industries, Inc. 10965 Granada Lane, Suite 300 Overland Park, KS 66211	2321 W 123rd Terrace Leawood, KS 66209
John B. Williams	Williams Wilbert Vault Works, Inc. 3420 SW 9th Street Des Moines, IA 50315	4008 Highwood Court, NW Washington, DC 20007

b. *The issuer's officers*:

Name	Business Address	Residential Address
Michael F. Bogacki	Wilbert Funeral Services, Inc. 2913 Gardner Road Broadview, Illinois 60155	168 Riverside Drive Northfield, IL 60093

Name	Business Address	Residential Address
Wm. Anthony Colson	Wilbert Funeral Services, Inc. 2913 Gardner Road Broadview, Illinois 60155	16 Ivy Lane Oak Brook, IL 60523
Denny Wm. Knigga	Wilbert Funeral Services, Inc. 2913 Gardner Road Broadview, Illinois 60155	1029 Hudson Bay Drive Greenwood, IN 46142
Adrian Lee	Wilbert Funeral Services, Inc. 2913 Gardner Road Broadview, Illinois 60155	109 Viola Court Rolling Meadows, IL 60008
C. James Mans	P.O. Box 290049 Kerrville, Texas 78029	3730 Club View Court Kerrville, TX 78028
Judy L. Rossom	Wilbert Funeral Services, Inc. 2913 Gardner Road Broadview, Illinois 60155	644 Lavina Court Bolingbrook, IL 60440
Joseph G. Weigel	Wilbert Funeral Services, Inc. 2913 Gardner Road Broadview, Illinois 60155	3701 Elleby Court North Aurora, IL 60542
Terrence P. Whitlock	Wilbert Funeral Services, Inc. 2913 Gardner Road Broadview, Illinois 60155	2319 Wilmington Court Naperville, IL 60565

c. *The issuer's general partners*:

Not applicable.

d. *Record owners of five percent or more of any class of the issuer's equity securities*:

Name	Business Address	Residential Address
Jerry Steven ("Steve") Bickes	Bickes, Inc. 919 West Eldorado Street Decatur, IL 62522	7862 Timber Trail Decatur, IL 62521
Charles P. Morley	New Hampshire Wilbert Vault Co. 77 Regional Drive Concord, NH 03301	1465 Hooksett Road, #414 Hooksett, NH 03106
Joseph U. Suhor, III	Suhor Industries, Inc. 10965 Granada Lane, Suite 300 Overland Park, KS 66211	11122 Brookwood Leawood, KS 66211

Name	Business Address	Residential Address
John B. Williams	Williams Wilbert Vault Works, Inc. 3420 SW 9th Street Des Moines, IA 50315	4008 Highwood Court, NW Washington, DC 20007

e. *Beneficial owners of five percent or more of any class of the issuer's equity securities*:

Name	Business Address	Residential Address
Jerry Steven ("Steve") Bickes	Bickes, Inc. 919 West Eldorado Street Decatur, IL 62522	7862 Timber Trail Decatur, IL 65251
Charles P. Morley	New Hampshire Wilbert Vault Co. 77 Regional Drive Concord, NH 03301	1465 Hooksett Road, #414 Hooksett, NH 03106
Joseph U. Suhor, III	Suhor Industries, Inc. 10965 Granada Lane, Suite 300 Overland Park, KS 66211	11122 Brookwood Leawood, KS 66211
John B. Williams	Williams Wilbert Vault Works, Inc. 3420 SW 9th Street Des Moines, IA 50315	4008 Highwood Court, NW Washington, DC 20007

f. *Promoters of the issuer*:

Not applicable.

g. *Affiliates of the Issuer*:

Not applicable.

h. *Counsel to the issuer with respect to the proposed offering*:

Polsinelli Shughart PC
700 West 47th Street, Suite 1000
Kansas City, MO 64112

i. *Each underwriter with respect to the proposed offering*:

Not applicable.

j. *The underwriter's directors*:

Not applicable.

k. *The underwriter's officers*:

Not applicable.

l. *The underwriter's general partners*:

Not applicable.

m. *Counsel to the underwriter*:

Not applicable.

2. Application of Rule 262

a. None of the persons identified in response to Item 1 are subject to the disqualification provisions set forth in Rule 262.

b. Not applicable.

3. Affiliate Sales

a. No part of the proposed offering involves the resale of securities by affiliates of Wilbert, Inc.

4. Jurisdictions in Which Securities Are to be Offered

Indiana, North Carolina, Georgia, Pennsylvania, Texas, Nebraska, New York, South Carolina, Arkansas, Ohio, California, New Hampshire, Illinois, Iowa, Michigan, Florida, Minnesota, Wisconsin, North Dakota, Maryland, Mississippi, Tennessee, South Dakota, Kentucky, New Jersey, West Virginia, Alabama, Virginia, Kansas, Missouri, and Connecticut.

5. Unregistered Securities Issued or Sold Within One Year

Not applicable.

6. Other Present or Proposed Offerings

Not applicable.

7. Marketing Arrangements

Not applicable.

8. Relationship with Issuer of Experts Named in Offering Statement

Not applicable.

9. Use of Solicitation of Interest Document

No written document or broadcast script was used by the issuer prior to the filing of this Notification.

PART II

OFFERING CIRCULAR

WILBERT FUNERAL SERVICES, INC.
(an Illinois Corporation)

Up to 150,000 Shares of Common Stock, $0.001 par value
Purchase Price: $20.00 per Share
Total Offering: $3,000,000 (150,000 Shares)

We are offering 150,000 shares of our common stock (the "Shares") at a price of $20.00 per share for sale to our shareholders of record as of ___________, 20____. See "Who May Invest" and "Plan of Distribution." The Shares will be allocated among these shareholders in accordance with the allocation procedure described in "Plan of Distribution – Structure of the Offering."

The Shares are highly speculative and involve a high degree of risk (See "Risk Factors") and should be considered only by persons who can afford the loss of their entire investment.

Neither the Securities and Exchange Commission nor any state securities commission has passed upon the merits of or given its approval to the Shares being offered or the terms of the offering, nor have they passed upon the accuracy or completeness of this Offering Circular or other selling literature. These Shares are offered pursuant to an exemption from registration under the Securities Act of 1933 and certain state securities laws; however, neither the Securities and Exchange Commission nor any state securities commission has made an independent determination that the Shares offered are exempt from registration.

	Offering Price(1)	Commissions(2)	Proceeds To Company(3)
Per Share	$20	$-0-	$20
Total Maximum (150,000 Shares)	$3,000,000	$-0-	$3,000,000

(1) The purchase price is payable in full upon delivery of the Subscription Agreement. See "Plan of Distribution."

(2) The Shares are being offered on a "best efforts basis" by our officers and directors. No sales commissions or other remunerations will be paid to our officers and directors in connection with the sale of the Shares. No broker or dealer has been retained or is under any obligation to purchase any Shares. See "Plan of Distribution."

(3) The closing on the purchase of any Shares subscribed for in the offering is conditioned on receipt of an opinion of tax counsel that the sale of Shares in the offering will not adversely affect the tax-free status of our spin-off from our former parent company. See "Plan of Distribution – Closing Condition." Accordingly, there is no assurance that any or all of the Shares offered by this Offering Circular will be sold. The amounts shown are before deducting offering expenses, which are estimated to total approximately $110,000. See "Use of Proceeds."

The date of this Offering Circular is _________, 2009.

No person has been authorized to make representations or give any information on behalf of us or about the securities offered, except the information contained in this Offering Circular. You should not rely on any information outside of this Offering Circular.

The information in this Offering Circular is accurate only as of the date of this Offering Circular, regardless of the time of delivery of this Offering Circular or any sale of Shares.

The Shares are being offered subject to acceptance, prior sale, and withdrawal, cancellation or modification of the offer at any time without notice.

For investors outside of the United States, we have not done anything that would permit this offering or possession or distribution of this Offering Circular in any jurisdiction where action for that purpose is required. Persons outside the United States who come into possession of this Offering Circular must inform themselves about, and observe any restrictions relating to, the offering of the Shares and the distribution of this Offering Circular outside of the United States.

This Offering Circular does not constitute an offer or solicitation to anyone in any jurisdiction in which such an offer or solicitation is not permitted under applicable law or to any person who does not possess the qualifications discussed in this Offering Circular.

Market data and certain industry forecasts used herein were obtained from internal surveys, market research, publicly available information and industry publications that we believe to be reliable. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, industry forecasts and market research, while believed to be reliable, have not been independently verified, and we make no representations as to the accuracy of such information.

Wilbert and The Wilbert Bronze are trademarks of Wilbert Funeral Services, Inc. in the United States and Canada. This Offering Circular also includes other trademarks of Wilbert Funeral Services, Inc.

TABLE OF CONTENTS

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular and the documents incorporated by reference into this Offering Circular contain both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. These forward-looking statements are not based on historical facts, but rather reflect the current expectations concerning future results and events of Wilbert Funeral Services, Inc. These forward-looking statements generally can be identified by the use of statements that include words such as "believe," "expect," "anticipate," "intend," "plan," "foresee," "likely," "will" or other similar words or phrases. Similarly, statements that describe our objectives, plans or goals are, or may be, forward-looking statements. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are difficult to predict and that may cause our actual results, performance or achievements to be different from any future results, performance and achievements expressed or implied by these statements. There may be additional risks, uncertainties and factors that we do not currently view as material or that are not necessarily known. We cannot make any assurance that projected results or events will be achieved. The forward looking statements included or incorporated by reference in this Offering Circular are only made as of the date of this Offering Circular or the respective incorporated document, and we do not have any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances. The risk factors in the section entitled "Risk Factors" among others, could affect future results, causing these results to differ materially from those expressed in our forward-looking statements.

These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this Offering Circular. We undertake no obligation to update any of the forward-looking statements made in this Offering Circular, whether as a result of new information, future events, changes in expectations or otherwise.

You should rely only on the information contained in this Offering Circular or to which we have referred you. We have not authorized anyone to provide you with any additional information. This Offering Circular is dated as of the date listed on the cover page of this Offering Circular. You should not assume that the information contained in this Offering Circular is accurate as of any date other than such date.

SUMMARY

From January 2, 1997 to December 27, 2008, we operated our business as a wholly owned subsidiary of Wilbert, Inc. ("WI"). On December 27, 2008, ownership of our common stock was spun-off from WI to the shareholders of WI through a tax-free distribution of our shares. As a result of this transaction, we now operate our funeral services business independent of WI and its subsidiaries. Unless the context requires otherwise, in this Offering Circular we use the terms "we," "us," "our," and the "Company" to refer to Wilbert Funeral Services, Inc. The following summary is intended to give prospective investors a brief overview of certain aspects of the offering and the Company. This summary is qualified in its entirety by the more detailed discussions contained elsewhere in this Offering Circular, which prospective investors are urged to review prior to any investment decision.

The Company	Wilbert Funeral Services, Inc., an Illinois corporation located in Broadview, Illinois, sells burial vault liners and funeral service products to a network of licensed independent manufacturers of burial and urn vaults located throughout the United States and several located elsewhere in North America. See "Our Company" and " Our Business."
Offering	We are offering up to 150,000 Shares to our existing shareholders at $20.00 per Share. The opportunity to subscribe for Shares will first be allocated pro rata among our shareholders of record as of ________________, 20___ and thereafter to those shareholders who have subscribed to purchase the full amount of their pro rata interest and who express an interest in subscribing to purchase additional Shares. See "Plan of Distribution." Prior to the commencement of the offering, we had 177,437 shares of common stock outstanding. After the offering, 327,437 shares of common stock will be outstanding if all of the Shares offered are sold. See "Description of Capital Stock."
Use of Proceeds	The net proceeds from the offering will be used to research and develop new product offerings complimentary to our current funeral service business, to strengthen our network of licensees, and for general corporate purposes. See "Use of Proceeds."
Risk Factors	The Shares offered hereby are speculative and an investment therein involves a high degree of risk. See "Risk Factors."

WHO MAY INVEST

Only our shareholders of record as of ____, 20__ may subscribe for the purchase of Shares in this offering. In addition, only those subscribers who remain the holders of record, as of the subscription closing date, of the common stock giving rise to the purchase rights in this offering may purchase Shares. In order to subscribe for Shares, you will be required to execute and deliver a Subscription Agreement. In the Subscription Agreement, you will be required to represent and warrant, among other things, that you are a shareholder of the company as of the date of your subscription and that you are purchasing the Shares on your own behalf for investment purposes only. You will also need to confirm your place of residence.

Your should not participate in the offering if you are incapable of bearing the risks involved in owning Shares, including their lack of liquidity.

OUR COMPANY

General

We are the largest supplier of concrete burial vaults and cremation related products and services in North America. We are a licensor of, and supplier to, independent concrete burial and urn vault manufacturers that are licensed to manufacture Wilbert brand burial and urn vaults under an intellectual property license agreement.

We sell liners and funeral service products to independent manufacturers of concrete products, including burial and urn vaults, located throughout the United States and North America. We provide our licensees a license to use our trademarks, trade names and patents pursuant to intellectual property agreements. We manufacture metal vault forms and metal components used in constructing vaults as well as a line of metal vaults, known as The Wilbert Bronze, for sale to our licensees.

We are headquartered in Broadview, Illinois with our principal executive office located at 2913 Gardner Road, Broadview, Illinois, 60155, and our telephone number is (708) 865-1600. Our web site address is: www.wilbertonline.com.

Corporate History

Our predecessor companies date back to 1880. In 1929, Wilbert H. Haase Co. was founded with the purpose of manufacturing patented burial vaults under the Wilbert trademark. In 1967, Wilbert H. Haase Co. changed its name to Wilbert, Inc. In 1997, we were created as a wholly owned subsidiary of WI to operate its funeral services business.

On December 27, 2008, ownership of our common stock was spun-off from WI to the shareholders of WI through a distribution of our shares pursuant to the terms of a separation agreement dated December 27, 2008. As a result of this spin-off transaction, we now operate our funeral services business independent of WI and its subsidiaries.

For federal income tax purposes, the parties to the spin-off transaction treated the distribution as tax-free under Internal Revenue Code Section 355. In connection with the spin-off, we entered into an agreement (the "Tax Matters Agreement") with WI that limits our ability to engage in certain transactions, including stock issuances for a two-year period following the spin-off transaction. See "Risk Factors -- Risks Arising From Our Tax Matters Agreement with WI."

RISK FACTORS

Investing in the Shares involves a high degree of risk. You should carefully consider the following risks and all other information contained in this Offering Circular, including our financial statements and the related notes, before investing in the Shares. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, also may become important factors that affect us. If any of the following risks materialize, our business, financial condition and results of operations could be materially harmed. In that case, you may lose some or all of your investment.

Risks Relating to the Business

Death rates in the U.S. have been declining since the 1950s. There is no meaningful near-term increase in the numbers of deaths.

The life expectancy of U.S. citizens has increased steadily since the 1950s and is expected to continue to do so for the foreseeable future. As the population of the United States continues to age, we anticipate the number of deaths in North America will be relatively flat until the number of deaths increase due to aging baby boomers who constitute a significant percentage of the U.S. population. A declining death rate, combined with no meaningful near-term increase in the number of deaths, shifts sales of our products into the future, which has an adverse effect on our financial condition, results of operations and cash flow in the near-term.

The increasing trend toward cremation may result in decreased revenues.

Cremations as a percentage of total U.S. deaths have increased steadily since the 1960s, and are also expected to continue to increase for the foreseeable future. Therefore, the number of U.S. cremations is gradually and steadily increasing, resulting in a lower demand for burial vaults, which was a contributing factor to lower burial vault sales volumes for our licensees in each of fiscal years 2008, 2007 and 2006. We expect these trends to continue into the foreseeable future and burial vault sales volumes will likely continue to be negatively impacted by the increasing trend toward cremation.

There is increasing competition from low cost retailers.

The rising cost of a traditional funeral has made funeral homes increasingly sensitive to the cost of the components of a funeral's total cost that do not accrue to their own benefit, such as the cost of a burial vault. In recent years, there has been an influx of retail outlets and internet websites specializing in the sale of funeral and cemetery products, particularly caskets and vaults. These types of businesses have grown in number and have caused pricing pressure in certain markets, which has already adversely affected our licensees and, in turn, us. It is likely that such pricing pressures may have an increasingly adverse effect on our business.

The funeral services industry is subject to regulatory exposure.

The funeral services industry is heavily regulated at the federal and state levels. There is a continuous movement toward a stricter regulatory environment and we cannot predict the effect on our financial condition and operating results of a stricter regulatory environment.

We do not have a long operating history as a separate company.

Prior to the consummation of our separation from WI on December 27, 2008, we operated as a wholly owned subsidiary of WI. Accordingly, until the separation, we had not been responsible for performing various corporate functions, including tax administration, treasury administration, compensation and benefits administration, investor relations, internal audit and risk management.

We are dependent on WI, our former parent company, for administrative services and as our sole source supplier of plastic burial vault liners.

We remain dependent on WI to provide us with certain administrative services. Under the terms of a transition services agreement, WI provides us with various services relating to human resources, finance, treasury and information technology, at agreed-upon pricing based on cost allocations prior to the spin-off (the "Transition Services Agreement"). The services are being provided for an initial term of one year and we may extend such term for an additional six months with respect to one or more categories of services. We are also dependent on WI as our sole supplier of plastic burial vault liners. We have entered into a supply agreement (the "Manufacturing and Supply Agreement") with WI pursuant to which WI manufactures plastic burial and urn vault liners exclusively for us. If WI does not continue to effectively perform its obligations under the Transition Services Agreement or the Manufacturing and Supply Agreement, we may not be able to operate our business effectively and our profitability may decline.

Upon the termination of certain agreements with WI, we may experience additional increased costs.

WI is contractually obligated to provide to us only those services and products specified in the Transition Services Agreement, the Manufacturing and Supply Agreement, and the other agreements we entered into with WI in preparation for the separation. Upon the expiration of these agreements, many of the services and products that are covered in these agreements will have to be provided or produced internally or by unaffiliated third parties, and we expect that in some instances we may incur higher costs to obtain such services and products than we incurred under the terms of these agreements.

Our financing arrangement contains several restrictive covenants.

Our current credit facility contains a number of covenants imposing limitations. These restrictions may affect our ability to operate the business and may limit our ability to take advantage of potential business opportunities as they arise. The credit facility limits our ability to, among other things:

- incur additional indebtedness;
- pay dividends or make distributions in respect of our capital stock;
- create liens;
- make acquisitions; and
- change ownership.

The credit facility requires us to maintain certain financial ratios of a nature customary of credit facilities of this type. Our ability to comply with these agreements and requirements may be affected by events beyond our control, including prevailing economic, financial and industry conditions and other risk factors set forth in this Offering Circular. The breach of any of these covenants or restrictions could result in a default under the credit facility. An event of default under other debt agreements, should they exist in the future, would permit the lender to terminate the line of credit prior to the date of its maturity and to declare all amounts borrowed from the lender to be immediately due and payable.

Recent global market and economic conditions, including those related to the credit markets, could have a material adverse effect on our business, financial condition and results of operations.

The recent worldwide financial and credit market disruptions and uncertainty have reduced the availability of credit. The shortage of credit combined with the recent substantial losses in equity markets and other economic developments could lead to an extended worldwide economic recession.

A general slowdown in economic activity caused by a recession could adversely affect our business in several ways. A continuation or worsening of the current credit markets and economic conditions could adversely affect our customers' ability to obtain sufficient credit or pay for our products within the terms of sale and, as a result, our reserves for doubtful accounts and write-offs could increase. If certain key or sole suppliers were to become capacity constrained or insolvent as a result of the global economic conditions, it could result in a reduction or interruption in supplies or a significant increase in the price of supplies.

We are dependent on the continued services and performance of our senior management, the loss of any of whom could adversely affect our business, operating results and financial condition.

Our future performance depends on the continued services and continuing contributions of our senior management to execute on our business plan, and to identify and pursue new product opportunities. The loss of services of senior management could significantly delay or prevent the achievement of our development and strategic objectives. In addition, key personnel may be distracted by activities unrelated to our business. The loss of the services, or distraction, of our senior management for any reason could adversely affect our business, financial condition and results of operations.

If we are unable to develop new products to compliment our existing products and services, our growth prospects will be diminished.

Our current business continues to be negatively impacted by industry trends. If we are unable to timely develop and introduce new products and services, or enhance existing products and services, in response to these industry trends or customer requirements or demands, our growth prospects will be diminished.

The average sales prices of our manufactured and licensed products may decrease, which may reduce our gross profits.

We recently announced reduced pricing on certain of our products. Such pricing actions are evaluated in light of the competitive and economic conditions that exist in the marketplace. Actions to offset the effect of these reduced prices are being implemented, but there can be no assurances given that the results of these cost reductions will be realized either now or in the future. In addition, the ability to pass through the effect of increases in raw material or manufacturing costs, should they occur, cannot be assured.

Increased prices for, or unavailability of, raw materials used in our products could adversely affect profitability or revenues. In particular, our results of operations continue to be adversely affected by changing prices for steel, copper, bronze, and fuel.

We use various commodities in the manufacture and delivery of our products. Volatility in the commodity markets may result in cost changes to us that may not be recoverable through pricing actions to our customers in a timely manner.

Risks Arising From Our Tax Matters Agreement with WI

Our issuance of stock in the offering could cause the spin-off to be taxable, which would cause us to incur significant indemnification liability under the Tax Matters Agreement.

In connection with the spin-off, WI received an opinion of tax counsel to the effect that, subject to the accelerated taxation of certain deferred intercompany transactions, the spin-off would qualify as eligible for nonrecognition treatment under Section 355 of the Code. The opinion of counsel was based, in part, on assumptions and representations as to factual matters made by, among others, WI, members of WI management, members of WI's board of directors, and us, as requested by counsel, which, if incorrect, could jeopardize the conclusions reached by counsel. Opinions of counsel represent counsel's best legal judgment and neither binds the Internal Revenue Service nor any court, nor precludes the Internal Revenue Service from adopting a contrary position.

Also in connection with the spin-off, we entered into the Tax Matters Agreement with WI. The Tax Matters Agreement provides, among other things, that, depending on the event, we may have to indemnify WI for some or all of the taxes resulting from the spin-off if the spin-off does not qualify as a tax-free distribution under Section 355 of the Code. In particular, under the Tax Matters Agreement, we would be required to indemnify WI from and against any liability for tax that is attributable to or results from the sale of Shares in the offering. Our indemnification obligations to WI are not limited by any maximum amount. If we were required to indemnify WI under the terms of the Tax Matters Agreement, our indemnification liabilities would be substantial.

If the spin-off were to fail to qualify for tax-free treatment, WI would be subject to tax as if it had sold the common stock of our company in a taxable sale for its fair market value and WI's shareholders who received our common stock in the spin-off would be subject to tax as if they had received a taxable distribution equal to the fair market value of our common stock that was distributed to them.

Even if the spin-off otherwise qualified as a tax-free distribution under Section 355 of the Code, the spin-off would result in significant U.S. federal income tax liabilities to WI or to us (under the Tax Matters Agreement), but not to WI stockholders, if there are acquisitions, dispositions or issuances of our stock as part of a plan or series of related transactions that includes the spin-off and that results in an acquisition of 50% or more of our outstanding stock. Current U.S. federal income tax law creates a presumption that the distribution of common stock in the spin-off would be taxable to WI, but not to its shareholders, if there is a 50% or greater change, by vote or value, in WI's or our stock ownership during the four-year period that begins two years before the date of the spin-off, unless it is established that the transaction(s) resulting in such change were not undertaken pursuant to a plan or series of transactions related to the spin-off. In this regard, we are aware of past transfers of approximately 18% of our stock that would be presumed to be part of such a plan in the absence of an applicable exception. In addition, the Internal Revenue Service could take the view that any issuance of our common stock in the proposed offering should be presumed to be part of such a plan. The Treasury Regulations currently in effect generally provide that whether transfers of stock before or after a spin-off are deemed part of a plan is determined based on all of the facts and circumstances, including, but not limited to, specific factors described in the Treasury Regulations. If the proposed offering causes the spin-off to fail to qualify as tax-free generally or under the 50% requirement described above, we will incur significant indemnification liability under the Tax Matters Agreement.

To prevent us incurring any indemnification liability under the Tax Matters Agreement, we have conditioned the sale of Shares in the offering on receipt of an opinion of tax counsel that the offering will not adversely affect the tax-free status of the spin-off. See "Plan of Distribution – Closing Condition."

Our ability to engage in desirable strategic transactions and equity issuances is limited by the Tax Matters Agreement we entered into with WI.

To preserve the tax-free treatment to WI and its shareholders of the spin-off, we are prohibited by the terms of the Tax Matters Agreement, except in specified circumstances, from:

- issuing equity securities, except with the approval of WI;
- engaging in certain business combinations or asset sale transactions; or
- engaging in other actions or transactions that could jeopardize the tax-free status of the distribution.

These Tax Matters Agreement restrictions, which continue until December 28, 2010, may prevent us from entering into transactions that might be advantageous to our business and our shareholders, such as issuing equity securities to satisfy financing needs or acquiring businesses or assets with equity securities. In addition, we may be less attractive to a potential acquirer and reduce the possibility that an acquirer will propose or seek to effect certain transactions with us.

Risks Relating to the Securities

No Dividends.

While payment of dividends on our common stock rests with the discretion of our board of directors, there can be no assurance that dividends can or will ever be paid. Payments of dividends are contingent upon, among other things, future earnings, if any, our financial condition, capital requirements, general business conditions, and other factors that cannot be predicted. It is unlikely that we will pay dividends on the Shares in the foreseeable future. See "Description of Capital Stock."

Lack of liquidity with respect to the Shares.

Prior to this offering, there has been no public market for our common stock. No public market for our common stock will develop as a result of this offering. Moreover, our by-laws, as amended, contain restrictions on the ability of our shareholders to transfer their shares of common stock. Accordingly, there is little opportunity for liquidity with respect to the Shares.

Subscription Price for the Shares.

The subscription price for the Shares in this offering was set by our board of directors and does not necessarily bear any relationship to the book value of our assets, results of operations, cash flows, financial condition or any other established criteria for value. Accordingly, you should not consider the subscription price as an indication of the actual value of the Shares.

OUR BUSINESS

General

We sell our brand name products through our licensee network and serve our independently owned licensees with assistance in sales and marketing, education and training, technical services and other products and services. Under an intellectual property license agreement described in the section "Licensees," the licensees have the right to manufacture and sell Wilbert brand concrete burial vaults and urn vaults, as well as certain other branded items such as cremation urns and memorialization products in specified territories throughout the United States and Canada.

We sell our licensees the following products: vault forms, metal and plastic vault liners, adhesives, coatings, various connective components and related products. The plastic liners we sell are made of heavy gauge plastic. Our metal liners are a more protective, and therefore more costly, option that can be selected by the customer.

We also offer our cremation choices program, which provides training and educational aid for both licensees and funeral directors on the merchandising of cremation, cremation products and cremation services.

Licensees market and sell burial and urn vault products and other licensed products primarily to funeral homes and, to a lesser extent, cemeteries located in their geographical territories under the Wilbert brand name and various other trade names owned by us. Licensees use the vault form to pour the concrete perimeter of the vault, apply metal or plastic liners to the vault's interior using adhesives, attach various connective components to the vault, and deliver and sometimes install the vault at the cemetery.

We manufacture the metal vault forms and certain connective metal components used in constructing the vaults. We also manufacture the metal vault liners we sell to our licensees. We purchase the other products we sell from third parties, including plastic liners, which we purchase from WI's industrial plastic group. We also have a supply contract with Daubert Chemical Company, Inc. ("Daubert") under which we purchase adhesives that are used in securing liners to the walls of the burial vaults and urn vaults.

We maintain an inventory of the products we manufacture at our various facilities. These products are delivered throughout North America by means of common carriers. With respect to the out sourced plastic vault liners and urns, we take delivery of these products at our distribution facilities in Gastonia, North Carolina and White Bear Lake, Minnesota and inventory and deliver them from these locations using common carriers. With respect to the adhesives we sell, we take delivery of these products at our various facilities and deliver these products from these facilities by means of common carriers.

Competition

We compete on the basis of product quality, price, delivery, and customer service. We believe we have a strong market position due to our reputation for high-quality products. Our licensees are the price leaders among the providers of concrete burial vaults in the United States. Our primary national competitors include Doric Vaults, Eagle Vaults, Trigard, Clark Vaults, and MS Vaults.

Although we were the original patent holder for the Unidex process, which binds wet concrete, adhesive, and plastic liner, all of our competitors use this technology today, with only the specific adhesive differing among them. Nonetheless, funeral home operators are typically brand loyal, offering their customers only a single company's product line. This loyalty is derived from the service we provide, as well as the services provided by our licensees, ensuring timely delivery and installation of products to the cemetery and the funeral home. Brand recognition is low among the final consumers of our products and technology (the families of the deceased).

Licensees

We believe that most licensees' core business is the manufacture and sale of pre-cast concrete products, of which Wilbert burial vaults and urn vaults is an important subset. Our management estimates that less than 50% of our licensees manufacture and sell only burial vaults, urn vaults or other outer burial containers. In addition to the pre-cast concrete products business, a minority of the licensees have diversified their businesses to include other death-care products and services (e.g., operating crematoriums, providing embalming services, selling monuments and grave-digging) as well as various non-death-care activities (e.g., providing excavation services).

The overall health of the licensees' businesses, especially their pre-cast concrete products' businesses, is important to us because healthy businesses are more likely to maintain their vault unit volumes in the face of price competition and are more willing and able to invest in marketing and customer service activities that pull volume through our business and enhance the Wilbert brand. When Wilbert vault unit volumes decline, our sales of both consumable supplies and vault forms decline. Lower vault unit volumes of a licensee enable that licensee to defer their purchase of replacement forms because their existing forms deteriorate at a slower rate.

We have an intellectual property license agreement (the "License Agreement") with each of our licensees. Pursuant to the License Agreement, the licensee is granted an exclusive license to use our intellectual property in the manufacture, processing, distribution, marketing, servicing, and sale of burial vaults and urn vaults in the licensee's geographic territory. Among other provisions, if certain minimum unit sales amounts specified in the License Agreement are not achieved, the licensee is considered in breach of the License Agreement. A default of the License Agreement occurs if the licensee fails to adhere to specified quality standards or to maintain compliance with certain credit conditions. A default of the License Agreement can result in termination of the License Agreement.

The licensee pays specified royalty amounts to us. The License Agreement does not prohibit the licensee from producing or selling our competitors' products for sale or distribution outside of each licensee's geographic territory, but the License Agreement does restrict each licensee's ability to distribute competing products within each licensee's geographic territory. The term of all of the License Agreements expires August 31, 2015, but the License Agreement provides each licensee a right of first refusal at this date to a new license with us covering the licensee's current geographic territory.

Industry Trends Affecting the Company

Along with our licensees whose sales are concentrated in burial vaults and urn vaults, we have faced difficult business conditions during the past eight years due to persistent annual declines in vault unit sales. These declines are indicative of the following key trends in the United States:

- a declining death rate, which shifts unit sales into the future;

- the geographic dispersion of the population, which means a declining proportion of deaths, resulting in traditional funerals and casket burials (thus negatively impacting vault unit sales);

- the rising cost of a funeral (in part, the joint product of fewer traditional funerals and funeral homes' high fixed cost structure), which has made funeral homes increasingly sensitive to the cost of those components of a funeral's total cost that do not accrue to their own benefit, such as the cost of burial vaults;

- the rising rate of alternative forms of disposal, most notably cremation and double-depth burial vaults that directly reduce unit sales of Wilbert burial vaults (which are solely single-depth vaults); and

- the more recently elevated number of U.S. military veterans' deaths coincides with an initiative by the Veterans Administration ("VA") to build new national cemeteries, which is contributing to a reduction in unit sales of Wilbert burial vaults, because these national cemeteries mandate double-depth burial vaults and because many veterans and their spouses are accepting the VA's offer of a well-subsidized burial in a national cemetery.

The following table compares the decline in unit sales of Wilbert burial vaults, the decline in the U.S. death rate, and the rise in the cremation rate, which is the number of cremations as a percent of the total number of deaths in a given period, during the period from 2001 through 2008. The information was obtained from internal surveys, the Cremation Association of North America, the Center for Disease Control, and industry websites. The information regarding U.S. Death Rates for 2007 and 2008 are estimates as is the information concerning the cremation rates for 2008.

	2001	2002	2003	2004	2005	2006	2007	2008
Wilbert Burial Vault Unit Sales.	359,703	357,819	348,537	332,357	329,536	316,564	306,439	293,948
% Change from Prior Year	-1.1%	-0.5%	-2.6%	-4.6%	-0.8%	-3.9%	-3.2%	-4.1%
U.S. Death Rate (Per 1,000)	8.48	8.47	8.42	8.17	8.26	8.10	8.26	8.27*
% Change from Prior Year	-0.6%	-0.2%	-0.5%	-3.0%	1.2%	-1.9%	2.0%	0.1%
Cremation rate	26.9%	27.8%	28.4%	30.9%	32.3%	33.6%	34.9%	36.1%
% Change from Prior Year	2.7%	3.3%	2.2%	8.8%	4.5%	4.0%	3.9%	3.4%

The death-care industry has encountered some adversity over the past few years. Even though all indicators have shown the actual number of deaths has been increasing, the U.S. death rate, which measures the number of deaths per 1,000 persons, has declined. Moreover, in 2008, the death rate was 8.27 deaths per thousand, indicating nearly a 2.5% decline since 2001. A declining death rate shifts unit sales into the future. In the medium term, this trend is expected to damage the industry's activity levels and operating profits but, given the overall growth of the U.S. population and the continued aging of the baby boom generation, the industry should stabilize in approximately a decade.

The trend in the cremation rate depicted above is believed to be part of a long-run trend that is driven both by society's changing views on the acceptability of cremation and by the rising cost of a traditional funeral. According to the Cremation Association of North America, the cremation rate is expected to increase from an estimated 36.1% in 2008 to 57.3% in 2025. The burial segment of the industry has been affected by the increasing acceptance of cremation as an alternative to traditional burial.

Cremation, mausoleums, single and double depth lawn crypts and the consolidation of funeral homes have created a highly competitive market. The $15 billion death-care industry is aggressively marketed by multinational corporations, and funeral services and products are sold over the phone, through the mail, door to door, the internet and shopping malls.

Historically, the funeral home business has been highly fragmented. However, a consolidation trend, which commenced in the early 1990s but was somewhat abated in the late 1990s, appears to be on the rise again. We believe that the customer base for our licensees will continue to consolidate as national and regional chain operators continue to acquire funeral homes and cemeteries.

Regulation

We are subject to a variety of federal, state, and local laws and regulations relating to environmental, health, and safety concerns, including the handling, storage, discharge, and disposal of hazardous materials used in or derived from our manufacturing processes. We believe that we are in substantial compliance with such statutes, ordinances and regulations and that such compliance will not have a material adverse effect on our capital expenditures for the remainder of our current fiscal year and for a reasonably foreseeable time thereafter.

The Federal Trade Commission ("FTC") administers the trade regulation rule on funeral industry practices ("Funeral Practices Rule"). The purpose of the Funeral Practices Rule is to prevent unfair deceptive acts or practices in connection with the provision of funeral goods or services. In April 1984, the Funeral Practices Rule became fully effective. The Funeral Practices Rule, which applies to the customers of our licensees, contains minimal guidelines for funeral industry practices, requires extensive price and other affirmative disclosures and imposes mandatory itemization of funeral goods and services.

A number of jurisdictions regulate the sale of pre-need services and the administration of any resulting trust funds or insurance contracts. Many states and regulatory agencies have considered or are considering regulations that could require more liberal refund and cancellation policies for pre-need sales of products and services and increased trusting requirements. These proposals could have an adverse effect on the pre-need programs of our licensees.

From time to time, the federal government, states and other regulatory agencies have considered and may enact additional legislation or regulations that could affect our business.

Employees

As of September 30, 2009, we employed 64 persons on a full-time basis. Our management considers employee relations to be satisfactory. None of our employees is covered under collective bargaining agreements.

We have not entered into employment agreements with any of our employees.

Our Suppliers

We use stainless steel, copper and bronze sheets in the manufacture of our metal vaults. Most of the raw materials used in the products we manufacture are generally available from several sources.

The changing prices of raw materials used in our products, including steel, fuel, petroleum based products, and fuel related delivery costs, have a direct and sometimes negative effect on our profitability. We generally do not engage in hedging transactions with respect to these purchases, but do enter into fixed price supply contracts at times. We have taken steps and have plans and actions in place to mitigate the impact of rising raw material and fuel prices, including sales price adjustments. However, there can be no assurance that we will be able to anticipate and react quickly to all changing raw material prices in the future.

Historically, we have instituted annual price increases to help offset the impact of inflation and other rising cost factors.

We are dependent on single sources for our plastic liners and adhesive and coating products.

We have secured a long-term supply agreement for our plastic liners. As part of the spin-off, we entered into an exclusive five-year Manufacturing and Supply Agreement with WI under which we receive plastic burial and urn vault liners from WI. This agreement automatically renews for additional two-year terms unless terminated by either party by written notice at least one year prior to expiration of the then-current term. The 2009 and 2010 base prices for the products to be sold to us were established based on negotiations we had with WI. The negotiated base prices took into account then current costs and pricing, and provided WI with a profit margin appropriate in a contract negotiated at arm's length. The 2009 base prices went into effect on January 1, 2009 and the 2010 base prices will go into effect on January 1, 2010. According to the agreement, product prices may be increased or decreased from time to time (based on 60 day advance notice), based on changes in the cost of raw materials and, on an annual basis, product prices may be increased or decreased based on changes in direct labor costs. If WI does not continue to effectively perform its obligations under the Manufacturing and Supply Agreement, we may not be able to operate our business effectively and our profitability may decline.

We have approximately 18 months remaining on our supply agreement for our adhesive and coating products. Our ten-year supply agreement with Daubert expires in April 2011. Under the term of this agreement, Daubert supplies all of our requirements for adhesive and coating products. Daubert supplies the products covered by this agreement exclusively to us and we have agreed to purchase not less than $2.1 million of product each year that the agreement is in effect. Subject to the termination provisions of the agreement, the agreement may be terminated by either party upon 180 days written notice. The agreement provides for bi-annual changes in the purchase price for products based upon the percentage changes of the direct cost of raw materials. Annual price changes may also be made based on the percentage increase in Daubert's direct labor cost. If Daubert fails, for any reason, to perform on this supply agreement, we believe we would be able to find another supplier or suppliers for our adhesive and coating products on substantially similar prices and terms.

Our Credit Facility

We have entered into a credit facility with Bank of America, N.A. The credit facility consists of a $10 million unsecured revolving line of credit that is available to us through December 26, 2011. Interest on loans obtained as a result of the facility is charged at the London Interbank Offered Rate ("LIBOR") plus 150 or 175 basis points depending on certain financial ratios achieved by us. The credit facility limits our ability to, among other things, incur additional indebtedness; pay dividends or make distributions in respect of our capital stock; create liens; make acquisitions; and change ownership. The credit facility requires us to maintain certain financial ratios of a nature customary of credit facilities of this type.

Intellectual Property

We own and license a number of patents on the products and manufacturing processes that are of importance to us, but we do not believe any single patent or related group of patents is of material significance to our business as a whole.

We also own and license a number of trademarks and service marks relating to our products and services. In addition to "Wilbert" and "The Wilbert Bronze," we believe the following trademarks or service marks are significant to our business as a whole:

- Avondale
- Cameo Rose
- Corrugated Choices
- Cremation Choices
- Karine Bouchard Series
- Legacy
- Life's Reflections
- Loved and Cherished
- Marbelon
- MemoryCapsule
- Monticello
- SST/Triune
- Strentex
- Triune
- Unidex
- Venetian
- Veteran Triune
- Wilbert DataVault
- Wilbert Foundation & Design
- Wilbert Memorial Services
- Wilbert Ovation
- WilbertWay

Our ability to compete effectively depends, to an extent, on our ability to maintain the proprietary nature of our intellectual property. However, we may not be sufficiently protected by our various patents, trademarks and service marks. Additionally, certain of our existing patents, trademarks or service marks may be challenged, invalidated, cancelled, narrowed or circumvented. Beyond that, we may not receive the pending or contemplated patents, trademarks or service marks for which we have applied or filed.

We vigorously seek to enforce our intellectual property rights. However, we cannot ensure that the copying and sale of our products by others would not materially adversely affect the sale of our products.

Transition Services Agreement

In connection with the spin-off, we entered into a Transition Services Agreement with WI in order to provide for an orderly transition of our business becoming independent of WI. Pursuant to the Transition Services Agreement, WI provides us with various services relating to human resources, finance, treasury, and information technology at agreed-upon pricing based on cost allocations prior to the spin-off. The services are provided until December 2009. However, we may extend such term for an additional six months with respect to one or more categories of services. See "Risk Factors." We are in the process of developing internal capabilities to reduce our future reliance on WI.

Property

We own our 98,700 sq. ft. headquarters/manufacturing facility in Broadview, Illinois. We lease distribution facilities in Gastonia, North Carolina and White Bear Lake, Minnesota from WI. All facilities are suitable for their intended purpose, are being efficiently utilized and are believed to provide adequate capacity to meet demand for the next several years.

USE OF PROCEEDS

Net proceeds of this offering are expected to be $2,890,000 if all 150,000 Shares offered hereby are sold. We intend to utilize these proceeds to research and develop new product offerings complimentary to our current funeral services business, to strengthen our licensee network, and for general corporate purposes.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2009. This table should be read together with our balance sheet as of September 30, 2009, as set forth under "Financial Statements."

	As of September 30, 2009
Total Debt	$ 100,000
Stockholders' Equity:	$
Common Stock, $0.001 par value 1,000,000 shares authorized, 177,437 shares outstanding	$ 177
Paid in Capital	$ 823
Retained Earnings	$ 11,866,238
Total Shareholders' Equity	$ 11,867,238
Total Capitalization	$ 11,967,238

MANAGEMENT

Officers, Directors and Significant Employees

Our board of directors consists of nine members. Our directors and executive officers, and key employees are as follows:

Name	Position
Michael F. Bogacki	Chief Financial Officer
F. Coll Bowen, III	Director
Steven M. Bush	Director
Terry G. Christenberry	Director
Wm. Anthony Colson	President and CEO
Paul E. Cooper	Director
Randy L. Fehrenbacher	Director
Denny Wm. Knigga	V.P. Operations
Adrian Lee	Director of Procurement & Logistics
C. James Mans	Director, Chairman
Charles P. Morley	Director
Judy L. Rossom	Chief Accounting Officer
Joseph G. Weigel	V.P. Marketing
Dennis P. Welzenbach	Director
Terrence P. Whitlock	Exec. V.P., Secretary and Treasurer
John B. Williams	Director

The following is a description of the business background of each of our directors, officers, and key employees:

Michael F. Bogacki joined us in August 2009 as our Chief Financial Officer. Prior to that time, Mr. Bogacki had served as Vice President, Mergers and Acquisitions for Intertek Consumer Goods North America, an organization that provides testing, inspection and certification services, from 2006 to 2008. Prior to Intertek, he was the Chief Financial Officer, Portfolio Companies for The Blackstone Group, a New York based investment banking and alternative investment advisory firm. Mr. Bogacki has also served in various senior financial roles for several other organizations, including Feralloy Corporation, a Chicago based steel service center, and Farley Industries, Inc., a diversified manufacturing conglomerate whose primary holding was Fruit of the Loom, Inc. and began his career with Arthur Young & Company (now Ernst & Young). Mr. Bogacki is a CPA, holds a bachelor of science degree in commerce with a concentration in accounting from DePaul University, has an MBA from The University of Chicago and is 54 years old.

F. Coll Bowen, III has served on our board since the spin-off. Mr. Bowen served as a director of WI from May 2006 until the spin-off. Mr. Bowen has been the President of Wilbert Burial Vault Co. since 1993 and the President of Greenwood Cemetery, Inc. since 1995. Mr. Bowen was formerly the corporate treasurer of United Waste Service from 1990 to October of 1995. Mr. Bowen attended the University of Georgia and majored in Economics. Mr. Bowen is 57 years old.

Steven M. Bush has served on our board since the spin-off and, prior to the spin-off, was a director of WI from August 2007 until the spin-off. Mr. Bush has been President of S.M. Bush since February 1999. Prior to that he served as President of Quincy Wilbert Vault Co. Inc. and General Manager and then President of St. Louis Wilbert Vault and New Baden Wilbert Vault. Mr. Bush is 53 years old.

Terry G. Christenberry has served on our board since the spin-off and has been a director of WI since December 1997. From 1994 until October 2009, Mr. Christenberry was the President of the investment banking firm of Christenberry Collet & Co., Inc. of Kansas City, Missouri. In October 2009, Christenberry Collet & Co. combined with Country Club Bank to become C C Capital Advisors, a division of County Club Financial Services, Inc. Mr. Christenberry is a managing director of the new firm. Prior to that, he was Executive Vice President of H.B. Oppenheimer & Co., President of its Investment Banking Division and founder and President of its broker-dealer subsidiary from 1986 to 1994. Mr. Christenberry has over 35 years of business experience, including 10 years at a nationally recognized public accounting firm. Mr. Christenberry holds a B.A. in Mathematics from Texas Christian University and a Masters degree in Business Administration in Finance from Southern Methodist University. Mr. Christenberry is 63 years old.

Wm. Anthony Colson has been our President and CEO since April 2008. Prior to joining our company, Mr. Colson was Vice President & General Manager of Pella Window & Door from 2006 to 2008. He also served in the capacities of President, Legacy Management Partners from 2004 to 2006, and in various positions at Batesville Casket Co. from 1988 to 2004. Mr. Colson has a B.A. in Communication & Organizational Development from Indiana University. Mr. Colson is 50 years old.

Paul E. Cooper has served on our board since May 2009. Mr. Cooper is the President of Cooper Wilbert Vault Co., Inc. and has held this position since 1979. Mr. Cooper is also President of Cooper Vault Co., Inc. of Delaware and has held this position since 1981. Further, Mr. Cooper is the President Cooper Monument Company and of P&J Cooper Supply Co. Inc. of Barrington, New Jersey and has held these positions since 1986 and 1994, respectively.

Randy L. Fehrenbacher has served on our board since May 2009. He has been Vice President & COO of Bickes Inc. since June of 1990. Mr. Fehrenbacher joined the Bickes organization in 1983 and served as general manager prior to his position as Vice President and Chief Operating Officer. Mr. Fehrenbacher is 57 years old.

Denny Wm. Knigga has been our Vice President of Operations since July of 2008. Prior to joining our company, he held a position as a lean management consultant to one of the largest defense contractors, BAE. At BAE, he was responsible for the design and cellular production of the MRAP vehicle for the Iraqi theater of operations. He held various leadership positions in Batesville Casket from 1989 to 2006. As the Director of Operations he successfully closed the Campbellsville, Kentucky plant and was a leader for the transition of lean implementation within the manufacturing operations. Mr. Knigga began his manufacturing career with General Motors in 1969 in the Indianapolis stamping facility as an Industrial Engineer and rising to a shift superintendent in his 20-year career. He holds an MBA from Butler University in Indianapolis. Mr. Knigga is 62 years of age.

Adrian Lee has been our Director of Procurement and Logistics since July of 2008. Prior to joining our company he served as an Operations Manager at Pella Windows and Doors from 2006 to 2008, Operations Project Manager with Target Commercial Interiors from 2000 to 2006 and also has experience as a buyer for Dayton Hudson Corporation. He has a BFA degree in Commercial Interior Design and Computer Graphics, Certified PMP (Project Management Professional) and received certification on Six Sigma Black Belt. Adrian Lee is 40 years old.

C. James Mans has served as our chairman of the board and director since the spin-off. Mr. Mans has been a director and chairman of the board of WI since August 2007, having previously served as a director of WI from May 2003 through May 2006 and as Lead Director of WI from May 2004 through May 2005. Mr. Mans is the owner of Magnum Sawing & Coring, Inc., a company engaged in concrete coring and sawing and has been self-employed as a business consultant since January 2000. He is currently a certified public accountant, licensed in the State of Indiana. Mr. Mans was employed by KPMG LLP from February 1963 to December 1999, serving as an audit partner with KPMG LLP from October 1971 to December 1999. Mr. Mans received a Bachelor of Business Administration from Oklahoma University in 1963. Mr. Mans is 67 years old.

Charles P. Morley has served as a director for us since the spin-off. Prior to the spin-off, Mr. Morley served as a director of WI from 1998 through March 2007 and from May 2008 until the spin-off. Mr. Morley has been an owner and treasurer of Sabbow & Company, Inc., a concrete manufacturer, and, since September 2004, has been its President. Mr. Morley has over 40 years of business experience, including 10 years in public accounting and 19 years in funeral services. Mr. Morley is a certified public accountant and licensed attorney. Mr. Morley received a B.S. from Northland College, a M.S. degree in English from Eastern Illinois University, an MBA with emphasis in Accounting and Tax from Eastern Illinois University, and a Juris Doctor degree from Massachusetts School of Law. Mr. Morley is 63 years old.

Judy L. Rossom joined us in August 2009 as our Chief Accounting Officer. Prior to joining our company, Ms. Rossom most recently served as Secretary and Treasurer for WI where she held various senior financial roles since 2001. Prior to WI, Ms. Rossom was a senior accountant at Spraying Systems Company, a worldwide manufacturer of industrial spray nozzles headquartered in Chicago. Ms. Rossom is a Certified Public Accountant. Ms. Rossom holds a Bachelor of Business Administration-Accounting from Benedictine University and an MBA with an emphasis in Managerial Finance from DePaul University. Ms. Rossom is 42 years old.

Joseph G. Weigel has been our Vice President of Marketing since July 2008. Prior to joining our company, he was employed at Batesville Casket Company from July 1994 to July 2008. During his fourteen-year tenure with Batesville, he served in their cremation, marketing and human resources departments. Prior to that, he spent a number of years in advertising, working for regional and national ad agencies managing franchised restaurant accounts. Mr. Weigel received a B.S. in Journalism from Ball State University and an MBA with an emphasis in marketing from Xavier University. Mr. Weigel is 55 years old.

Dennis P. Welzenbach has served on our board since May 2009. He has been an executive with Suhor Industries for 22 years, having served in the positions of Vice President of Finance, Executive Vice President, Chief Operating Officer, and Chief Financial Officer. Prior to joining Suhor Industries, Mr. Welzenbach was a practicing CPA with Ernst & Whinney for eight years. Mr. Welzenbach has a B.A. in Accounting from St. Ambrose University, is a Certified Public Accountant, and is a licensed funeral director. Mr. Welzenbach is 57 years old.

Terrence P. Whitlock has been with us since July 1985. He served as our Assistant Controller and Controller from 1985 through 2000. In addition, he was appointed Secretary and Treasurer of Joliet Wilbert Vault from March 1997 until its sale in June 1999. Since June 2000, Mr. Whitlock has served as our Executive Vice President, Secretary and Treasurer. He also serves as a Trustee of The Wilbert Foundation and holds the office of Treasurer. Mr. Whitlock earned a B.S. in Accounting from Illinois State University, a Masters degree in Business Administration from Illinois Benedictine, and is a CPA. Mr. Whitlock is 49 years old.

John B. Williams has served as a director for us since the spin-off. Prior to the spin-off, Mr. Williams served as a director of WI from September 1975 through March 2007 and from August 2007 until the spin-off, and as chairman of the board of WI in 1978 and from September 1985 through September 1994. Mr. Williams has been the President and owner of The Williams Organization, a group of companies that manufacture and service burial vaults, since 1975. He is president and co-owner of Arnold-Wilbert Corporation, a manufacturer and distributor of death care products and other concrete products, since 1985. Mr. Williams received a Bachelor of Science in Business Administration in 1967 and a Masters degree in Business Administration with a concentration in Finance in 1972, each from The American University. Mr. Williams is 65 years old.

Our directors serve for a term of one year or until their successor is duly elected and qualified. All of our executive officers are appointed by and serve at the discretion of our board of directors. None of the executive officers have employment agreements. None of the executive officers are related to one another or to any of the members of the board of directors.

The board has three standing committees: an Audit Committee, a Nominating/ Corporate Governance Committee and an Executive Committee.

The audit committee has the general responsibility for establishing and maintaining communications with our internal and independent accountants, reviewing the methods used and audits made by the auditors in connection with our financial statements and reviewing with the auditors our financial and internal accounting controls. The audit committee is also responsible for confidential hot line issues pertaining to accounting, auditing, and internal control complaints. The audit committee is composed of Messrs. Christenberry (chairman), Mans, Morley and Welzenbach.

The nominating/corporate governance committee (i) assists our board by determining desired qualifications for board members, identifying individuals meeting those qualifications, and recommending to the board director nominees for the next annual meeting of shareholders or nominees to fill vacancies on the board that may occur between shareholder meetings; (ii) reviews annually the qualifications and independence of board members and makes recommendations in the composition of the board; (iii) recommends to the board corporate governance guidelines regarding director independence; (iv) annually reviews such guidelines and the provisions of its charter to confirm that such guidelines and its charter remain consistent with sound corporate governance practices and with legal or regulatory requirements; (v) monitors the board's compliance with its guidelines and leads the board in an annual review of the board's performance and takes action to effect changes in incumbent directors if deemed appropriate; and (vi) performs such other duties required by its charter or assigned by the board. This committee is also responsible for the oversight of the business ethics and compliance program adopted by the board and the corporate governance charter for the board adopted in connection with the spin-off. The nominating/corporate governance committee is composed of Messrs. Bowen (chairman), Bush, Christenberry, Fehrenbacher and Williams.

The primary purpose of the executive committee is to assist our board by exercising the full power and authority of the board between board meetings and while our board is not in session. The executive committee has all of the power and authority of our board, except for the limitations imposed on the authority of committees of a board of directors under Illinois corporation law. The executive committee is composed of Messrs. Mans (chairman), Bowen, Morley and Christenberry.

REMUNERATION OF DIRECTORS AND OFFICERS

Executive Summary

Our board determines the compensation policy for executive officers and determines their compensation by applying such policy. The following provides an overview of our compensation philosophy and programs for the principal executive officer, as well as our four other most highly compensated executive officers as of January 1, 2009, referred to herein as the "Named Executive Officers":

Wm. Anthony Colson, President & Chief Executive Officer (CEO)

Terrence P. Whitlock, Executive Vice President, Corporate Secretary and Treasurer

Joseph G. Weigel, Vice President of Marketing

Denny Wm. Knigga, Vice President of Operations

Adrian Lee, Director of Procurement & Logistics

We have adopted a pay-for-performance compensation policy for our Named Executive Officers, which links compensation to a combination of personal and company goals. The following elements comprise the total compensation awarded to our Named Executive Officers: base salary, cash- based short-term incentive award under our short-term incentive plan, and other allowances.

We target all elements of our compensation program to provide compensation opportunity at or near the median of the peer group. Actual payouts under these programs can be above or below the median based on company and personal performance.

Our annual performance award is linked directly to short-term company goals and performance, in line with our "pay-for-performance" philosophy. The company's executives participate in the same group benefit programs, on substantially the same terms as other salaried employees.

Our compensation program is designed to attract, motivate, reward, and retain executives. The board exercises discretion in determining compensation actions when necessary due to extraordinary changes in the economy, unusual events, or overall company performance.

2008 Compensation of Officers

With respect to the fiscal year 2008, the following table sets forth for the named executive officers that were serving as such at December 27, 2008: (i) their name and principal positions; (ii) portion of the year covered; (iii) the dollar value of base salary or compensation earned during the portion of the year covered; (iv) the amount of discretionary bonus paid in fiscal 2008; (v) the dollar value of the amounts paid during the portion of the year covered to redeem shares granted to them under our phantom stock plan; and (vi) other compensation in the form of automobile allowance, moving allowance (which is subject to repayment by the Named Executive Officer under certain circumstances) and match contributions under the 401(k) plan.

	Base Salary / Compensation ($)	Discretionary Bonus($)	Phantom Stock Redemption($)	Other Compensation ($)	Total Compensation ($)
Wm. Anthony Colson President & CEO (from April 23, 2008)	150,473	0	0	31,587	182,060
Terrence P. Whitlock Executive Vice President	176,800	39,700	12,817	12,612	241,929
Joseph G. Weigel Vice President of Marketing (from July 14, 2008)	66,346	0	0	12,423	78,769
Denny Wm. Knigga Vice President of Operations (from July 21, 2008)	63,462	0	0	11,444	74,906
Adrian Lee Director of Procurement & Logistics (from July 28, 2008)	44,423	0	0	10,000	54,423

Prior to fiscal 2008, certain of our employees were granted awards under WI's phantom stock plans, which provided for the grant of "phantom shares" that, subject to vesting requirements, WI was under the obligation to redeem under certain circumstances, referred to herein as the "Phantom Plans." In connection with the spin-off, WI agreed to fix, based on an agreed value, the amounts owed to certain employees under the Phantom Plans and pay out such amounts in accordance with certain accelerated payment schedules. Plan participants in this arrangement included one of our employees, Terrence Whitlock. Also in connection with the spin-off, we assumed the responsibility for paying the amount owed to Mr. Whitlock as well as certain previously fixed amounts due to Mr. Whitlock and a former employee under the Phantom Plans. The amounts assumed by us totaled approximately $102,000 at December 27, 2008.

Short Term Incentive Compensation Plan for 2009. As mentioned above, we have put in place a short term incentive compensation plan for the Named Executive Officers based on the achievement of predetermined levels in the following:

- Unit Sales Volume of Plastic Liners;
- Unit Sales Volume of Metal Liners;
- Cremation Revenues; and
- Pretax Income.

Other Benefit Programs. Substantially all of our employees are eligible to participate in our health and dental, 401(k) defined contribution, short and long-term disability, and life insurance plans.

In connection with the spin-off, we became responsible for all obligations with respect to our employees who were enrolled in the WI Non-Qualified Supplemental Retirement Plan and Non-Qualified Salary Deferral Plan. As of December 27, 2008, Mr. Whitlock was the only remaining employee participating in the Non-Qualified Salary Deferral Plan and no current employees participate in the Non-Qualified Supplemental Retirement Plan.

2008 Compensation of Directors

Because we were a wholly owned subsidiary of WI until the spin-off, which was consummated at the end of the WI and our 2008 fiscal year on December 27, 2008, there were no annual retainers for our directors in 2008. Our sole director prior to the spin-off did not receive any separate remuneration for such services. In 2009, annual retainers for our directors are being paid in quarterly installments, except for the chairman of the board who receives the retainer payment on a monthly basis. The following is the fee schedule that is currently effective for our non-employee directors:

Board Meeting Fees	Special Telephone Board Meeting Fees	Committee Meeting Fees to Non-Employee Directors & Chair Per Meeting		
Non-employee & Chairman or Lead Directors (per meeting)	Non-employee Directors & Chair or Lead Director (per meeting)	Audit Committee* and Task Forces** (per meeting)	Nominating/Corporate Governance committee (per meeting)	Any other committee (per meeting)
$1,750	$250	$1,000* $1,500**	$750	$500

Annual Retainer

Audit Committee Chair	Nominating/Corporate Governance Committee Chair	Non-employee Chairman (or Lead Director)
$6,000	$4,000	$30,000

Licensee Directors	Outside Directors
$4,000	$30,000

It is currently our policy that our employees do not receive any remuneration for serving as a director, if such is the case.

Indemnification of Directors and Officers

Our amended and restated articles of incorporation currently contain provisions to eliminate the personal liability of directors for monetary damages resulting from breaches of fiduciary duty as a director (with certain exceptions). Our by-laws, as amended, currently contain provisions that indemnify, subject to certain exceptions, any director, officer, employee or agent who was or is a party or threatened to be made a party to any civil, criminal, administrative or investigative action, suit or proceeding (whether brought or conducted by a third party or by or in the right of the Company) against expenses, including attorneys' fees, judgments, fines, penalties, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding and based on or relating to any actual or alleged acts or omissions or neglect or breach of duty. Such expenses shall generally be paid by us on behalf of the indemnified party prior to termination of the proceedings if the indemnified party undertakes to repay us in the event the indemnification is determined ultimately not to be available to such person. The indemnification provisions in our by-laws, as amended, are not exclusive and the general indemnification provisions of Illinois law, or separate indemnification agreements, if any, are entered into by us in accordance with Illinois law, will also apply.

SHAREHOLDERS OF THE COMPANY

The table below sets forth, as of September 30, 2009, except as otherwise noted, certain information concerning the beneficial ownership of shares of our common stock by: (i) each director; (ii) each officer; (iii) our directors and officers as a group; and (iv) any person known to beneficially own over 5% of our common stock outstanding. Included are shares held by entities or trusts that are owned or controlled by the director, officer, or beneficial owner and as to which he or she has or shares voting or investment power. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. Applicable percentage ownership is based on 177,437 shares of common stock outstanding as of September 30, 2009.

Except as otherwise indicated, the address of each beneficial owner is c/o Wilbert Funeral Services, Inc., 2913 Gardner Road, Broadview, Illinois 60155.

Name	Number	%	Title
Michael F. Bogacki	-0-	-0-	Officer
F. Coll Bowen, III	2,304	1.30%	Director
Steve Bickes[1]	9,224	5.20%	N/A
Steven M. Bush	300	*	Director
Terry G. Christenberry	500	*	Director
Wm. Anthony Colson	- 0 -	- 0 -	Officer
Paul E. Cooper	485	*	Director
Randy L. Fehrenbacher	- 0 -	- 0 -	Officer
Denny Wm. Knigga	- 0 -	- 0 -	Officer
Adrian Lee	- 0 -	- 0 -	Officer
C. James Mans	- 0 -	- 0 -	Director and Officer
Charles P. Morley	13,079	7.37%	Director
Judy L. Rossom	- 0 -	- 0 -	Officer
Joseph U. Suhor, III[2]	35,228	20.1%	N/A
Joseph G. Weigel	- 0 -	- 0 -	Officer
Dennis P. Welzenbach	2,136	1.20%	Director
Terrence P. Whitlock	5	*	Officer
John B. Williams	15,114	8.52%	Director
Current directors and named executive officers of the Company as a group (16 persons)	33,923	19.12%	
Total	78,375	44.17%	

* Less than 1%

DIVIDEND POLICY

Dividends may be paid to holders of common stock when, as and if declared by our board of directors out of funds legally available for such purpose, subject to any contractual restrictions on the payment of dividends. Our board of directors does not currently anticipate paying cash dividends in the foreseeable future as it intends to retain future earnings to finance the growth of the business. Illinois corporation law provides that dividends may only be paid out of capital surplus or out of earnings. Other than this legal restriction on the payment of dividends, there are no other limitations on our ability to pay dividends to our shareholders. Our payment of future cash dividends will depend on such factors as earnings levels, anticipated capital requirements, our operating and financial condition and other factors deemed relevant by our board.

[1] Mr. Bickes's address is c/o Bickes, Inc., 919 West Eldorado Street, Decatur, IL 62522.
[2] Mr. Suhor's address is c/o Suhor Industries, Inc., 10965 Granada Lane, Suite 300, Overland Park, KS 66211.

LEGAL PROCEEDINGS

We are, from time to time, involved in routine litigation incidental to our operations. We intend to vigorously defend or resolve any such matters by settlement, as appropriate. Litigation is inherently uncertain and always difficult to predict. However, based on our understanding and evaluation of the relevant facts and circumstances, we believe that the routine litigation to which we may be a party is not likely, in the aggregate, to have a material adverse effect on our results of operations, financial position or cash flows.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the rights of our common stock and preferred stock and certain provisions of our amended and restated articles of incorporation and by-laws, as amended. For more detailed information, please see our amended and restated articles of incorporation and by-laws, as amended, which are filed as exhibits to the Offering Statement of which this Offering Circular forms a part.

Our authorized capital stock consists of 1,000,000 shares of common stock, $0.001 par value, and 50,000 shares of preferred stock $0.001 par value. As of September 30, 2009, we had 177,437 shares of common stock outstanding, held of record by 215 shareholders, and no shares of preferred stock.

Common Stock

The holders of the common stock are entitled to one vote per share on all matters submitted to a vote of shareholders and are entitled to cumulate votes in the election of directors. In the election of directors, a shareholder is entitled to as many votes as are equal to the number of such shareholder's shares, multiplied by the number of directors to be elected. A shareholder may "cumulate" these votes and cast all for one nominee, or may distribute such votes among two or more director nominees. Under certain circumstances, cumulative voting may enable a minority shareholder to gain representation on the board of directors even if the shareholder holds a small percentage of our outstanding shares. At the present time (assuming all shareholders eligible actually voted), a shareholder with at least 17,744 shares or approximately 10% of the common stock outstanding utilizing its cumulative voting rights could elect one person to our board. Assuming all of the Shares are sold and the size of our board remains unchanged, one person could be elected to our board with 32,744 shares or approximately 10% of the shares of common stock then outstanding.

Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for such purpose. In the event we liquidate, dissolve or wind up operations, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

The holders of the common stock do not have any preemptive rights to acquire stock of any kind hereafter issued or authorized.

Preferred Stock

Our board of directors has the authority, without further action by our shareholders, to issue from time to time up to 50,000 shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of any series. The issuance of preferred stock (or the ability to issue preferred stock) could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock or delaying, deterring or preventing a change in control. We currently have no plans to issue any shares of preferred stock. After the closing of this offering, no shares of preferred stock will be outstanding.

Anti-Takeover Effects of Certain Provisions of Our Charter Documents

Our amended and restated articles of incorporation and by-laws, as amended, contain provisions that may have the effect of discouraging, delaying or preventing a change in control or unsolicited acquisition proposals that a shareholder might consider favorable, including provisions authorizing the issuance of "blank check" preferred stock, establishing notice of transfers of beneficial ownership and advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at shareholders' meetings.

Restrictions on Transfer

Our by-laws, as amended, contain restrictions on the ability of a shareholder to transfer his, her or its shares of our capital stock. Under these restrictions, our shares of capital stock, including our common stock, may not be sold, assigned, disposed of or otherwise transferred, except for:

- transfers to other company shareholders;
- transfers by gift, bequest or operation of the laws of descent;
- transfers to an entity unaffiliated with us pursuant to a merger, consolidation, stock-for-stock exchange or similar transaction involving us;
- transfers by a partnership to its partners;
- transfers that would be exempt from the registration requirements of the Securities Act of 1933, as amended, by virtue of the private placement exemption provided by Section 4(2) of the Securities Act if the transferor were the issuer of the subject shares, provided that the transferee is an "accredited investor" within the meaning of Rule 501(a) under the Securities Act; and

- transfers pursuant to an effective registration under the Securities Act simultaneous with a registration of our stock under Section 12 of the Securities Exchange Act of 1934, as amended.

The stock certificates for the Shares purchased in the offering will bear a legend referencing these transfer restrictions.

CERTAIN TRANSACTIONS

In addition to the compensation arrangements of our directors and executive officers discussed above under "Remuneration of Directors and Officers," the following is a description of transactions since January 1, 2007, to which we have been a party in which the amount involved exceeded or will exceed $50,000 and in which any of our directors, executive officers, beneficial holders of more than 5% of our capital stock (except WI), or entities affiliated with them, had or will have a direct or indirect material interest.

Ordinary Course Sales

During the fiscal year ended December 27, 2008, our sales to licensees with an affiliated person on our board of directors (taking into account only the members of the board after the spin-off) accounted for approximately 22% of our total sales. Such sales were made under the same terms and conditions as sales to all other licensees.

Indemnification of Officers and Directors

Our amended and restated articles of incorporation and by-laws, as amended, provide that we will indemnify each of our directors and officers to the fullest extent permitted by Illinois law. See "Remuneration of Directors and Officers – Indemnification of Directors and Officers" above for more details.

PLAN OF DISTRIBUTION

Structure of the Offering

We are offering 150,000 Shares for sale at $20.00 per Share to our shareholders of record as of __________________, 20___. In addition to being a record holder of our shares of common stock on ____________________, 20___, you must remain the holder of record, as of the subscription closing date, of the common stock giving rise to your purchase rights in this offering to be eligible to purchase Shares in the offering. The Shares will be allocated among our eligible existing shareholders in accordance with the procedure set forth below. The offering will be conducted in up to three phases. A closing will occur at the expiration of the final phases of the offering.

Phase I. During the first phase ("Phase I"), each of our eligible existing shareholders will be given the opportunity to subscribe to purchase up to such person's pro rata portion of the Shares being offered, based on the number of shares of common stock held of record by such person as of _________________, 20___ as compared with the total number of shares of common stock held of record by all of our existing shareholders at that time. For example, if you owned as of _______________, 20___ 1% of our common stock then outstanding, you may subscribe for up to 1% of the Shares being offered in Phase I or 1,500 Shares (150,000 X 1%). In the event you do not subscribe to purchase your pro rata portion of the Shares being offered in Phase I, your relative ownership interest in the Company will be reduced to the extent that portion of your pro rata interest are subscribed for and purchased by other shareholders during the offering. Because no fractional Shares will be sold during the offering, all calculations with respect to the number of Shares that may be subscribed for purchase will be rounded to the nearest whole Share.

Phase I will terminate 30 days from the date of this Offering Circular, unless we further extend the expiration for such additional period as we deem appropriate in our sole discretion. To subscribe for Shares during the Phase I of the offering, you must complete the Subscription Agreement, a copy of which is attached hereto as Exhibit A and deliver it to us along with your subscription payment prior to the termination of Phase I.

Phase II. If any Shares remain unsubscribed after the close of Phase I, the remaining Shares will be offered in a second phase ("Phase II"). Only those shareholders that subscribed to purchase their full pro rata portion of the Shares in Phase I (the "Phase II Eligible Shareholders") will be permitted to subscribe for Shares in Phase II. Accordingly, you will only be able to subscribe to purchase Shares in Phase II if you agreed to purchase your full pro rata portion of the Shares available for subscription by you in Phase I. The number of Shares available for purchase in Phase II will be set forth in a supplement to this Offering Circular which will be distributed to the Phase II Eligible Shareholders. Phase II will be open for 10 calendar days following the date of the Offering Circular supplement, unless we further extend the expiration for such additional period as we deem appropriate in our sole discretion. During Phase II, each Phase II Eligible Shareholder may subscribe to purchase up to such amount of the remaining Shares as equals such Phase II Eligible Shareholder's pro rata portion based on the number of Shares agreed to be purchased by such shareholder in Phase I compared to the number of Shares agreed to be purchased by all Phase II Eligible Shareholders in Phase I.

Phase III. If any Shares remain unsubscribed after the close of Phase II, the remaining Shares will be offered in a third phase ("Phase III"). Only those shareholders that subscribed to purchase their full pro rata portion of the Shares in Phase II (the "Phase III Eligible Shareholders") will be permitted to subscribe for Shares in Phase III. Accordingly, you will only be eligible to subscribe to purchase Shares in Phase III if you agreed to purchase your full pro rata portion of the Shares available for purchase by you in Phase II. The number of Shares available for purchase in Phase III will be set forth in a supplement to this Offering Circular that will be distributed to the Phase III Eligible Shareholders. Phase III will be open for five calendar days following the date of the Offering Circular supplement, unless we further extend the expiration for such additional period as we deem appropriate in our sole discretion. During Phase III, each Phase III Eligible Shareholder may subscribe to purchase up to such amount of the remaining Shares as equals such Phase III Eligible Shareholder's pro rata portion based on the number of Shares agreed to be purchased by such shareholder in Phase II compared to the number of Shares agreed to be purchased by all Phase III Eligible Shareholders in Phase II or such greater number of Shares as shall be agreed to by such Phase III Eligible Shareholder and all of the other Phase III Eligible Shareholders.

Closing Condition

The closing on the purchase of any Shares subscribed for in the offering is conditioned on our receipt of an opinion of counsel, in form and substance satisfactory to us and WI, that the sale of Shares in the offering will not adversely affect the tax-free status of the spin-off transaction. The opinion will be based on, among other things, a determination that closing on the subscriptions received in the offering, when aggregated with certain other issuances and transactions in our stock during the period beginning on the date which is two years before the date of the spin-off and ending on the subscription closing date, will not result in a 50% or greater change, by vote or value, in our stock ownership. We believe receipt of subscriptions during Phase I of the offering from existing shareholders holding at least 31% of the issued and outstanding shares of our common stock indicating there agreement to purchase all of their pro rata portion of the Shares available to them will be an important factor in us receiving the tax opinion.

Because the closing on the purchase of any Shares subscribed for in the offering is subject to this condition, there is no assurance that any or all of the Shares will be sold.

We are directly conducting this offering through our officers and employees who will use their "best efforts" to effect the sale of the Shares.

Determination of Offering Price

The offering price was determined after considering a number of factors including our past and present operating results, earnings prospects, the industry in which we operate, the market prices of securities of and financial and operating information about companies engaged in activities similar to ours, our book value as determined as of our most recent fiscal year end, the results of prior offerings conducted by our former parent company, the most recent sale between shareholders of our former parent company that took place prior to the spin-off, and other similar criteria for determining value.

The offering price was set at a level anticipated to provide an incentive to existing shareholders to make an additional equity investment. The book value per share of our common stock was $51.22 and $66.88 per share as of December 27, 2008, and September 30, 2009, respectively. You, however, should make an independent evaluation of the fairness of the offering price. See "Risk Factors - Subscription Price for Shares."

Subscription Procedures

During each offering phase, in order to accept this offer, you are requested to complete the Subscription Agreement (the form of which is attached to this Offering Circular as Exhibit A) and to submit the Subscription Agreement and your check made payable to "Wilbert Funeral Services, Inc." in the full amount of your subscription. The execution of a Subscription Agreement constitutes a binding offer to buy Shares and an agreement to hold open the offer to buy the Shares until we accept or reject your subscription. No subscriptions will be valid unless we accept such subscription in writing.

The Shares are being offered subject to acceptance, prior sale and withdrawal, cancellation or modification of the offering without notice. Subscriptions will not be subject to revocation or termination by you after we accept. We reserve the right in our sole discretion to reject any subscription, in whole or in part, for any or no reason.

All payments for the Shares subscribed for in Phase I will be deposited in one or more accounts with ____________ until such time as we have determined that the closing condition of the offering has been satisfied. Such funds will be invested in short-term U.S. government securities or money market funds. If the closing condition of the offering has not been satisfied by the termination of the offering, we will refund all payments you have made with respect to the Shares subscribed for in the offering without interest.

LEGAL MATTERS

The validity of our common stock offered hereby will be passed upon for us by Polsinelli Shughart, PC, Kansas City, Missouri.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the United States Securities and Exchange Commission (the "Commission"), a Form 1-A Notification pursuant to Regulation A of the rules and regulations under the Securities Act of 1933, as amended, of which this Offering Circular is a part, in connection with the Shares offered under this Offering Circular. This Offering Circular omits certain information contained in the Form 1-A Notification and reference is hereby made to the Form 1-A Notification and exhibits thereto for further information with respect to us and the Shares to which this Offering Circular relates. The Form 1-A Notification may be read and copied at the Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operations of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330.

INDEX TO FINANCIAL INFORMATION

The following unaudited financial statements are included in this index:

Annual Financial Statements

Interim Financial Statements

WILBERT FUNERAL SERVICES, INC.
Unaudited Financial Statements
December 27, 2008 and December 31, 2007

WILBERT FUNERAL SERVICES, INC.

Balance Sheets

December 27, 2008 and December 31, 2007

(Unaudited)

Assets		**2008**		**2007**
Current assets:				
Cash	$	350	$	350
Receivables, net of allowance for doubtful accounts of $250,000 in 2008 and 2007		8,561,860		9,283,141
Inventories		5,284,820		5,177,433
Prepaid expenses and other current assets		378,155		333,675
Total current assets		14,225,185		14,794,599
Property, plant and equipment:				
Land and improvements		1,139,014		—
Buildings and improvements		3,438,662		251,100
Machinery and equipment		4,157,418		4,157,418
Furniture and fixtures		2,475,266		2,566,420
Construction in progress		403,311		109,582
Total property, plant and equipment		11,613,671		7,084,520
Less: accumulated depreciation		(8,565,043)		(5,714,853)
Net property, plant and equipment		3,048,628		1,369,667
Other assets		1,821,523		1,206,910
Total assets	$	19,095,336	$	17,371,176

The accompanying notes are an integral part of these financial statements.

WILBERT FUNERAL SERVICES, INC.

Balance Sheets
December 27, 2008 and December 31, 2007
(Unaudited)

Liabilities and Shareholders' Equity		2008		2007
Current liabilities:				
Accounts payable	$	4,222,525	$	3,584,817
Accrued income taxes		—		—
Other current liabilities		1,375,809		1,567,887
Total current liabilities		5,598,334		5,152,704
Long term debt, less current maturities		3,500,000		—
Deferred income taxes		418,600		116,200
Other noncurrent liabilities		489,390		481,203
Total liabilities		10,006,324		5,750,107
Shareholders' equity:				
Common stock, $1.00 par value; 1,000,000 shares authorized in 2007; 1,000 shares issued and outstanding in 2007		—		1,000
Common stock, $0.001 par value; 1,000,000 shares authorized in 2008; 177,437 shares issued and outstanding in 2008		177		—
Paid in capital		823		—
Retained earnings		9,088,012		11,620,069
Total shareholders' equity		9,089,012		11,621,069
Total liabilities and shareholders' equity	$	19,095,336	$	17,371,176

The accompanying notes are an integral part of these financial statements.

WILBERT FUNERAL SERVICES, INC.
Statements of Earnings
For the Years Ended December 27, 2008 and December 31, 2007
(Unaudited)

	2008	2007
Net sales	$ 57,201,303	$ 59,032,100
Cost of goods sold	46,735,552	46,839,640
Gross profit	10,465,751	12,192,460
Operating expenses	7,347,335	7,911,261
Operating income	3,118,416	4,281,199
Other income (expense), net	196,183	(23,249)
Earnings before income taxes	3,314,599	4,257,950
Provision for income taxes	1,236,345	1,611,900
Net earnings	$ 2,078,254	$ 2,646,050
Net earnings per share	$ 11.71	$ 14.91

The accompanying notes are an integral part of these financial statements.

WILBERT FUNERAL SERVICES, INC.

Statements of Changes in Shareholders' Equity
For the Years Ended December 27, 2008 and December 31, 2007
(Unaudited)

	Common stock	Treasury stock	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total shareholders' Equity
Balance at December 31, 2006	$ 1,000	$ —	$ —	$ —	$ 11,407,607	$ 11,408,607
Net earnings	—	—	—	—	2,646,050	2,646,050
Cash transferred to Wilbert, Inc.	—	—	—	—	(2,433,588)	(2,433,588)
Balance at December 31, 2007	1,000	—	—	—	11,620,069	11,621,069
Net earnings	—	—	—	—	2,078,254	2,078,254
Cash transferred to Wilbert, Inc.	—	—	—	—	(4,610,311)	(4,610,311)
Net effect of the Spin-off Transaction	(823)	—	823	—	—	—
Balance at December 27, 2008	$ 177	$ —	$ 823	$ —	$ 9,088,012	$ 9,089,012

The accompanying notes are an integral part of these financial statements.

WILBERT FUNERAL SERVICES, INC.

Statements of Cash Flows

For the Years Ended December 27, 2008 and December 31, 2007

(Unaudited)

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net earnings	$ 2,078,254	$ 2,646,050
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation and amortization	435,571	303,199
Deferred taxes	(306,332)	(123,400)
SERP liability and funding	11,894	(82,155)
Loss from operations of Paws and Remember	90,409	180,351
Loss on sale of fixed assets	(2,314)	—
Changes in assets and liabilities:		
(Increase) decrease in receivables	721,281	(616,273)
(Increase) decrease in inventories	(107,387)	683,208
(Increase) decrease in prepaid expenses and other current assets	(44,480)	303,192
(Increase) decrease in other assets	(5,881)	(2,342)
(Decrease) increase in accounts payable	637,708	(808,478)
(Decrease) increase in income taxes	—	—
(Decrease) increase in other current liabilities	(115,029)	249,646
(Decrease) increase in other noncurrent liabilities	(171,165)	102,113
Net cash provided by operating activities	3,222,529	2,835,111
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of fixed assets	35,500	—
Additions to fixed assets	(293,229)	(401,523)
Net cash used in investing activities	(257,729)	(401,523)
CASH FLOWS FROM FINANCING ACTIVITIES		
Debt assumed from Wilbert, Inc. in the Spin-off Transaction, net of assets transferred from Wilbert, Inc.	1,645,511	—
Cash transferred to Wilbert, Inc.	(4,610,311)	(2,433,588)
Net cash used in financing activities	(2,964,800)	(2,433,588)
Net increase in cash	—	—
Cash at beginning of period	350	350
Cash at end of period	$ 350	$ 350

The accompanying notes are an integral part of these financial statements.

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

From January 2, 1997, to December 27, 2008, Wilbert Funeral Services, Inc. (the "Company") operated its business as a wholly-owned subsidiary of Wilbert, Inc. On December 27, 2008, the ownership of the Company's common stock was spun-off from Wilbert, Inc. to the shareholders of Wilbert, Inc. through a tax-free distribution of Company shares (the "Spin-off Transaction"). Certain assets and liabilities of Wilbert, Inc. were transferred to the Company at their historical book value at the time of the Spin-off Transaction. Prior to the Spin-off Transaction, Wilbert, Inc. held 1,000 shares of Wilbert Funeral Services, Inc. common stock. On December 27, 2008, an additional 176,437 shares of Wilbert Funeral Services, Inc. common stock were issued to Wilbert, Inc., at which time the 177,437 shares were cancelled and subsequently distributed to the Wilbert, Inc. shareholders on a pro-rata basis. As a result of the Spin-off Transaction, the Company now operates independently of Wilbert, Inc. and its subsidiaries.

The accompanying financial statements reflect the historical results of operations, financial position, and cash flows of the Company. The historical cost basis of assets and liabilities has been reflected in these financial statements. Allocations of certain costs incurred by Wilbert, Inc. are included in these financial statements based on the methods described in Note 8. However, the financial information in these financial statements does not necessarily represent the expense that would have been incurred had the Company been a separate, stand-alone entity for all periods presented and, therefore, may not necessarily reflect the Company's results of operations, financial position and cash flows had the Company been a stand-alone entity during each of the periods presented.

The number of shares outstanding has been retroactively adjusted to reflect the shares outstanding at the time of the Spin-off Transaction for the purpose of calculating basic earnings per share.

(b) Principal Business Activities

The Company administers and supplies a network of independently owned licensees, who are granted the right to manufacture and sell Wilbert® burial vaults. The Company supplies the licensees with burial vault forms, liners and other related products. Most of the Company's customers are located in the United States.

(c) Comprehensive Income

Financial Accounting Standards Board (the "FASB") Statement of Financial Accounting Standards No. 130, *Comprehensive Income*, requires reporting comprehensive income and its components in a full set of financial statements. Comprehensive income is defined as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. For each period presented, comprehensive income is comprised entirely of net income.

(d) ***Revenue Recognition***

The Company recognizes revenue at the time of shipment for product sales. Shipping and handling expenses charged to customers are included in net sales and the related costs are included in cost of goods sold.

Royalty revenues earned from licensees of the Company are recorded based on the number of vaults interred during the fiscal year and are included in net sales.

(e) ***Inventories***

Inventories are stated at the lower of cost or market value (net realizable value). Cost is determined by the last in, first out (LIFO) method. If the first in, first out (FIFO) method of inventory valuation had been used, inventories would have been $3,771,457 and $3,708,489 higher than reported at December 27, 2008, and December 31, 2007, respectively.

(f) ***Property, Plant, and Equipment***

Property, plant, and equipment are stated at cost. Depreciation is calculated on the straight line and declining balance methods over the following useful lives:

Buildings and improvements	5 to 40 years
Machinery and equipment	3 to 15 years
Furniture and fixtures	3 to 10 years

(g) ***Long Lived Assets***

Long lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to future undiscounted cash flows. Recoverability of assets held for disposal is measured by comparing the carrying amount of an asset to the expected proceeds upon disposal, net of any costs to dispose. A write down is recognized whenever the carrying amount of an asset exceeds its fair value.

(h) ***Income Taxes***

Income taxes are accounted for under the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax laws or rates is recognized in income in the period that includes the enactment date.

The Company was included in the consolidated federal and state income tax returns of Wilbert, Inc. for all periods prior to the year-ended December 27, 2008.

(i) ***Fair Value of Financial Instruments***

The Company's financial instruments include trade accounts and notes receivable, nonqualified plan investments, accounts payable, accrued expenses and debt. Management believes that the fair values of all financial instruments were not materially different from their carrying values at December 27, 2008, or December 31, 2007.

(j) ***Accounting Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Inventories

	2008	2007
Inventories:		
Raw material	$ 2,143,100	$ 2,306,086
Work-in-process	100,110	116,863
Finished goods	6,813,067	6,462,973
Inventories at FIFO	9,056,277	8,885,922
Less: LIFO reserve	(3,771,457)	(3,708,489)
Inventories at LIFO	$ 5,284,820	$ 5,177,433

(3) Long-term Debt

Long-term debt at December 27, 2008, and December 31, 2007 consists of the following:

	2008	2007
Line of credit	$ 3,500,000	$ -

The Company maintains a $10,000,000 revolving credit facility with Bank of America, N.A. which expires December 26, 2011 (the "Agreement"). Under the Agreement, borrowings bear interest at various LIBOR rates (London InterBank Offered Rate) or the prime rate plus a margin based on certain financial ratios. At December 27, 2008, the interest rate on the revolving line of credit was 3.75% and there were borrowings of $3,500,000 outstanding under the Agreement. The Agreement is unsecured, with a negative pledge on all assets. The Agreement requires the maintenance of certain financial ratios as defined by the Agreement. The Company is currently in compliance with all required financial covenants.

The aggregate annual maturities of long-term debt as of December 27, 2008, are as follows:

2009	$	—
2010		—
2011		3,500,000
2012		—
2013		—
Thereafter		—
	$	3,500,000

(4) Employee Benefit Plans

401(k) Plan

The Company participates in the Wilbert, Inc. 401(k) defined contribution plan (the "401(k) Plan"), which covers substantially all employees. Company contributions to the 401(k) Plan are based on a percentage of employee contributions. The Company contributed $118,771 and $138,815 to the 401(k) Plan during the periods ended December 27, 2008, and December 31, 2007, respectively.

Phantom Stock Plan

Prior to fiscal 2008, certain employees of the Company were granted awards under Wilbert, Inc.'s phantom stock plans (the "Phantom Plans"). The Phantom Plans provided for the grant of "phantom shares" that Wilbert, Inc. was obligated to redeem under certain circumstances, subject to vesting requirements. In connection with the Spin-off Transaction, Wilbert, Inc. agreed to fix, based on an agreed value, the amounts owed to the participating employees of Wilbert, Inc. and its subsidiaries, which included one employee of the Company.

In connection with the Spin-off Transaction, the Company assumed the responsibility for paying the amounts due under the Phantom Plans to the one participant employee of the Company as well as certain previously fixed amounts due to the one participant employee of the Company and another former employee of the Company under the Phantom Plans. These amounts totaled $101,988 at December 27, 2008. Prior to the Spin-off Transaction, this liability was maintained by Wilbert, Inc.

Nonqualified Salary Deferral Plan

Wilbert, Inc., at the direction of its board of directors, established a Nonqualified Salary Deferral Plan in November 1995 for certain key members of management. The salary deferral plan is a defined contribution plan that contains no matching provision for any amounts deferred by participants under the plan. The Company has one participant in the plan. That individual controls the investment election of plan assets which are held by a trustee. Assets of the plan are subject to creditors in the event of insolvency of the Company. Plan assets totaled $209,656 and $244,630 at December 27, 2008, and December 31, 2007, respectively.

(5) Income Taxes

The provision for income taxes consists of the following at December 27, 2008, and December 31, 2007:

	2008	2007
Current:		
Federal	$ 1,403,707	$ 1,502,700
State	138,970	232,600
	1,542,677	1,735,300
Deferred:		
Federal	(276,744)	(108,200)
State	(29,588)	(15,200)
	(306,332)	(123,400)
	$ 1,236,345	$ 1,611,900

Deferred income taxes are recognized for future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of the assets and liabilities. The types of temporary differences that give rise to significant portions of the deferred tax assets and liabilities include depreciation, inventory reserves, accrued expenses and prepaid expenses. Management considers whether it is more likely than not that recorded tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

(6) Commitments and Contingencies

At December 27, 2008, the minimum future lease payments due under noncancelable operating leases and commitments are as follows:

Twelve-Months Ended December 31,		
2009	$	131,928
2010		27,238
2011		—
2012		—
2013		—
Thereafter		—
	$	159,166

During fiscal 1994, the Company introduced the Wilbert® Guaranteed Vault Program (the "Program") in order to enhance the ability of the Company and its participating licensees to serve the pre-need funeral service market. Under the terms of the Program, the participating Wilbert® licensee commits to (i) the availability of the product specified in the certificate of pre-sale (the "Certificate"), or a substantially similar product, for a period of twenty years; and (ii) deliver the Wilbert® product and services specified in the Certificate at the time of need. The licensee also commits to the price of the product and services at the current market price adjusted for not more than the rate of inflation, and the Company guarantees the participating licensee's performance at the time of need. Management believes that the existence of any potential contingent liability resulting from the difference in the committed price for the product and services to be rendered and the then current market price thereof is immaterial to its financial position or results of operations.

During the 1930's, the Company introduced the Wilbert® Burial Vault Guarantee (the "Warranty"). Under the terms of the Warranty, the participating Wilbert® licensee (the "Manufacturer") commits to the replacement of a burial vault, for a predetermined number of years, if, upon internment, it has failed in any way to resist the entrance of water or any element found in the soil in which it is interred. The Warranty contains detailed language regarding the disinterment process and required notices. The Company is obligated to perform under the Warranty in the event that the Manufacturer is no longer in business. The Warranty stipulates that the Company must maintain designated assets in excess of $25,000 at all times. Assets of the Warranty program totaled $38,153 and $37,614 at December 27, 2008, and December 31, 2007, respectively.

The Company is party to a ten-year supply agreement with Daubert Chemical Company, Inc. ("Daubert") that expires in April 2011. Under the terms of this agreement, Daubert has agreed to supply all of the Company's requirements for adhesive and coating products manufactured by Daubert under license from the Company. Daubert agreed to supply the products covered by this agreement exclusively to the Company and the Company agreed to purchase not less than $2,100,000 of product each year that the contract is in effect. Subject to the termination provisions of the agreement, the agreement may be terminated by either party upon 180 days written notice. The agreement provides for bi-annual changes in the purchase price for products based upon the percentage change of the direct cost of raw materials. Annual price changes may also be made based on the percentage change of Daubert's direct labor cost.

The Company is involved in certain legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position or results of operations.

(7) Investments in Unconsolidated Entities

On October 1, 2006, the Company invested $160,000 in Paws and Remember, LLC ("Paws and Remember"). Paws and Remember was formed in September 2006 and is engaged in the development and marketing of franchises for pet cremation and related services throughout the United States and Canada. These franchises are operated by independent entrepreneurs under the terms of a franchise agreement. In 2007 and 2008, the Company made additional capital contributions of $260,000 and had a cash investment of $420,000 in Paws and Remember as of December 27, 2008. The Company's investment in Paws and Remember has been reduced by $587,458 as of December 27, 2008, to recognize the Company's share of the accumulated operating losses of Paws and Remember.

On November 6, 2007, Paws and Remember established a revolving line of credit (the "Credit Line") with Bank of America, N.A., as amended, for loans up to $400,000, with interest payable monthly at the prime rate (3.25% at December 27, 2008) minus 1.0 percentage points. The Credit Line matures on July 31, 2009. The Credit Line is collateralized by substantially all assets of Paws and Remember of approximately $318,000 and the loan balance outstanding was $240,000 as of December 27, 2008. The Credit Line is guaranteed by the equity investors of Paws and Remember.

(8) Related Parties

Wilbert, Inc. provided certain services and incurred certain costs related to the Company prior to the Spin-off Transaction. The charges for these services are included in operating expenses and totaled a pre-tax expense of $1,032,096 for each of the periods ended December 27, 2008, and December 31, 2007. The operating results for the periods ended December 27, 2008, and December 31, 2007, also included rent charged by Wilbert, Inc. for the use of various facilities owned or leased by Wilbert, Inc. and used by the Company in the amounts of $459,116 and $415,296, respectively.

Wilbert, Inc. manufactured plastic burial and urn vault liners and certain other plastic products for the Company which, prior to the Spin-off Transaction, were purchased under an open purchase order at a negotiated price based on profitability and material cost. Purchases from Wilbert, Inc. amounted to $23,677,657 and $22,042,122 for the periods ended December 27, 2008, and December 31, 2007, respectively.

Concurrent with the Spin-off Transaction, Wilbert, Inc. and the Company entered into a five-year supply agreement for the Company's requirements for plastic burial and urn vault liners and certain other plastic products. The agreement will automatically renew for two-year terms thereafter unless either party provides notice of its intent not to renew at least one year prior to the expiration of the then current term. The 2009 and 2010 base prices for the products to be sold to the Company were established based on negotiations between both parties. The negotiated base prices took into account then current costs and pricing, and provided Wilbert, Inc. with a profit margin appropriate in a contract negotiated at arm's length. The initial base prices went into effect on January 1, 2009. According to the agreement, product prices may be increased or decreased from time to time (based on a 60 day advance notice) based on changes in the cost of raw materials and, on an annual basis, product prices may be increased or decreased based on changes in direct labor costs.

WILBERT FUNERAL SERVICES, INC.
Unaudited Financial Statements

For the Nine-Months Ended
September 30, 2009 and September 27, 2008

WILBERT FUNERAL SERVICES, INC.

Balance Sheets

September 30, 2009 and September 27, 2008

(Unaudited)

Assets		**2009**		**2008**
Current assets:				
Cash	$	96,087	$	350
Receivables, net of allowance for doubtful accounts of $167,297 in 2009 and $250,000 in 2008		7,210,271		7,135,838
Inventories		4,139,233		6,650,614
Prepaid expenses and other current assets		833,104		347,480
Total current assets		12,278,695		14,134,282
Property, plant and equipment:				
Land and improvements		1,139,014		—
Buildings and improvements		3,438,662		251,100
Machinery and equipment		4,157,418		4,157,418
Furniture and fixtures		2,475,392		2,242,264
Construction in progress		482,085		518,763
Total property, plant and equipment		11,692,571		7,169,545
Less: accumulated depreciation		(8,831,585)		(5,886,210)
Net property, plant and equipment		2,860,986		1,283,335
Other assets		826,443		1,254,591
Total assets	$	15,966,124	$	16,672,208

The accompanying notes are an integral part of these financial statements.

WILBERT FUNERAL SERVICES, INC.

Balance Sheets

September 30, 2009 and September 27, 2008

(Unaudited)

Liabilities and Shareholders' Equity		2009		2008
Current liabilities:				
Accounts payable	$	2,402,213	$	4,959,702
Accrued income taxes		4,100		—
Other current liabilities		1,087,371		1,425,556
Total current liabilities		3,493,684		6,385,258
Long term debt, less current maturities		100,000		—
Deferred income taxes		—		116,200
Other noncurrent liabilities		505,202		575,632
Total liabilities		4,098,886		7,077,090
Shareholders' equity:				
Common stock, $1.00 par value; 1,000,000 shares authorized in 2008; 1,000 shares issued and outstanding in 2008		—		1,000
Common stock, $0.001 par value; 1,000,000 shares authorized in 2009; 177,437 shares issued and outstanding in 2009		177		—
Paid in capital		823		—
Retained earnings		11,866,238		9,594,118
Total shareholders' equity		11,867,238		9,595,118
Total liabilities and shareholders' equity	$	15,966,124	$	16,672,208

The accompanying notes are an integral part of these financial statements.

WILBERT FUNERAL SERVICES, INC.
Statements of Earnings
For the Nine-Months Ended September 30, 2009 and September 27, 2008
(Unaudited)

	2009	2008
Net sales	$ 39,723,191	$ 42,434,335
Cost of goods sold	30,528,203	33,943,285
Gross profit	9,194,988	8,491,050
Operating expenses	4,762,233	5,490,296
Operating income	4,432,755	3,000,754
Other income (expense), net	(19,929)	120,587
Earnings before income taxes	4,412,826	3,121,341
Provision for income taxes	1,634,600	1,231,500
Net earnings	$ 2,778,226	$ 1,889,841
Net earnings per share	$ 15.66	$ 10.65

The accompanying notes are an integral part of these financial statements.

WILBERT FUNERAL SERVICES, INC.
Statements of Changes in Shareholders' Equity
For the Nine-Months Ended September 30, 2009 and September 27, 2008
(Unaudited)

	Common stock	Treasury stock	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total shareholders' equity
Balance at December 31, 2007	$ 1,000	$ —	$ —	$ —	$ 11,620,069	$ 11,621,069
Net earnings	—	—	—	—	1,889,841	1,889,841
Cash transferred to Wilbert, Inc.					(3,915,792)	(3,915,792)
Balance at September 27, 2008	$ 1,000	$ —	$ —	$ —	$ 9,594,118	$ 9,595,118
Balance at December 27, 2008	$ 177	$ —	$ 823	$ —	$ 9,088,012	$ 9,089,012
Net earnings	—	—	—	—	2,778,226	2,778,226
Balance at September 30, 2009	$ 177	$ —	$ 823	$ —	$ 11,866,238	$ 11,867,238

The accompanying notes are an integral part of these financial statements

WILBERT FUNERAL SERVICES, INC.

Statements of Cash Flows

For the Nine-Months Ended September 30, 2009 and September 27, 2008

(Unaudited)

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net earnings	$ 2,778,226	$ 1,889,841
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation and amortization	266,542	229,324
Changes in assets and liabilities:		
(Increase) decrease in receivables	1,351,590	2,147,303
(Increase) decrease in inventories	1,145,587	(1,473,180)
(Increase) decrease in prepaid expenses and other current assets	37,584	(13,805)
(Increase) decrease in other assets	99,759	(30,302)
(Decrease) increase in accounts payable	(1,820,313)	1,374,886
(Decrease) increase in income taxes	4,100	—
(Decrease) increase in other current liabilities	(288,438)	(33,356)
(Decrease) increase in other noncurrent liabilities	—	—
Net cash provided by operating activities	3,574,637	4,090,711
CASH FLOWS FROM INVESTING ACTIVITIES		
Additions to fixed assets	(78,900)	(176,179)
Other	—	1,260
Net cash used in financing activities	(78,900)	(174,919)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of debt	(3,400,000)	—
Cash transferred to Wilbert, Inc.	—	(3,915,792)
Net cash used in financing activities	(3,400,000)	(3,915,792)
Net increase in cash	95,737	—
Cash at beginning of period	350	350
Cash at end of period	$ 96,087	$ 350

The accompanying notes are an integral part of these financial statements.

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

From January 2, 1997, to December 27, 2008, Wilbert Funeral Services, Inc. (the "Company") operated its business as a wholly-owned subsidiary of Wilbert, Inc. On December 27, 2008, the ownership of the Company's common stock was spun-off from Wilbert, Inc. to the shareholders of Wilbert, Inc. through a tax-free distribution of Company shares (the "Spin-off Transaction"). Certain assets and liabilities of Wilbert, Inc. were transferred to the Company at their historical book value at the time of the Spin-off Transaction. Prior to the Spin-off Transaction, Wilbert, Inc. held 1,000 shares of Wilbert Funeral Services, Inc. common stock. On December 27, 2008, an additional 176,437 shares of Wilbert Funeral Services, Inc. common stock were issued to Wilbert, Inc., at which time the 177,437 shares were cancelled and subsequently distributed to the Wilbert, Inc. shareholders on a pro-rata basis. As a result of the Spin-off Transaction, the Company now operates independently of Wilbert, Inc. and its subsidiaries.

The accompanying financial statements reflect the historical results of operations, financial position, and cash flows of the Company. The historical cost basis of assets and liabilities has been reflected in these financial statements. Allocations of certain costs incurred by Wilbert, Inc. are included in these financial statements based on the methods described in Note 8. However, the financial information in these financial statements does not necessarily represent the expense that would have been incurred had the Company been a separate, stand-alone entity for all periods presented and, therefore, may not necessarily reflect the Company's results of operations, financial position and cash flows had the Company been a stand-alone entity during each of the periods presented.

The number of shares outstanding has been retroactively adjusted to reflect the shares outstanding at the time of the Spin-off Transaction for the purpose of calculating basic earnings per share.

The interim financial statements of the Company and the related notes are unaudited and should be read in conjunction with the unaudited annual financial statements of the Company for the year-ended December 27, 2008. The interim financial information reflects all adjustments (primarily consisting of normal recurring adjustments) which, in the opinion of management, are necessary for a fair presentation of the statements contained therein.

(b) Principal Business Activities

The Company administers and supplies a network of independently owned licensees, who are granted the right to manufacture and sell Wilbert® burial vaults. The

Company supplies the licensees with burial vault forms, liners and other related products. Most of the Company's customers are located in the United States.

(c) Comprehensive Income

Financial Accounting Standards Board (the "FASB") Statement of Financial Accounting Standards No. 130, *Comprehensive Income*, requires reporting comprehensive income and its components in a full set of financial statements. Comprehensive income is defined as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. For each period presented, comprehensive income is comprised entirely of net income.

(d) Revenue Recognition

The Company recognizes revenue at the time of shipment for product sales. Shipping and handling expenses charged to customers are included in net sales and the related costs are included in cost of goods sold.

Royalty revenues earned from licensees of the Company are recorded based on the number of vaults interred during the fiscal year and are included in net sales.

(e) Inventories

Inventories are stated at the lower of cost or market value (net realizable value). Cost is determined by the last in, first out (LIFO) method. If the first in, first out (FIFO) method of inventory valuation had been used, inventories would have been $4,015,457 and $3,989,789 higher than reported at September 30, 2009, and September 27, 2008, respectively.

(f) Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Depreciation is calculated on the straight line and declining balance methods over the following useful lives:

Buildings and improvements	5 to 40 years
Machinery and equipment	3 to 15 years
Furniture and fixtures	3 to 10 years

(g) Long Lived Assets

Long lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to future undiscounted cash flows. Recoverability of assets held for disposal is measured by comparing the carrying amount of an asset to the expected proceeds upon disposal, net of any costs to dispose. A write down is recognized whenever the carrying amount of an asset exceeds its fair value.

(h) Income Taxes

Income taxes are accounted for under the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax laws or rates is recognized in income in the period that includes the enactment date.

The Company was included in the consolidated federal and state income tax returns of Wilbert, Inc. for all periods prior to the year-ended December 27, 2008.

(i) Fair Value of Financial Instruments

The Company's financial instruments include trade accounts and notes receivable, nonqualified plan investments, accounts payable, accrued expenses and debt. Management believes that the fair values of all financial instruments were not materially different from their carrying values at September 30, 2009, or September 27, 2008.

(j) Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(k) New Accounting Standards

In April 2009, the FASB issued three FASB staff positions (the "FSP") intended to provide application guidance and revise the disclosures regarding fair value measurements and impairment of securities. A summary of each FSP is as follows:

- FSP 157-4, "Determining Fair Value When the Volume of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly," addresses the determination of fair values when there is no active market or where the price inputs represent distressed sales. FSP 157-4 reaffirms the view in Statement of Financial Accounting Standards No.

157 that the objective of fair value measurements is to reflect an asset's sale price in an orderly transaction at the date of the financial statements.

- FSP 107-1 and APB 28-1, "Interim Disclosures about Fair Value of Financial Instruments," enhances consistency in financial reporting by increasing the frequency of fair value disclosures to a quarterly basis for any financial instruments that are not currently reflected on the balance sheet at fair value.

- FSP 115-2, FAS 124-2 and EITF 99-20-2, "Recognition and Presentation of Other-Than-Temporary Impairments," provides additional guidance designed to create greater consistency to the timing of impairment recognition and provide greater clarity about the credit and noncredit components of impaired debt securities that are not expected to be sold.

The three FSPs are effective for interim and annual periods ending after June 15, 2009. The adoption of these FSPs did not have a material effect on the Company's results of operations or financial position.

In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, "Subsequent Events" ("SFAS No. 165") to provide authoritative accounting literature for subsequent events which was previously addressed only in auditing literature. SFAS No. 165 addresses events that occur after the balance sheet date but before the issuance of the financial statements. It distinguishes between subsequent events that should be recognized in the financial statements and those that should not. Also, it requires disclosure of the date through which subsequent events were evaluated and disclosures for certain non-recognized events. SFAS No. 165 is effective on a prospective basis for interim or annual financial periods ending after June 15, 2009. The Company applied the provision of SFAS No. 165 for the period ending September 30, 2009. The adoption of SFAS No. 165 did not have a material effect on the Company's results of operations or financial position.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 167 ("SFAS No. 167") which is a revision to FASB Interpretation No. 46 (Revised December 2003), "Consolidation of Variable Interest Entities." This statement changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. SFAS No. 167 will require a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. SFAS No. 167 will be effective at the start of a reporting entity's first fiscal year beginning after November 15, 2009, or January 1, 2010, for a calendar year-end entity. The Company does not expect the adoption of SFAS 167 to have a material effect on its results of operations or financial position.

In June 2009, the FASB issued statement No. 168 "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles"

("SFAS No. 168") which establishes the FASB Accounting Standards Codification to become the source of authoritative U.S. generally accepted accounting principles to be applied by non-governmental entities. The Accounting Standards Codification will supersede all existing non-SEC accounting and reporting standards. SFAS No. 168 is effective for interim or annual financial periods ending after September 15, 2009. The adoption of SFAS No. 168 did not have a material effect on the Company's financial position.

(2) Inventories

	2009	2008
Inventories:		
Raw material	$ 1,256,556	$ 1,988,007
Work-in-process	267,676	191,135
Finished goods	6,630,458	8,461,261
Inventories at FIFO	8,154,690	10,640,403
Less: LIFO reserve	(4,015,457)	(3,989,789)
Inventories at LIFO	$ 4,139,233	$ 6,650,614

(3) Long-term Debt

Long-term debt at September 30, 2009, and September 27, 2008, consists of the following:

	2009	2008
Line of credit	$ 100,000	$ -

The Company maintains a $10,000,000 revolving credit facility with Bank of America, N.A. which expires December 26, 2011 (the "Agreement"). Under the Agreement, borrowings bear interest at various LIBOR rates (London InterBank Offered Rate) or the prime rate plus a margin based on certain financial ratios. At September 30, 2009, the interest rate on the revolving line of credit was 1.759% and there were borrowings of $100,000 outstanding under the Agreement. The Agreement is unsecured, with a negative pledge on all assets. The Agreement requires the maintenance of certain financial ratios as defined by the Agreement. The Company is currently in compliance with all required financial covenants.

The aggregate annual maturities of long-term debt as of September 30, 2009, are as follows:

2009	$	—
2010		—
2011		100,000
2012		—
2013		—
Thereafter		—
	$	100,000

(4) Employee Benefit Plans

401(k) Plan

The Company participates in the Wilbert, Inc. 401(k) defined contribution plan (the "401(k) Plan"), which covers substantially all employees. Company contributions to the 401(k) Plan are based on a percentage of employee contributions. The Company contributed $88,854 and $93,714 to the 401(k) Plan during the periods ended September 30, 2009, and September 27, 2008, respectively.

Nonqualified Salary Deferral Plan

Wilbert, Inc., at the direction of its board of directors, established a Nonqualified Salary Deferral Plan in November 1995 for certain key members of management. The salary deferral plan is a defined contribution plan that contains no matching provision for any amounts deferred by participants under the plan. The Company has one participant in the plan. That individual controls the investment election of plan assets which are held by a trustee. Assets of the plan are subject to creditors in the event of insolvency of the Company. Plan assets totaled $225,545 and $261,520 at September 30, 2009, and September 27, 2008, respectively.

Phantom Stock Plan

Prior to fiscal 2008, certain employees of the Company were granted awards under Wilbert, Inc.'s phantom stock plans (the "Phantom Plans"). The Phantom Plans provided for the grant of "phantom shares" that Wilbert, Inc. was obligated to redeem under certain circumstances, subject to vesting requirements. In connection with the Spin-off Transaction, Wilbert, Inc. agreed to fix, based on an agreed value, the amounts owed to the participating employees of Wilbert, Inc. and its subsidiaries, which included one employee of the Company.

In connection with the Spin-off Transaction, the Company assumed the responsibility for paying the amounts due under the Phantom Plans to the one participant employee of the Company as well as certain previously fixed amounts due to the one participant employee of the Company and another former employee of the Company under the Phantom Plans. These amounts totaled $73,344 and $101,988 at September 30, 2009, and September 27, 2008, respectively.

(5) Income Taxes

The provision for income taxes consists of the following at September 30, 2009, and September 27, 2008:

	2009	2008
Current:		
Federal	$ 1,500,400	$ 1,073,600
State	134,200	157,900
	1,634,600	1,231,500
Deferred:		
Federal	—	—
State	—	—
	—	—
	$ 1,634,600	$ 1,231,500

Deferred income taxes are recognized for future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of the assets and liabilities. The types of temporary differences that give rise to significant portions of the deferred tax assets and liabilities include depreciation, inventory reserves, accrued expenses and prepaid expenses. Management considers whether it is more likely than not that recorded tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

(6) Commitments and Contingencies

At September 30, 2009, the minimum future lease payments due under noncancelable operating leases and commitments are as follows:

Twelve-Months Ended September 30,

2010	$ 131,928
2011	27,238
2012	—
2013	—
2014	—
Thereafter	—
	$ 159,166

During fiscal 1994, the Company introduced the Wilbert® Guaranteed Vault Program (the "Program") in order to enhance the ability of the Company and its participating licensees to serve the pre-need funeral service market. Under the terms of the Program, the participating Wilbert® licensee commits to (i) the availability of the product specified in the certificate of pre-sale (the "Certificate"), or a substantially similar product, for a period of twenty years; and (ii) deliver the Wilbert® product and services specified in the Certificate at the time of need. The licensee also commits to the price of the product and services at the current market price adjusted for not more than the rate of inflation, and the Company guarantees the participating licensee's performance at the time of need. Management believes that the existence of any potential contingent liability resulting from the difference in the committed price for the product and services to be rendered and the then current market price thereof is immaterial to its financial position or results of operations.

During the 1930's, the Company introduced the Wilbert® Burial Vault Guarantee (the "Warranty"). Under the terms of the Warranty, the participating Wilbert® licensee (the "Manufacturer") commits to the replacement of a burial vault, for a predetermined number of years, if, upon internment, it has failed in any way to resist the entrance of water or any element found in the soil in which it is interred. The Warranty contains detailed language regarding the disinterment process and required notices. The Company is obligated to perform under the Warranty in the event that the Manufacturer is no longer in business. The Warranty stipulates that the Company must maintain designated assets in excess of $25,000 at all times. Assets of the Warranty program totaled $37,927 and $37,919 at September 30, 2009, and September 27, 2008, respectively.

The Company is party to a ten-year supply agreement with Daubert Chemical Company, Inc. ("Daubert") that expires in April 2011. Under the terms of this agreement, Daubert has agreed to supply all of the Company's requirements for adhesive and coating products manufactured by Daubert under license from the Company. Daubert agreed to supply the products covered by this agreement exclusively to the Company and the Company agreed to purchase not less than $2,100,000 of product each year that the contract is in effect. Subject to the termination provisions of the agreement, the agreement may be terminated by either party upon 180 days written notice. The agreement provides for bi-annual changes in the purchase price for products based upon the percentage change of the direct cost of raw materials. Annual price changes may also be made based on the percentage change of Daubert's direct labor cost.

The Company is involved in certain legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position or results of operations.

(7) Investments in Unconsolidated Entities

On October 1, 2006, the Company invested $160,000 in Paws and Remember, LLC ("Paws and Remember"). Paws and Remember was formed in September 2006 and is engaged in the development and marketing of franchises for pet cremation and related services throughout the United States and Canada. These franchises are operated by independent entrepreneurs under the terms of a franchise agreement. In 2007 and 2008, the Company made additional capital contributions of $260,000 and had a cash investment of $420,000 in Paws and Remember as of September 30, 2009. The Company's investment in Paws and Remember has been reduced by $587,458 as of September 30, 2009, to recognize the Company's share of the accumulated operating losses.

On November 6, 2007, Paws and Remember established a revolving line of credit (the "Credit Line") with Bank of America, N.A., as amended, for loans up to $400,000, with interest payable monthly at the prime rate (3.25% at September 30, 2009) plus 0.50 percentage points. The Credit Line matures on July 31, 2010. The Credit Line is collateralized by substantially all assets of Paws and Remember of approximately $225,000 and the loan balance outstanding was $240,000 as of September 30, 2009. The Credit Line is guaranteed by the equity investors of Paws and Remember.

(8) Related Parties

Wilbert, Inc. provided certain services and incurred certain costs related to the Company prior to the Spin-off Transaction. Under the terms of a transition services agreement with Wilbert, Inc., the Company obtains services related to the administration of treasury, human resources, finance, and information technology at agreed-upon pricing based on cost allocations prior to the Spin-off Transaction. These services are being provided for an initial term of one year and the Company may extend such term for an additional six months with respect to one or more categories of services. These services are included in operating expenses and totaled a pre-tax expense of $360,000 and $774,072 for the periods ended September 30, 2009, and September 27, 2008, respectively. The operating results of the nine-months ended September 27, 2008, also included rent charged by Wilbert, Inc. in the amount of $329,000 for the use of various facilities owned or leased by Wilbert, Inc. and used by the Company.

Concurrent with the Spin-off Transaction, Wilbert, Inc. and the Company entered into a five-year supply agreement for the Company's requirements for plastic burial and urn vault liners and certain other plastic products. The agreement will automatically renew for two-year terms thereafter unless either party provides notice of its intent not to renew at least one year prior to the expiration of the then current term. The 2009 and 2010 base prices for the products to be sold to the Company were established based on negotiations between both parties. The negotiated base prices took into account then current costs and pricing, and provided Wilbert, Inc. with a profit margin appropriate in a contract negotiated at arm's length. The initial base prices went into effect on January 1, 2009. According to the agreement, product prices may be increased or decreased from time to time (based on a 60 day advance notice) based on changes in the cost of raw materials and, on an annual basis, product prices may be increased or decreased based on changes in direct labor costs.

Plastic liner and certain other plastic product purchases from Wilbert, Inc. amounted to $13,696,868 and $18,058,445 for the periods ended September 30, 2009, and September 27, 2008, respectively.

EXHIBIT A

SUBSCRIPTION AGREEMENT

To: Wilbert Funeral Services, Inc.
Attn: Wm. Anthony Colson
2913 Gardner Road
Broadview, IL 60155

Re: Subscription for Common Stock of Wilbert Funeral Services, Inc.

I hereby agree to purchase _____ shares of common stock, par value $0.001 per share (the "***Shares***"), of Wilbert Funeral Services, Inc., an Illinois corporation (the "***Company***"), at a purchase price of $20.00 per Share, for a total purchase price of $__________. The Shares so subscribed for are a part of the offering (the "***Offering***") made pursuant to that certain Offering Circular of the Company, dated November ___, 2009 (the "***Offering Circular***"). Unless the context otherwise requires, all capitalized terms in this Subscription Agreement have the meanings ascribed to such terms in the Offering Circular. *Note:* This Subscription Agreement relates to the phase of the Offering identified on Schedule A to the Subscription Agreement, which has been completed by the Company.

I understand that this subscription shall not be binding on the Company unless and until it is accepted by the Company.

I understand that the Shares are offered subject to prior sale, withdrawal, cancellation or modification of the offer and subject to the right of the Company to reject this subscription in whole or in part.

I understand that the maximum number of Shares I can purchase is subject to the allocation procedures described in the Offering Circular. I further understand that the maximum number of Shares that I will be permitted to subscribe for in this phase of the Offering is set forth on Schedule A, which has been completed by the Company.

Simultaneously with the execution and delivery of this Subscription Agreement, I am delivering to the Company a check made payable to the order of "***Wilbert Funeral Services, Inc.***" in the amount of the total purchase price stated above, representing full payment for the Shares.

I understand that my funds shall be placed in an escrow account with _____________ until a closing condition related to the Offering and described in the Offering Circular have been satisfied. In the event this closing condition have not been satisfied or this Subscription Agreement is not accepted, then my subscription funds will be returned to me without interest and this Subscription Agreement shall be null and void.

I hereby agree to indemnify and hold harmless the Company and all of its management and affiliates from any and all damages, losses, costs, and expenses (including reasonable attorneys' fees) which they may incur by reason of my failure to fulfill all of the terms and conditions of this Subscription Agreement or by reason of any breach of my representations, warranties, and agreement contained in this Subscription Agreement. All representations and warranties contained in this Subscription Agreement and the indemnification contained in this paragraph shall survive the acceptance of this Subscription Agreement.

This Subscription Agreement shall be construed in accordance with and governed by the internal laws of the State of Illinois, without reference to conflict of laws principles.

This Subscription Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, legal representatives, successors, and permitted assigns.

I make the following representations and warranties:

1. I acknowledge that prior to the execution of this Subscription Agreement, I received and read the Offering Circular furnished in connection with this Offering.

2. I recognize that an investment in the Company involves substantial risk and I am fully cognizant of and understand all of the risk factors related to the purchase of the Shares, including, without limitation, those set forth in the "RISK FACTORS" section of the Offering Circular.

3. I am a shareholder of record of the Company as of the date of this subscription.

4. My name and residence, both as set forth in Schedule A hereto, are true and correct.

5. I am purchasing the Shares for my own account and not on behalf of any other person and for investment purposes only.

6. I understand that, due to the restrictions described below, and the lack of any active market existing or likely to exist for the Shares, that my investment in the Shares may have to be held indefinitely.

7. I understand the Shares are subject to provisions of the Company's by-laws, as amended, that substantially restrict the transferability of the Shares and that an appropriate legend will be placed upon the certificate(s) issued to me pursuant to the offering, reflecting the restrictions on transferability set forth in the Company's by-laws, as amended.

8. I will hold title to the Shares as set forth in Schedule A.

9. The information contained herein is complete and accurate and may be relied upon by the Company and I will notify the Company immediately of any material change in any of such information occurring after the delivery of this Subscription Agreement.

SIGNATURE OF SUBSCRIBER

IN WITNESS WHEREOF, the undersigned Subscriber has executed this Subscription Agreement as of the _____ day of __________________, 20__.

Name of Subscriber (please print)	Name of Subscriber (please print)
Signature of Subscriber	Signature of Subscriber
Print Name and Title of Person Signing if Subscriber is Not an Individual	Print Name and Title of Person Signing if Subscriber is Not an Individual
Street Address *(See Note Below)*	Street Address *(See Note Below)*
City State Zip	City State Zip
Social Security or Employer Identification Number	Social Security or Employer Identification Number

Note: You are required to sign the Subscription Agreement in the same manner as your existing shares of common stock in the Company are currently held. If you desire to subscribe for Shares but your address or entity name has changed from the one shown on Schedule A, we request that you immediately contact the Company at 708-865-1600 to advise us of your change in information.

ACCEPTANCE OF SUBSCRIPTION

Wilbert Funeral Services, Inc.

The foregoing subscription for _____ Shares is hereby accepted this _____ day of ____________________, 20__.

WILBERT FUNERAL SERVICES, INC.

By: __
Name: ___________________________________
Title: _

1802837.4

Schedule A

Offering Phase: ______________________
Name and Address of Subscriber:

____
____
____

Maximum Number of Shares Available for subscription by Subscriber in this Phase*:______________________________

* With respect to Phase III of the Offering, the maximum number of Share available for subscription by each Eligible Phase III Shareholder shall be the amount shown or such greater number as is agreed to by such Eligible Phase III Shareholder and all of the other Eligible Phase III Shareholders.

PART III

EXHIBIT INDEX

These exhibits are numbered in accordance with Item 2 of Part III of Form 1-A.

Exhibit Number	Description
2.1	Amended and Restated Articles of Incorporation of issuer
2.2	By-laws of issuer, as amended
3.1	Specimen of Stock Certificate of issuer
4.1	Form of Subscription Agreement of issuer (see Exhibit A to the offering circular)
6.1	Tax Matters Agreement between issuer and Wilbert, Inc. dated December 27, 2008
6.2	Transition Services Agreement between issuer and Wilbert, Inc. dated December 27, 2008
6.3	Manufacturing and Supply Agreement between issuer and Wilbert, Inc. dated December 27, 2008
6.4	Supply Agreement between issuer and Daubert Chemical Company, Inc. dated April 30, 2001
6.5	Form of Intellectual Property Licensing Agreement
6.6	Credit Agreement dated as of December 28, 2008 between issuer and Bank of America, N.A.
6.7	Employee Matters Agreement dated as of December 27, 2008 between Wilbert, Inc. and the issuer
6.8	Trademark Consent and Coexistence Agreement dated December 27, 2008 between Wilbert, Inc. and issuer
6.9	Office Space Lease made as of December 27, 2008
6.10	Warehouse Space Agreement dated December 27, 2008 between Wilbert, Inc. and issuer
7.1	Separation Agreement dated December 27, 2008 between Wilbert, Inc. and issuer
8.1	Separation Agreement between issuer and Wilbert, Inc. dated December 27, 2008
9.1	Escrow Agreement*
10.1*	Consent of Polsinelli Shughart PC (included in Exhibit 11.1)
11.2*	Opinion of Polsinelli Shughart PC regarding legality of securities
15.1	Power of Attorney (see signature pages to this offering statement on Form 1-A)

*To be filed by amendment.

SIGNATURES

The issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Broadview, State of Illinois, on November 17, 2009.

WILBERT FUNERAL SERVICES, INC.

By: ______________________________
Wm. Anthony Colson, President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints C. James Mans and Terry G. Christenberry and each of them, as his true and lawful attorney in fact and agent with full power of substitution, for him in any and all capacities, to sign any and all amendments to this offering statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney in fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney in fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Wm. Anthony Colson	President and Chief Executive Officer	November 17, 2009
Michael F. Bogacki	Chief Financial Officer	November 17, 2009
F. Coll Bowen III	Director	November 17, 2009
Steven M. Bush	Director	November 17 2009

1794656.3

Signature	Title	Date
Paul E. Cooper	Director	November 17, 2009
Terry G. Christenberry	Director	November 17, 2009
Randy L. Fehrenbacher	Director	November 17, 2009
C. James Mans	Director	November 17, 2009
Charles P. Morley	Director	November 17, 2009
Dennis P. Welzenbach	Director	November 17, 2009
John B. Williams	Director	November 17, 2009

FORM **BCA 10.30R** (rev. Dec. 2003)
ARTICLES OF AMENDMENT
RESTATED ARTICLES
OF INCORPORATION
Business Corporation Act

Jesse White, Secretary of State
Department of Business Services
Springfield, IL 62756
Telephone (217) 782-1832
http://www.cyberdriveillinois.com

Remit payment in the form of a check or money order payable to the Secretary of State.

FILED
DEC 22 2008
JESSE WHITE
SECRETARY OF STATE

File # 5920-2197   Filing Fee: $150.00   Approved:

Submit in duplicate — Type or Print clearly in black ink — Do not write above this line

1. CORPORATE NAME: Wilbert Funeral Services, Inc. (Note 1)

2. MANNER OF ADOPTION OF AMENDMENT:

The following amendment of the Articles of Incorporation was adopted on December 19 (Month & Day), 2008 (Year), in the manner indicated below. ("X" one box only)

☐ By a majority of the incorporators, provided no directors were named in the articles of incorporation and no directors have been elected; (Note 2)

☐ By a majority of the board of directors, in accordance with Section 10.10, the corporation having issued no shares as of the time of adoption of this amendment; (Note 2)

☐ By a majority of the board of directors, in accordance with Section 10.15, shares having been issued but shareholder action not being required for the adoption of the amendment; (Note 3)

☐ By the shareholders, in accordance with Section 10.20, a resolution of the board of directors having been duly adopted and submitted to the shareholders. At a meeting of shareholders, not less than the minimum number of votes required by statute and by the articles of incorporation were voted in favor of the amendment; (Note 4)

☐ By the shareholders, in accordance with Sections 10.20 and 7.10, a resolution of the board of directors having been duly adopted and submitted to the shareholders. A consent in writing has been signed by shareholders having not less than the minimum number of votes required by statute and by the articles of incorporation. Shareholders who have not consented in writing have been given notice in accordance with Section 7.10; (Notes 4 & 5)

☒ By the shareholders, in accordance with Sections 10.20 and 7.10, a resolution of the board of directors having been duly adopted and submitted to the shareholders. A consent in writing has been signed by all the shareholders entitled to vote on this amendment. (Note 5)

3(a) List all provisions of the restated articles of incorporation that amend the existing articles of incorporation:

Articles IV, V and VII contained in this Amended and Restated Articles of Incorporation have been both amended and restated.

3(b) Text of the Restated Articles of Incorporation: (Note 6)
(Attach additional pages if extra space is needed.)

See Exhibit A attached hereto.

4. The manner, if not set forth in Article 3b, in which any exchange, reclassification or cancellation of issued shares, or a reduction of the number of authorized shares of any class below the number of issued shares of that class, provided for or effected by this amendment, is as follows: *(If not applicable, insert "No change")*

No change.

5. (a) The manner, if not set forth in Article 3b, in which said amendment effects a change in the amount of paid-in capital (Paid-in capital replaces the terms Stated Capital and Paid-in Surplus and is equal to the total of these accounts) is as follows: *(If not applicable, insert "No change")*

No change.

(b) The amount of paid-in capital (Paid-in Capital replaces the terms Stated Capital and Paid-in Surplus and is equal to the total of these accounts) as changed by this amendment is as follows: *(If not applicable, insert "No change")* (Note 7)

	Before Amendment	After Amendment
Paid-in Capital	$ no change	$ no change

(Complete either item 6 or 7 below. All signatures must be in BLACK INK.)

6. The undersigned corporation has caused these articles to be signed by a duly authorized officer who affirms, under penalties of perjury, that the facts stated herein are true.

Dated December 22, 2008 *(Month & Day)* *(Year)*

WILBERT FUNERAL SERVICES, INC.
(Exact Name of Corporation at date of execution)

[signature]
(Any Authorized Officer's Signature)

W. ANTHONY COLSON, President
(Type or Print Name and Title)

7. If amendment is authorized pursuant to Section 10.10 by the incorporators, the incorporators must sign below, and type or print name and title.

OR

If amendment is authorized by the directors pursuant to Section 10.10 and there are no officers, then a majority of the directors or such directors as may be designated by the board, must sign below, and type or print name and title.

The undersigned affirms, under the penalties of perjury, that the facts stated herein are true.

Dated ____________, ______
(Month & Day) *(Year)*

NOTES and INSTRUCTIONS

NOTE 1: State the true exact corporate name as it appears on the records of the office of the Secretary of State, BEFORE any amendments herein reported.

NOTE 2: Incorporators are permitted to adopt amendments ONLY before any shares have been issued and before any directors have been named or elected. (§ 10.10)

NOTE 3: Directors may, without shareholder approval, vote only to restate the articles of incorporation as amended. (§ 10.15(g))

NOTE 4: All amendments not adopted under § 10.10 or § 10.15 require (1) that the board of directors adopt a resolution setting forth the proposed amendment and (2) that the shareholders approve the amendment.

Shareholder approval may be (1) by vote at a shareholders' meeting *(either annual or special)* or (2) by consent, in writing, without a meeting.

To be adopted, the amendment must receive the affirmative vote or consent of the holders of at least 2/3 of the outstanding shares entitled to vote on the amendment *(but if class voting applies, then also at least a 2/3 vote within each class is required).*

The articles of incorporation may supersede the 2/3 vote requirement by specifying any smaller or larger vote requirement not less than a majority of the outstanding shares entitled to vote and not less than a majority within each class when class voting applies. (§ 10.20)

NOTE 5: When shareholder approval is by consent, all shareholders must be given notice of the proposed amendment at least 5 days before the consent is signed. If the amendment is adopted, shareholders who have not signed the consent must be promptly notified of the passage of the amendment. (§§ 7.10 & 10.20)

NOTE 6: The text of the restated articles of incorporation must set forth the following:

(i) the date of incorporation, the name under which the corporation was incorporated, subsequent names, if any, that the corporation adopted pursuant to amendment of its articles of incorporation, and the effective date of any such amendments;

(ii) the address of the registered office and the name of the registered agent on the date of filing the restated articles; and

(iii) the number of shares of each class issued on the date of filing the restated articles and the amount of paid-in capital as of such date.

If the registered agent and/or registered office have changed, it will be necessary to accompany this document with form BCA 5.10.

If the number of issued shares and/or paid-in capital have changed, it will be necessary to accompany this document with form BCA 14.30.

NOTE 7: If the paid-in capital is increased due to the provisions of the restatement, the corporation must pay all applicable franchise taxes, penalties and interest before this document can be accepted for filing.

EXHIBIT A

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF
WILBERT FUNERAL SERVICES, INC.

ARTICLE I

Paragraph 1: The name of the corporation is:

Wilbert Funeral Services, Inc. (the "Corporation").

Paragraph 2: The Corporation was incorporated on January 2, 1997 under the name Wilbert Funeral Services, Inc.

ARTICLE II

The address of the Corporation's registered office in the State of Illinois is 2913 Gardner Road, Broadview, Illinois 60155 and the name of its registered agent is Judy L. Rossom.

ARTICLE III

The duration of the Corporation is perpetual.

ARTICLE IV

The purpose or purposes for which the Corporation is organized are:

Manufacturing, buying, selling and dealing in burial vaults, burial vault forms, materials for the manufacturing of burial vaults and appliances and equipment pertaining thereto; manufacturing, buying, selling and dealing in burial vault forms, vault lowering devices and apparatus in connection therewith, holding and owning patents and licenses in connection with the foregoing, and licensing others to manufacture and operate thereunder and to do all things necessary and connected with the carrying out of said purposes and objects, to buy, sell or otherwise deal in real estate, and to engage in any other lawful act or activity for which corporations may be incorporated under the Illinois Business Corporation Act of 1983, as amended.

ARTICLE V

Paragraph 1: The aggregate number of shares which the Corporation is authorized to issue is 1,050,000 divided into two classes. The designation of each class, the number of shares of each class and the par value of the shares of each class, or a statement that the shares of any class are without par value, are as follows:

Class	Series	Number of Shares	Par Value per Share or statement that shares are without par value
Common	none	1,000,000	$0.001
Preferred	none	50,000	$0.001

Paragraph 2: The preferences, qualifications, limitations, restrictions and the special or relative rights in respect of the shares of each class are:

No shares have pre-emptive rights. As provided in Section 6.10 of the Business Corporation Act of 1983, as amended (the "Act"), preferred stock, $0.001 par value per share, may be issued from time to time in one or more series to have such distinctive designation or title as may be fixed by the Board of Directors. Prior to the issuance of any shares thereof, said preferred stock will have such dividend, voting, liquidation, pre-emptive, conversion, redemption and sinking fund rights as shall be fixed and determined by the Board of Directors of the Corporation by appropriate resolution at the time of the issuance of the original shares of such series.

ARTICLE VI

The class, par value per share and number of shares issued and the paid-in capital on the date of filing of this Amended and Restated Articles of Incorporation is as follows:

Class	Par Value per Share	Number of Shares
Common	$1.00	1,000
Preferred	None	None

The amount of paid-in capital is $11,879,797.00.

ARTICLE VII

A director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

(iii) under Section 8.65 of the Illinois Business Corporation Act, or (iv) for any transaction from which the director derived an improper personal benefit.


Wilbert®

BY-LAWS OF WILBERT FUNERAL SERVICES, INC.
AS AMENDED
December 27, 2008

ARTICLE 1

Name, Offices, Agent and Corporate Seal

Section 1 – Name

The name of the corporation is WILBERT FUNERAL SERVICES, INC.

Section 2 – Offices

The corporation shall have and continuously maintain a registered office in the State of Illinois. The corporation may, in addition to its registered office in the State of Illinois, establish and maintain an office or offices in such other states and places as the Board of Directors may, from time to time, determine.

Section 3 – Agent

The corporation shall have and continuously maintain a registered agent who shall have a business office identical with the registered office of the corporation.

ARTICLE II

Shareholders' Meeting

Section 1 – Annual Meetings

An annual meeting of the shareholders shall be held on such date after May 1 of each year beginning with the year 2009 as may be fixed by the Board of Directors. At said meeting the shareholders shall elect a Board of Directors to serve until the next succeeding annual meeting, or until their respective successors shall have been elected and shall have qualified. Each shareholder shall be entitled to one vote for each outstanding share standing in his, her, or its name on the stock transfer books. At all of the meetings for the election of directors, every shareholder shall have the right to vote, in person or by proxy.

Section 2 – Special Meetings

Special meetings of the shareholders may be called by the President or by the order of the Board of Directors whenever it deems it necessary or advisable or by the holders of not less than one-fifth of the outstanding shares.

Section 3 – Place of Meetings

All the meetings of the shareholders, whether annual or special meetings, shall be held at such place within or without the State of Illinois as the Board of Directors may prescribe; except that the shareholders, by resolution duly adopted, may prescribe the place of any particular meeting of the shareholders.

Section 4 – Notice of Meetings

Notice of the annual meeting of the shareholders and of any special, or other meeting of the shareholders, shall be given, in writing, to each shareholder entitled to receive the same, by delivery personally or depositing the same in the United States mail, in a postage prepaid envelope, addressed to such respective shareholder at the address of such shareholder, as shown by the books of the corporation, not less than ten (10) nor more than sixty (60) days before the said meeting. The notice of any special, or other meeting shall briefly state the place, day, hour and the purpose or purposes thereof. But any shareholder may waive the giving of such notice. Any previously scheduled meeting of the shareholders may be postponed, and (unless the Articles of Incorporation otherwise provide) any special meeting of the shareholders which is called by the President of the corporation or by the Board of Directors may be cancelled upon notice given to the shareholders prior to the date of such meeting. Attendance at any meeting shall constitute waiver of notice thereof unless the person at the meeting objects to the holding of the meeting because proper notice was not given. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken.

Section 5 – List of Shareholders

The Secretary shall, within twenty (20) days after the record date for a meeting of shareholders or ten (10) days before such meeting, whichever is earlier, prepare a complete alphabetical list of the shareholders, entitled to vote, which list shall set forth, opposite the name of each respective shareholder, the address of such respective shareholder, as shown by the books of the corporation, and the number of shares held by such shareholders. Such list of shareholders shall be kept on file at the registered office and shall also be produced and kept open at the time and place of the meeting. It shall be subject to the inspection of any shareholder during the whole time of the meeting.

Section 6 – Conclusiveness of Records

The share ledger or the share transfer record shall be and constitute, the prima facie evidence of who are the shareholders and of who, as such shareholders, have the right to examine such share ledger or share transfer records and the list of the names and addresses of the shareholders and to vote at any meeting of the shareholders.

Section 7 – Voting – Quorum

Each holder of an outstanding share, or of outstanding shares, shall be entitled to vote at all shareholders' meetings, either in person or by proxy in writing. All proxies shall be filed with the Secretary of the shareholders' meeting before the holders thereof shall vote. A majority of the outstanding shares, represented by the holders hereof, in person or by proxy, shall be requisite at all meetings of the shareholders to constitute a quorum. If a quorum is present, the affirmative vote of the majority of the votes of the shares represented at the meeting and entitled to vote on a matter shall be the act of the shareholders, unless a greater number of votes or voting by classes is required by law or by the articles of incorporation. Except as specifically provided by law or in clause (e) of Section 2 of Article III of these By-Laws, in all elections for directors, every shareholder shall have the right to vote the number of shares owned by such shareholder for as many persons as there are directors to be elected, or to cumulate such votes and give one candidate as many votes as shall equal the number of directors to be elected multiplied by the number of such shares or to distribute such cumulative votes in any proportion among any number of candidates. The chairman of the meeting or the majority of the shares so represented may adjourn the meeting from time to time, to another time and place, whether or not there is then such a quorum.

Section 8 – Proxies

No proxy shall be valid unless executed in writing. No proxy shall be valid after eleven (11) months after the date of its execution unless otherwise provided in the proxy.

Section 9 – Nominating Committee

Promptly after each annual meeting of the shareholders, the Board of Directors shall select a Nominating Committee of five (5) persons. The Committee shall serve until the adjournment of the next annual meeting of the shareholders, or until their successors are selected. The Committee shall receive recommendations for Directors to be elected at the next annual meeting of shareholders, or at any special meeting of shareholders called for that specific purpose. The Committee shall recommend to the Board of Directors sufficient candidates to said vacancies so that at least one (1) person is named for each vacancy. The Committee's recommendations and the Board's nominations shall include (a) the person then serving as the corporation's Chief Executive Officer, and (b) at least one other person that is (i) neither (x) an officer, employee, agent, or nominee of Wilbert Funeral Services, Inc. or any Wilbert Funeral Services, Inc. subsidiary (Wilbert Funeral Services, Inc. and its subsidiaries hereinafter in these bylaws collectively referred to as the "Company") nor (y) an officer, director, employee, agent, or nominee of any licensee, sublicensee, or any distributor of the Company, nor an affiliate (as defined in clause (d) of Section 2 of Article III of these bylaws) or immediate family member of any of the foregoing, and (ii) free from any relationship with the Company contractual or otherwise, including serving as consultants or service providers to the Company, except for serving as a member of the Board of Directors of the Company and except for deminimus and incidental matters, each such person described in this clause (b) hereinafter referred to as an "Outside Director". The nominations made by the Board and those made by shareholders pursuant to the nominations procedure set forth in Section 10 of this Article II shall be listed on a ballot to be presented to the shareholders for their vote. The individual members of the Nominating Committee may be designated by the Board of Directors as proxies to vote the shares of any shareholder delivering a proxy to the Company's Board of Directors in connection with any election of directors, whether at an annual meeting of shareholders or otherwise.

Section 10 – Notice of Shareholder Business and Nominations

(a) Nominations of persons for election to the Board of Directors of the corporation and the proposal of business to be considered by the shareholders may be made at a meeting of the shareholders (1) pursuant to the corporation's notice of meeting, (2) by or at the direction of the Board of Directors and/or the Nominating Committee, or (3) by any shareholder of the corporation who was a shareholder of record at the time of the giving of notice provided for in this By-Law, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this By-Law.

(b) For nominations or other business to be properly brought before a meeting by a shareholder pursuant to clause (3) of paragraph (a) of this Section 10, the shareholder must have given timely notice thereof in writing to the Secretary of the corporation and such other business must otherwise be a proper matter for shareholder action. To be timely, a shareholder's notice shall be delivered to the Secretary at the principal executive offices of the corporation (1) for the annual meeting of the shareholders, no later than the close of business on the 30th day nor earlier than the close of business on the 60th day prior to the first anniversary of the preceding year's annual meeting; *provided, however,* that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the close of business on the 60th day prior to such annual meeting and not later than the close of business on the later of (A) the 30th day prior to such annual meeting, and (B) the 10th day following the date the corporation gives the shareholders notice of such meeting, and (2) for any special meeting of the shareholders, not earlier than the close of business on the 60th day prior to such special meeting and not later than the close of business on the later of (A) the date the special meeting is called by the holders of at least one-fifth of all the outstanding shares entitled to vote, (B) in the case of special meetings called by the President or the Board of Directors, the 10th day following the date the corporation gives the shareholders notice of the special meeting, and (C) the 30th day prior to such special meeting. In no event shall an adjournment or postponement of an annual meeting commence a new time period for the giving of a shareholder's notice as described above.

(c) Such shareholder's notice shall include (1) as to each person whom the shareholder proposes to nominate for election or re-election as a director, (A) the person's name, age, and business address, (B) the person's occupation and all current business affiliations and positions held, (C) a statement by each such person that he or she meets all the qualifications to serve as a director as set forth in these By-Laws, including Article III, Section 2 hereof, and (D) the consent of each such person to being a nominee and to serving as a director if elected; (2) as to any other business that the shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such shareholder and the beneficial owner, if any, on whose behalf the proposal is made; and (3) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (A) the name and address of such shareholder, as they appear on the corporation's books, and of such beneficial owner, and (B) the class and number of shares of the corporation which are owned beneficially and of record by such shareholder and such beneficial owner.

(d) Notwithstanding anything in the second sentence of paragraph (b) of this By-Law to the contrary, in the event that the number of directors to be elected to the Board of Directors of the corporation is increased and no notice thereof is given to the shareholders by the corporation naming all of the nominees for director or specifying the size of the increased Board of Directors, at least forty (40) days prior to the first anniversary of the preceding year's annual meeting, a shareholder's notice required by this By-Law shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary of the corporation at the principal executive offices of the corporation not later than the close of business on the 10th day following the day on which such notice to the shareholders is first given by the corporation.

(e) Only such persons who are nominated in accordance with the procedures set forth in this By-Law may be elected directors of the corporation and only such business shall be conducted at a meeting of shareholders as shall have been brought before the meeting in accordance with the procedures set forth in this By-Law. Except as otherwise provided by law, the Articles of Incorporation or these By-Laws, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this By-Law and, if any proposed nomination or business is not in compliance with this By-Law, to declare that such defective proposal or nomination shall be disregarded.

ARTICLE III

Board of Directors

Section 1 – Powers

The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors. The Board of Directors shall have, in addition to the powers and authority expressly conferred upon it by these By-Laws, the right, power and authority to exercise all such powers and to do all such acts and things, as may be exercised or done by the corporation, but subject, nevertheless, to the statutes of the State of Illinois, to the provisions of the Articles of Incorporation and the By-Laws of the corporation. Without prejudice to the general powers conferred by the last preceding sentence and the other powers conferred by these By-Laws, by the Articles of Incorporation, by the law and by the statutes of the State of Illinois, it is hereby expressly declared that the Board of Directors shall have the following special powers and rights to-wit:

To purchase or otherwise acquire, for the corporation, any property, rights or privileges, which the corporation is authorized to acquire, at such prices and on such terms and conditions and for such consideration as it may see fit;

At its discretion, to pay for any property or rights acquired by the corporation, either wholly or partially, in money or in bonds, debentures or other securities of the corporation;

To appoint and, at its discretion, to remove and suspend, permanently or temporarily, such subordinate managers, assistants, clerks, agents, servants and factors, as it may, from time to time, choose and to determine and fix their duties and, from time to time, to change their salaries and emoluments, and to require such security in such instances and in such amounts as it may determine; and to confer by resolution, upon any officer of the corporation, the right to choose, remove or suspend such subordinate officers, agents, or factors;

To appoint any person or persons as trustee to accept or hold intact for the corporation any property belonging to the corporation or any property in which it is interested, or for any other purpose, and to execute and to perform all such duties and things as may be requisite in relation to any such trust;

To determine who shall be authorized to sign, on the corporation's behalf, bills, notes, receipts, acceptances, endorsements, checks, releases, contracts and documents; and

To provide, from time to time, for the management of affairs of the corporation, at home or abroad, in such manner as it may think fit. By resolution adopted by a majority of the whole Board of Directors, to create one or more committees of the Board of Directors, including without limitation to designate two (2) or more directors to constitute an Executive Committee. Each committee of the Board of Directors, to the extent provided in such resolution, shall have and exercise the authority of the Board of Directors in the management of the corporation, except as otherwise provided in the "Business Corporation Act" of the State of Illinois; but the creation of such committees and the delegation thereto of authority shall not operate to relieve the Board of Directors, or any member thereof, of any responsibility imposed upon it or him or her by law.

Section 2 – Number, Qualification, Term and Vacancies

(a) The property, business and affairs of the corporation shall be managed and controlled by a Board of Directors. The Board of Directors shall consist of nine (9) directors. The number of directors may be increased or decreased from time to time, but, no decrease in the number of directors shall have the effect of shortening the term of an incumbent director. The Board shall select one of its number as Chairman of the Board, and if the Chairman is also the Chief Executive Officer, one of its number as Lead Director.

(b) Directors need not be residents of the State of Illinois. No person shall be a member of the Board of Directors (i) who is a member of the Board of Directors of the Wilbert Manufacturers Association, (ii) who owns, directly or indirectly, together with family members sharing the same residence, or with any Affiliate, more than one percent of the equity of any entity, or of any Affiliate thereof, (A) that is engaged in a Competing Business, or (B) that is a customer of a Wilbert Funeral Services, Inc. licensee, a Wilbert Funeral Services, Inc.. sublicensee, or a distributor for a Wilbert Funeral Services, Inc.. licensee or sublicensee, (iii) who is an officer, director, employee, agent, or nominee of any person or entity, or of any Affiliate thereof, that is engaged in a Competing Business, or (iv) who is an officer, director, employee, agent, or nominee of any person or entity, or of any Affiliate thereof, that is a customer of a Wilbert Funeral Services, Inc.. licensee, a Wilbert Funeral Services, Inc.. sublicensee, or a distributor for a Wilbert Funeral Services, Inc. licensee or sublicensee.

(c) In addition, no person shall be a member of the Board of Directors of the corporation if such person is a member of the Board of Directors of Wilbert, Inc., an Illinois corporation (together with its successors and assigns, "Wilbert, Inc.") and, in the event any member of the Board of Directors of the corporation becomes a member of the

Board of Directors of Wilbert, Inc., such person shall be deemed to have resigned as a member of the Board of Directors of the corporation. As a condition to a person being nominated for election as a director of the corporation, such person must execute and deliver to the corporation a letter, in form approved by the corporation, pursuant to which such person (i) irrevocably resigns from the Board of Directors of the corporation without further action effective upon such person becoming a member of the Board of Directors of Wilbert, Inc. and (ii) agrees to take any and all actions requested by the corporation in order to confirm or effect the resignation of such person from the Board of Directors of the corporation effective upon the occurrence of such event. Notwithstanding the foregoing, (i) this paragraph (c) shall not preclude either C. James Mans or Terry Christenberry from serving as a director of both the corporation and Wilbert, Inc. during the period prior to the 2010 annual meeting of the corporation and (ii) this paragraph (c) and the letters referred to above shall expire on the second anniversary of the date this paragraph (c) is added to the by-laws of the corporation.

(d) For the purposes of this Section 2, "Competing Business" means the manufacture, sale, licensing, distribution or marketing of any products or services in competition with the products or services now or hereafter manufactured, sold, licensed, distributed or otherwise marketed by the Company, specifically including but not limited to the manufacture, sale, distribution or licensing of burial vaults, cremation urns, or other deathcare industry products and services, *provided, however,* that no Company licensee or sublicensee shall be deemed to be engaged in a Competing Business unless such licensee, sublicensee or an Affiliate thereof, is engaged in (A) the manufacture of cremation urns, or of the components of burial vaults, in each case, for sale to others in competition with Wilbert Funeral Services, Inc.. or any of its subsidiaries; or (B) such additional competitive activities as may be designated pursuant to a resolution adopted by a majority of the directors present at a meeting of the Board of Directors at which a quorum is present.

(e) "Affiliate" of an entity, person, licensee or sublicensee, for purposes of these bylaws, including this Section 2 shall mean a person or an entity that, directly, or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such entity, person, licensee or sublicensee.

(f) Each director shall hold office until the next annual meeting of the shareholders or until his or her successor shall have been duly elected and qualified. Any vacancy occurring in the Board of Directors and any directorship to be filled by reason of an increase in the numbers of directors may be filled by election at an annual meeting or at a special meeting of shareholders called for that purpose. Vacancies arising between meetings of shareholders by reason of an increase in the number of directors or otherwise may be filled by appointment of the Board of Directors. A director elected or appointed to fill a vacancy shall hold office for the unexpired term of his/her predecessor in office.

Section 3 – Statutory Duties, Liabilities and Penalties

A director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless such director's dissent shall be entered in the minutes of the meeting or unless such director shall file his or her written dissent to such action with the person acting as secretary of the meeting before adjournment thereof or shall forward such dissent by registered mail to the Secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

Section 4 – First Meeting After Each New Board Elected – Regular Meetings

The newly elected directors shall meet as soon as possible after their election, for the purpose of organization. No notice of such meeting, provided all of the Board of Directors shall be present, shall be necessary in order to legally constitute the meeting. At such meeting the Board shall immediately proceed to the election of officers of the corporation for the respective ensuing terms of office and to transact any corporate business that properly may come before the meeting.

At the first meeting after their election, the Board of Directors shall elect a President, one or more Vice Presidents, a Secretary and may also include a Treasurer, each to hold his or her respective office until the next regular annual meeting of the Board of Directors, or until his or her respective successor shall have been duly elected and shall have qualified or until the removal of said officer.

Regular meetings of the Board of Directors shall be held, from time to time, as the Board of Directors may, by resolution, determine.

Section 5 – Special Meetings

Special meetings of the Board of Directors may be called by the President or by a majority of the Board of Directors then in office. The person or persons authorized to call special meetings of the Board of Directors may fix the place and time of the meetings.

Section 6 – Place of Meetings

The Board of Directors may, as it may from time to time by resolution determine, hold its meetings, regular or special, at any place within or without the State of Illinois.

Section 7 – Notice of Meetings

Notice of regular or special meetings of directors shall be given to each director at his or her business or residence in writing by hand delivery, first-class or overnight mail or courier service, telegram or facsimile transmission, or orally by telephone, or electronically. If mailed by first-class mail, such notice shall be deemed adequately delivered when deposited in the United States mail so addressed, with postage thereon prepaid, at least three (3) days before such meeting. If by telegram, overnight mail or courier service, such notice shall be deemed adequately delivered when the telegram is delivered to the telegraph company or the notice is delivered to the overnight mail or courier service company at least twenty-four (24) hours before such meeting. If by facsimile transmission, or electronic delivery, such notice shall be deemed adequately delivered when the notice is transmitted at least twelve (12) hours before such meeting. If by telephone or by hand delivery, the notice shall be given at least twelve (12) hours prior to the time set for the meeting. But any meeting of the Board of Directors at which all the directors are present shall be as valid as if called pursuant to proper notice, except when any director attends the meeting for the express purpose of objecting to the transaction of any business, because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

Section 8 – Quorum

A majority of the members of the Board of Directors then in office (being that number of directors last elected by the shareholders, reduced by the number of deaths, resignations or removals occurring since last election and increased by the number of vacancies filled following such deaths, resignations and removals, and following any increases in the size of the Board of Directors), but not less than a majority of the minimum number of Directors specified in Section 2 of this Article III, shall constitute a quorum for transactions of business at any meeting of the Board of Directors unless a greater number is required by the Articles of Incorporation or these By-Laws. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, unless the act of a greater number is required by the "Business Corporation Act of 1983" of the State of Illinois, the Articles of Incorporation or these By-Laws.

Section 9 – Order of Business

The order of business at all meetings of the Board of Directors shall be as follows:

1. Roll Call
2. Reading of minutes of the preceding meeting and action thereon.
3. Reports of officers
4. Reports of committees
5. Unfinished business
6. Miscellaneous business
7. New business

Section 10 – Telephonic Meetings

Unless specifically prohibited by the Articles of Incorporation or these By-Laws, members of the Board of Directors or of any committee of the Board of Directors may participate in and act at any meeting of such board or committee through the use of a telephone conference or other communications equipment by means of which all persons participating in the meeting can hear each other. Participation in such meetings shall constitute attendance and presence in person at the meeting of the person or persons so participating.

ARTICLE IV

Officers and Definition of Duties

Section 1 – Officers

The officers of the corporation shall consist of a Chairman of the Board, President, one or more Vice Presidents, a Secretary and may also include a Lead Director, and a Treasurer, and such other officers as may, from time to time, be elected or appointed by the Board of Directors. The officers elected or appointed by the Board of Directors may be removed by it whenever in its judgment the best interests of the corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Any two or more offices may be held by the same person, except the offices of President and Secretary.

Section 2 – The Chairman of the Board

The Chairman of the Board shall preside at all meetings of the shareholders and the Board of Directors. In addition, the Chairman of the Board shall have the powers to perform the duties that are prescribed from time to time by the Board of Directors.

Section 3 – Lead Director

If at any time the Chairman of the Board shall be the Chief Executive Officer or other officer of the corporation a Lead Director shall be selected from among the non-management directors by the majority vote of the non-management directors. The Lead Director shall convene and chair executive sessions of the non-management members of the Board and will have such other duties and responsibilities as may be fixed from time to time by resolution adopted by the majority of the Board. The Lead Director may be replaced or removed as Lead Director at any time with or without cause by a majority of the non-management members of the Board. The term of the Lead Director shall be one year, or until his or her successor has been selected. In the event that the Chairman of the Board is unable to discharge his or her duties, the Lead Director shall temporarily serve as Chairman of the Board of Directors until a temporary or permanent successor is elected by the majority of the Board and assumes the position.

Section 4– The President

The President shall be the chief executive officer of the corporation. He or she shall have general supervision, direction and active management of the business of the corporation. He or she shall see that all orders and resolutions of the Board of Directors are carried into effect. He or she shall execute all contracts and agreements authorized by the Board of Directors. He or she shall sign all certificates of stock. He or she shall submit a complete and detailed report of the operations of the corporation for the fiscal year and of its financial condition to the Board at its first regular meeting in each year and to the shareholders at their annual meeting and shall, from time to time, report to the Board of Directors all matters within his or her knowledge which the interests of the corporation may require to be brought to its notice. He or she shall have the general powers and duties of supervision and management usually vested in the office of the President of a corporation. He or she shall be ex officio a member of all standing committees, other than the Audit and Nominating Committees, to which he or she is not appointed by the Board of Directors and ex officio a member of the Board of Directors of any subsidiary company owned by Wilbert Funeral Services, Inc.

Section 5 – The Executive Vice President

In the absence, or in case of the inability of the President to act, the Executive Vice President shall have all of the powers and shall perform all of the duties of the president. The Executive Vice President shall perform such other duties and have such other powers, as may be prescribed by the Board of Directors.

Section 6 – The Vice President

The Board of Directors may appoint one or more Vice Presidents and delegate to them such powers and duties as the Board in its discretion may determine.

Section 7 – The Secretary

The Secretary shall keep the minutes of all meetings of the Board of Directors, the minutes of all meetings of the shareholders, the minutes of all meetings of the committees, which from time to time may be appointed under authority of these By-Laws, in books provided by the corporation for such purpose. He shall attend to the giving and serving of all notices of the corporation whereby meetings of the Board of Directors, shareholders and committees are assembled. He or she shall have charge of the transfer books for shares of the corporation and shall prepare all lists of shareholders and their addresses required to be prepared by the provisions of any present or future statute of the State of Illinois. He or she may sign, with the President or a Vice President, in the name of the corporation when authorized by the Board of Directors so to do, all contracts and other instruments. He or she shall have charge of the corporate seal and of such books and papers as the Board of Directors may direct. He or she shall in general perform all of the duties which are incident to the office of Secretary of the corporation subject at all times to the direction and control of the Board of Directors.

Section 8 – The Treasurer

The Treasurer, if one is appointed, shall have the custody of all of the funds and securities of the corporation. When necessary and proper, he shall endorse on behalf of the corporation all checks, notes or other obligations and evidences of the payment of money, payable to the corporation or coming into his/her possession, and shall deposit the funds arising therefrom together with all other funds of the corporation, coming into his/her possession, in such banks as may be selected as the depositories of the corporation or properly care for them in such a manner as the Board of Directors may direct. Whenever required by the Board of Directors so to do, he or she shall exhibit a complete and true statement of his/her cash account and of the securities and other property in his/her possession, custody or control. He or she shall enter regularly, in books belonging to the corporation and to be kept by him/her for such purpose, a full and accurate account of all money received and paid by him/her on account of the corporation, together with all other business transactions. He or she shall, at all reasonable times within the hours of business, exhibit his/her books and accounts to any director. He or she shall perform all duties, which are incident to the office of Treasurer of a corporation, subject, however, at all times to the direction and control of the Board of Directors. If the Board of Directors shall so require, he/she shall give bond, in such sum and with such securities as the Board of Directors may direct, for the faithful performance of his/her duties and for the safe custody of the funds and property of the corporation coming into his/her possession. If no treasurer is appointed, then the Chief Financial Officer of the Company shall have the responsibilities noted above.

Section 9– Delegation of Duties

In case of the absence of any officer of the corporation, the Board of Directors may delegate, for the time being, the duties of such officer to any other officer or to any director.

ARTICLE V

Checks, Drafts, etc.

Section 1 – Authority and Form of Signature

All checks, drafts or orders for the payment of money shall be signed by such person or persons and in such manner as the Board of Directors shall designate from time to time. No checks, drafts or orders for the payment of money shall be executed in blank.

ARTICLE VI

Certificates of Stock and Their Transfer

Section 1 – Form of Certificate

The corporation shall cause to be issued to each shareholder a certificate or certificates representing the number of shares owned in the corporation. The certificates shall be numbered consecutively and be in such form, not inconsistent with the laws of the State of Illinois, as may be adopted by the Board of Directors. The certificates shall be signed by the President or a Vice President and the Secretary or an Assistant Secretary, and shall have affixed thereto the corporate seal. No certificates shall be issued without knowledge of the apparent title of the person to whom it is issued .

Section 2 – Transfer of Certificates

The shares of the corporation shall be transferable only upon the books of the corporation by the owner in person or by the legal representative of such person and only in accordance with Section 8 of this Article and, upon such transfers being made, the old certificate shall be surrendered to the person in charge of the transfer books or to such other person as the Board of Directors may designate, who shall cancel the same and thereupon issue a new certificate or certificates therefor.

Section 3 – Transfer Books

The Board of Directors may close transfer books for a period of not less than ten (10) days nor more than forty (40) days prior to the date set for any annual meeting and for an equivalent period of time prior to any special meeting, convened for the purpose of electing directors, or for the payment of dividends. During such period no shares shall be transferred.

Section 4 – Transfer Agent

The Board of Directors may appoint a transfer agent and registrar of transfers and thereafter may require all stock certificates to bear the signature of such transfer agent and such registrar of transfers.

Section 5 – Registered Holder

The corporation shall be entitled to treat the registered holder of any shares as the absolute owner thereof and, accordingly, shall not be bound to recognize any equitable or other claim thereto, or interest therein, on the part of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the statutes of the State of Illinois.

Section 6 – Rules of Transfer

The Board of Directors also shall have the power and authority to make all such rules and regulations, not inconsistent with Sections 2 and 8 of this Article, as they may deem expedient concerning the issue, transfer and registration of the certificates for the shares of the capital stock of the corporation.

Section 7 – Lost Certificates

Any person claiming a certificate of stock of this corporation to be lost or destroyed, shall make affidavit of the fact and lodge the same with the Secretary of the corporation, accompanied by a signed application for a new certificate. Such person shall also advertise such lost or destroyed certificates in such manner as the Board of Directors may direct, and shall give the corporation a bond of indemnity with one or more sureties satisfactory to the Board of Directors, and in an amount, which in its judgment, shall be sufficient to save the corporation from loss, and thereupon the proper officers may cause to be issued a new certificate of like tenor with the one alleged to be lost or destroyed. But the Board of Directors may refuse the issuance of such new certificate.

Section 8 – Restrictions on Transfer; Notice of Change in Beneficial Ownership

(a) The shares of capital stock of the corporation may not be sold, assigned, disposed of or otherwise transferred except that the following transfers are permitted (subject to the provisions of the immediately succeeding paragraph and other restrictions that may be applicable by separate agreement or otherwise):

(i) transfers to other shareholders of the corporation;

(ii) transfers by gift, bequest or operation of the laws of descent;

(iii) transfers to an entity unaffiliated with the corporation pursuant to a merger, consolidation, stock-for-stock exchange or similar transaction involving the corporation;

(iv) transfers by a partnership to its partners;

(v) transfers that would be exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), by virtue of the private placement exemption provided by Section 4(2) of the Securities Act if the transferor were the issuer of the subject shares, provided that the transferee is an "accredited investor" within the meaning of Rule 501(a) under the Securities Act; and

(vi) transfers pursuant to an effective registration under the Securities Act simultaneously with a registration of stock of the corporation under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

In addition, in connection with the registration of securities of the corporation under the Securities Act and any applicable state securities law, the holders of shares of the corporation shall, upon the corporation's request, not sell, assign, dispose of or otherwise transfer any of such shares or other securities of the corporation or interests therein (other than any securities included in the registration) without the prior written consent of the corporation for such period of time, not to exceed one hundred eighty (180) days, from the effective date of such registration as the corporation may specify.

The transfer restrictions referred to in this Section 8 also apply to any shares transferred to subsequent holders and any shares subsequently issued as a result of a stock split, stock distribution or similar distribution. Any transfer in violation of such transfer restrictions is null and void. Each certificate representing shares of capital stock of the corporation shall bear a legend reflecting such transfer restrictions, and the corporation's stock transfer book shall include stop transfer instructions that indicate the transfer limits. Such transfer restrictions (other than those contained in the immediately preceding paragraph) expire on the date, if any, on which the corporation becomes a reporting company under the Exchange Act.

(b) No later than five (5) business days before any person transfers, directly or indirectly, the "beneficial ownership" (as hereinafter defined) of shares of the capital stock of this corporation, such person shall send to the corporation at its principal executive office, by registered or certified mail, a statement containing the full legal name and address of the person or persons to whom beneficial ownership of the shares of the corporation is to be transferred, the extent of the beneficial ownership (including the number of shares) to be transferred to each such person and an explanation demonstrating compliance with subsection (a) of this Section 8.

(c) For purposes of this Section, a beneficial owner of a security includes any person who, directly or indirectly, through a contract, arrangement, understanding, relationship, or otherwise, has or shares:

(1) voting power which includes the power to vote, or to direct the voting of, such securities; and/or

(2) investment power, which includes the power to dispose, or to direct the disposition of, such securities.

(d) Any person who, directly or indirectly, creates or uses a trust, proxy, power of attorney, pooling arrangement or any other contract, arrangement, or device with the purpose or effect of divesting such person of beneficial ownership of a security or preventing the vesting of such beneficial ownership as part of a plan or scheme to evade the restrictions and requirements of this Section shall be deemed for purposes of this Section to have attempted to transfer such beneficial ownership.

(e) Notwithstanding the provision of paragraph (c), a person shall be deemed to be the beneficial owner of the security, subject to the provisions of paragraph (d) of this Section, if that person has the right to acquire beneficial ownership of such securities, as defined in (c) above, within sixty (60) days, including but not limited to any right to acquire (A) through the exercise of any option, warrant or right, (B) through the conversion of the security, (C) pursuant to the power to revoke a trust, discretionary account, or similar arrangement, or (D) pursuant to the automatic termination of a trust, discretionary account, or similar arrangement: *provided, however,* that any person who acquires a security or power specified in paragraph (A), (B) or (C) above, with the purpose or effect of changing or influencing the control of the corporation, or in connection with or as a participant in any transaction having such purpose or effect, immediately upon such acquisition shall be deemed to be the beneficial owner of the security which may be acquired through the exercise or conversion of such security or power, whether or not such exercise or conversion may done within sixty (60) days. Any securities not outstanding which are subject to such options, warrants, rights or conversion privileges shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person.

(f) A person who in the ordinary course of business is a pledgee of securities under a written pledge agreement shall not be deemed to be the beneficial owner of such pledged securities, and a transfer of such pledged securities shall not occur, until the pledgee has taken all formal steps necessary which are required to declare a default and has obtained the power to vote or to direct the vote, or to dispose or to direct the disposition of, such pledged securities, provided that:

(i) the pledge agreement is bona fide and was not entered into with the purpose nor with the effect of changing or influencing the control of the corporation, nor in connection with any transaction subject to (d) above;

(ii) the pledgee is a bank or an insurance company; and

(iii) the pledge agreement, prior to default, does not grant to the pledgee:

(A) the power to vote, or to direct the vote of, the pledged securities; or

(B) the power to dispose, or to direct the disposition of, the pledged securities.

(g) Executors or administrators of a decedent's estate generally will be presumed not to have acquired beneficial ownership of the securities in the decedent's estate until such time as the executors or administrators are qualified under local law to perform those duties.

(h) When two or more persons agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the corporation, the group formed thereby shall be deemed thereby to have acquired beneficial ownership for purposes of this Section, as of the date of such agreement, of all equity securities of the corporation beneficially owned by any such person.

ARTICLE VII

Fiscal Year

Section 1 – Fiscal Year

The Fiscal Year of the corporation shall begin on the first day of January and terminate on the 31st day of December of each year.

ARTICLE VIII

Dividends

Section 1 – Payment of Dividends

The Board of Directors may declare and the corporation may pay dividends on its outstanding shares in cash, property, or its own shares, subject to the provisions, restrictions and prohibitions of the "Business Corporation Act of 1983" of the State of Illinois.

ARTICLE IX

Notices

Section 1 – Manner of Notice

Whenever, under the provision of the Articles of Incorporation and of the By-Laws or of the statutes of the State of Illinois, notice is required to be given to a shareholder or to a director, it shall not be construed to mean personal notice, unless expressly stated so to be. And any notice so required may be given in writing by depositing the same in the United States mail in a postpaid envelope addressed to such shareholder or director, at his, or her, address as the same appears on the records of the corporation, and the time when the same is mailed shall be deemed the time of the giving of such notice. Notice given by telegram, overnight mail or courier service shall be deemed given when the telegram is delivered to the telegraph company or the notice is delivered to the overnight mail or courier service company. Notice by facsimile transmission or electronic delivery shall be deemed given when the notice is transmitted. Notice by telephone or by hand delivery shall be deemed given at the time the telephone call or hand delivery is completed.

Section 2 – Waiver of Notice

Any shareholder or director may, in writing, waive the giving and the mailing of any notice required to be given or mailed either by or under the statutes of the State of Illinois or by and under these By-Laws.

ARTICLE X

Section 1 – Indemnification of Officers and Directors

(a) The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he/she is or was a director, officer, or employee of the corporation, or is or was serving at the request of the corporation as a director, officer, or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgements, fines and amounts paid in settlement actually and reasonably incurred by him/her in connection with such action, suit or proceeding if he/she acted in good faith and in a manner he/she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his/her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he/she reasonably believed to be in or not opposed to the best interests of the corporation, or, with respect to any criminal action or proceeding, had reasonable cause to believe that his/her conduct was unlawful.

(b) The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgement in its favor by reason of the fact that he is or was a director, officer, or employee of the corporation or is or was serving at the request of the corporation as a director, officer, or employee of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him/her in connection with the defense or settlement of such action or suit if he/she acted in good faith and in a manner he/she reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

(c) The Board of Directors may, by resolution, extend the indemnification and advancement of expense provisions of this Article X to any person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he/she is or was an agent of the corporation, or is or was serving at the request of the corporation as an agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) judgements, fines and amounts paid in settlement actually and reasonably incurred by him/her in connection with such action, suit or proceeding if he/she acted in good faith and in a manner he/she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his/her conduct was unlawful.

(d) To the extent that a director, officer, or employee of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b), or in defense of any claim, issue or matter therein, he/she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him/her in connection therewith.

(e) Any indemnification under subsections (a), (b) and (c) (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he/she has met the applicable standard of conduct set forth in subsections (a), (b) or (c). Such determination shall be made (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable or, even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

(f) Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding shall be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent (if applicable) to repay such amount if it shall ultimately be determined that he/she is not entitled to be indemnified by the corporation as authorized in this section.

(g) The indemnification and advancement of expenses provided by or granted under other subsections of this Section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any Article of the Articles of Incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his/her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent (if applicable) and shall inure to the benefit of the heirs, executors and administrators of such a person.

(h) The corporation may elect to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him/her and incurred by him/her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him/her against such liability under the provisions hereof.

(i) For the purposes hereof, references to "the corporation" include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporation, so that any person who is or was a director, officer, employee or agent of such a constituent corporation or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions hereof with respect to the resulting or surviving corporation as he/she would if he/she had served the resulting or surviving corporation in the same capacity.

(j) If the corporation has paid indemnity or has advanced expenses to a director, officer, employee or agent, the corporation shall report the indemnification or advance in writing to the shareholders with or before the notice of the next meeting of shareholders.

(k) For purposes of this Section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise tax assessed on a person with respect to an employee benefit plan; and references to the phrase "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by such director, officer, employee or agent with respect to an employee benefit plan, its participants, or beneficiaries. A person who acted in good faith and in a manner he/she reasonably believed to be in the best interests of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Section.

(l) The indemnification and advancement of expenses provided by or granted under this Section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee, or agent (if applicable) and shall incur to the benefit of the heirs, executors, and administrators of that person.

ARTICLE XI

Books and Records

Section 1 – Location

The corporation shall keep correct and complete books and records of account and shall also keep minutes of the proceedings of its shareholders and Board of Directors, and shall keep at its registered office or principal place of business in this State, or at the office of a transfer agent or registrar in this State, a record of its shareholders giving the names and addresses of all shareholders and the number and class of the shares held by each.

Section 2 – Inspection

As provided by Section 7.75 of the "Business Corporation Act of 1983" of the State of Illinois, or any successor provision which may be in effect in Illinois from time to time, upon the written request of any shareholder of the corporation, the corporation shall mail to such shareholder within fourteen (14) days after receipt of such request a balance sheet as of the close of its latest fiscal year and a profit and loss statement for such fiscal year; provided that if such request is received by the corporation before such financial statements are available, the corporation shall mail such financial statements within fourteen (14) days after they become available, but in any event within one hundred twenty (120) days after the close of its latest fiscal year. Any person who is a shareholder of record of the corporation shall have the right to examine, in person or by agent, at any reasonable time or times, the corporation's books and records of account, minutes, voting agreements filed with corporation, and the record of shareholders, and to make extracts therefrom, but only for a proper purpose. In order to exercise this right, a shareholder must make written demand upon the corporation, stating with particularity the records sought to be examined and the purpose therefor.

ARTICLE XII

Amendment of By-Laws

Section 1 – Amendment of By-Laws

These By-Laws may be altered or amended by the approval of a majority of the directors present at a meeting of the Board of Directors at which a quorum is present; *provided, however,* that Sections 2(b) and (c) of Article III of these By-Laws (including the definitions of terms with respect to their use in such sections) may not be altered, amended or repealed without the approval of two-thirds of the directors then in office.


NUMBER
SHARES
INCORPORATED UNDER THE LAWS
OF THE STATE OF ILLINOIS
WILBERT FUNERAL SERVICES, INC.
AUTHORIZED SHARES 1,000,000 WITH PAR VALUE .001 EACH
This Certifies That SPECIMEN is the owner of
full paid and non-assessable
COMMON SHARES OF WILBERT FUNERAL SERVICES, INC.,
transferable on the books of the Corporation in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.
In Witness Whereof, the said Corporation has caused this Certificate to be signed by its duly authorized officers and sealed with the Seal of the Corporation,
this day of A.D.
SECRETARY
PRESIDENT
THOUSANDS
HUNDS TENS UNITS
SHARES
DWIGHT & M. H. JACKSON
205 W. RANDOLPH STREET
DIV. OF
CORPORATION SUPPLY CO.
CHICAGO, ILLINOIS 60606

Exhibit 3.1

For Value Received, ______ *hereby sell, assign and transfer unto* ______________________________

______________________________ *Shares represented by the within Certificate, and do hereby irrevocably constitute and appoint*

______________________________ *Attorney to transfer the said Shares on the books of the within named Corporation with full power of substitution in the premises.*

Dated ______________________

In presence of

______________________ ______________________

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT, OR ANY CHANGE WHATEVER.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE RESTRICTIONS ON TRANSFER CONTAINED IN THE AMENDED AND RESTATED BYLAWS OF THE ISSUER HEREOF, AS THE SAME MAY BE FURTHER AMENDED FROM TIME TO TIME (A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE ISSUER HEREOF). ANY TRANSFER IN VIOLATION OF SUCH RESTRICTIONS SHALL BE NULL, VOID AND OF NO EFFECT WHATSOEVER.

THIS SPACE IS NOT TO BE COVERED IN ANY WAY

TAX MATTERS AGREEMENT

TAX MATTERS AGREEMENT, dated as of December 27, 2008, by and among Wilbert, Inc., an Illinois corporation ("Distributing") and Wilbert Funeral Services, Inc., an Illinois corporation ("Controlled"). References herein to a "Party" or "Parties" to this Agreement, shall refer to Distributing and Controlled.

RECITALS

WHEREAS, the Controlled Business is currently conducted by Controlled, a direct, wholly-owned Subsidiary of Distributing;

WHEREAS, Distributing's board of directors has determined that, subject to the consummation of certain Preliminary Transactions (defined below), it is in the best interests of Distributing and its stockholders to separate the Controlled Business from Distributing's other businesses;

WHEREAS, pursuant to the Separation Agreement dated as of the date hereof between Distributing and Controlled (as it may be amended from time to time in accordance with its terms, the "Separation Agreement"), Distributing will distribute to its stockholders on a pro rata basis all of the issued and outstanding shares of the Controlled common stock (the "Spin-off");

WHEREAS, the Parties intend that the Spin-off will qualify as a distribution eligible for nonrecognition under Sections 355(a) and 355(c) of the Code;

WHEREAS, Distributing and its Subsidiaries have joined in filing consolidated federal Tax Returns and certain consolidated, combined or unitary state, local or foreign Tax Returns, and such returns have included the business and activities of Controlled;

WHEREAS, as a result of the Spin-off, Controlled will leave the Pre-Spin-off Group;

WHEREAS, the Parties hereto wish to provide for (i) allocations of, and indemnifications against, certain liabilities for Taxes, (ii) allocations of responsibility for the preparation and filing of certain Tax Returns and the payment of Taxes reflected on such Tax Returns, and (iii) certain related matters.

NOW THEREFORE, in consideration of their mutual promises, the Parties hereby agree as follows:

1. Definitions.

When used herein the following terms shall have the following meanings (such meanings to apply equally to both the singular and plural forms of the terms defined):

"Affiliated Group" means an Affiliated group of corporations within the meaning of Code Section 1504(a) for the Taxable Period or, for purposes of any state or foreign income tax matters, any consolidated, combined or unitary group of corporations within the meaning of the corresponding provisions of tax law for the state or jurisdiction in question.

"Cash Acquisition Merger" means a merger of a newly-formed Subsidiary of Controlled with a corporation, limited liability company, limited partnership, general partnership or joint venture (in each case, not previously owned, directly or indirectly, by Controlled) solely for cash pursuant to which Controlled acquires such corporation, limited liability company, limited partnership, general partnership or joint venture and no Equity Securities of Controlled or any Controlled Member are issued, sold, redeemed, or acquired, directly or indirectly.

"Code" means the Internal Revenue Code of 1986, as amended, or any successor thereto, as in effect for the Taxable Year in question.

"Controlled" has the meaning ascribed to it in the preamble to this Agreement.

"Controlled Business" means the "Funeral Services Business," as that phrase is defined in the Separation Agreement.

"Controlled Group" means, with respect to any Post-Closing Taxable period, Controlled (if it has no Subsidiaries) or Controlled and each corporation that joins with Controlled in filing a consolidated federal income Tax Return (if Controlled has Subsidiaries). For purposes of this Agreement, the Controlled Group shall exist from the beginning of the day immediately after the Distribution Date.

"Controlled Member" means Controlled and each corporation that (i) was a Pre-Spin-off Member and (ii) becomes a member of the Controlled Group at the beginning of the day immediately after the Distribution Date.

"Controlled Representation Letter" means an officer's certificate in which certain representations, warranties and/or covenants are made on behalf of and/or with respect to Controlled in connection with the issuance of a Tax Opinion.

"Controlled Separate Return Basis" means the Income Tax liability (including any alternative minimum tax liability), determined at the end of the Taxable Period or Straddle Period, for the Controlled Members (or any specific Controlled Member) computed as if such corporations were not part of the Pre-Spin-off Group, but rather a separate Affiliated Group with Controlled as the common parent. Such computation shall be made without regard to the income, deductions (including net operating loss and capital loss deductions) and credits of the Pre-Spin-off Members other than the Controlled Members. The income, deductions, credits, carryovers and other tax attributes of the Controlled Members shall be determined in accordance with all elections used by each Controlled Member. In calculating Income Tax liability on the Controlled Separate Return Basis, the separate taxable income or loss of any Controlled Member shall be computed as if such member filed a separate income Tax Return for all Taxable Periods and Straddle Periods. Any gain or loss on inter-company transactions shall not be taken into account (unless such gain or loss is required to be recognized for federal income tax purposes under applicable consolidated return regulations).

"Distributing" has the meaning ascribed thereto in the preamble to this Agreement.

"Distribution Date" means December 27, 2008 or such other date on which the Spin-off is effected by Distributing.

"Distributing Group" means Distributing and each corporation that joins with Distributing in filing a consolidated federal income Tax Return for any Post-Closing Taxable Period. For purposes of this Agreement, the Distributing Group shall exist from the beginning of the day immediately after the Distribution Date.

"Distributing Member" means a corporation that (i) was a Pre-Spin-off Member and (ii) becomes a member of the Distributing Group at the beginning of the day immediately after the Distribution Date.

"Equity Securities" means any stock or other equity securities treated as stock for Tax purposes, or options, warrants, rights, convertible debt, or any other instrument or security that affords any Person the right, whether conditional or otherwise, to acquire stock or to be paid an amount determined by reference to the value of stock.

"Estimated Tax Return" means any Tax Return that is required to be filed with respect to payments of estimated Taxes.

"Final Determination" means (i) a decision, judgment, decree, or other order by a court of competent jurisdiction, which has become final and unappealable; (ii) a closing agreement or accepted offer in compromise under Code Sections 7121 or 7122, or comparable agreements under the laws of other jurisdictions; (iii) any other final settlement with the IRS or other Taxing Authority; or (iv) the expiration of an applicable statute of limitations.

"Income Tax" means with respect to any corporation or group of corporations, any and all federal, state, local, and foreign taxes based upon or measured by net income, gross income or gross receipts (when levied in lieu of an income tax) or alternative minimum taxable income, regardless of whether denominated as an "income tax," a "franchise tax" or otherwise imposed by any Taxing Authority, whether any such tax is imposed directly or through withholding, and regardless of whether imposed on a separate, consolidated, combined, or unitary basis, together with any interest and any penalty, addition to tax or additional amount.

"Information Return" means with respect to any corporation or Affiliated Group, any and all reports, returns, declarations or other filings (other than Tax Returns) required to be supplied to any Taxing Authority, including without limitation IRS Forms W-2, 1099, and similar forms.

"IRS" means the Internal Revenue Service.

"Member Group" means the Distributing Group or the Controlled Group, as appropriate.

"Other Tax" means all Taxes other than Income Taxes.

"Permitted Transactions" means those certain transactions that are described in Section 4(b)(vii) hereof.

"Person" means any natural person, corporation, general partnership, limited partnership, limited liability company, limited liability partnership, proprietorship, trust, association, union, governmental authority or other entity, enterprise, authority or organization.

"Post-Closing Straddle Period" means with respect to any Straddle Period, the period beginning on the day immediately after the Distribution Date and ending on the last day of such Taxable Year.

"Post-Closing Taxable Period" means a Taxable Year that begins after the Distribution Date.

"Pre-Closing Straddle Period" means with respect to any Straddle Period, the period beginning on the first day of such Taxable Year and ending on the close of business on the Distribution Date.

"Pre-Closing Taxable Period" means a Taxable Year that ends at or before the close of business on the Distribution Date.

"Preliminary Transactions" means those certain transactions that are described in Article II of the Separation Agreement.

"Pre-Spin-off Group" means Distributing and each corporation that joined with Distributing in filing a consolidated federal income Tax Return (or any consolidated, combined, or unitary tax return for state or foreign income tax purposes) for any Pre-Closing Taxable Period.

"Pre-Spin-off Member" means a corporation that was a member of the Pre-Spin-off Group immediately prior to the Spin-off.

"Representative" means with respect to any person or entity, any of such person's or entity's directors, officers, employees, agents, consultants, accountants, attorneys and other advisors.

"Restriction Period" means the period beginning on the date hereof and ending on the second anniversary of the Distribution Date.

"Separation Agreement" has the meaning ascribed thereto in the preamble to this Agreement.

"Spin-off" has the meaning ascribed thereto in the preamble to this Agreement.

"Straddle Period" means any Taxable Year beginning before and ending after the close of business on the Distribution Date.

"Subsidiary" means, with respect to any corporation (the "given corporation"), each corporation that is, at the time in question, controlled by the given corporation. For purposes of this definition, "control" means the possession, directly or indirectly, of the requisite ownership such that the corporations would be members of an Affiliated Group.

"Tax" means all taxes, including, but not limited to, Income Taxes, business occupation, property, sales, use, excise, employment, unemployment, payroll, social security, ad valorem, transfer, capital stock, license, gross receipts, stamp, real estate, severance and withholding taxes, customs duties, and harbor maintenance fees, together with any related interest, penalties, or other additions to tax, or additional amount imposed by any Taxing Authority.

"Tax-Free Status" means the qualification of the Distribution as a tax-free spin-off (i) described in Section 355(a) of the Code, (ii) in which the stock distributed thereby is qualified property for purposes of Section 355(c) of the Code, (iii) in which each of Distributing, the Distributing Members, Controlled, and Controlled Members recognize no income or gain other than intercompany items or excess loss accounts taken into account pursuant to the Treasury Regulations promulgated pursuant to Section 1502 of the Code, and (iv) in which no gain or loss is recognized by (and no amount is included in the income of) holders of Distributing common stock upon the receipt of Controlled common stock pursuant to the Spin-off.

"Tax Opinion" means an opinion issued to Distributing by a law firm with respect to the qualification of the Spin-off for tax-free treatment under Section 355 of the Code.

"Taxable Period" means either a Pre-Closing Taxable Period or a Post-Closing Taxable Period.

"Taxable Year" means a taxable year (which may be shorter than a full calendar or fiscal year), year of assessment or similar period with respect to which any Tax may be imposed by a relevant Taxing Authority, taking into account the first sentence of Section 2(c) of this Agreement.

"Tax Benefit" means (i) in the case of an Income Tax for which a consolidated federal, or a consolidated, combined or unitary state or local or foreign, Tax Return is filed, the amount by which the Income Tax liability of the Affiliated Group or other relevant group of corporations is actually reduced on a "with and without" basis (by deduction, entitlement to refund, credit, offset or otherwise, whether available in the current Taxable Year, as an adjustment to taxable income in any other Taxable Year or as a carryforward or carryback, and including the effect of such reduction on other Income Taxes), plus any interest received with respect to any related Tax refund, and (ii) in the case of an Income Tax for which a separate Tax Return is filed, the amount by which the Income Tax liability of a corporation is actually reduced on a "with and without" basis (by deduction, entitlement to refund, credit, offset or otherwise, whether available in the current Taxable Year, as an adjustment to taxable income in any other Taxable Year or as a carryforward or carryback, and including the effect of such reduction on other Income Taxes), plus any interest received with respect to any related Tax refund.

"Taxing Authority" means the IRS and any other domestic or foreign governmental authority responsible for the administration of any Tax.

"Tax Return" means with respect to any corporation or Affiliated Group, all returns, reports, estimates, information statements, declarations and other filings relating to, or required to be filed in connection with, the payment or refund of any Tax.

"Transition Services Agreement" means that certain Transition Services Agreement of even date herewith between Distributing and Controlled.

"Underpayment Rate" means the rate of interest imposed by the Code on corporate underpayments of Tax for the applicable period.

2. Obligations, Responsibilities and Rights of Distributing and Controlled.

(a) Preparation and Filing of Tax Returns.

(i) By Distributing. Distributing shall prepare and timely file, or cause to be prepared and timely filed, in accordance with past practices:

(A) all Tax and Information Returns (including any Estimated Tax Returns) of the Pre-Spin-off Group and any Pre-Spin-off Member that are required to be filed on or before the Distribution Date;

(B) all Tax and Information Returns (including any Estimated Tax Returns) of the Pre-Spin-off Group and any Pre-Spin-off Member for all Pre-Closing Taxable Periods that are required to be filed after the Distribution Date;

(C) all Tax and Information Returns (including any Estimated Tax Returns) of the Pre-Spin-off Group and any Pre-Spin-off Member for all Straddle Periods; and

(D) all Tax and Information Returns (including any Estimated Tax Returns) of the Distributing Group for all Post-Closing Taxable Periods.

(ii) By Controlled. Controlled shall prepare and timely file (or cause to be prepared and timely filed pursuant to the Transition Services Agreement or otherwise) all other Tax and Information Returns (including any Estimated Tax Returns) of each Controlled Member for all Pre-Closing Taxable Periods and Straddle Periods and all Tax and Information Returns (including any Estimated Tax Returns) of the Controlled Group and/or any Controlled Member for all Post-Closing Taxable Periods.

(b) Provision of Filing Information. [Intentionally Omitted.]

(c) Taxable Year. Distributing and Controlled hereby agree that, for all purposes of this Agreement (including the interpretation and application of its definitions), the Parties (and their Subsidiaries) shall treat the Spin-off as having been effected at 11:59 p.m. on the Distribution Date. Distributing and Controlled agree that, for Income Tax purposes, (i) the Controlled Members shall be included in the consolidated federal Tax Return of the Pre-Spin-off Group for the Taxable Year that includes the Distribution Date (and in all appropriate consolidated, combined or unitary state or local or foreign Tax Returns of the Pre-Spin-off Group including such Distribution Date), (ii) the Controlled Group and each Controlled Member shall begin a new Taxable Year for purposes of such federal, and, to the extent permitted by law, other Tax Returns on the day after the Distribution Date, and (iii) in furtherance of the intent of the first sentence of this Section 2(c), the Controlled Group and each Controlled Member shall not be included in the consolidated federal Tax Return of the Distributing Group (or in any consolidated, combined or unitary state or local or foreign Tax Returns of the Distributing Group) for the Taxable Year of Controlled that begins on the day after the Distribution Date.

(d) Straddle Period Taxes. For purposes of this Agreement, Taxes shall be allocated between Pre- and Post-Closing Straddle Periods, in Distributing's reasonable judgment with the consent of the appropriate Controlled personnel, which shall not be unreasonably withheld; provided, however, that Income Taxes shall be allocated between Pre- and Post-Closing Straddle Periods on the basis of the actual taxable income for each such period, determined by closing the books of the Pre-Spin-off Group at the close of business on the Distribution Date.

(e) Remittance of Taxes. Subject to Section 3, Distributing, on behalf of the Pre-Spin-off Members, shall remit to the appropriate Taxing Authorities (i) all Taxes shown to be due and payable on all Tax Returns filed by Distributing pursuant to Sections 2(a)(i)(A), 2(a)(i)(B), 2(a)(i)(C) and 2(a)(i)(D) hereof and (ii) all Taxes that shall thereafter become due and payable with respect to all Tax Returns filed pursuant to Sections 2(a)(i)(A), 2(a)(i)(B), 2(a)(i)(C) and 2(a)(i)(D) hereof as a result of a Final Determination. Controlled shall remit all Taxes attributable to all Tax Returns filed by it pursuant to Section 2(a)(ii) hereof.

(f) Tax Elections. Nothing in this Agreement is intended to change or otherwise affect any previous tax election made by or on behalf of the Pre-Spin-off Group (including the election with respect to the calculation of earnings and profits under Code Section 1552 and the regulations thereunder). Distributing, as common parent of the Distributing Group, shall continue to have discretion, reasonably exercised, to make any and all elections with respect to all members of the Pre-Spin-off Group for all Pre-Closing Taxable Periods for which it is obligated to file Tax or Information Returns under Section 2(a)(i) hereof.

(g) Refunds of Taxes.

(i) Distributing shall be entitled to any refund of Taxes and any other Tax Benefits realized as a result of a Final Determination with respect to all Tax Returns filed pursuant to Section 2(a)(i) hereof; provided, however, that Distributing shall reimburse Controlled for the amount of any Tax refunds or other Tax Benefits, including any deposits or pre-paid Taxes, attributable to any Controlled Member for all Pre-Closing Taxable Periods that arise as a result of a Final Determination. Any such Tax refunds or other Tax Benefits attributable to a Straddle Period shall be allocated between the Pre-Closing Straddle Period and Post-Closing Straddle Period on a basis consistent with the method used to allocate the Tax liability for such Straddle Period.

(ii) If any Party to this agreement receives a Tax refund or other Tax Benefit to which another Party to this agreement is entitled pursuant to this Agreement, such Party shall pay (in accordance with Section 5 hereof) the amount of such Tax refund or other Tax Benefit to the appropriate other Party.

(iii) Notwithstanding anything to the contrary in this Agreement, Controlled shall file (or cause to be filed) on a timely basis any available election to waive the carryback of net operating losses, Tax credits or other Tax items by Controlled or any Affiliate from a Post-Closing Taxable Period to either a Straddle Period or a Pre-Closing Taxable Period if the Tax Return with respect to such Straddle Period or Pre-Closing Taxable Period was filed on a consolidated, combined, or unitary basis and included at least one Distributing Member and at least one Controlled Member. Such elections shall include, but not be limited to, the election described in Treasury Regulation Section 1.1502-21(b)(3)(ii)(B), and any analogous election under state, local, or foreign Income Tax laws, to waive the carryback of net operating losses for federal Income Tax purposes.

3. Indemnification.

(a) By Distributing. Except as provided in Section 3(b) hereof, Distributing shall indemnify and hold Controlled and the Controlled Group harmless against any and all (i) Taxes shown as due or otherwise attributable to Taxable Years covered by all Tax Returns filed pursuant to Section 2(a)(i) hereof, (ii) Income Taxes attributable to the Spin-off or the Preliminary Transactions (other than Income Taxes for which Controlled is responsible under Section 4 hereof); and (iii) each and every liability for Income Taxes of the Pre-Spin-off Group under Treasury Regulation Section 1.1502-6 or any similar law, rule or regulation administered by any Taxing Authority.

(b) By Controlled. Controlled shall indemnify and hold Distributing and the Distributing Group harmless against (i) Income Taxes attributable to Controlled Members calculated on a Controlled Separate Return Basis and included as Income Taxes shown as due on all Tax Returns (including Estimated Tax Returns) filed pursuant to Section 2(a)(i)(A) and 2(a)(i)(B) hereof; (ii) with respect to Straddle Period Tax Returns (including Estimated Tax Returns) filed pursuant to Section 2(a)(i)(C) hereof, Income Taxes attributable to Controlled Members calculated on a Controlled Separate Return Basis and included as Income Taxes shown as due on such Tax Returns; (iii) all Income Taxes attributable to Tax Returns filed pursuant to Section 2(a)(ii) hereof; (iv) all Income Taxes attributable to any Controlled Member calculated on a Controlled Separate Return Basis for all Pre-Closing Taxable Periods and Straddle Periods that shall become due and payable as a result of a Final Determination; (v) all Income Taxes for which Controlled is responsible under Section 4 hereof; and (vi) all Other Taxes for all Taxable Years to the extent that such Other Taxes are imposed on or assessed against Controlled Members or are attributable to the operations or property of Controlled Members.

(c) Non-Corporate Entities and Former Members. In calculating the indemnification obligations of the Parties pursuant to this Section 3 (and the Parties' rights to refunds pursuant to Section 2):

(i) the Tax liability or Tax Benefits attributable to non-corporate entities, including such entities that are disregarded for federal income tax purposes, shall be attributed to the Member Group that owns such entities immediately after the Spin-off (other than any Tax liability or Tax Benefits arising out of an asset that was removed from such non-corporate entity pursuant to the transactions contemplated by the Separation Agreement, which shall be attributed to the Member Group that owns such asset immediately after the Spin-off); and

(ii) the Tax liability or Tax Benefits attributable to former members of the Pre-Spin-off Group (which have been sold, liquidated or otherwise left the Pre-Spin-off Group prior to the Distribution Date) shall be attributed to the owner of such former member.

(d) Adjustments. The Parties agree to cooperate in good faith, without bias to any Controlled Member or Distributing Member, to make appropriate adjustments to accomplish the objectives of this Section 3.

(e) Certain Reimbursements. Distributing or Controlled, as the case may be, shall notify the other Party of any Taxes paid by it or any member of its Affiliated Group that are subject to indemnification under this Section 3. Any notification contemplated by this Section 3(e) shall include a detailed calculation (including, if applicable, separate allocations of such Taxes between Pre- and Post-Closing Taxable Periods and Pre- and Post-Closing Straddle Periods and supporting work papers) and a brief explanation of the basis for indemnification hereunder. Whenever such a notification is given, the indemnifying Party shall pay the amount requested in such notice to the indemnified Party in accordance with Section 5 hereof. To the extent the indemnifying Party disagrees with such request, it shall nevertheless make such requested payment but, within thirty (30) days, so notify the indemnified Party, whereupon the Parties shall use their best efforts to resolve any such disagreement. After such resolution, any reimbursement from the indemnified Party to the indemnifying Party made after such 30-day period shall include interest at the Underpayment Rate from the date such payment was received by the indemnified Party.

4. Tax Treatment of the Spin-off

(a) Representations.

(i) Tax Opinion. Controlled hereby represents and warrants that (1) it has examined the Tax Opinion to be issued as of the Distribution Date (including, without limitation, the facts and representations described or referenced therein, to the extent that they relate to the plans, proposals, intentions, and policies of Controlled or the Controlled Business) and the related Controlled Representation Letter, and (2) to the extent in reference to Controlled or the Controlled Business, the facts presented and the representations made or referenced therein are true, correct, and complete.

(ii) Tax-Free Status. Controlled hereby represents and warrants that it has no plan or intention of taking any action, or failing or omitting to take any action, and knows of no circumstance, that could reasonably be expected to (1) cause the Spin-off not to have Tax-Free Status or (2) cause any representation or factual statement made in this Agreement, the Separation Agreement, the Tax Opinion, or the Controlled Representation Letter to be untrue in a manner that would have an adverse effect on the Tax-Free Status of the Spin-off.

(iii) Plan or Series of Related Transactions. Controlled hereby represents and warrants that, to the knowledge of Controlled and the management of Controlled, neither the Preliminary Transactions nor the Spin-off is part of a plan (or series of related transactions) pursuant to which one or more Persons will acquire stock representing a fifty-percent or greater interest (within the meaning of Sections 355(d) and (e) of the Code) in Controlled or any successor to Controlled.

(b) Covenants.

(i) Actions Consistent with Representations and Covenants. Controlled shall not (and shall not grant implicit or explicit permission to any other person to) take any action or fail to take any action, where such action or failure to act would be inconsistent with, or cause to be untrue, any material, information, covenant, or representation in this Agreement, the Separation Agreement, the Tax Opinion, or the Controlled Representation Letter.

(ii) Preservation of Tax-Free Status: Controlled Business. Controlled shall not take any action (including, but not limited to: any cessation, transfer or disposition of all or any portion of the Controlled Business; payment of extraordinary dividends to shareholders; and acquisitions or issuances of stock) or permit any Controlled Member to take any such action, and Controlled shall not fail to take any such action or permit any Controlled Member to fail to take any such action, where such action or failure to act would have an adverse effect on the Tax-Free Status of the Spin-off.

(iii) Sales, Issuances and Redemptions of Equity Securities. Until the first day after the Restriction Period, neither Controlled nor any Controlled Member shall, or shall agree to, sell or otherwise issue to any Person, or redeem or otherwise acquire from any Person, any Equity Securities of Controlled or any Controlled Member; provided, however, that (1) Controlled may issue such Equity Securities to the extent such issuances satisfy Safe Harbor VIII (relating to acquisitions in connection with a person's performance of services) or Safe Harbor IX (relating to acquisitions by a retirement plan of an employer) of Treasury Regulation Section 1.355-7(d), and (2) Controlled may issue Equity Securities provided that such issuance does not, individually or when aggregated with other issuances and any transactions occurring in the four-year period beginning on the date which is two years before the Distribution Date, and with any other transaction which is part of a plan or series of related transactions (within the meaning of Section 355(e) of the Code) that includes the Spin-off (excluding issuances of Equity Securities described in clause (1) above, but including, for the avoidance of doubt, transactions described in Section 4(b)(iv) below), result in one or more Persons acquiring, directly or indirectly (as determined under Section 355(e) of the Code, taking into account applicable constructive ownership rules), stock representing a 25% or greater interest, by vote or value, in Controlled (or any successor thereto).

(iv) Tender Offers; Other Business Transactions. Until the first day after the Restriction Period, neither Controlled nor any Controlled Member shall (1) solicit any Person to make a tender offer for, or otherwise acquire or sell, the Equity Securities of Controlled, (2) participate in or support any unsolicited tender offer for, or other acquisition, issuance or disposition of, the Equity Securities of Controlled, or (3) approve or otherwise permit any proposed business combination or merger or any transaction which, in the case of clauses (1), (2) or (3), individually or when aggregated with any other transactions occurring within the four-year period beginning on the date which is two years before the Distribution Date, and with any other transaction which is part of a plan or series of related transactions (within the meaning of Section 355(e) of the Code) that includes the Spin-off (excluding issuances of Equity Securities described in Section 4(b)(iii)(1) above, but including, for the avoidance of doubt, issuances of Equity Securities described in Section 4(b)(iii)(2) above), results in one or more

Persons acquiring, directly or indirectly (as determined under Section 355(e) of the Code, taking into account applicable constructive ownership rules), stock representing a 25% or greater interest, by vote or value, in Controlled (or any successor thereto). In addition, neither Controlled nor any Controlled Member shall at any time, whether before or subsequent to the expiration of the Restriction Period, engage in any action described in clauses (1), (2) or (3) of the preceding sentence if it is pursuant to an arrangement negotiated (in whole or in part) prior to the first anniversary of the Spin-off, even if at the time of the Spin-off or thereafter such action is subject to various conditions.

(v) Dispositions of Assets. Until the first day after the Restriction Period, neither Controlled nor any Controlled Member shall, or shall agree to, sell, transfer, or otherwise dispose of assets (including, for such purpose, any shares of capital stock of a Subsidiary and any transaction treated for tax purposes as a sale, transfer or disposition) that, in the aggregate, constitute more than 50% of the gross assets of Controlled. The foregoing sentence shall not apply to sales, transfers, or dispositions of assets in the ordinary course of business. The percentage of gross assets of Controlled sold, transferred, or otherwise disposed of, shall be based on the fair market value of the gross assets of Controlled as of the Distribution Date. For purposes of this Section 4(b)(v), a merger of Controlled with and into any Person shall constitute a disposition of all of the assets of Controlled.

(vi) Liquidations, Mergers, Reorganizations. Until the first day after the Restriction Period, Controlled shall not, and shall not agree to, voluntarily dissolve or liquidate or engage in any merger (except for a Cash Acquisition Merger), consolidation or other reorganization; provided, however, that nothing in this Section 4(b)(vi) shall prohibit any merger involving Controlled not otherwise prohibited by Section 4(b)(iv).

(vii) Permitted Transactions. Notwithstanding the restrictions otherwise imposed by Sections 4(b)(iii) through 4(b)(vi), during the Restriction Period, Controlled may (1) issue or redeem Equity Securities of Controlled or any Controlled Member in a transaction that would otherwise breach the covenant set forth in Section 4(b)(iii), (2) approve, participate in, support or otherwise permit a proposed business combination or transaction that would otherwise breach the covenant set forth in Section 4(b)(iv), (3) sell or otherwise dispose of the assets of the Controlled Group in a transaction that would otherwise breach the covenant set forth in Section 4(b)(v), or (4) merge Controlled with another entity without regard to which entity is the surviving entity in a transaction that would otherwise breach the covenant set forth in Section 4(b)(vi), if and only if such transaction or action would not violate Section 4(b)(i) or Section 4(b)(ii) and Section 4(b)(viii) is satisfied.

(viii) Supplemental Tax Opinion. Prior to entering into any agreement contemplating a transaction or action described in clauses (1), (2), (3), or (4) of Section 4(b)(vii) and prior to consummating any such transaction or action, Controlled shall provide Distributing with an unqualified Tax Opinion from Neal, Gerber & Eisenberg LLP or another independent tax advisor reasonably acceptable to Distributing, such Tax Opinion being in form and substance satisfactory to Distributing in its sole and absolute discretion (and in determining whether an opinion is satisfactory, Distributing may consider, among other factors, the appropriateness of any underlying assumptions and management's representations if used as a basis for the opinion) providing that such transaction or action will not adversely affect the Tax-Free Status of the Spin-off.

(c) Liability for Undertaking Certain Actions. Notwithstanding anything in this Agreement to the contrary, Controlled shall be responsible for, and shall indemnify and hold harmless Distributing and each Distributing Member from and against any liability for Taxes that are attributable to or result from (1) any act or failure to act by Controlled or any Controlled Member, which action or failure to act breaches any of the representations or covenants contained in Section 4 hereof (without regard to the exceptions or provisos set forth in such provisions), expressly including, for this purpose, any Permitted Transactions and any act or failure to act that breaches Section 4(b)(i) or 4(b)(ii), regardless of whether such act or failure to act is permitted by Section 4(b)(iii) through 4(b)(vii), and (2) Tax counsel withdrawing all or any portion of the Tax Opinion because of a breach by Controlled or any Controlled Member of a representation made in this Agreement.

(d) Cooperation.

(i) Distributing shall reasonably cooperate with Controlled in connection with any request by Controlled for an unqualified Tax Opinion pursuant to Section 4(b)(viii) and shall use its reasonable best efforts to assist Controlled in obtaining an unqualified Tax Opinion pursuant to Section 4(b)(viii).

(ii) Until the first day after the Restriction Period, Controlled shall provide adequate advance notice to Distributing in accordance with the terms of Section 4(d)(iii) of any action described in Sections 4(b)(i) through 4(b)(vi) within a period of time sufficient to enable Distributing to seek injunctive relief pursuant to Section 4(e) in a court of competent jurisdiction.

(iii) Each notice required by Section 4(d)(ii) shall set forth the terms and conditions of any such proposed transaction, including, without limitation, (1) the nature of any related action proposed to be taken by the board of directors of Controlled, (2) the approximate number of Equity Securities (and their voting and economic rights) of Controlled or any Controlled Member (if any) proposed to be purchased, sold or otherwise issued, (3) the approximate value of Controlled's assets (or assets of any Controlled Member) proposed to be transferred, and (4) the proposed timetable for such transaction, all with sufficient particularity to enable Distributing to seek such injunctive relief. Promptly, but in any event within 30 days, after Distributing receives such written notice from Controlled, Distributing shall notify Controlled in writing of Distributing's decision to seek injunctive relief pursuant to Section 4(e).

(e) Enforcement. The Parties acknowledge that irreparable harm would occur in the event that any of the provisions of this Section 4 were not performed in accordance with their specific terms or were otherwise breached. The Parties agree that, in order to preserve the Tax-Free Status of the Spin-off, injunctive relief is appropriate to prevent any violation of the foregoing covenants; provided, however, that injunctive relief shall not be the exclusive legal or equitable remedy for any such violation.

5. Method, Timing and Character of Payments Required by This Agreement.

(a) Payment in Immediately Available Funds; Interest. All payments between the Parties made pursuant to this Agreement shall be made in immediately available funds. Payments shall be made within thirty (30) days of receipt of request therefor, except for payments with respect to Estimated Tax Returns, which shall be made immediately upon request, and payments with respect to Tax refunds or other Tax Benefits, which shall be made thirty (30) days after receipt or realization. Except as otherwise provided herein, any payment not made within thirty (30) days shall thereafter bear interest at the Underpayment Rate.

(b) Characterization of Payments. Any payment (other than interest thereon) made hereunder by Distributing to Controlled, or by Controlled to Distributing, shall be treated by all Parties for Tax purposes to the extent permitted by law, and for accounting purposes to the extent permitted by generally accepted accounting principles, as capital contributions or non-taxable dividend distributions, as the case may be, as if made prior to the close of business on the Distribution Date.

6. Tax Returns; Cooperation; Document Retention; Confidentiality.

(a) Provision of Cooperation, Documents, and Other Information. Upon the reasonable request of a Party to this Agreement, the other Party shall provide (and shall cause the members of the Affiliated Group to provide) the requesting Party, promptly upon request, with such cooperation and assistance, documents, and other information as may reasonably be requested by such Party in connection with (i) the preparation and filing of any original or amended Tax or Information Return, (ii) the conduct of any audit or other examination or any judicial or administrative proceeding involving to any extent Taxes or Tax or Information Returns within the scope of this Agreement, or (iii) the verification by a Party of an amount payable hereunder to, or receivable hereunder from, the other Party. Such cooperation and assistance shall include, without limitation: (i) the provision of books, records, Tax and Information Returns, documentation or other information relating to any relevant Tax or Information Return; (ii) the execution of any document that may be necessary or reasonably helpful in connection with the filing of any Tax or Information Return, or in connection with any audit, proceeding, suit or action of the type generally referred to in the preceding sentence, including, without limitation, the execution of powers of attorney and extensions of applicable statutes of limitations, with respect to Tax and Information Returns which Distributing may be obligated to file on behalf of Controlled Members pursuant to Section 2(a)(i) hereof; (iii) the prompt and timely filing of appropriate claims for refund; and (iv) the use of reasonable best efforts to obtain any documentation from a governmental authority or a third Party that may be necessary or helpful in connection with the foregoing. Each Party shall make its employees and facilities available on a mutually convenient basis to facilitate such cooperation.

(b) Retention of Books and Records. Distributing and Controlled shall retain or cause to be retained (and shall cause each member of the relevant Affiliated Group to retain) all Tax Returns filed pursuant to Section 2(a)(i) hereof and all books, records, schedules, work papers, and other documents relating thereto, in accordance with Distributing' records retention policy as in effect from time to time. Distributing will provide Controlled with a copy of its record retention policy in effect as of the date of this Agreement, and thereafter, shall provide Controlled with notice of material modifications to such policy in a timely manner. Controlled may request that Distributing make specific exceptions to its record retention policy, and

Distributing will use reasonable efforts to accommodate such requests. Notwithstanding the foregoing, each Party agrees to give the other Party reasonable written notice prior to transferring, destroying or discarding any Tax Returns or books and records of or including the other Party and, if a Party so requests, shall, and shall cause their Members, as applicable, to allow the requesting Party to take possession of such books and records or copies thereof.

(c) Status and Other Information Regarding Audits and Litigation. Each Party shall use reasonable efforts to keep the other Party advised as to the status of Tax audits and litigation involving any issue relating to any Taxes, Tax or Information Returns or Tax Benefits subject to indemnification under this Agreement. To the extent relating to any such issue, each Party shall promptly furnish the other Party copies of any inquiries or requests for information from any Taxing Authority or any other administrative, judicial or other governmental authority, as well as copies of any revenue agent's report or similar report, notice of proposed adjustment or notice of deficiency.

(d) Confidentiality of Documents and Information. Except as required by law or with the prior written consent of the other Party, all Tax and Information Returns, documents, schedules, work papers and similar items and all information contained therein, which Tax and Information Returns and other materials are within the scope of this Agreement, shall be kept confidential by the Parties hereto and their Representatives, shall not be disclosed to any other person or entity and shall be used only for the purposes provided herein.

7. Contests and Audits.

(a) Notification of Audits or Disputes. Upon the receipt by a Party of notice of any pending or threatened Tax audit or assessment, which may affect the liability for Taxes that are subject to indemnification hereunder, such Party shall promptly notify the other Party in writing of the receipt of such notice.

(b) Control and Settlement.

(i) Subject to Section 7(b)(ii), Distributing shall have the right and obligation to control, and to represent the interests of all affected taxpayers in, any Tax audit or administrative, judicial or other proceeding relating, in whole or in part, to any Pre-Closing Taxable Period or Straddle Period and to employ counsel of its choice; provided, however, that, with respect to such issues that may impact Controlled or any Controlled Member for any such Taxable Period or Straddle Period, Distributing (1) shall in good faith consult with Controlled as to the handling and disposition of such issues and (2) shall not enter into any settlement that impacts Controlled or any Controlled Member without the written consent of Controlled, which shall not be unreasonably withheld; and provided, further, that the appropriate officer of Controlled shall deliver to the appropriate officer of Distributing a written response to any notification by Distributing of a proposed settlement within ten (10) days of the receipt of such notification. If Controlled fails to so respond within such ten-day period, Controlled shall be deemed to have consented to the proposed settlement.

(ii) Controlled and its Subsidiaries shall have the right and obligation, subject to the use of services under the Transition Services Agreement, to control any Tax audit or judicial or other proceeding related to (1) Income Taxes of the Controlled Group for Post-Closing Taxable Periods, and (2) Other Taxes, for all Taxable Periods for which Controlled Members are solely responsible under this Agreement.

(c) Delivery of Powers of Attorney with Other Documents. Controlled shall execute and deliver to Distributing, promptly upon request, powers of attorney authorizing Distributing to extend statutes of limitations, receive refunds, negotiate settlements and take such other actions that Distributing reasonably considers to be appropriate in exercising its control rights pursuant to Section 7(b)(i) hereof, and any other documents reasonably necessary to effect the exercising of such control rights.

8. Arbitration. Except as otherwise specifically provided in this Agreement, any and all disputes, controversies or claims arising out of, relating to or in connection with this Agreement, including, without limitation, any dispute regarding its arbitrability, validity or termination, or the performance or breach thereof, shall be exclusively and finally settled by arbitration in the manner as provided in Section 7.5(a) of the Separation Agreement (whether or not such Separation Agreement is then in effect), it being the understanding of the Parties that the provisions of such Section 7.5(a) shall be deemed to be incorporated herein by this reference.

9. Miscellaneous.

(a) Effectiveness. This Agreement shall be effective from and after the Distribution Date and any liabilities hereunder shall survive until 60 days following the expiration of any applicable statute of limitations.

(b) Entire Agreement. Except as otherwise provided herein, this Agreement contains the entire agreement among the Parties hereto with respect to the subject matter hereof. This Agreement terminates and supersedes any and all other sharing or allocation agreements with respect to Taxes in effect at the time of the Spin-off between the Pre-Spin-off Group and the Controlled Members.

(c) Performance. Distributing and Controlled will cause to be performed and hereby guarantee the complete and prompt performance of all actions, agreements and obligations set forth herein to be performed by the members of their respective Member Groups, as constituted following the Distribution Date.

(d) Severability. In case any one or more of the provisions contained in this Agreement should be invalid, illegal or unenforceable, the enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby. It is hereby stipulated and declared to be the intention of the Parties that they would have executed the remaining terms, provisions, covenants and restrictions hereof without including any of such which may hereafter be declared invalid, void or unenforceable. In the event that any such term, provision, covenant or restriction is hereafter held to be invalid, void or unenforceable, the Parties hereto agree to use their best efforts to find and employ an alternate means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction.

(e) Waiver. Neither the failure nor any delay on the part of any Party hereto to exercise any right under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right preclude any other or further exercise of the same or any other right, nor shall any waiver of any right with respect to any occurrence be construed as a waiver of such right with respect to any other occurrence.

(f) Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Illinois without regard to the conflict of law principles thereof.

(g) Notices. All notices, requests, claims, demands and other communications required or permitted to be given hereunder will be in writing and will be delivered by hand or telecopied, e-mailed or sent, postage prepaid, by registered, certified or express mail or reputable overnight courier service and will be deemed given when so delivered by hand or telecopied, when e-mail confirmation is received if delivered by e-mail, or three Business Days after being so mailed (one Business Day in the case of express mail or overnight courier service). All such notices, requests, claims, demands and other communications will be addressed as set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

If to Wilbert:

Wilbert, Inc.
2913 Gardner Road
Broadview, IL 60155

Attention: Greg M. Botner
Telecopy: (708) 865-1646
E-mail: gbotner@wilbertinc.com

If to Funeral Services:

Wilbert Funeral Services, Inc.
2913 Gardner Road
Broadview, IL 60155

Attention: W. Anthony Colson
Telecopy: (708) 865-1646
E-mail: tcolson@wilbertonline.com

(h) Modification or Amendment. This Agreement may be amended at any time by written agreement executed and delivered by duly authorized officers of Distributing and Controlled.

(i) Successors and Assigns. A Party's rights and obligations under this Agreement may not be assigned, except by operation of law, without the prior written consent of the other Party. All of the provisions of this Agreement shall be binding upon and inure to the benefit of the Party and their respective successors and permitted assigns, and shall survive any acquisition, disposition or other corporate restructuring or transaction involving any Party.

(j) No Third-Party Beneficiaries. This Agreement is solely for the benefit of the Parties to this Agreement and their respective Subsidiaries, if any, and should not be deemed to confer upon other Persons any remedy, claim, liability, reimbursement, claim of action or other right in excess of those existing without this Agreement.

(k) Counterparts, Headings. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all of such counterparts shall together constitute one and the same instrument. The section numbers and captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(l) Predecessors and Successors. To the extent necessary to give effect to the purposes of this Agreement, any reference to any corporation, Affiliated Group or member of an Affiliated Group shall also include any predecessors or successors thereto, by operation of law or otherwise.

(m) Further Assurances. Subject to the provisions hereof, the Parties hereto shall make, execute, acknowledge and deliver such other instruments and documents, and take all such other actions, as may be reasonably required in order to effectuate the purposes of this Agreement and to consummate the transactions contemplated hereby. Subject to the provisions hereof, each Party shall, in connection with entering into this Agreement, performing its obligations hereunder and taking any and all actions relating hereto, comply with all applicable laws, regulations, orders and decrees, obtain all required consents and approvals and make all required filings with any governmental agency, other regulatory or administrative agency, commission or similar authority and promptly provide the other Party with all such information as it may reasonably request in order to be able to comply with the provisions of this sentence.

(n) Setoff. All payments to be made by any Party under this Agreement shall be made without setoff, counterclaim or withholding, all of which are expressly waived.

(o) Costs and Expenses. Unless otherwise specifically provided herein or in the Transition Services Agreement, each Party agrees to pay its own costs and expenses resulting from the fulfillment of its respective obligations hereunder.

(p) Rules of Construction. Any ambiguities shall be resolved without regard to which Party drafted the Agreement.

Signature page follows.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed on their respective behalf by their respective duly authorized officers, as of the day and year above written.

WILBERT, INC.

By: ______________________
Name: Greg M. Botner
Title: President

WILBERT FUNERAL SERVICES, INC.

By: ______________________
Name: W. Anthony Colson
Title: President

Exhibit 6.2

TRANSITION SERVICES AGREEMENT

BETWEEN

WILBERT, INC.

AND

WILBERT FUNERAL SERVICES, INC.

NGEDOCS: 020644.0013:1581624.5

TRANSITION SERVICES AGREEMENT

THIS TRANSITION SERVICES AGREEMENT (this "Agreement"), dated as of December 17, 2008, between Wilbert, Inc., an Illinois corporation ("Wilbert"), and Wilbert Funeral Services, Inc., an Illinois corporation ("Funeral Services"; Wilbert and Funeral Services each being referenced herein individually as a "Party" and collectively as the "Parties").

ARTICLE 1

DEFINITIONS

For the purpose of this Agreement, the following capitalized terms shall have the following meanings:

1.1 **Category of Service.** "Category of Service" shall mean each category of the Services consisting of Human Resources Support, Finance Support, Treasury Support and IT Support.

1.2 **Expiration Date.** "Expiration Date" shall have the meaning set forth in Section 2.1.

1.3 **Entity.** "Entity" shall mean any corporation, association, partnership (general or limited), joint venture, trust, estate, limited liability company, or other legal entity or organization.

1.4 **Force Majeure.** "Force Majeure" shall have the meaning set forth in Article 10.

1.5 **Impracticable.** "Impracticable" (and words of similar import) shall have the meaning set forth in Section 2.3.

1.6 **Person.** "Person" means any individual or Entity.

1.7 **Rate.** "Rate" means the rate per annum equal to the prime rate as reported in the "Money Rates" column of the *Wall Street Journal*, as the same changes from time to time, plus four percent (4%).

1.8 **Separation Agreement.** "Separation Agreement" shall mean that certain Separation Agreement, dated as of the date hereof, between the Parties.

1.9 **Services.** "Services" shall mean the services described on Schedule A, attached hereto and by this reference made a part hereof.

1.10 **Subsidiary.** "Subsidiary" of either Party means a corporation or other Entity, whether incorporated or unincorporated, of which securities or interests having by the terms thereof ordinary voting power to elect at least a majority of the board of directors or others performing similar functions with respect to such corporation or other Entity are directly or indirectly owned or controlled by such Party or by any one or more of its Subsidiaries, or by such Party and one or more of its Subsidiaries. For purposes of this Agreement, Funeral Services shall not be deemed to be a Subsidiary of Wilbert.

1.11 Time of Distribution. "Time of Distribution" shall have the meaning set forth in the Separation Agreement.

1.12 Transaction Agreements. "Transaction Agreements" shall have the meaning set forth in the Separation Agreement.

ARTICLE 2

SERVICES

2.1 Provision of Services. Except as otherwise provided herein (including the early termination provisions contained in Section 5.1), Wilbert shall provide or cause to be provided to Funeral Services or its Subsidiaries, as applicable, the Services from the Time of Distribution through the first anniversary of the date thereof (the "Expiration Date"); provided, however, that the Expiration Date with respect to one or more of the Categories of Services shall be extended to the eighteen month anniversary of the date hereof if (a) Funeral Services is not in default hereunder on such first anniversary and (b) Funeral Services gives Wilbert a written notice of extension at least sixty (60) days prior to such first anniversary, which notice shall specify the Categories of Services as to which the Expiration Date is being extended.

2.2 Service Parameters. Wilbert shall not be required to provide or cause to be provided any Service for a purpose other than for the conduct of the businesses of Funeral Services and its Subsidiaries substantially in the manner in which such businesses were conducted prior to the Separation Date. Funeral Services shall not, and shall not permit any of its Subsidiaries to, sell, transfer, assign or otherwise use the Services provided hereunder, in whole or in part, for the benefit of any other Person or entity.

2.3 Impracticability. Wilbert shall not be required to provide or cause to be provided any Service to the extent the performance of such Service, in the reasonable judgment of Wilbert, becomes "Impracticable" as a result of a cause or causes outside the reasonable control of Wilbert or to the extent the performance of such Services would violate any applicable laws, rules or regulations.

2.4 Services Performed by Others. At its option, Wilbert may cause any Service it is required to provide hereunder to be provided by a Subsidiary of Wilbert or by any other Person that is providing, or may from time to time provide, the same or similar Service to Wilbert or any of its Subsidiaries.

2.5 Additional Resources. In providing the Services, neither Wilbert nor any of its Subsidiaries shall be obligated to: (i) hire any additional employees; (ii) maintain the employment of any specific employee; (iii) purchase, lease or license any additional equipment or materials; or (iv) pay any costs related to the transfer of any data to Funeral Services or any alternate supplier of Services.

2.6 Service Representative. The Parties shall each appoint a representative with respect to each Service (each a "Service Representative"). The Service Representatives with respect to each Service shall coordinate the requesting, scheduling and delivery of such Service. Either Party may nominate a substitute Service Representative for itself with respect to a Service at any time upon reasonable notice to the other Party.

2.7 No Right to Marks, Etc. This Agreement does not confer upon either Party the right to use any trademark, service mark, trade name, assumed name or other trade right of the other Party.

ARTICLE 3

COMPENSATION

3.1 Charges for Services.

(a) During the period from the Time of Distribution through the first anniversary of the date thereof, Funeral Services shall pay Wilbert the sum of $40,000 per month.

(b) During the period of extension of the Expiration Date, Funeral Services shall pay Wilbert the amount per month equal to the sum of the amounts set forth on Schedule A for the Categories of Service as to which the Expiration Date has been extended.

(c) The charge for each month shall be paid on the last day of such month.

3.2 Late Payments. Late payments shall bear interest at the per annum rate equal to the Rate (as the same changes from time to time), which interest shall be due and payable upon demand.

ARTICLE 4

GENERAL OBLIGATIONS; STANDARD OF CARE

4.1 Performance Parameters: Wilbert. Subject to Sections 2.2, 2.3, 2.4 and 2.5 and Article 10 and the other terms and conditions of this Agreement, (a) Wilbert shall perform its obligations hereunder in accordance with the Wilbert performance parameters for each Service set forth on Schedule A and (b) where no Wilbert performance parameters are set forth, Wilbert shall use reasonable efforts to provide Services in accordance with its policies, procedures and practices in effect with respect thereto and shall exercise the same care and skill as it exercises in performing similar services for itself.

4.2 Performance Parameters: Funeral Services. Funeral Services shall comply with the Funeral Services performance parameters for each Service as set forth on Schedule A. Where no Funeral Services performance parameters are set forth, Funeral Services shall, in connection with receiving Services, follow Wilbert policies, procedures and practices, including providing information and documentation reasonably requested by Wilbert for Wilbert or its designee to perform the Services hereunder and making available, as reasonably requested by Wilbert, sufficient resources and timely decisions, approvals and acceptances so that Wilbert may accomplish its obligations hereunder in a timely manner.

4.3 **Transitional Nature of Services; Changes.** The Parties acknowledge the transitional nature of the Services and agree that Wilbert may make changes from time to time in the manner of performing the Services if Wilbert is making similar changes in performing similar services for itself and its Subsidiaries and if Wilbert furnishes to Funeral Services at least 60 days written notice regarding such changes.

4.4 **Good Faith Cooperation; Consents.** The Parties will use good faith efforts to cooperate with each other in all matters relating to the provision and receipt of Services. Such cooperation shall include exchanging information, and using reasonable efforts to obtain all third party consents, licenses, sublicenses or approvals necessary to permit each Party to perform its obligations hereunder (including by way of example, not by way of limitation, rights to use third party software needed for the performance of Services). The costs of obtaining such third party consents, licenses, sublicenses or approvals shall be borne solely by Funeral Services. Each Party will maintain, in accordance with its standard document retention procedures, documentation supporting the information relevant to cost calculations and cooperate with each other in making such information available as needed in the event of a tax or regulatory audit, whether in the United States or any other country.

ARTICLE 5
EARLY TERMINATION

5.1 **Early Termination.** Wilbert may terminate its obligation to provide the Services if (a) Funeral Services fails to pay any amount which is due and payable hereunder or (b) Funeral Services materially breaches any other provision hereunder and does not cure such breach hereunder within ten (10) days after being notified of such breach.

5.2 **Survival.** Those Sections of this Agreement that, by their nature, are intended to survive termination will survive in accordance with their terms.

ARTICLE 6
CONFIDENTIALITY

The terms of the Confidentiality provisions at Section 6.5 of the Separation Agreement shall apply to any Confidential Information (as defined therein) of either Party provided to the other in connection with this Agreement.

ARTICLE 7
RELATIONSHIP BETWEEN THE PARTIES

The relationship between the Parties established under this Agreement is that of independent contractors and neither Party is an employee, agent, partner, or joint venturer of or with the other. Funeral Services agrees to grant Wilbert personnel access to sites, systems and information (subject to the provisions of confidentiality in Article 6) as is necessary for Wilbert to perform its obligations hereunder.

ARTICLE 8
LIMITATIONS; INDEMNIFICATION

8.1 LIMITATIONS. Notwithstanding anything to the contrary contained herein:

(a) IN NO EVENT SHALL WILBERT OR ANY OF ITS SUBSIDIARIES, AFFILIATES OR ITS OR THEIR DIRECTORS, OFFICERS OR EMPLOYEES BE LIABLE TO FUNERAL SERVICES OR ITS SUBSIDIARIES OR AFFILIATES FOR ANY LOST PROFITS, LOSS OF DATA, LOSS OF USE, COST OF COVER, BUSINESS INTERRUPTION OR OTHER SPECIAL, INCIDENTAL, INDIRECT, PUNITIVE OR CONSEQUENTIAL DAMAGES, HOWEVER CAUSED, UNDER ANY THEORY OF LIABILITY (INCLUDING NEGLIGENCE), ARISING FROM THE PERFORMANCE OF, OR RELATING TO, THIS AGREEMENT, WHETHER OR NOT ANY OF WILBERT OR ITS SUBSIDIARIES, AFFILIATES OR ITS OR THEIR DIRECTORS, OFFICERS OR EMPLOYEES HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

(b) SUBJECT TO THE OTHER LIMITATIONS CONTAINED IN THIS SECTION 8.1, IN NO EVENT SHALL WILBERT OR ANY OF ITS SUBSIDIARIES, AFFILIATES OR ITS OR THEIR DIRECTORS, OFFICERS OR EMPLOYEES BE LIABLE TO FUNERAL SERVICES OR ITS SUBSIDIARIES OR AFFILIATES HEREUNDER FOR ANY ACT OR OMISSION UNLESS SUCH ACT OR OMISSION CONSTITUTES GROSS NEGLIGENCE OR WILLFUL MISCONDUCT.

(c) EXCEPT AS OTHERWISE EXPRESSLY SET FORTH HEREIN, WILBERT MAKES NO WARRANTIES, EXPRESS, IMPLIED OR STATUTORY, INCLUDING, BUT NOT LIMITED TO, THE IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO THE SERVICES OR OTHER DELIVERABLES PROVIDED BY IT HEREUNDER.

8.2 Indemnification. Funeral Services shall indemnify and hold harmless the Wilbert Indemnitees (as defined in the Separation Agreement) in respect of all Liabilities (as defined in the Separation Agreement) related to, arising from, asserted against or associated with Wilbert's providing Services hereunder. Such indemnification obligation shall be a Funeral Services Liability for purposes of the indemnification provisions of Section 4.1 of the Separation Agreement, and the provisions of Section 4.4 thereof with respect to indemnification shall govern with respect thereto.

ARTICLE 9
FORCE MAJEURE

Wilbert will be excused for any failure or delay in performing any of its obligations under this Agreement to the extent such failure or delay is caused by Force Majeure. "Force Majeure" means any act of God; any accident, explosion, fire, ice, earthquake, lightning, tornado, hurricane, or other severe weather condition or calamity; any civil disturbance, labor dispute, or material labor shortage; any sabotage or acts of terrorism; any acts of a public enemy, uprising, insurrection, civil unrest, war or rebellion; any action or restraint by court order or public or governmental authority or lawfully established civilian authorities; or any other circumstance or event beyond Wilbert's reasonable control.

ARTICLE 10
DISPUTE RESOLUTION

ANY DISPUTE, CONTROVERSY OR CLAIM BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, DISPUTES CONCERNING THE VALIDITY, INTERPRETATION OR PERFORMANCE OF OR UNDER THIS AGREEMENT OR ANY TERM OR PROVISION HEREOF, SHALL BE EXCLUSIVELY GOVERNED BY AND SETTLED IN ACCORDANCE WITH THE PROVISIONS OF SECTION 7.5 OF THE SEPARATION AGREEMENT.

ARTICLE 11
MISCELLANEOUS

11.1 Entire Agreement. This Agreement, the Separation Agreement, the other Transaction Agreements and any Annexes, Exhibits and Schedules attached hereto and thereto, constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and shall supersede all prior written and oral and all contemporaneous oral agreements and understandings with respect to the subject matter hereof and thereof.

11.2 Notices. All notices and other communications required or permitted to be given by any Party pursuant to the terms of this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person, by express or overnight mail delivery by a nationally recognized courier (delivery charges prepaid), or by registered or certified mail (postage prepaid, return receipt requested), as follows:

if to Wilbert:

Wilbert Inc.
2913 Gardner Road
Broadview, IL 60155
Attn: Greg M. Botner

if to Funeral Services:

Wilbert Funeral Services , Inc.
2913 Gardner Road
Broadview, IL 60155
Attn: A. Anthony Colson

Either Party may change its address for purposes hereof by sending written notice thereof to the other Party in accordance with this Section. All notices and other communication shall be deemed to have been given and received on the date of actual delivery.

11.3 Binding Effect; Assignment; Third-Party Beneficiaries. Funeral Services may not, directly or indirectly, in whole or in part, whether by operation of law or otherwise, assign or transfer this Agreement or its rights or obligations hereunder, without Wilbert's prior written consent and any attempted assignment, transfer or delegation without such prior written consent shall be voidable at the sole option of Wilbert. Nothing in this Agreement shall restrict any transfer of this Agreement by Wilbert, whether by operation of law or otherwise. Without limiting the foregoing, this Agreement shall be binding upon Wilbert and the other members of the Wilbert Group and Funeral Services and the other members of the Funeral Services Group and, subject to first sentence of this Section 11.3, their respective legal representatives, successors and assigns, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

11.4 Offset. In addition to, and not in limitation of, any other remedies any member of the Wilbert Group or any Wilbert Indemnitee (as defined in Section 1.1 of the Separation Agreement) may be entitled to under the Separation Agreement or any Transaction Agreement (including this Agreement), any member of the Wilbert Group or any Wilbert Indemnitee may satisfy any amounts owed to such member of the Wilbert Group or Wilbert Indemnitee by any member of the Funeral Services Group by means of an offset against any amounts any member of the Wilbert Group may from time to time owe to any member of the Funeral Services Group or any Funeral Services Indemnitee, whether under the Separation Agreement, any Transaction Agreement (including this Agreement) or any other agreement or arrangement existing between any member of the Wilbert Group and any member of the Funeral Services Group, or otherwise.

11.5 Counterparts. This Agreement, including any Annexes, Schedules and Exhibits hereto, and the other documents referred to herein, may be executed in counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

11.6 Severability. If any term or other provision of this Agreement or any Annexes, Schedules or Exhibits attached hereto is determined by a court, administrative agency or arbitrator to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the fullest extent possible.

11.7 Failure or Indulgence Not Waiver. No failure or delay on the part of any Party in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right.

11.8 Amendment. No change or amendment will be made to this Agreement except by an instrument in writing signed on behalf of each of the Parties.

11.9 Interpretation. The headings contained in this Agreement, in any Annex, Exhibit or Schedule hereto for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used in any Annex, Schedule or Exhibit but not otherwise defined therein, shall have the meaning assigned to such term in this Agreement. When a reference is made in this Agreement to an Article or Section, or an Annex, Exhibit or Schedule, such reference shall be to an Article or Section of, or an Annex, Exhibit or Schedule to, this Agreement unless otherwise indicated. As used herein, the word "including" and words of similar import when used in this Agreement shall mean "including, without limitation".

[Signature Page Follows.]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed in duplicate originals by its duly authorized representatives as of the date written above.

WILBERT, INC.	WILBERT FUNERAL SERVICES, INC.
By: ______________________	By: ______________________
Name: Greg M. Botner	Name: W. Anthony Colson
Title: President	Title: President

SCHEDULE A
SERVICES

Human Resources Support (Monthly Cost-$4,000)

- Draft company policies and personnel manual
- Network with various benefit providers
- Source additional health care providers to furnish quotes on benefit plans
- Annual review of employee benefit plans
- Communicate benefit changes to employees
- Answer employee questions on benefit plans and disputed claims
- Assist in writing job descriptions and placement of ads
- Provide advice in personnel matters
- Draft termination letters and severance agreements
- Provide explanation of benefits during dismissal meeting

Treasury Support (Monthly Cost-$10,000)

- Negotiate banking fees and lines of credit
- Convey our financial results to the bank (as needed)
- Maintain banking relationships
- Monitor debt schedules
- Review bank covenants and communicate with finance if we are in jeopardy of not meeting the ratios.
- Prepare Covenant Compliance Certificates for signature and submission on a quarterly basis.
- Perform daily banking transactions – borrowing, debt repayment, investing excess cash.
- Perform interest accrual calculation
- Audit monthly interest invoices
- Participate in quarterly business review meetings with Bank of America

Finance Support (Monthly Cost-$6,000)

- Federal tax return preparation
- State tax return preparation
- Secure property & casualty insurance, Directors & Officers liability, auto, business interruption, general liability, etc.
- Maintain relationship with insurance broker

IT Support (Monthly Cost-$20,000)

- Provide network support
- Provide Syteline functionality support
- Maintain relationships with industry peers and consultants
- Resource for new report generation in Crystal reports

- Assist Funeral Services in transitioning from wilbertinc.com email domain name
- Provide email access to emails received through wilbertinc.com email domain name and through new email domain name
- Provide blackberry access and support
- Provide new data mart applications
- Resource for exploring alternative applications

Exhibit 6.3

MANUFACTURING AND SUPPLY AGREEMENT

BETWEEN
WILBERT, INC. D/B/A WILBERT PLASTIC SERVICES
AND
WILBERT FUNERAL SERVICES, INC.

TABLE OF CONTENTS

Page

TABLE OF CONTENTS
(continued)

MANUFACTURING AND SUPPLY AGREEMENT

THIS MANUFACTURING AND SUPPLY AGREEMENT (this "**Agreement**") is made and entered into as of this 27 day of December, 2008, by and between WILBERT, INC., an Illinois corporation d/b/a WILBERT PLASTIC SERVICES with its principal place of business at 2913 Gardner Road, Broadview, Illinois 60155 ("**Plastics**"), and WILBERT FUNERAL SERVICES, INC., an Illinois corporation with its principal place of business at 2913 Gardner Road, Broadview, Illinois 60155 ("**Funeral Services**") (each individually a "**Party**" and, collectively, the "**Parties**").

RECITALS

A. Plastics is a division of Wilbert, Inc. ("**Wilbert**") that designs, manufactures, distributes and sells thermoformed and injection molded custom plastic products and other component parts.

B. Funeral Services is a wholly owned subsidiary of Wilbert that supplies a nationwide network of licensees with most of the components required for burial vault manufacturing, including molds, adhesives, and vault liners.

C. Funeral Services purchases thermoformed plastic death care products from Plastics.

D. Wilbert intends to spin off Funeral Services to the Wilbert shareholders on or about December 31, 2008 (the "**Spin-Off**").

E. The Parties desire to enter into this Agreement to set forth the terms and conditions of the purchase by Funeral Services of products from Plastics after the Spin-Off is effected.

AGREEMENT

In consideration of the foregoing recitals which are incorporated herein, the mutual agreements, promises and undertakings hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Section 1

DEFINITIONS

1.1 **Defined Terms.** In addition to the terms defined elsewhere parenthetically in this Agreement, the following words and expressions shall have the meanings set forth below:

(a) "**Benchmark Price**" means the purchase price with respect to each applicable Product as set forth on Exhibit A and as adjusted in accordance with the terms and conditions of this Agreement.

(b) "**Confidential Information**" means any and all business or technical information, in any form or medium, relating to the disclosing Party's business, including data, designs, concepts, ideas, processes, methods, techniques, specifications, formulas, compositions, know-how, pricing, financial information, information relating to contracts, trade secrets, and other information that a reasonable person would consider, from the nature of such business or technical information and circumstances of its disclosure, confidential to the disclosing Party; provided, however, that information disclosed by the disclosing Party shall not be considered Confidential Information to the extent that: (a) such information is required by law to be disclosed by such Party, provided that the Party receiving such information shall (i) provide the disclosing Party with prompt notice of such demand (and in any event prior to disclosure), (ii) cooperate with the disclosing Party in resisting such disclosure or seeking suitable protection prior to such disclosure, and (iii) disclose only such Confidential Information as the receiving Party is compelled by law to disclose; (b) the receiving Party is able to show that such information was known to the receiving Party prior to such disclosure; (c) the receiving Party is able to show that such information was independently developed by the receiving Party without use of any confidential information of the other Party; (d) the receiving Party is able to show such information was acquired by the receiving Party from a third party without a continuing restriction on use; or (e) such information was, or becomes, publicly available other than by means constituting a breach of this Agreement by the receiving Party or its representatives.

(c) **"Consumer Price Index"** means the Consumer Price Index for Urban Wage Earners and Clerical Workers, U.S. City Average, All Items (1982-1984=100), published by the Bureau of Labor Statistics of the United States Department of Labor. If a substantial revision is made to the manner in which such Consumer Price Index is determined by the Bureau of Labor Statistics, then an adjustment shall be made in such revised index which produces results equivalent, as nearly as possible, to those which would have been produced if the Consumer Price Index had not been so revised. If the 1982-1984 average shall no longer be used as an index of 100, then such change shall constitute a substantial revision. If the Consumer Price Index shall become unavailable to the public, then the Parties shall substitute therefor a comparable index based upon changes in the cost of living or purchasing power of the consumer dollar published by any other governmental agency.

(d) **"Direct Competitors"** means Funeral Services' direct competitors, as set forth in Exhibit B attached hereto, as such Exhibit may be updated by Funeral Services from time to time by delivery of written notice to Plastics pursuant to the terms of this Agreement.

(e) **"Direct Labor Costs"** means the aggregate labor cost of producing the Products, calculated by multiplying the wages of the Plastics employees producing the Products by the quantity of labor hours expended to produce the Products.

(f) **"Effective Date"** means the date this Agreement goes into full force and effect which shall be the date the Spin-Off is effected.

(g) **"FS Intellectual Property"** means all Intellectual Property Rights relating to the Products and Tooling, including the Quality Standards and Specifications, and know-how related to the manufacture of plastic burial and urn vault liners.

(h) **"Intellectual Property Rights"** means any and all rights, title and interest in and to any and all ideas, discoveries, inventions, products, formulations, designs, packaging, logos, documentation, specifications, blueprints and know-how, including, without limitation, patents, trademarks, service marks, copyrights (and applications for registration of any of the foregoing), as well as all design rights, confidential information, trade secrets and any other similar intellectual property rights protected in the United States and in any other country in which Funeral Services does business.

(i) **"Quality Standards and Specifications"** means the manufacturing specifications and guidelines regarding the manufacture of the Products provided to Plastics from time to time by Funeral Services, which shall be consistent with normal industry quality standards.

(j) **"Raw Materials"** means resin, resin plastic sheet made from resin, and other raw materials which are used to manufacture the Products, as well as packaging and shipping components, which are used to package and ship the Products.

(k) "**Raw Materials Costs**" means an aggregate of the prices paid by Plastics for the Raw Materials to produce, package and ship the Products.

(l) "**Related Companies**" means any corporation or other legal entity which as of the date hereof or Effective Date, (i) owns a majority interest in or controls any Party; (ii) is controlled by, or the majority interest of which is owned by, any Party; or (iii) owns a majority interest in, controls, is controlled by, or the majority interest of which is owned by, any corporation or other legal entity described in clause (i) or (ii) of this sentence.

1.2 **Terms Generally.** The definitions in Section 1.1 shall apply equally to both the singular and plural forms of the terms defined. The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation." All references in this Agreement to Sections and Exhibits shall be deemed references to Sections of this Agreement and Exhibits to this Agreement unless the context shall otherwise require.

Section 2

PURCHASE AND SUPPLY

2.1 **Agreement to Purchase and Agreement to Supply.**

(a) Subject to and upon the terms and conditions contained in this Agreement, Funeral Services shall exclusively purchase from Plastics, and Plastics shall manufacture and supply, all of Funeral Services' requirements for thermoformed burial and urn vault plastic liners and such other thermoformed plastic death care products as the Parties may agree (collectively, the "**Products**" and each individually, a "**Product**"). The Products agreed to as of the date hereof are set forth in Exhibit A attached hereto, which may be amended from time to time pursuant to the terms of this Agreement and otherwise upon the Parties' written agreement.

(b) Funeral Services may at any time, on no less than one hundred twenty (120) days' advance written notice to Plastics, delete any Product from Exhibit A if it discontinues or ceases supplying such Product to its licensees. In the event Plastics needs to purchase Raw Materials for the manufacture of any deleted Product during such 120-day period and Plastics anticipates that there will be leftover Raw Materials at the end of such 120-day period that are not able to be used for the manufacture of other Products, Plastics shall notify Funeral Services to that effect prior to purchasing the Raw Materials. Funeral Services shall either purchase from Plastics, or reimburse Plastics for, the leftover and unusable Raw Materials. Funeral Services shall bear the expense of transporting from Plastics any Raw Materials purchased from Plastics hereunder.

(c) The quantity of each type of Product under each order shall be no less than the respective minimum order quantity set forth with respect to such Product on Exhibit A. In the event Funeral Services requests to place an order for any Product in a quantity less than such minimum quantity, Funeral Services and Plastics shall use commercially reasonable efforts to agree on the appropriate price for such Product, provided, however, that in the event Funeral Services and Plastics are unable to agree on the price for such Product within 10 days after discussions are initiated, Funeral Services shall either (i) order the quantity of such Product that is no less than the minimum order quantity set forth with respect to such Product on Exhibit A, or (ii) place the order for less than the minimum order quantity but purchase from Plastics, or reimburse Plastics for the cost of, any Raw Materials purchased with respect to such order that are leftover after such order is fulfilled. Funeral Services shall bear the expense of transporting from Plastics any Raw Materials purchased from Plastics hereunder.

2.2 **Purchase Price.**

(a) Funeral Services agrees to pay Plastics, and Plastics agrees to accept, as full payment for each unit of Product sold and delivered to Funeral Services pursuant to this Agreement (excluding taxes and similar surcharges), the Benchmark Price as adjusted from time to time as provided in this Section 2.2 and as set forth in Exhibit A. The Benchmark Prices include all costs associated with the manufacturing, packaging and shipping of the Products, including Raw Materials Costs and Direct Labor Costs. Changes in Raw Materials Costs and Direct Labor Costs may be passed through to Funeral Services, resulting in increases or decreases in the Benchmark Prices, subject to the limitations set forth in this Section 2.2. In the event Exhibit A is amended by the Parties in connection with the addition or deletion of Products pursuant to Section 2.1, the Parties shall update the Benchmark Prices of the Products to reflect the then-current prices.

(b) Upon no less than sixty (60) calendar days' prior written notice to Funeral Services, Plastics may pass through actual increases in Raw Materials Costs. Included in such notice, Plastics shall provide copies of vendor invoices evidencing changes in the Raw Material Costs and, if applicable, the monthly resin price index published by Chemical Data, L.P. of Houston, Texas. Raw Materials Costs are limited to the direct costs of Raw Materials purchased in the ordinary course of business using the first in, first out (FIFO) method of inventory valuation. Purchases in the ordinary course of business shall mean that Plastics shall use its best efforts in securing necessary Raw Materials pricing on not less than a sixty (60) calendar day basis. Changes to the Benchmark Prices due to changes in Raw Materials Costs under this Section 2.2(b) shall not be applied retroactively but shall impact the Benchmark Prices for only those Products ordered after the revised Benchmark Prices take effect.

(c) On an annual basis, commencing January 1, 2010, Plastics may increase the Benchmark Price of a Product if Direct Labor Costs of the Product increase. Plastics shall provide Funeral Services at least sixty (60) calendar days' written notice and such annual increases shall go into effect with respect to all Products invoiced after January 1st of the calendar year immediately following the date of such notice (other than 2009, in which there shall be no such price increase). Any adjustment in the Benchmark Prices due to Direct Labor Costs shall be documented by actual payroll data evidencing a change in the cost to Plastics and shall relate specifically to the production of those Products actually produced during the contract period and not to future labor costs to Plastics. The annual percentage increase in the Benchmark Price due to any increase in Direct Labor Costs shall be no more than the percentage increase in the Consumer Price Index for the one-year period ending on the most recent applicable date for which the Consumer Price Index is available.

(d) Funeral Services shall have the right to request a decrease in the Benchmark Price of a Product due to a decrease in Raw Materials Costs and Direct Labor Costs. In such event, Funeral Services shall send written notice to Plastics and, upon request, shall furnish evidence reasonably satisfactory that the applicable cost decrease has occurred and, if there has been such a decrease in the Raw Materials Costs and Director Labor Costs, Plastics shall decrease the Benchmark Price of a Product, no later than 60 days after receiving Funeral Services' request. Funeral Services shall have the right, upon reasonable notice during normal business hours, to review Plastics' books and records relating to the Products (a "**Cost Review**"), in order to verify Raw Material and Direct Labor cost increases used to justify increases in Benchmark Prices or to discover whether there are Raw Material and Direct Labor Cost decreases to justify a request by Funeral Services for a decrease in Benchmark Prices. Plastics hereby agrees to cooperate in any such Cost Review and provide Funeral Services with all necessary information to perform such review.

(e) In the event either Party reasonably believes that a modification in Benchmark Prices by the other Party is not warranted pursuant to the terms of this Section 2.2, it shall so notify the other Party within thirty (30) days of the completion of any Cost Review or receipt of documentation of cost changes if no Cost Review is to be performed. If Funeral Services disputes an increase in a Benchmark Price proposed by Plastics and the Parties cannot resolve such dispute within thirty (30) days of Plastics' receipt of Funeral Services' Cost Review, then (i) Plastics shall be entitled to implement a cost increase, subject to the limitations of this Section 2.2, on a going-forward basis notwithstanding Funeral Services' dispute thereof and (ii) such dispute shall be submitted for resolution by an arbitrator in accordance with the procedure set forth in Exhibit C.

2.3 **Product Forecasts.** To assist Plastics in planning and procurement, Funeral Services shall provide Plastics with Funeral Services' non-binding annual forecast of estimated requirements for Products in writing at least ninety (90) days prior to the end of each calendar year, and shall update such estimate at the end of each quarter on a rolling (calendar) quarterly basis. Plastics shall have no obligation to supply Products in any given quarter in excess of one hundred ten percent (110%) of the requirements for such quarter in the most recent previous forecast provided by Funeral Services, although Plastics shall use commercially reasonable efforts to meet Funeral Services' unexpected increased needs beyond such amount.

2.4 **Changes to Quality Standards and Specifications.** Plastics may not modify the Quality Standards and Specifications except with the prior written consent of Funeral Services. Funeral Services may from time to time direct that modifications be made to the Quality Standards and Specifications. Such modifications may originate with Funeral Services or may be recommended by Plastics. Within thirty (30) days following Plastics' receipt of a requested modification from Funeral Services, Plastics shall provide Funeral Services with a binding estimate of the effect of such modification on the Benchmark Price for such Product. If Funeral Services approves the estimate in writing, Plastics shall make such modifications as soon as practicable upon receipt of such notice from Funeral Services (or at such time as otherwise directed by Funeral Services), and the Parties shall revise Exhibit A to reflect either a new Benchmark Price for an existing Product or, if applicable due to the nature of the modifications, the addition of a new Product.

2.5 **Exclusivity.**

(a) During the term of this Agreement, Plastics shall supply the Products, including burial vault plastic liners, urn vault plastic liners, and any other products the Parties agree to add to Exhibit A, exclusively to Funeral Services. During the term of this Agreement including any extensions thereof (the **"Exclusivity Period"**), Seller shall not, directly or indirectly, without the prior written consent of Funeral Services (which consent shall not be unreasonably withheld): (i) design, manufacture, sell or distribute plastic liners for burial vaults or urn vaults, or any other products the Parties agree to add to Exhibit A to any person other than Funeral Services in the U.S., Canada or any other location where Funeral Services or its licensees sell burial vaults or urn vaults during the term of this Agreement; (ii) solicit any of Funeral Services' licensees or any of the Direct Competitors for the purchase of plastic liners for burial vaults or urn vaults including the Products or any other products in competition with the Products; or (iii) provide consulting or similar services to any person other than Funeral Services relating to the manufacture, sale or distribution of the Products; provided, that Plastics may engage in the activities set forth in clauses (i), (ii) or (iii) with respect to any Product that Funeral Services has discontinued and deleted from Exhibit A during the term of this Agreement at any time from and after the date of such discontinuation. In the event that Funeral Services terminates this Agreement pursuant to Section 8.2(a), the Exclusivity Period shall not expire until the one year anniversary of the effective date of such termination.

(b) In connection with its performance under this Agreement, Plastics shall be privy to trade secrets and other confidential and valuable information belonging to Funeral Services, the use of which in competition with Funeral Services will result in harm to Funeral Services. Therefore, as consideration for Funeral Services' undertakings under this Agreement, Plastics has agreed to refrain from competing with Funerals Services as provided in Sections 2.5 (a). Plastics expressly agrees that the subject matter and the temporal and geographic scope of the exclusivity provisions of Section 2.5(a) are fair and reasonable under the circumstances, and that Funeral Services' performance under the Agreement sufficiently compensates Plastics for its non-competition and non-solicitation obligations. The Parties agree that in the event Plastics breaches any or all of the provisions of this Section 2.4, it will be impossible or extremely difficult to fix actual damages resulting therefrom. Therefore, in addition to other remedies that may be provided for by law, Funeral Services shall be entitled to enforce the agreements contained in this Section 2.5 by an injunction without the necessity of a bond. Should any court of competent jurisdiction determine that any portion of these exclusivity provisions are not enforceable as written, the Parties will jointly request that the court modify the provisions to prohibit non-solicitation and non-competition to the greatest extent enforceable under applicable law.

Section 3

TERMS OF SALE

3.1 **In General.** In ordering and delivering the Products, Funeral Services and Plastics may employ their standard forms but nothing in those forms shall be construed to modify, amend or supplement the terms of this Agreement and, in the case of any conflict herewith, the terms of this Agreement shall control.

3.2 **Order Placement Procedure.** Funeral Services shall place orders for Products to be manufactured and supplied under this Agreement by written purchase order delivered by Funeral Services to Plastics. Purchase orders shall identify the Product ordered, specify the quantity of each Product requested, the place of shipment and delivery date, which shall not in any event be less than forty-five (45) days from the date of such purchase order, and such other information as the Parties mutually agree. However, if due to complications and lead time for a particular Product Plastics requires a delivery lead time for manufacture of such Product greater than forty-five (45) from the date of such purchase order, the Parties shall negotiate in good faith a reasonable delivery date for such Product, not to be greater than ninety (90) days from the date of the purchase order. Plastics shall not be obligated to deliver Products ordered prior to forty-five (45) days after the applicable order is placed; however, Plastics agrees that it will use commercially reasonable efforts to meet any earlier delivery date reasonably requested by Funeral Services. Plastics shall immediately notify Funeral Services in writing if Plastics determines that it will not be able to supply a material amount of the most recent orders for any Product. Shipment and delivery of Products ordered hereunder shall be in accordance with Section 3.3. Changes to the quantity, place of shipment or delivery date of any purchase order shall require the prior written consent of Plastics.

3.3 **Delivery and Title; Risk of Loss.**

(a) Plastics shall ship the Products packed and wrapped in compliance with Funeral Services' written instructions.

(b) Time is of the essence in this Agreement with respect to the specified delivery dates. If Plastics is unable to meet the specified delivery dates of a purchase order, Plastics must notify Funeral Services promptly in writing. Funeral Services shall have the right to assess late delivery penalties to Plastics for deliveries that fail to meet the delivery requirements of the purchase order, including, the cost of all additional freight charges incurred to reduce the amount of time the delivery is late, penalties equal to Funeral Services' expedited logistics cost and/or actual late delivery penalties assessed and claimed by Funeral Services' licensees (with supporting evidence), storage and other reasonable costs incurred by Funeral Services as well as other remedies for non-compliance with this Agreement.

(c) Title to and risk of loss of the Products shall pass to Funeral Services only upon receipt of such Products at Funeral Services' dock (or, with respect to any facility shared by Plastics and Funeral Services, delivery into Funeral Services' warehouse space in such facility), and any rightful rejection or return of any Products by Funeral Services shall immediately shift the risk of loss of such Products, wherever located, to Plastics; provided, that Funeral Services must still take reasonably good care of Products that are directly or indirectly under its possession or custody.

3.4 **Return, Repair or Replacement.**

(a) In the event a Product is (i) not in substantial compliance with the Quality Standards and Specifications, (ii) shipped in error or in non-conformance with the applicable purchase order, or (iii) damaged, attributable to Plastics, Funeral Services may, at its option, return for credit, return for refund, or require prompt correction or replacement of, any such defective or nonconforming item or part thereof (each, a "**Defective Product**"). Funeral Services shall notify Plastics of the Defective Product and Funeral Services' desired remedy in writing. Return to Plastics of any Defective Product, and delivery to Funeral Services of any corrected or replaced items, shall be at Plastics' expense.

(b) In the event a Product is not a Defective Product but Funeral Services nonetheless reasonably believes that there is a significant quality control issue with respect to Plastics' manufacture of a Product (e.g., manufacture of the Product consistently at or near the edge of tolerance levels specified in the Quality Standards and Specifications), Funeral Services provide written notice to Plastics setting forth the relevant quality control issue and requesting corrective action be taken by Plastics. As soon as practicable following receipt of such written notice, Plastics shall use commercially reasonable efforts to correct the significant quality control issue to the reasonable satisfaction of Funeral Services.

(c) In addition, Plastics may, in its discretion, accept the return of any unused Products in their original packaging that have been produced in substantial compliance with the Quality Standards and Specifications within thirty (30) days of delivery, subject to a reasonable restocking fee and Plastics' ability to re-work such Products.

3.5 **Payment and Invoicing.** Promptly following Plastics' delivery of each order, Plastics shall send an invoice to Funeral Services for the Products included in such order. Each such invoice shall include any sales or similar taxes from Funeral Services in connection with such order. Payment shall be made by Funeral Services thirty (30) days from the date of invoice (the "**Due Date**"). Funeral Services shall be entitled to take a one percent (1.0%) discount on invoices paid electronically within one business day after the invoice is sent to Funeral Services. If any amounts due under this Agreement have not been received by the Due Date, such overdue amounts shall bear interest from the Due Date at the rate of 1.5% per month (or the highest amount allowed by law, if lower) until received. In the event Funeral Services fails to pay an invoice by the Due Date, Plastics shall have the right to suspend delivery of any Products to Funeral Services until such invoice is fully paid (with interest), except when Funeral Services is contesting in good faith the invoice sent by Plastics. If Funeral Services contests, in good faith, any invoice sent by Plastics, then Funeral Services may withhold the amount represented by the contested portion of such invoice until the dispute is resolved.

3.6 **Manufacture of Products.** As of the date of this Agreement, Plastics produces all components for Funeral Services at the White Bear Lake, Minnesota facility and the Belmont, North Carolina facility, each of which is, or is near, a distribution point for Funeral Services. Funeral Services acknowledges that in order to respond to uncontrollable cost variances or capitalize on operational synergies, capacity rationalization and reallocation of manufacturing by Plastics may be necessary. In the event of a reallocation or rationalization initiative at either the White Bear Lake or Belmont facility that would result in a material increase in the cost or time of deliveries from Funeral Services to its licensees, Funeral Services shall have the right to source Products for its licensees served by the affected facility from an alternative supplier. In the event Funeral Services elects to source such Products from an alternative supplier, then it shall provide written notice to Plastics that contains information regarding the identity and location of the supplier and includes a copy of Funeral Services' agreement with such supplier regarding the Products' prices, delivery terms and other terms and conditions relating to the supplier's manufacture and delivery of the Products. Plastics shall have a right of first refusal, exercisable within 48 hours after receiving Funeral Services' notice, to provide the Products upon the same terms and conditions as the alternative supplier; provided, that the first order placed by Funeral Services for Products produced at such facility shall be discounted by 2%.

3.7 **Insurance.** Plastics shall maintain in full force and effect, and will name Funeral Services as an additional insured on, its general liability insurance policies of not less than one million dollars ($1,000,000) per occurrence, such coverage to be maintained throughout the term of this Agreement if the policy is an occurrence policy, and for an additional one (1) year after termination of this Agreement for any reason if such insurance is a claims-made policy. Plastics will provide to Funeral Services, upon request, a certificate evidencing its insurance and a copy of the declarations pages of all such policies.

Section 4

PERFORMANCE REQUIREMENTS

4.1 **New Product Development.** Plastics agrees and acknowledges that it will collaborate with Funeral Services, to the extent reasonably requested, by providing technical and design assistance with the development of new products to be manufactured by Plastics for Funeral Services.

4.2 **Tooling.** Plastics shall design, manufacture, install and/or make ready for use tools, dies, jigs, patterns, fixtures, stylemasters, molds and/or other like equipment ("**Tooling**") necessary to produce the Products. Plastics shall, upon request and completion of the design, supply construction drawings and specifications for Funeral Services' prior review and comment, and Plastics shall not commence manufacture of the Tooling until receiving Funeral Services' authorization. Plastics shall invoice Funeral Services for the Tooling after Plastics has installed, tested and demonstrated to Funeral Services' satisfaction that the Tooling (1) complies fully with all applicable specifications, and (2) produces goods acceptable to Funeral Services in compliance with the Quality Standards and Specifications for the Products. Funeral Services shall pay such invoice in accordance with Section 3.5 or as otherwise agreed by the Parties. Replacement of Tooling due to fatigue (and not attributable to Plastics' negligence in maintaining such Tooling) shall be at the sole expense of Funeral Services. All Tooling, Tooling replacements, and all unique equipment or material used for or in connection with the Tooling (collectively, "**Equipment**") supplied or paid for by Funeral Services under this Agreement (including tooling paid for by amortizing and including its cost in the price of goods) shall be Funeral Services' property and Plastics shall properly comply with all reasonable use, storage, disposal and shipping instructions furnished by Funeral Services. All Equipment shall be identified as "Property of Wilbert Funeral Services" and shall only be used to manufacture goods for Funeral Services. Plastics shall, at its expense, maintain all Equipment in good condition and repair and adequately insure and indemnify Funeral Services for all damage to, from or loss of Equipment.

4.3 **Product Availability.** Plastics shall use commercially reasonable efforts to ensure that: (a) its stock of Raw Materials is always sufficient to permit the uninterrupted manufacture and supply of Funeral Services' Products in full compliance with Funeral Services' orders, (b) the quantities of Raw Materials ordered and stored by it relate appropriately to Funeral Services' orders for manufacturing and supply requirements and Plastics' obligations hereunder so as to minimize the items in stock that become obsolete or unsaleable, and (c) Raw Materials are of the quality required by the Quality Standards and Specifications.

4.4 **Quality Standards and Specifications and Related Representations and Warranties.**

(a) Plastics represents and warrants that, for one year after each unit of Product is delivered to Funeral Services, such unit of Product shall (i) substantially conform with the Quality Standards and Specifications, and (ii) be free from defects in workmanship and material in all material respects. Notwithstanding anything in this Agreement to the contrary, except to the extent the remedy set forth in Section 4.6 is available, Funeral Services' sole and exclusive remedy with respect to any claim relating to a Product purchased and sold hereunder shall be the right to obtain a repair, replacement or refund pursuant to Section 3.4. THE WARRANTY SET FORTH IN THIS SECTION 4.4 IS THE ONLY WARRANTY APPLICABLE TO PRODUCTS PURCHASED FROM PLASTICS UNDER THIS AGREEMENT. ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, INCLUDING THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, ARE DISCLAIMED.

(b) At any time during the term of this Agreement, Funeral Services shall have the right, upon reasonable prior notice to Plastics, and during normal business hours, to conduct a reasonable review of Plastics' plants and facilities used in manufacturing the Products, for the purpose of ensuring Plastics' compliance with the Quality Standards and Specifications.

(c) Plastics shall, at its cost, operate and maintain its facilities and all equipment and machinery used, directly or indirectly, to produce the Products in a state of repair and operating efficiency to meet the Quality Standards and Specifications.

4.5 **Availability of Data.** Plastics shall maintain data, technical information and other documentation relating to the manufacture, safety, quality control and specifications of the Products at its principal place of business or at its facilities located in Belmont, North Carolina or White Bear Lake, Minnesota in accordance with its standard practices and procedures, and will make such data reasonably available to Funeral Services on request. All such data, technical information and know-how relating to the manufacture, safety, quality control and specifications of the Products shall be the sole property of Funeral Services, and shall be maintained pursuant to the provisions of this Agreement.

4.6 **Cover.** If (a) Funeral Services rejects Products under a purchase order pursuant to Section 3.4(a) or Funeral Services reasonably believes that Products previously accepted by Funeral Services failed to meet the Quality Standards and Specifications in any material respect, and (b) due to the return of such Products or failure to so conform with the Quality Standards and Specifications, Funeral Services reasonably concludes that Funeral Services will not be able to meet its obligations for delivery of the Products affected by such return or failure to its licensees, then Funeral Services may purchase such Products from a source other than Plastics to the extent necessary to meet its obligations for delivery of the Products to Funeral Services licensees and end users after giving oral notice to Plastics (followed within two (2) business days by written notice). Should Funeral Services purchase Products from an alternate source as provided in this Section 4.6, Plastics shall promptly deliver all Tooling as may be necessary to produce the affected Products as directed by Funeral Services and shall provide all technical assistance as may be reasonably necessary to assist Funeral Services in meeting its obligations to its licensees.

4.7 **Compliance with Laws.** Plastics represents and warrants that it has complied with, and will continue during performance of this Agreement to comply with, all federal, state, providence and local laws and regulations relating to the manufacture, distribution, or sale of Products under this Agreement.

Section 5

INDEMNIFICATION AND LIMITATION OF LIABILITY

5.1 **Indemnification by Plastics.** Plastics shall defend, indemnify and hold harmless Funeral Services, its directors, officers, agents, management personnel, and licensees (each, a "**Funeral Services Indemnified Party**") against all claims, demands, causes of action, damages, liabilities, judgments, losses and expenses, including reasonable attorneys' fees and costs of litigation, whether for a Funeral Services Indemnified Party's primary defense or for enforcement of its indemnification rights (collectively "**Claims**"), which may be incurred by a Funeral Services Indemnified Party on account of any breach of any representation, warranty or covenant of Plastics under this Agreement; provided, however, that prompt written notice is given to Plastics of any claims, and Plastics has the right to conduct the defense of any such claims.

5.2 **Indemnification by Funeral Services.** Funeral Services shall defend, indemnify and hold harmless Plastics, its directors, officers, management personnel, employees, and agents ("**Plastics Indemnified Parties**") against all claims, demands, causes of action, damages, liabilities, judgments, losses and expenses, including, without limitation, reasonable attorney's fees and costs of litigation, whether for a Plastics Indemnified Party's primary defense or for enforcement of its indemnification rights (collectively, "**Claims**"), which may be incurred by or asserted against a Plastics Indemnified Party arising out of or on account of (a) any breach of any representation, warranty or covenant of Funeral Services under this Agreement, (b) any actual or alleged infringement of any third party's Intellectual Property Rights by reason of the manufacture, distribution and sale of the Products, or (c) any personal injury, disease or death, property damage, or any other damages and costs actually or allegedly caused by or arising out of the Products; provided, that Funeral Services shall not be liable hereunder for any damages or costs caused by any breach of representation, warranty or covenant by Plastics.

5.3 **Reimbursement of Covered Expenses.** Any party seeking indemnification (the "**Indemnified Party**") shall promptly notify the indemnifying party (the "**Indemnifying Party**") in writing of any claim believed to be subject to indemnification. The Indemnifying Party shall, at its own expense, indemnify and hold harmless the Indemnified Party, its successors, assigns, officers, directors, representatives, employees or agents, from all claims, proceedings or suits in which any of the aforesaid claims are alleged. In the event the Indemnified Party incurs any expenses covered by this Section 5, the Indemnifying Party shall reimburse the Indemnified Party for such covered expenses within thirty (30) days of the Indemnified Party's delivery to the Indemnifying Party of an invoice therefor, with receipts attached; provided, if it is subsequently determined that the Indemnified Party has no right to indemnification for a claim, the Indemnified Party shall promptly reimburse the Indemnifying Party for any expenses paid by the Indemnifying Party in connection with such claim. Both Parties shall cooperate (at the expense of the Indemnifying Party) in the defense of any third party claim for which the Indemnified Party seeks indemnity under this Section 5.

5.4 **Limitation of Liability.** IT IS UNDERSTOOD AND AGREED THAT (A) PLASTICS' LIABILITY, WHETHER IN CONTRACT, IN TORT, UNDER ANY WARRANTY, IN NEGLIGENCE

OR OTHERWISE (INCLUDING STRICT TORT LIABILITY), WITH RESPECT TO ANY UNIT OF PRODUCT, WHETHER DELIVERED OR NOT, SHALL NOT EXCEED THE AMOUNT OF THE PURCHASE PRICE PAID BY FUNERAL SERVICES FOR SUCH UNIT OF PRODUCT AND (B) EXCEPT FOR INDEMNIFICATION FOR CLAIMS OF INFRINGEMENT OF INTELLECTUAL PROPERTY RIGHTS, NEITHER PARTY SHALL BE LIABLE FOR ANY LOST OR ANTICIPATED PROFITS, OR ANY INCIDENTAL, SPECIAL, INDIRECT OR CONSEQUENTIAL DAMAGES, REGARDLESS OF WHETHER SUCH PARTY WAS ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. THE PRICE STATED FOR THE PRODUCTS TAKES INTO ACCOUNT THE LIMITATIONS ON PLASTICS' LIABILITY AND THE OTHER PROVISIONS HEREOF. NO CLAIM, REGARDLESS OF FORM, ARISING OUT OF THE TRANSACTIONS UNDER THIS AGREEMENT MAY BE MADE UNLESS FUNERAL SERVICES HAS PROVIDED WRITTEN NOTICE THEREOF IN ACCORDANCE WITH SECTION 9.13 (DISPUTE RESOLUTION) BEFORE THE EARLIER OF (X) ONE YEAR AFTER THE CAUSE OF ACTION ACCRUES, AND (Y) SIXTY (60) DAYS AFTER THE END OF THE APPLICABLE WARRANTY PERIOD.

Section 6

OWNERSHIP; CONFIDENTIAL INFORMATION; INTELLECTUAL PROPERTY

6.1 Ownership of Intellectual Property.

(a) Funeral Services shall retain all FS Intellectual Property and shall not be deemed to have assigned all or part of such FS Intellectual Property to Plastics. If any improvements or modifications to the Products are developed by Funeral Services or Plastics pursuant to this Agreement, such improvements or modifications shall be the exclusive property of Funeral Services and shall form part of the FS Intellectual Property. All FS Intellectual Property shall be considered to be Confidential Information of Funeral Services and shall be subject to the restrictions set forth in this Section 6. Funeral Services hereby licenses to Plastics all necessary rights in the FS Intellectual Property to allow Plastics to carry out its obligations under this Agreement, including the right to reproduce and print on the Products and Product packaging the name and trademark of Funeral Services as instructed by Funeral Services. For greater certainty, Plastics shall have no right or license to use any such rights at any time before, during or after the term of this Agreement except as necessary for the manufacture, processing, packaging and supply of Products to Funeral Services under this Agreement. All rights and licenses granted to Plastics shall cease upon termination of this Agreement, and, upon Funeral Services' request, Plastics shall return to Funeral Services all documents, plans, drawings or other materials in any form or media, relating to the FS Intellectual Property, and shall retain no copy thereof, except to the extent necessary to fulfill any remaining obligations under this Agreement.

(b) Plastics shall own all Intellectual Property Rights in any inventions or other proprietary property of Plastics or any inventions Plastics develops outside the scope or independent of this Agreement, or solely developed within the scope or dependent of this Agreement without any instruction, request and expenses from Funeral Services (**"Plastics Intellectual Property"**). All Plastics Intellectual Property shall be considered to be Confidential Information of Plastics and shall be subject to the restrictions set forth in this Section 6. Plastics hereby licenses to Funeral Services all necessary rights in the Plastics Intellectual Property to allow Funeral Services to use, perform or distribute the Plastics Intellectual Property but only as necessary to market, sell and distribute the Products manufactured by Plastics under this Agreement. Funeral Services is prohibited from using any of the Plastics Intellectual Property in any product that is not manufactured by Plastics under this Agreement. All rights and licenses granted to Plastics shall cease upon termination of this Agreement and, upon Plastics' request, Funeral Services shall return to Plastics all documents, plans, drawings or other materials in any form or media, relating to the Plastics Intellectual Property, and shall retain no copy thereof, except to the extent necessary to fulfill any warranty obligations for the Products.

6.2 **Confidential Information.**

(a) All Confidential Information made by either Party under or in connection with this Agreement, as well as the terms of this Agreement, shall be received and maintained in confidence by the receiving Party and the receiving Party shall treat all such Confidential Information as the confidential property of the disclosing Party and shall not use same other than as permitted under this Agreement. The receiving Party shall not disclose Confidential Information to any other person except:

1) to the extent persons directly responsible for the performance of the obligations of this Agreement require such information in connection with the performance of the obligations of this Agreement;

2) to the extent professional advisers of the Recipient require such information in connection with providing their services to the Recipient; or

3) to the extent disclosures of such information by employees of the Recipient to suppliers, distributors, customers and other persons are necessary or appropriate for the effective carrying on of business by the Recipient, provided such suppliers, distributors, customers and other persons execute an effective non-disclosure agreement prohibiting the further disclosure of such information.

(b) Each Party will take such steps as lie within its power to assure that all of its managers, directors, officers and employees, and the managers, directors, officers and employees of its Related Companies to whom Confidential Information is disclosed, take all proper precautions to prevent the unauthorized disclosure and use of the Confidential Information referenced in this Section 6.3.

6.3 **Warranty by Funeral Services.** Funeral Services warrants that none of the Products infringes upon any patent, trademark, copyright or other Intellectual Property Rights of any third party.

Section 7

FORCE MAJEURE

No liability hereunder shall result to either Party from delay in performance or non-performance caused by circumstances beyond the reasonable control of that Party, including acts of God, fire, flood or other casualty, war, government action, accident, delays of carriers, labor strikes, shortage of or inability to obtain fuel, energy, material, equipment or transportation or other cause reasonably beyond the Party's control. In the event of any delay in a Party's performance due in whole or in part to any cause beyond that Party's reasonable control, that Party shall promptly notify the other Party in writing of such event and shall have such additional time for performance as may be reasonably necessary under the circumstances. Notwithstanding the foregoing, if such event continues for more than thirty (30) days, (a) Funeral Services may cancel any order with respect to any Products not delivered and purchase products from another supplier, and (b) Funeral Services shall be under no obligation to accept or pay for the non-delivered Products or compensate Plastics for any expense which it may have incurred in respect of such non-delivered Products.

Section 8

TERM AND TERMINATION

8.1 **Term.** Unless terminated earlier as provided in Section 8.2, the term of this Agreement shall commence on the Effective Date of this Agreement and continue for five (5) years. Thereafter, this Agreement will automatically renew for the successive terms of two years each, unless either Party gives notice of non-renewal to the other Party at least one year prior to the expiration of the then-current term. In no event shall this Agreement become effective unless and until the Spin-Off is effective. In the event that the Spin-Off is not effective prior to June 30, 2009, this Agreement shall be null and void. In the event of such termination, neither Party will have any liability of any kind on account of such termination.

8.2 **Termination by Notice.** In addition to the foregoing, this Agreement may be terminated in any manner provided below:

(a) This Agreement may be terminated by either Party for failure by the other Party to cure a breach by the other Party of any material term or condition of this Agreement (other than a breach of Section 4.4(a) by Plastics, the exclusive remedy of which is set forth therein) within sixty (60) days of receipt of written notice thereof from the non-breaching Party. Such notice must be delivered within thirty (30) days of breach.

(b) In addition to its right to suspend products under Section 3.5, Plastics may terminate this Agreement upon delivery of 30 days' prior written notice if Funeral Services fails to pay Plastics any undisputed amount (Funeral Services shall not unreasonably dispute any amount without providing sufficient evidence) for Products by the Due Date as set forth in this Agreement and fails to cure such non-payment during such 30-day cure period.

(c) Either Party may terminate this Agreement effective immediately upon delivery of written notice to the other Party if the other Party (i) is unable to pay its debts as they mature or admits in writing its inability to pay its debts as they mature, (ii) makes a general assignment for the benefit of creditors, (iii) files a voluntary petition for bankruptcy or has filed against it an involuntary petition for bankruptcy, or (iv) applies for the appointment of a receiver or trustee for substantially all of its assets or permits the appointment of any such receiver or trustee who is not discharged within a period of thirty (30) days after such appointment.

(d) If a Party assigns or attempts to assign this Agreement without the prior written consent of the other Party pursuant to Section 9.6, the other Party may terminate this Agreement immediately upon written notice.

8.3 **Rights and Obligations upon Termination.** Upon termination of this Agreement, the following provisions shall apply:

(a) Each Party shall immediately cease using the Confidential Information of the other Party and shall, if requested by the other Party, return to the other Party all copies of materials and documents containing any Confidential Information of the other Party (including the return by Plastics of Tooling).

(b) All purchase orders submitted by Funeral Services but not yet delivered by Plastics prior to the effective date of termination may be canceled or confirmed at Funeral Services' request. Funeral Services shall pay for all Products shipped by Plastics pursuant to confirmed purchase orders in accordance with the terms of this Agreement.

(c) Funeral Services shall pay when due any invoices issued by Plastics for Products manufactured and shipped prior to the effective date of termination of this Agreement in accordance with the terms of this Agreement. Plastics shall pay Funeral Services, upon demand, any credit balance at its due date.

(d) Any Party who terminates this Agreement in accordance with the terms of this Agreement shall also have all other rights and remedies available under law or equity for any claim it may have against the other Party for breach of contract or otherwise.

8.4 **Survival.** Each Party's rights and obligations under the provisions of each Section that, by their nature, should survive the termination of this Agreement, shall survive any termination of this Agreement and continue in full force and effect.

Section 9

GENERAL PROVISIONS

9.1 **Relationship.** The relationship established by this Agreement is that of buyer and seller. Neither Party nor any of its agents or employees shall be deemed to be the representative, employee or agent of the other Party for any purpose whatsoever. The relationship of the Parties to one another is that of an independent contractor, and neither Party shall have the right or authority to assume or create any obligation of any kind, expressed or implied, on behalf of the other Party.

9.2 **Modifications, Amendments and Waivers.** This Agreement may not be modified or amended, including by custom, usage of trade or course of dealing or performance, except by an instrument in writing signed by duly authorized officers of both of the Parties. Performance of any obligation required of a Party hereunder may be waived only by a written waiver signed by a duly authorized officer of the other Party, which waiver shall be effective only with respect to the specific obligation described therein. The waiver by either Party of a breach of any obligation of the other shall not operate or be construed as a waiver of any subsequent breach of the same provision or any other provision of this Agreement, nor a waiver by that Party of its right at any time thereafter to require strict compliance with all terms and conditions of this Agreement.

9.3 **Compliance with Law.** The Parties shall comply with all applicable laws and regulations in performing their respective duties hereunder.

9.4 **Survivability.** All obligations of the Parties that expressly or by their nature survive termination or expiration or transfer of this Agreement shall continue in full force and effect subsequent to and notwithstanding such termination or expiration or transfer and until they are satisfied or by their nature expire.

9.5 **Severability.** In the event that any provision hereof is found invalid or unenforceable pursuant to judicial decree or decision, the remainder of this Agreement shall remain valid and enforceable according to its terms.

9.6 **Assignment; Subcontracting.** Except as provided below, neither Party may delegate its duties hereunder without the prior written consent of the other Party, and this Agreement shall not be assignable by either Party. Any attempt by either Party to delegate any of its duties or to assign any of its rights hereunder without the prior written consent of the other Party shall be null and void. For purposes of this Section 9.6, an assignment of this Agreement shall be deemed to occur, and Funeral Services' prior written consent shall be required in order to continue the term of the Agreement, upon (i) the merger, consolidation, reorganization of Plastics with or into third party, (ii) acquisition of substantially all of Plastics' stock or assets by a third party or (iii) a change in control of Plastics. Notwithstanding the foregoing, upon prior written notice to the other Party, either Party shall be entitled to assign any part or all of this Agreement (including but not limited to its rights and obligations contained herein) to a Related Company, provided that the assignor continues to remain liable and responsible to the other Party for such Related Company's performance hereunder, including future application of this Section 9.6.

9.7 **Binding Effect.** This Agreement shall inure to the benefit of and be binding upon the Parties and their respective legal representatives, successors and permitted assigns.

9.8 **Governing Law.** This Agreement shall be construed and enforced in accordance with the substantive laws of the State of Illinois, without regard to its conflict of laws provisions.

9.9 **Notices.** All notices, requests, payments, instructions, or other documents to be given hereunder shall be in writing or by written telecommunication, and shall be deemed to have been duly given if (a) delivered personally (effective upon delivery), (b) mailed by registered or certified mail, return receipt requested, postage prepaid (effective five business days after dispatch), (c) sent by a reputable, established courier service that guarantees next business day delivery (effective the next business day), or (d) sent by facsimile or electronic mail followed within twenty-four (24) hours by confirmation by one of the foregoing methods (effective upon the first business day after receipt of the facsimile or electronic mail in complete, readable form). Notices to each Party shall be addressed as set forth below (or to such other address as the recipient party may have furnished to the sending Party for the purpose pursuant to this Section 9.9).

If to Plastics, to:

Wilbert, Inc.
2913 Gardner Road
Broadview, Illinois 60155
Attention: Greg Botner, President

with a copy (which shall not constitute notice) to:

Neal, Gerber & Eisenberg LLP
2 North LaSalle Street
Chicago, Illinois 60602
Attention: Avram Feldman, Esq.

If to Funeral Services, to:

Wilbert Funeral Services, Inc.
2913 Gardner Road
Broadview, Illinois 60155
Attention: Tony Colson, President

with a copy (which shall not constitute notice) to:

Neal, Gerber & Eisenberg LLP
2 North LaSalle Street
Chicago, Illinois 60602
Attention: ________________

9.10 **Counterparts.** This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, and both of which together shall constitute one and the same instrument.

9.11 **Entire Agreement.** This Agreement, together with the Exhibits hereto, constitutes the entire understanding and contract between the Parties with respect to the subject matter hereof and supersedes any and all prior and contemporaneous representations, communications, understandings and agreements, oral or written, between the Parties with respect to the subject matter hereof. The Parties acknowledge and agree that neither of the Parties is entering into this Agreement on the basis of any representations or promises not expressly contained herein.

9.12 **Construction.** Should any provision of this Agreement require judicial interpretation, the Parties agree that the forum interpreting or constructing the same shall not apply a presumption that this Agreement shall be more strictly construed against one Party than another.

9.13 **Dispute Resolution.** Except as otherwise expressly provided in this Agreement, any dispute between the Parties, either with respect to the interpretation of any provision of this Agreement or with respect to the performance by the Parties, shall be resolved as provided in this Section 9.13.

(a) **Arbitration.** If the Parties are unable to resolve a dispute under this Agreement, and if such dispute is not subject to Section 9.13(b) of this Agreement, then such dispute shall be submitted to mandatory and binding arbitration at the election of either Party (the **"Disputing Party"**) pursuant to the following conditions:

1) **Selection of Arbitrator; Costs.** The Disputing Party shall notify the American Arbitration Association and the other Party in writing describing in reasonable detail the nature of the dispute (the **"Dispute Notice"**), and shall request that the American Arbitration Association furnish a list of five (5) possible arbitrators who shall have at least five (5) years experience. Each Party shall have fifteen (15) days to reject two of the proposed arbitrators. If only one individual has not been so rejected, he or she shall serve as arbitrator; if two or more individuals have not been so rejected, the American Arbitration Association shall select the arbitrator from those individuals. Subject to the terms of Section 9.13(b)(7) below, each Party shall bear their own expenses in connection with such arbitration proceeding; provided that the Parties shall share equally in the costs and fees of the arbitrator.

2) **Conduct of Arbitration.** The arbitrator shall allow reasonable discovery, to the extent consistent with the purpose of the arbitration. The arbitrator shall have no power or authority to amend or disregard any provision of this Section 9.13(b). The arbitration hearing shall be commenced promptly and conducted expeditiously, with each Party being allocated one-half of the time for the presentation of its case. Unless otherwise agreed to by the Parties, an arbitration hearing shall be conducted on consecutive days.

3) **Replacement of Arbitrator.** Should the arbitrator refuse or be unable to proceed with arbitration proceedings as called for by this Section 9.13(b), such arbitrator shall be replaced by an arbitrator selected from the other four arbitrators originally proposed by the American Arbitration Association and not rejected by the Parties, if any, or if there are no remaining proposed arbitrators who have not been rejected, by repeating the process of selection described in Section 9.13(b)(1) above. If an arbitrator is replaced pursuant to this Section 9.13(b)(3), then a rehearing shall take place in accordance with the provisions of this Section 9.13(b).

4) **Findings and Conclusions.** The arbitrator rendering judgment upon disputes between Parties as provided in this Section 9.13(b) shall, after reaching judgment and award, prepare and distribute to the Parties a writing describing the findings of fact and conclusions of law relevant to such judgment and award and containing an opinion setting forth the reasons for the giving or denial of any award. The award of the arbitrator shall be final and binding on the Parties, and judgment thereon may be entered in a court of competent jurisdiction.

5) **Place of Arbitration Hearings.** Arbitration hearings hereunder shall be held in Chicago, Illinois, unless the Parties shall otherwise agree.

6) **Time of the Essence.** The arbitrator is instructed that time is of the essence in the arbitration proceeding, and that the arbitrator shall have the right and authority to issue monetary sanctions against either of the Parties if, upon a showing of good cause, that Party is unreasonably delaying the proceeding. The arbitrator shall render his or her judgment or award within fifteen (15) days following the conclusion of the hearing and in any event within four months of selection of the arbitrator. Recognizing the express desire of the Parties for an expeditious means of dispute resolution, the arbitrator shall limit or allow the Parties to expand the scope of discovery as may be reasonable under the circumstances.

7) **Authority of Arbitrator.** The arbitrator may, in its discretion, award costs (including the costs of arbitration and reasonable attorneys' fees) upon a showing of good cause. The arbitrator further shall not have the authority to award punitive damages, and may not, in any event, make any ruling, finding or award that does not conform to the terms and conditions of this Agreement.

(b) **Litigation. Immediate Injunctive Relief.** The Parties agree that the only circumstance in which disputes between them shall not be subject to the provisions of Section 9.13(a) is where a Party makes a good faith determination that a breach of the terms of this Agreement by the other Party is such that the damages to such Party resulting from the breach will be so immediate, so large or severe, and so incapable of adequate redress after the fact that a temporary restraining order or other immediate injunctive relief is the only adequate remedy. Notwithstanding the foregoing, Funeral Services shall be entitled to injunctive relief in the event of Plastics' breach of Sections 2.5 (Exclusivity) and Section 6 (Confidential Information and Ownership) and Plastics shall be entitled to injunctive relief in the event of Funeral Services' breach Section 6. Each Party hereby irrevocably submits to the non-exclusive jurisdiction of the United States District Court for the Northern District of Illinois in any action, suit or proceeding arising under this Section 9.13(b) or any other documents, instruments and agreements required to be delivered pursuant hereto, and agrees that any such action, suit or proceeding shall be brought in such court (and waives any objection based on forum non conveniens or any other objection to venue therein), provided, however, that such consent to jurisdiction is solely for the purpose referred to in this Section 9.13(b) and shall not be deemed to be a general submission to the jurisdiction of said Court or the State of Illinois other than for such purpose.

(c) **Continued Performance.** Each Party agrees to continue performing its obligations under this Agreement while any dispute is being resolved.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date specified above.

WILBERT, INC. d/b/a WILBERT PLASTIC SERVICES

By:____________________________
Name: Greg M. Botner
Title: President

WILBERT FUNERAL SERVICES, INC.

By:____________________________
Name: W. Anthony Colson
Title: President

EXHIBIT A

PRODUCTS AND PRICING

See attached.

Manufacturing and Supply Agreement
Exhibit A
Products and Pricing

Part Number	Part Description	2009 Bench-mark Price	2009 Price Pass Through TBD with Market Price Changes Increase/Decrease	2010* Base Price	2010* Benchmark Price Pass Through Increase/Decrease	2010* Benchmark Price +/- 2009 Price Pass Through Increase/Decrease
	STRENTEX PRODUCTS					
C52524	2456 BASE	$ 43.61		$ 43.28		
C55024	2456 COVER	$ 15.61		$ 15.69		
C55028	2886 COVER	$ 18.23		$ 18.79		
C52529	2986 BASE	$ 47.44		$ 44.81		
C55029	2986 COVER	$ 14.70		$ 14.23		
C52530A	3086 BASE	$ 47.22		$ 44.28		
C52530G	3086 BASE	$ 47.22		$ 44.28		
C55030	3086 COVER	$ 14.59		$ 14.02		
C52534	3490 BASE	$ 74.86		$ 66.84		
C55034	3490 COVER	$ 29.45		$ 29.81		
T55130	3086 MOD COVER	$ 18.57		$ 15.66		
	POLYSTYRENE PRODUCTS					
C55029V	2986 SALUTE COVER LINER	$ 15.46		$ 15.86		
C52529V	2986 SALUTE BASE LINER	$ 47.68		$ 45.95		
C52530B	CITADEL BASE LINER BLACK	$ 50.20		$ 51.19		
C55030B	CITADEL COVER LINER BLACK	$ 15.40		$ 16.23		
CL300541	BLANK CARAPACE COVER WHITE	$ 17.83		$ 21.00		
F52530	CEM BASE BLACK	$ 41.25		$ 37.27		
F55030	CEM COVER BLACK	$ 14.49		$ 13.63		
C52530V	30" SALUTE BASE	$ 45.65		$ 41.87		
C52530VG	30" SALUTE BASE	$ 45.65		$ 41.87		
C55030V	30" SALUTE COVER	$ 14.81		$ 14.57		

Manufacturing and Supply Agreement

Exhibit A

Products and Pricing

Part Number	Part Description	2009 Bench-mark Price	2009 Price Pass Through TBD with Market Price Changes Increase/Decrease	2010* Base Price	2010* Benchmark Price Pass Through Increase/Decrease	2010* Benchmark Price +/- 2009 Price Pass Through Increase/Decrease
	ABS - KORAD PRODUCTS					
A52530	BASE LINER - 30" TRIBUTE	$ 73.18		$ 72.91		
A53130	BASE END LINER - 30" TRIBUTE	$ 29.97		$ 31.10		
A53230	BASE SIDE LINER - 30" TRIBUTE	$ 44.11		$ 45.90		
A53530	CARAPACE - 30" TRIBUTE	$ 18.50		$ 18.70		
A55030	COVER LINER - 30" TRIBUTE	$ 30.24		$ 31.33		
A55530	COVER OUTER LINER - 30" TRIBUTE	$ 67.77		$ 71.75		
G52529	29" VEN BASE	$ 66.97		$ 58.97		
G52529X	29" VEN BASE	$ 66.97		$ 58.97		
G55029	29" VEN COVER	$ 25.05		$ 23.81		
G55029X	29" VEN COVER	$ 25.05		$ 23.81		
G60029	29" CARAPACE	$ 17.32		$ 16.14		
G52530A	30" VEN BASE	$ 66.69		$ 58.36		
G52530G	30" VEN BASE	$ 66.69		$ 58.36		
G52530X	30" VEN BASE 45 DEGREE W/CR	$ 66.69		$ 58.36		
G52530XG	30" VEN BASE 45 DEGREE W/CR	$ 66.69		$ 58.36		
G55030	30" VEN COVER	$ 24.90		$ 23.51		
G55030X	30" VEN COVER	$ 24.90		$ 23.51		
G55130	30" MOD VEN COVER	$ 27.47		$ 24.50		
G60030	30" CARAPACE	$ 17.32		$ 16.14		
G60530	STAR OF DAVID	$ 17.32		$ 16.14		
G61030	LUTHERAN CROSS	$ 17.32		$ 16.14		
G61530	30" PLAIN CARAPACE	$ 17.32		$ 16.14		
G62030	30" BLANK CARAPACE	$ 17.32		$ 16.14		
G62030X	30" CARAPACE	$ 17.32		$ 16.14		
G62030X1	GOTHIC	$ 17.32		$ 16.14		
G62030X2	LUTHERAN CROSS	$ 17.32		$ 16.14		
G62030X4	30" PLAIN CARAPACE	$ 17.32		$ 16.14		
G52534	34" VEN BASE	$ 113.86		$ 100.21		
G55034	34" VEN COVER	$ 45.57		$ 44.36		
B58530	30" BRONZE OUTER	$ 130.43		$ 117.11		
B52530	30" MOD INNER LINER	$ 65.00		$ 57.86		

Manufacturing and Supply Agreement

Exhibit A

Products and Pricing

Part Number	Part Description	2009 Bench-mark Price	2009 Price Pass Through TBD with Market Price Changes Increase/Decrease	2010* Base Price	2010* Benchmark Price Pass Through Increase/Decrease	2010* Benchmark Price +/- 2009 Price Pass Through Increase/Decrease
	ABS NON - KORAD PRODUCTS					
CR52530	30" CAM ROSE BASE	$ 58.77		$ 52.81		
CR55030	30" CAM ROSE COVER	$ 20.24		$ 18.99		
S52529	29" TRILON BLACK BASE	$ 63.58		$ 60.82		
S55029	29" TRILON BLACK COVER	$ 24.84		$ 25.24		
S52530	30" TRILON BLACK BASE	$ 58.77		$ 52.81		
S55030	30" TRILON BLACK COVER	$ 19.36		$ 17.54		
S52534	34" TRILON BLACK BASE	$ 102.84		$ 93.78		
S55034	34" TRILON BLACK COVER	$ 40.52		$ 40.07		
CL300210	CITADEL CARAPACE COVER BLACK	$ 22.12		$ 23.47		

EXHIBIT B

DIRECT COMPETITORS OF FUNERAL SERVICES

- Eagle
- Trigard/Greenwood
- Doric/Doric Products/Classic Vaults
- Advanced Interment Systems/Vantage
- Clark Grave Vault Company
- Goria Enterprises Inc.
- Polyguard & Company /Rocky Mountain Products Co.
- Citadel
- American Steel Grave Vault Company
- The York Group - Laurel-Bargo
- West Point Mfg.

EXHIBIT C

PRICE ARBITRATION PROCEDURE

If Funeral Services reasonably believes that an increase in Benchmark Prices is not warranted and the Parties cannot resolve such dispute within thirty (30) days, the dispute shall be submitted for resolution by an arbitrator as follows:

(a) Funeral Services shall advise Plastics in writing of the issue to be arbitrated.

(b) The matter shall be resolved under the Commercial Arbitration Rules of the American Arbitration Association by one arbitrator appointed in accordance with such Rules within thirty (30) days of Plastics' receipt of such notice.

(c) Within thirty (30) days of his or her appointment, the arbitrator shall set a date for the arbitration with thirty (30) days thereafter. The arbitrator shall set a location for the proceeding.

(d) Each Party shall have no more than two (2) hours to present its position. After the conclusion of the Parties' arguments, the arbitrator shall have no longer than four (4) hours to select either Funeral Services' or Plastics' position. The arbitrator may not impose any compromise positions.

(e) Each Party shall pay fifty percent (50%) of the arbitrator's charges and expenses.

(f) The decision entered by the arbitrator shall be final and binding and no appeal may be taken. The decision may be enforced by any court of competent jurisdiction.

(g) If it is ultimately determined that Plastics was not entitled to increase the Benchmark Prices, as provided hereunder, Plastics shall return to Funeral Services all amounts paid by Funeral Services as the result of such increase, promptly after the resolution of the dispute or shall credit Funeral Services' account for such amount.

SUPPLY AGREEMENT

THIS AGREEMENT is made and entered into as of this 30th day of April, 2001, by and between DAUBERT CHEMICAL COMPANY, INC., an Illinois corporation, with its principal place of business at 1333 Burr Ridge Parkway, Burr Ridge, Illinois 60521 ("DCC") and AMERICAN INDUSTRIAL TECHNOLOGIES, INC., an Illinois corporation, with its principal place of business at 600 Kingsland Drive, Batavia, Illinois 60510-2298 ("AIT").

Recitals

A. DCC designs, manufactures, distributes and sells adhesives and coating products and other component parts.

B. DCC has purchased certain assets of AIT under an asset purchase agreement dated as of April 30, 2001 (the "Asset Purchase Agreement") and licensed certain intellectual property (the "Licensed Intellectual Property") of AIT and Wilbert Funeral Services, Inc., an Illinois corporation ("WFS") under a license agreement dated as of the date hereof (the "License Agreement"), in each case relating to the manufacture of adhesives and coating products.

C. AIT desires to purchase adhesive and coating products and other component parts on behalf of WFS from DCC, and DCC is willing to sell such products to AIT, on the terms and conditions set forth below.

D. WFS is willing to guarantee the obligations of AIT hereunder and under the Asset Purchase Agreement.

E. As additional consideration for its agreements with AIT, DCC has agreed that it will not sell, except to AIT, any of the products listed on Exhibit A.

Terms and Conditions

In consideration of the mutual agreements, promises and undertakings hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

Section 1

PURCHASE OF PRODUCTS

1.1 Requirements.

(a) DCC shall sell to AIT, and AIT shall purchase from DCC, all of AIT's requirements for the adhesive and corrosion prevention products and component parts set forth in Exhibit A attached hereto ("Products"). Exhibit A may be changed from time to time upon written agreement of the parties, provided that at such time the parties shall determine under what conditions such additional Products shall be supplied by DCC to AIT.

(b) For purposes of determining compliance with Section 2-306 of the Uniform Commercial Code as enacted in Illinois, AIT specifically acknowledges and agrees that WFS's requirements shall be deemed to be the measure of AIT's requirements as the buyer under this Agreement.

(c) AIT hereby agrees, and WFS shall guarantee, that AIT will purchase an aggregate of not less than $2.1 million worth of Products (the "Threshold") in each calendar year during the term of this Agreement, *pro-rated* for partial years. The parties agree that the Threshold will not apply during the calendar year 2001. If AIT fails to meet the Threshold in any calendar year, then AIT shall pay DCC an amount equal to DCC's gross margin (as defined in Section 1.2(d)) that would have been earned by DCC, had AIT met the Threshold (the "Make-Whole Amount"); provided, however, that AIT shall be entitled to remedy its inability to meet the Threshold, and avoid paying the Make-Whole Amount, by notifying DCC in writing by January 15 of the immediately following calendar year that it will increase its purchases hereunder in the first six months (6) of the calendar year immediately following such default (the "Make-Whole Period"), such that AIT purchases not less than $3.15 million worth of Products during the eighteen (18) month period ending as of the end of such Make-Whole Period. Any Make-Whole Amount shall be paid by AIT by February 1 of the following year, or within fifteen (15) days of the end of any Make-Whole Period, in the event AIT does not meet its obligations during such Make-Whole Period.

1.2 **Purchase Price.**

(a) The base prices for the Products to be sold hereunder (the "Benchmark Prices"), as well as the raw material costs and labor costs (the "Benchmark Costs"), are set forth on Exhibit B attached hereto, and may be increased only in accordance with this Section 1.2.

(b) On April 30 and October 31 of each calendar year, DCC shall have the right to increase the Benchmark Price of a Product if DCC's cost of raw materials (i.e. chemicals and packaging) increases, in an amount equal to such cost increase. (For example, if a present raw material cost per unit of $0.50 increases by four percent (4%), DCC shall be entitled to increase the cost per unit charged to AIT for such Product by $0.02 (4% of $0.50).) For purposes of this Section 1.2, the cost of materials shall be determined with reference to the direct cost of raw materials purchased in the ordinary course of business using the first-In, first-Out ("FIFO") method of inventory evaluation. DCC shall use commercially reasonable best efforts to obtain pricing of such raw materials on not less than a one hundred and eighty (180) day basis. Any cost increase resulting in a Benchmark Price increase shall be documented by vendor invoices showing that DCC actually incurred such cost increase.

(c) On October 31 of each calendar year, DCC shall have the right to increase the Benchmark Price of a Product if DCC's direct labor costs of producing such Product increase, in an amount equal to the increase in such direct labor costs. (For example, if a present direct labor cost per unit of $0.50 increases by four percent (4%), DCC shall be entitled to increase the cost per unit for such Product charged to AIT by $0.02 (4% of $0.50).) Any such direct labor cost increases shall be documented by actual payroll data.

(d) In addition to those price increases described in paragraphs (b) and (c), above, as of each date any such price increase is put into effect, DCC shall have the right to increase the

Benchmark Price of a Product (as adjusted pursuant to paragraph (b) or (c), as the case may be), by an amount equal to fifty percent (50%) of the net decrease in DCC's Gross Margin on such Product below 19.43% occurring as a result of such cost increase. (See Exhibit B for an example of such price increase as the result of gross margin deterioration.) For purposes of this Section 1.2(d), "Gross Margin" means the Net Selling Price, *minus* the Raw Material Costs, *divided* by the Net Selling Price; where (i) "Net Selling Price" is equal to gross revenues, *minus* returns, credits and other reasonable allowances given to address any customer dissatisfaction with products delivered ("*Customer Credits*"), *minus* outbound freight and warehousing costs; and (ii) "Raw Material Costs" includes the cost of packaging materials, *plus* two percent (2%) of the Raw Materials Costs.

(e) Whenever DCC determines that its materials costs or labor costs have increased, and that an increase in the Benchmark Price of a Product is therefore warranted pursuant to this Section 1.2, it shall so inform AIT at least thirty (30) calendar days in advance of implementation of such price increase, and furnish to AIT, at AIT's request, evidence reasonably satisfactory that the applicable cost increase has occurred (for example, by furnishing vendor invoices, in the case of a materials cost increase, or payroll data, in the case of a labor cost increase). During such thirty (30) day notice period, upon reasonable notice during normal business hours, AIT shall have the right to review DCC's books and records relating to the Products (a "Cost Review"), in order to verify raw material and direct labor cost increases used to justify increases in Benchmark Prices. DCC hereby agrees to cooperate in any such Cost Review and provide AIT with all necessary information to perform such review.

(f) In the event AIT reasonably believes that an increase in Benchmark Prices is not warranted pursuant to the terms of this Section 1.2, it shall so notify DCC and provide DCC with the results of its Cost Review within thirty (30) days of the completion of such review. If the parties cannot resolve such dispute within thirty (30) days of DCC's receipt of AIT's Cost Review, then (i) DCC shall be entitled to implement the cost increase on a going-forward basis, notwithstanding AIT's dispute thereof, and (ii) such dispute shall be submitted for resolution by an arbitrator in accordance with the procedure set forth in Exhibit C.

1.3 **Product Estimates.** To assist DCC in planning, AIT shall provide DCC with AIT's annual forecast of estimated requirements for Products in writing at least ninety (90) days prior to the end of each calendar year, and shall update such estimate each month on a rolling (calendar) quarterly basis. DCC shall have no obligation to supply Products in excess of 110% of such estimated requirements during any quarterly period, although DCC shall use its reasonable efforts to meet AIT's unexpected increased needs beyond such amount.

Section 2

TERMS OF SALE

2.1 **Orders.** AIT shall place all orders in writing and all orders are subject to approval and acceptance in writing by DCC. Notwithstanding any different terms which may be contained in DCC's sales forms or AIT's order forms, all purchases and sales of Products hereunder shall be made on DCC's standard terms and conditions of sale, as provided in Exhibit D, provided, however, that nothing in DCC's standard terms and conditions shall give DCC the right to change the price of the Products in any manner inconsistent with this Agreement. Any material changes to such standard terms and conditions shall require the prior approval of AIT. In the event of any inconsistencies between this Agreement and DCC's standard terms and conditions, this Agreement shall be controlling.

2.2 **Exclusivity.** DCC shall supply the Products exclusively to AIT.

2.3 **Payment.** Payment shall be made by AIT net thirty (30) days from the date of invoice or date of shipment, whichever is later. A service charge of one and one-half percent (1.5%) per month will be added to all past due accounts.

2.4 **Guaranty.** In consideration of and as an inducement to DCC's agreeing to supply WFS's requirements to AIT, WFS shall enter into a guaranty, as of the date hereof, in substantially the form attached as Exhibit E to this Agreement.

2.5 **Risk of Loss; Product Acceptance.**

(a) Title to and Risk of Loss of Products delivered to AIT shall transfer to AIT upon such delivery, provided, however, that if DCC ships Products to AIT pursuant to a shipping arrangement requested or required by AIT, then title to and Risk of Loss with respect to such Products shall pass to AIT upon delivery of the Products by DCC to the freight carrier.

(b) If, but only if, AIT rejects any Products delivered by DCC as a result of failure to meet the Specifications and Quality Standards (as defined in Section 3.1 below), DCC shall pay all transportation costs for the return of such Products.

(c) Inspection or acceptance of, or payment for, Products by AIT does not limit or otherwise affect AIT's rights under Section 3.1 with respect to Products later determined not to meet the Specifications and Quality Standards.

Section 3

PERFORMANCE REQUIREMENTS

3.1 **Product Manufacture.** DCC will manufacture the Products sold by DCC to AIT under this Agreement in substantial compliance with the specifications and quality standards required by AIT from time to time for each of the Products and set forth on Exhibit F (the "Specifications and Quality Standards"). AIT shall have the right to return any Products (at DCC's cost and expense) that are found to be not in substantial compliance with such Specifications and Quality Standards ("Non-Complying Products"), provided, that AIT notifies DCC of such non-compliance within one hundred eighty (180) days of delivery of such Products. DCC shall, at AIT's request and subject to AIT's rights to cover, as provided in Section 3.6, promptly repair or replace those Products which are found to be Non-Complying, or refund the purchase price of such Products. DCC will bear all expenses for repairing or replacing such Products (including shipment of any Products repaired, replaced or subject to refund) and shall reimburse AIT for transportation costs incurred by AIT for the return of such Products. Notwithstanding the provisions of this Section 3.1, if AIT's handling and/or storage of the Products contributes to such Products being Non-Complying Products, AIT shall bear responsibility (entirely or partially) for the liability related to such non-compliance, to the extent AIT's acts or omissions contributed to such non-compliance.

3.2 **Product Availability.**

(a) The Products subject to this Agreement shall be the Products listed in Exhibit A. During the term of this Agreement, DCC may not modify or withdraw a Product except with the prior written consent of AIT, and then only in accordance with the Production, Part and Approval Process ("PPAP") operating principles in effect for customers of WFS who are purchasing a product, a component of which includes a Product.

(b) DCC shall use commercially reasonable efforts to deliver each Product on a timely basis, as provided in DCC's standard terms and conditions of sale. DCC agrees to maintain a 100% on-time delivery average for each Product, on an annual basis, based on mutually agreeable lead times and delivery dates.

3.3 **Quality Control Processes; Quality Control Review.**

(a) DCC will work with AIT and WFS to jointly develop quality control testing, inspection and documentation procedures ("Procedures and Processes") designed to determine the acceptability and reliability of the Products. DCC will incorporate the Procedures and Processes into its internal quality control processes and procedures used in the manufacture of the Products, within twelve (12) months from the date the parties agree to such Procedures and Processes.

(b) At two times during each calendar year during the term of this Agreement, AIT shall have the right, upon reasonable prior notice to DCC, and during normal business hours, to conduct a review of DCC's plants and facilities used in manufacturing the Products, for the purpose of ensuring DCC's compliance with the Procedures and Processes and Specifications and Quality Standards, including DCC's development and maintenance of a retained batch sampling program; provided, that if any such scheduled review raises significant quality control issues with a particular Product or Products that are reasonably likely to have a material adverse effect on WFS's business, AIT may request and DCC shall agree to quality reviews with respect to such Product or Products on a monthly basis, until those issues are resolved. All such reviews shall be at AIT's cost and expense.

3.4 **Availability of Data.**

(a) DCC shall maintain data, technical information and the like relating to the manufacture, safety, quality control and specifications of the Products at its principal place of business or at its facilities located at 4700 South Central Avenue, Chicago, Illinois, in accordance with its standard practices and procedures, and will make such data reasonably available to AIT on request, subject to Section 3.4(b).

(b) All disclosures of trade secrets, know-how, financial information, or other proprietary information ("Confidential Information") made by either party under or in connection with this Agreement, as well as the terms of this Agreement, shall be received and maintained in confidence by the recipient (the "Recipient") and each Recipient shall treat all such Confidential Information as the confidential property of the disclosing party and shall not use same other than as permitted under this Agreement. The Recipient shall not disclose same to any other person except:

1) to the extent persons directly responsible for the performance of the obligations of this Agreement require such information in connection with the performance of the obligations of this Agreement;

2) to the extent professional advisers of the Recipient require such information in connection with providing their services to such party; or

3) to the extent disclosures of such information by employees of the Recipient to suppliers, distributors, customers and other persons are necessary or appropriate for the effective carrying on of business by the Recipient, provided such suppliers, distributors, customers and other persons execute a non-disclosure agreement prohibiting the further disclosure of such information.

(c) Notwithstanding the provisions of Section 3.4(b), information disclosed by either party shall not be considered Confidential Information pursuant to this Section 3.4 to the extent that:

1) such information is required by law to be disclosed by such party, provided that Recipient shall (A) provide the disclosing party with prompt notice of such demand (and in any event prior to disclosure), (B) cooperate with the disclosing party in resisting such disclosure or seeking suitable protection prior to such disclosure, and (C) disclose only such Confidential Information as Recipient is compelled by law to disclose;

2) the Recipient is able to show that such information was known to the Recipient prior to such disclosure;

3) the Recipient is able to show that such information was independently developed by the Recipient without use of any confidential information of the other party;

4) the Recipient is able to show such information was acquired by the Recipient from a third party without a continuing restriction on use; or

5) such information was, or becomes, publicly available through no breach of this Agreement by the Recipient or its representatives.

(d) Each party will take such steps as lie within its power to assure that all of its managers, directors, officers and employees, and the managers, directors, officers and employees of its Related Companies (as defined in Exhibit G) to whom Confidential Information is disclosed, take all proper precautions to prevent the unauthorized disclosure and use of the confidential information referenced in this Section 3.4.

3.5 Marks. Except for such rights as inure to AIT in connection with its purchase of Products, and except as otherwise agreed to by the parties, neither party is granted any rights pursuant to this Agreement to use the name, service mark and/or trademarks of the other.

3.6 **Cover.**

(a) If (1) AIT rejects a Product in accordance with Section 2.5, or (2) AIT asserts that a Product previously accepted by AIT fails to meet the Specifications and Quality Control Standards, as provided in Section 3.1, and AIT reasonably concludes that, due to a significant quality control issue, AIT will not be able to meet its obligations for delivery of such Products to WFS, then AIT, after giving oral notice to DCC (followed within two (2) days by written notice) may purchase such Product from a source other than DCC to the extent necessary to meet its obligations for delivery of Products to WFS and end users. The Threshold and Make-Whole Amount requirements applicable to AIT, pursuant to Section 1.2(c), shall be reduced during the period of such purchases (the "Reduction"), by an amount equal to A *multiplied by* B, where A is equal to fifty percent (50%) and B is equal to the dollar amount paid by AIT for those Products purchased from other suppliers pursuant to this Section 3.6(a); provided, however, that if DCC admits in writing that such Products are not in compliance with the Specifications and Quality Standards, and if AIT has not contributed to such non-compliance, then the dollar amount paid by AIT for those Products purchased from other suppliers shall reduce dollar for dollar the Threshold and Make-Whole Amount requirements applicable to AIT during the period of such purchases. Notwithstanding the foregoing, if it is subsequently determined that DCC has met its obligations under this Agreement with respect to the manufacture of such Products, or that AIT contributed to such Products being Non-Complying Products, then AIT shall credit DCC with the full amount of the Reduction or, as applicable, the amount of the Reduction that is determined to reflect the extent that AIT's acts or omissions contributed to the Products being Non-Complying Products.

(b) In addition to AIT's ability to purchase products elsewhere in the event of force majeure, as provided in Section 6.10, AIT shall have the right to cancel any order with respect to any Products not yet delivered and purchase products elsewhere in the event DCC is unable consistently to supply AIT with the quantity of Products ordered within the delivery times agreed upon, including, as the result of product returns, provided, that AIT provides DCC with written notice and an opportunity to cure such failure pursuant to Section 4.3(a), and the dollar amount paid by AIT for those Products purchased from other suppliers shall reduce dollar for dollar the Threshold and Make-Whole Amount requirements applicable to AIT, pursuant to Section 1.2(c), during the period of those purchases, unless it is subsequently determined that DCC has met its obligations under this Agreement with respect to the manufacture of such Products.

3.7 **Product Returns.** DCC shall accept returns of all Products that have not been produced in substantial compliance with the Specifications and Quality Standards, and credit AIT for any such returned goods on the next invoice. DCC may, in its discretion, accept the return of any unused Products in their original packaging that have been produced in substantial compliance with the Specifications and Quality Standards within thirty (30) days of delivery, subject to a reasonable restocking fee and DCC's ability to re-work such Products.

3.8 **Technical Services.** DCC shall use commercially reasonable best efforts to provide AIT with back-up technical services in accordance with Exhibit H, at no additional cost to AIT, provided, however, that failure to comply with any provision of Exhibit H shall not constitute a breach of this Agreement, unless such failure to comply is continuous or persistent and materially adversely affects AIT's ability to supply the Products to its customers. Such back-up technical services shall include periodic review of product performance issues with personnel of AIT, including issues relating to the Specifications and Quality Standards (as provided in Section 3.3).

3.9 **New Product Development.** The parties may engage in the development of new products to be sold by DCC to AIT hereunder as mutually agreed upon by officers of both parties, subject in all cases to the rights and obligations of the parties under the License Agreement, as applicable.

Section 4

TERM AND TERMINATION

4.1 **Term.** Unless terminated sooner as provided in Sections 4.2, 4.3 or 4.4, below, the term of this Agreement shall commence on the date hereof and continue for ten (10) years thereafter.

4.2 **Early Termination.** Either Party may terminate this Agreement at any time upon at least one hundred and eighty (180) days prior written notice to the other party.

4.3 **Termination by Notice.** The non-breaching party may terminate this Agreement effective immediately by written notice to the other party upon happening of any of the following events:

(a) The other Party fails to fulfill or perform any one or more of the duties, obligations or responsibilities undertaken by that Party pursuant to this Agreement and does not cure that failure within sixty (60) days of receipt of written notice thereof from the non-breaching Party, which such notice must be delivered within thirty (30) days of breach;

(b) The other Party's inability, or its admission in writing of its inability, to pay debts as they mature; or the other Party's insolvency; or appointment by a court of a temporary or permanent receiver, trustee or custodian for the business of the other Party; or an assignment for the benefit of creditors of the other Party;

(c) The assignment or attempted assignment, except as permitted by Section 6.7 hereof, by the other Party of any interest in this Agreement without the prior written consent of the other Party;

(d) AIT's breach of the Asset Purchase Agreement; if such breach adversely affects DCC's ability to perform its obligations under this Agreement.

4.4 **Termination of the License Agreement.** This Agreement shall terminate automatically upon termination of the License Agreement.

4.5 **AIT's Obligations.** In the event of expiration or termination of this Agreement for any reason, AIT shall immediately pay to DCC all amounts due to DCC under any outstanding purchase orders. In addition, only if this Agreement is terminated pursuant to Section 4.4 above, due to Licensor's inability to continue to provide Licensee with continuing rights to use the Licensed Intellectual Property (as each such term is defined in the License Agreement), as provided in Section 8.1.4 of the License Agreement, AIT shall pay to DCC, as liquidated damages and not as a penalty, an amount equal to DCC's average Gross Margin on that amount of Products equal to fifty percent (50%) of the Threshold, for the six (6) months immediately prior to the date of termination.

4.6 **DCC's Obligations.** In the event of expiration or termination of this Agreement for any reason, DCC shall promptly (i) return to AIT all Confidential Information of AIT, together with all files, database records, internal reprints, documents, drawings and technical data which constitute Licensed Intellectual Property (as that term is defined in the License Agreement), and copies of any of the foregoing, in whatever medium such information exists and (ii) cease to use the Licensed Intellectual Property.

Section 5

INDEMNIFICATION

5.1 **DCC Indemnification**: DCC shall defend, indemnify and hold harmless AIT, its officers and management personnel (each, an "AIT Indemnified Party") against all claims, demands, causes of action, damages, liabilities, judgments, losses and expenses, including, without limitation, reasonable attorneys' fees and costs of litigation, whether for an AIT Indemnified Party's primary defense or for enforcement of its indemnification rights (collectively "Claims"), which may be incurred by an AIT Indemnified Party on account of (a) any personal injury, disease or death, or property damage, or any other damages and costs caused by or arising out of, or in any way incidental to, any actions or omissions of DCC (including without limitation, the sole negligence, fault or strict liability of DCC and concurrent such negligence, fault or strict liability in any combination of the AIT Indemnified Parties, DCC and or third parties, but only to the extent of DCC's negligence, fault, or strict liability); or (b) any breach of any representation, warranty or covenant of DCC under this Agreement; provided, however, that prompt written notice is given to DCC of any claims, and DCC has the right to conduct the defense of any such claims; and further provided, that DCC shall not be liable hereunder for any damages or costs caused by any AIT Indemnified Party's negligence, bad faith or willful misconduct, or for any use of any Product sold to AIT hereunder other than for its intended use.

5.2 **AIT Indemnification.** AIT shall defend, indemnify and hold harmless DCC, its officers, management personnel, directors, employees and agents ("DCC Indemnified Parties") against all claims, demands, causes of action, damages, liabilities, judgments, losses and expenses, including, without limitation, reasonable attorney's fees and costs of litigation, whether for a DCC Indemnified Party's primary defense or for enforcement of its indemnification rights (collectively, "Claims"), which may be incurred by or asserted against a DCC Indemnified Party arising out of or on account of (a) any breach of any representation, warranty or covenant of AIT under this Agreement, (b) DCC's use of the Licensed Intellectual Property, or (c) any use of any Product sold to AIT hereunder other than for its intended use; provided, that AIT shall not be liable hereunder for any damages or costs caused solely by any DCC Indemnified Party's negligence, bad faith or wilful misconduct, or for any use of the Licensed Intellectual Property by DCC in a manner inconsistent with DCC's obligations under the License Agreement.

5.3 **Reimbursement of Covered Expenses.** Any party seeking indemnification (the "Indemnified Party") shall promptly notify the indemnifying party (the "Indemnifying Party") in writing of any claim believed to be subject to indemnification. The Indemnifying Party shall, at its own expense, indemnify and hold harmless the Indemnified Party, its successors, assigns, officers, directors, representatives, employees or agents, from all claims, proceedings or suits in which any of the aforesaid claims are alleged. In the event the Indemnified Party incurs any expenses covered by this Section 5, the Indemnifying Party shall reimburse the Indemnified Party for such covered expenses within thirty (30) days of the Indemnified Party's delivery to the Indemnifying Party of an invoice therefor, with receipts attached; provided, if it is subsequently determined that the Indemnified Party has no right to indemnification for a claim, the Indemnified Party shall promptly reimburse the Indemnifying Party for any expenses paid by the Indemnifying Party in connection with such claim. Both parties shall cooperate (at the expense of the Indemnifying Party) in the defense of any third party claim for which the Indemnified Party seeks indemnity under this Section 5.

Section 6

GENERAL PROVISIONS

6.1 **Relationship.** The relationship established by this Agreement is that of buyer and seller. Neither AIT nor any of its agents or employees shall be deemed to be the representative, employee or agent of DCC for any purpose whatsoever, and the relationship of AIT and DCC is that of an independent contractor, and neither AIT nor any of its agents or employees shall have any right or authority to assume or create any obligation of any kind, expressed or implied, on behalf of DCC.

6.2 **Modifications, Amendments and Waivers.** This Agreement may not be modified or amended, including by custom, usage of trade or course of dealing or performance, except by an instrument in writing signed by duly authorized officers of both of the parties hereto. Performance of any obligation required of a party hereunder may be waived only by a written waiver signed by a duly authorized officer of the other party, which waiver shall be effective only with respect to the specific obligation described therein. The waiver by either party of a breach of any obligation of the other shall not operate or be construed as a waiver of any subsequent breach of the same provision or any other provision of this Agreement, nor a waiver by that party of its right at any time thereafter to require strict compliance with all terms and conditions of this Agreement.

6.3 **Compliance with Law.** The parties shall comply with all applicable laws and regulations in performing their respective duties hereunder.

6.4 **Exclusion of Consequential Damages.** In no event shall either party be liable to the other party or its successors or assigns, for any indirect, special, incidental or consequential damages, including, without limitation, lost profits, costs of delay, any failure of delivery, costs of lost or damaged data or documentation, or other liabilities to third parties arising from any source.

6.5 **Survivability.** All obligations of the parties that expressly or by their nature survive termination or expiration or transfer of this Agreement shall continue in full force and effect subsequent to and notwithstanding such termination or expiration or transfer and until they are satisfied or by their nature expire.

6.6 **Severability**. In the event that any provision hereof is found invalid or unenforceable pursuant to judicial decree or decision, the remainder of this Agreement shall remain valid and enforceable according to its terms.

6.7 **Assignment; Subcontracting.** Except as provided below, neither party may delegate its duties hereunder without the prior written consent of the other party, and this Agreement shall not be assignable by either party. Any attempt by either party to delegate any of its duties or to assign any of its rights hereunder without the prior written consent of the other party shall be null and void. For purposes of this Section 6.7, an assignment of this Agreement shall be deemed to occur, and AIT's prior written consent shall be required in order the continue the Term of this Agreement, upon a Change in Control of either DCC or Daubert Industries, Inc. ("DII"), parent of DCC. For purposes of this Section 6.7, a "Change in Control" with respect to DCC shall be deemed to have occurred if, as the result of any merger, acquisition or other corporate event, DII no longer holds a majority of the voting securities of DCC. A "Change of Control" with respect to DII shall be deemed to have occurred if (i) any corporation, person or other entity (other than DII, a majority-owned subsidiary of DII or any of its subsidiaries, or an employee benefit plan (or related trust) sponsored or maintained by DII), becomes the beneficial owner of stock (other than as a result of a purchase of such stock from DII) representing more than 25% of the combined voting power of DII's then outstanding securities or (ii) (A) the stockholders of DII approve a definitive agreement to merge or consolidate DII with or into another corporation, other than a majority-owned subsidiary of DII, or to sell or otherwise dispose of all or substantially all of DII's assets, and (B) the persons who were the members of the Board of Directors of DII prior to such approval do not represent a majority of the directors of the surviving, resulting or acquiring entity or the parent thereof. Notwithstanding the foregoing, upon prior written notice to the other party, either party shall be entitled to assign any part or all of this Agreement (including but not limited to its rights and obligations contained herein) to a Related Company, provided that the assignor continues to remain liable and responsible to the other party for such Related Company's performance hereunder, including future application of this Section 6.7. For purposes of this Section 6.7, "Related Company" is defined in Exhibit G attached hereto.

6.8 **Binding Effect.** This Agreement shall inure to the benefit of and be binding upon the parties and their respective legal representatives, successors and permitted assigns.

6.9 **Governing Law.** This Agreement shall be construed and enforced in accordance with the substantive laws of the State of Illinois, without regard to its conflict of laws provisions.

6.10 **Force Majeure.** No liability hereunder shall result to either party from delay in performance or non-performance caused by circumstances beyond the reasonable control of that party, including, but not limited to, acts of God, fire, flood or other casualty, war, government action, accident, labor strikes or other difficulty, or shortage of or inability to obtain fuel, energy, material, equipment or transportation. In the event of any delay in a party's performance due in whole or in part to any cause beyond that party's reasonable control, that party shall promptly notify the other party in writing of such event and shall have such additional time for performance as may be reasonably necessary under the circumstances. Notwithstanding the foregoing, if such event continues for more than thirty (30) days, (i) AIT may cancel any order with respect to any Products not delivered and purchase products from another supplier, (ii) AIT shall be under no obligation to accept or pay for the non-delivered Products or compensate DCC for any expense which it may have incurred in respect of such non-delivered Products, and (iii) the dollar amount paid by AIT for those Products purchased from other suppliers shall reduce dollar for dollar the Threshold and Make-Whole Amount requirements applicable to AIT, pursuant to Section 1.2(c), during the period of those purchases.

6.11 **Notices.** All notices, requests, payments, instructions, or other documents to be given hereunder shall be in writing or by written telecommunication, and shall be deemed to have been duly given if (i) delivered personally (effective upon delivery), (ii) mailed by registered or certified mail, return receipt requested, postage prepaid (effective five business days after dispatch), (iii) sent by a reputable, established courier service that guarantees next business day delivery (effective the next business day), or (iv) sent by facsimile or electronic mail, followed within 24 hours by confirmation by one of the foregoing methods (effective upon the first business day after receipt of the facsimile or electronic mail in complete, readable form). Notices to each party shall be addressed as set forth below (or to such other address as the recipient party may have furnished to the sending party for the purpose pursuant to this Section 6.11).

If to DCC, to:

Daubert Chemical Company, Inc.
4700 South Central Avenue
Chicago, Illinois 60638
Attention: President

with a copy to:

Daubert Chemical Company, Inc.
1333 Burr Ridge Parkway
Suite 200
Burr Ridge, Illinois 60521
Attention: Chairman

with a copy (which shall not constitute notice) to:

Sonnenschein Nath & Rosenthal
8000 Sears Tower
Chicago, Illinois 60606
Attention: J. Ross Docksey

If to AIT, to:

American Industrial Technologies, Inc.
P.O. Box 210
Forest Park, Illinois 60130
Attention: President and CEO

with a copy (which shall not constitute notice) to:

McBride Baker & Coles
500 W. Madison St., 40th Floor
Chicago, Illinois 60661
Attention: Lola Hale

6.12 **Counterparts.** This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, and both of which together shall constitute one and the same instrument.

6.13 **Entire Agreement.** This Agreement, together with the Exhibits hereto, constitutes the entire understanding and contract between the parties with respect to the subject matter hereof and supersedes any and all prior and contemporaneous representations, communications, understandings and agreements, oral or written, between the parties with respect to the subject matter hereof. The parties acknowledge and agree that neither of the parties is entering into this Agreement on the basis of any representations or promises not expressly contained herein.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Supply Agreement on the date specified above.

DAUBERT CHEMICAL COMPANY, INC.

By: [signature]
Name: MICHAEL A. DWYER
Title: PRESIDENT & CEO

AMERICAN INDUSTRIAL TECHNOLOGIES, INC.

By: ______________________
Name: ______________________
Title: ______________________

IN WITNESS WHEREOF, the parties hereto have executed this Supply Agreement on the date specified above.

DAUBERT CHEMICAL COMPANY, INC.

By: ______________________
Name: ______________________
Title: ______________________

AMERICAN INDUSTRIAL TECHNOLOGIES, INC.

By: ______________________
Name: ______________________
Title: CEO

11270574\V-3

EXHIBIT A

LIST OF PRODUCTS TO BE SOLD TO WILBERT FUNERAL SERVICES, INC.

American Industrial Technologies, Inc. List of Wilbert Funeral Service Products

	Formula	Description
19	AIT 2400-A	Unidex Pt. 1 (E51-511)
20	AIT 2400-B	Unidex Pt. 2 (E51-511)
21	AIT 2403-A	Texture Plate Adhesive
22	AIT 2403-B	Texture Plate Adhesive
23	AIT 2404-A	Fast-set Casting Pt. 1
24	AIT 2404-B	Fast-set Casting Pt. 2
25	AIT 2405	ABS Liner Primer EE-57
27	AIT 3405-A	AIT 3405-A (E58-R Pt A)
28	AIT 3405-B	Resilient Adh. Pt 2 (E-59R)
32	AIT 9401	Bronzing Fluid
33	AIT 9402	Black Acrylic Latex (Spray)
34	AIT 9403	White Acrylic Latex (Spray)
35	AIT 9404	White Acrylic Latex (Roll)
36	AIT 9405	Black Acrylic Latex (Roll)
37	AIT 9406	Polycrete
46	AIT 2401-A	Stickum E-53 Pt. 1
47	AIT 2401-B	Stickum E-53 Pt. 2
50	AIT 3002-A	Polymer/Asphalt Sealer Pt. 1
51	AIT 3002-B	Polymer/Asphalt Sealer Pt. 2
52	AIT 3402-A	Bronze Bottom Plate Adh. Pt. 1
53	AIT 3402-B	Bronze Bottom Plate Adh. Pt. 2
54	AIT 3403-A	Carapace Adhesive Pt. 1
55	AIT 3403-B	Carapace Adhesive Pt. 2
58	AIT 9008	H-320-R

EXHIBIT B

I Benchmark Prices and
II Benchmark Costs
III Adjustment to Price Pursuant to Section 1.2(c)

EXHIBIT B III

ADJUSTMENT TO PRICE PURSUANT TO SECTION 1.2(c)

See attached four pages provided by Wilbert, Inc.

EXHIBIT C
ARBITRATION PROCEDURE

If AIT reasonably believes that an increase in Benchmark Prices is not warranted and the parties cannot resolve such dispute within thirty (30) days, the dispute shall be submitted for resolution by an arbitrator as follows:

(a) AIT shall advise DCC in writing of the issue to be arbitrated.

(b) The matter shall be resolved under the Commercial Arbitration Rules of the American Arbitration Association by one arbitrator appointed in accordance with such Rules within ten (10) business days of DCC's receipt of such notice.

(c) Within five (5) business days of his appointment, the arbitrator shall set a date for the arbitration with ten (10) business days thereafter. The arbitrator shall set a location for the proceeding.

(d) Each party shall have no more than two (2) hours to present its position. After the conclusion of the parties' arguments, the arbitrator shall have no longer than four (4) hours to select either AIT's or DCC's position. The arbitrator may not impose any compromise positions.

(e) Each party shall pay fifty (50%) per cent of the arbitrator's charges and expenses.

(f) The decision entered by the arbitrator shall be final and binding and no appeal may be taken. The decision may be enforced by any court of competent jurisdiction.

(g) If it is ultimately determined that DCC was not entitled to increase the Benchmark Prices, as provided hereunder, DCC shall return to AIT all amounts paid by AIT as the result of such increase, promptly after the resolution of the dispute.

EXHIBIT D
STANDARD TERMS AND CONDITIONS OF SALE

See Attached

TERMS AND CONDITIONS

. **Acceptance.** The Seller hereby accepts your order subject to the ɜrms and conditions set forth herein. This agreement contains the final greement between Seller and Buyer and supersedes the ıcknowledgment and any other agreement or understanding. lotwithstanding any provisions to the contrary contained in Buyer's 'urchase Order, Buyer shall be deemed to have assented to the terms .nd conditions hereof upon acceptance of delivery of the whole or any ıart of the goods. To the extent the terms and conditions set forth ›erein conflict with any terms or conditions contained in Buyer's 'urchase Order, the terms and conditions set forth herein shall control.

!. **Prices.** The price of the goods is subject to change without prior :otice. Sales, Use and Excise Tax, and Retailer's Occupational faxes, payable or collectable by Seller in connection with sales made ›ursuant hereto shall be in addition to the price of the goods, and 3uyer shall reimburse Seller for such taxes.

n the event of a price increase, any unshipped portion of an order :overing standard products may be cancelled at Buyer's option. Orders or non-standard or special products manufactured to Buyer's option. Orders for non-standard or special products manufactured to Buyer's specifications may be cancelled only prior to the commencement of manufacture and to the extent that Seller is able to effect cancellation of materials ordered for the manufacture of such products.

3. **Payment.** If Buyer fails to fulfill the terms of payment of any order placed with Seller, Seller may defer further manufacture or shipment of orders until such payment is made or its option cancel this order.

4. **Delivery.** Seller hereby agrees to delivery, to the best of its ability, the goods as requested by Buyer. Seller and Buyer hereby acknowledge that time of delivery is not of the essence. The Seller shall not be liable for delays or defaults in delivery caused by strikes, fires, floods, differences with workmen, shortages of raw material, fuel or labor, interruption of transportation facilities, government regulation or restriction or any other causes beyond Seller's reasonable control. Seller shall not be obligated to notify Buyer of any labor disputes or expiration of current labor contracts.

5. **Inspection.** All goods furnished are subject to Buyer's inspection and approval after delivery and before acceptance by Buyer. Buyer shall communicate any disapproval of the goods to Seller on or before 5 days after delivery of the goods to Buyer, and Buyer shall be deemed to have approved and accepted the goods if Seller does not receive notice of disapproval within the specified time.

6. **Repair and Replacement.** The liability of Seller for any rejected goods shall be limited to repairing or replacing the goods, as Seller shall elect. Buyer shall not have the right to cancel this order due to any such goods. In the event Seller fails to repair or replace the goods, the liability of Seller for such goods shall not exceed the purchase price of the goods.

7. **Warranty and Indemnity.** Seller warrants that the goods sold are in accordance with Seller's published specifications or those specifications agreed to by Seller in writing at the time of sale. Seller may, at its option, repair or replace such goods proven defective upon their return to Seller with transportation prepaid. In the event Seller fails, or is unable, to repair or replace any goods proven defective, liability of Seller under this warranty is limited to the net purchase price of such goods. All claims hereunder for any defective goods must be made in writing within 5 days after discovery of defect by Buyer and prior to further processing or combining with other materials and products. The obligation of Seller hereunder shall terminate 6 months after delivery of the goods to Buyer.

SELLER MAKES NO WARRANTY, EXPRESS OR IMPLIED AS TO THE SUITABILITY OF THE GOODS FOR ANY PARTICULAR PURPOSE AND SELLER SHALL NOT BE SUBJECT TC LIABILITY FROM ANY DAMAGES RESULTING FROM THEIF USE IN OPERATIONS NOT UNDER SELLER'S DIRECT CONTROL. THIS WARRANTY IS EXCLUSIVE OF ALL OTHEF WARRANTIES, EXPRESS AND IMPLIED, AND NC REPRESENTATIVE OF SELLER OF ANY OTHER PERSON IS AUTHORIZED TO ASSUME FOR SELLER ANY OTHEF LIABILITY IN CONNECTION WITH THE SALE OF SELLER'S GOODS. Correction of non-conformity, as set forth above, sha constitute fulfillment of all liabilities of Seller to Buyer, whethe based on contract, negligence or otherwise with respect to, c arising out of the goods. Neither party shall be liable for specia indirect or consequential damages. The remedies set forth herei are exclusive, and the liability of Seller with respect to any contra or sale or anything done in connection therewith, whether i contract, in tort, under any warranty or otherwise, including ar action for patent infringement, shall not exceed the price of th goods on which such liability is based.

8. **Course of Dealing.** Seller and Buyer hereby agree that any cour of dealing between the parties shall form a part of this agreement ar that the terms of this agreement shall be interpreted in light of su course of dealings.

9. **Risk of Loss.** Sellers liability for any damages to or loss of goo ordered herein ceases upon the delivery of such goods in go condition to the carrier and Buyer will assume all risks of loss, inju damage during transportation. Any such loss, injury, or damage sh not release Buyer from any obligation under this agreement.

10. **Choice of Law.** This agreement between Seller and Buyer shall governed solely by the laws of the State of Illinois, without givi effect to its choice of law provisions. No statutes, regulations, rules orders shall be incorporated herein unless specifically referred herein. Disputes between Seller and Buyer shall no be subject arbitration.

WE HEREBY CERTIFY THAT THESE GOODS WERE PRODUCED IN COMPLIANCE WITH ALL APPLICABLE REQUIREMENTS OF SECTIONS 6, 7 AND 12 OF THE FAIR LABOR STANDARDS ACT, AS AMENDED, AND OF THE REGULATIONS AND ORDERS OF THE UNITED STATES DEPARTMENT OF LABOR ISSUED UNDER SECTION 14 THEREOF IN CONNECTION WITH THE PERFORMANCE OF WORK UNDER OUR CONTRACTS. WE AGREE TO COMPLY WITH TITLE SEVEN OF THE CIVIL RIGHTS ACT OF 1964 AND EXECUTIVE ORDER 11246, AND THE APPLICABLE RULES AND REGULATIONS ISSUED PURSUANT THERETO.

BACK OF ORDER ACKNOWLEDGEMENT
Copy

EXHIBIT E
FORM OF GUARANTY

See Attached

GUARANTY

THIS GUARANTY ("Guaranty") is made as of April __, 2001, by Wilbert Funeral Systems, Inc., an Illinois corporation ("Guarantor"), to and for the benefit of Daubert Chemical Company, Inc. ("DCC").

RECITALS

A. DCC and American Industrial Technologies, Inc., an Illinois corporation and affiliate of Guarantor ("AIT"), have entered into that certain Asset Purchase Agreement dated April __, 2001 (the "Asset Purchase Agreement").

B. Pursuant to the Asset Purchase Agreement, DCC has purchased certain assets of AIT and licensed certain intellectual property of AIT under a license agreement dated as of the date hereof (the "License Agreement"), in each case relating to the manufacture of adhesives and coating products.

C. DCC and AIT have further entered into an agreement for the supply of certain death care products to AIT, dated as of the date hereof (the "Supply Agreement," and together with the Asset Purchase Agreement, the "Transaction Agreements").

D. Guarantor is an affiliate of AIT, by virtue of their common ownership and control by Wilbert, Inc.

E. Guarantor will derive substantial benefit under the Asset Purchase Agreement and Supply Agreement.

F. Guarantor is willing to guarantee certain of the obligations of AIT under the Transaction Agreements.

G. The execution and delivery of this Guaranty by Guarantor is a condition to Closing (as defined in the Asset Purchase Agreement).

AGREEMENTS

NOW, THEREFORE, Guarantor, in consideration of the matters described in the foregoing Recitals, which Recitals are incorporated herein and made a part hereof, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged; hereby covenants and agrees for the benefit of DCC and its successors and assigns as follows:

(1) Guarantor absolutely, unconditionally, and irrevocably guarantees to DCC the full and complete observance, performance, and satisfaction, when due, of all of the indemnification and other payment obligations of AIT under the Transaction Agreements (collectively, the "Obligations").

(2) In the event of any default by AIT in performance of the Obligations, as aforesaid (after giving effect to any applicable notice and cure provision), Guarantor agrees, on demand by DCC, to perform all the Obligations as are then or thereafter to be performed under the terms of the Transaction Agreements. The parties agree that (a) Guarantor's obligations under this

Guaranty shall be subject to the limitations, exclusions and exculpations of liability set forth in the Transaction Agreements and (b) Guarantor shall have the right, in connection with the enforcement of this Guaranty, to assert all rights and defenses available to AIT pursuant to the Transaction Agreements, provided, however, that nothing contained in this Paragraph (2) shall be interpreted to allow Guarantor to assert any defenses arising out of or relating to the bankruptcy or insolvency of AIT.

(3) This Guaranty, and the covenants and waivers contained herein, will remain in effect until all Obligations have been satisfied.

(4) The obligations of Guarantor hereunder are dependent upon DCC's performance of its obligations under the Transaction Agreements. Except as provided in subparagraphs (h) and (i) of Paragraph 5, below, Guarantor may assert any and all defenses, set-offs, or counterclaims of any kind available to AIT so as to deny payment related to this Guaranty including, without limitation, any such rights acquired by Guarantor through subrogation, assignment, or otherwise.

(5) Guarantor does hereby (a) waive notice of acceptance of this Guaranty by DCC; (b) waive any notices or demands that are not required by this Guaranty or the Transaction Agreements; (c) waive any and all equitable rights that Guarantor may have to a marshalling of assets; (d) agree not to assert any defense, right of set off or other claim which Guarantor may have against AIT, to the extent such assertion will affect or delay the payment in full of all amounts due DCC under this Guaranty; (e) waive presentment for payment, demand for payment, notice of nonpayment or dishonor, protest and notice of protest, diligence in collection and any and all formalities which otherwise might be legally required to charge Guarantor with liability; (f) waive any failure by DCC to inform Guarantor of any facts DCC may now or hereafter know about AIT or the services or transactions contemplated by the Transaction Agreements, it being understood and agreed that DCC has no duty to so inform Guarantor and that Guarantor is fully responsible for being and remaining informed by AIT of all circumstances bearing on the risk of nonperformance of the Obligations; (g) waive any renewals, modifications or amendments to the Transaction Agreements; (h) waive and agree not to assert or take advantage of any assertion, claim or defense that the automatic stay provided by 11 U.S.C. §362 (arising upon the voluntary or involuntary bankruptcy proceeding of Vendor) or any other stay or delay provided under any debtor relief law (whether statutory, common law, case law or otherwise) of any jurisdiction whatsoever, now or hereafter in effect, which may be or become applicable to AIT, shall operate or be interpreted to stay, interdict, condition, reduce or inhibit the ability of DCC to enforce any of the rights which DCC may have against Guarantor pursuant to this Guaranty; (i) waive and agree not to assert or take advantage of any assertion, claim or defense based on the bankruptcy or insolvency of AIT or AIT's use of an assignment for the benefit of creditors; and (j) waive any other defense not otherwise specified herein. DCC shall have no obligation to disclose or discuss with Guarantor its assessment of the financial condition of AIT. No modification or waiver of any of the provisions of this Guaranty shall be binding upon DCC, except as expressly set forth in a writing duly signed and delivered by DCC.

(6) This Guaranty is a present and continuing guaranty of performance and payment and not of collection. This Guaranty is, except as expressly set forth in Paragraphs 2 and 4, absolute and unconditional. Guarantor agrees that this Guaranty may be enforced by DCC without the necessity at any time of resorting to or exhausting any other security or collateral

given in connection herewith or with the Transaction Agreements. Guarantor hereby waives any right to require DCC to join AIT in any action brought hereunder or to commence any action against or obtain any judgment against AIT. Guarantor further agrees that, subject to Paragraph 4, nothing contained herein or otherwise shall prevent DCC from pursuing concurrently or successively all rights and remedies available to it at law and/or in equity or under the Transaction Agreements, and the exercise of any of its rights or the completion of any of its remedies shall not constitute a discharge of Guarantor's obligations as required pursuant to this Guaranty, except to the extent such remedies constitute a discharge of AIT's obligations under the Transaction Agreements. None of Guarantor's obligations under this Guaranty or any remedy for the enforcement thereof shall be impaired, modified, changed or released in any manner whatsoever by any impairment, modification, change, release or limitation of the liability of AIT by reason of the bankruptcy of AIT or by reason of any creditor or bankruptcy proceeding instituted by or against AIT.

(7) In the event DCC assigns its rights under the Transaction Agreements (if permitted pursuant to the terms thereof) or this Guaranty to any third party (provided, however, that DCC shall not assign this Guaranty without Guarantor's prior written consent), Guarantor will accord full recognition thereto and agree that all rights and remedies of DCC or such assignee shall be enforceable against Guarantor by such assignee with the same force and effect and to the same extent as would have been enforceable by DCC but for such assignment. Guarantor shall not assign this Guaranty without DCC's prior written consent.

(8) If Guarantor is determined by a court of competent jurisdiction to have breached the terms of this Guaranty, then Guarantor shall pay to DCC upon demand all reasonable attorneys' fees, costs and expenses including, without limitation, court costs, filing fees, recording costs, expenses of collection, and all other costs and expenses incurred in connection therewith.

(9) If any provision of this Guaranty is determined to be invalid or not fully enforceable, such invalidity or unenforceability shall not affect the other provisions of this Guaranty which shall be enforceable to the maximum extent permitted at law.

(10) All notices, requests, payments, instructions, or other documents to be given hereunder shall be in writing or by written telecommunication, and shall be deemed to have been duly given if (i) delivered personally (effective upon delivery), (ii) mailed by registered or certified mail, return receipt requested, postage prepaid (effective five business days after dispatch), (iii) sent by a reputable, established courier service that guarantees next business day delivery (effective the next business day), or (iv) sent by facsimile or electronic mail, followed within 24 hours by confirmation by one of the foregoing methods (effective upon the first business day after receipt of the facsimile or electronic mail in complete, readable form). Notices to each party shall be addressed as set forth below (or to such other address as the recipient party may have furnished to the sending party for the purpose pursuant to this Paragraph 10).

If to Guarantor:

Wilbert Funeral Services, Inc.
2913 Gardner Road
Broadview, IL 60155
Attention: Raymond P. Kolodziej

With a copy to:

McBride, Baker & Coles
500 W. Madison St., 40th Floor
Chicago, Illinois 60661
Attention: Lola Hale

If to DCC:

Daubert Chemical Company, Inc.
4700 South Central Avenue
Chicago, Illinois 60638
Attention: President

with a copy to:

Daubert Chemical Company, Inc.
1333 Burr Ridge Parkway
Suite 200
Burr Ridge, Illinois 60521
Attention: Chairman

with a copy to:

Sonnenschein Nath & Rosenthal
8000 Sears Tower
Chicago, Illinois 60606
Attention: J. Ross Docksey

or at such other address as the party to be served with notice may have furnished in writing to the party seeking or desiring to serve notice as a place for the service of notice.

(11) In order to induce DCC to execute and deliver the Transaction Agreements, Guarantor makes the following representations and warranties:

a. Guarantor is a corporation duly organized and validly existing under the laws of the State of Illinois, and has full power and authority to execute, deliver and perform its covenants, agreements, and obligations under this Guaranty, and such execution, delivery and performance has been duly authorized by all requisite action on the part of Guarantor.

b. The execution, delivery, and performance by Guarantor of this Guaranty does not and will not contravene or conflict with (i) the organizational documents of Guarantor, (ii) any law, order, rule, regulation, writ, injunction, or decree now in effect of any government, governmental instrumentality or court having jurisdiction over Guarantor, or (iii) any contractual restriction binding on or affecting Guarantor or Guarantor's property or assets which may adversely affect Guarantor's ability to fulfill its obligations under this Guaranty.

c. This Guaranty creates legal, valid, and binding obligations of Guarantor enforceable in accordance with its terms.

(12) This Guaranty shall be binding upon the successors and assigns of Guarantor and shall not be discharged or affected, in whole or in part, by the dissolution of Guarantor.

(13) This Guaranty shall be governed by, construed and enforced under the internal laws (without regard to principles of conflicts of laws) of the State of Illinois. Guarantor hereby irrevocably submits to the jurisdiction of the federal and state courts located in the City of Chicago, Illinois, and waives any and all claims that it may have that any such proceeding has been brought in an improper forum.

IN WITNESS WHEREOF, Guarantor has delivered this Guaranty in the State of Illinois as of the date first written above.

GUARANTOR:

WILBERT FUNERAL SYSTEMS, INC.

By: ___________________________
Name:
Title:

EXHIBIT F
SPECIFICATIONS AND QUALITY STANDARDS

(to be provided by AIT)

EXHIBIT G
RELATED COMPANIES

"Related Company" as used herein shall mean any corporation or other legal entity which (a) owns a majority interest in or controls any party; (b) is controlled by, or the majority interest of which is owned by, any party; or (c) owns a majority interest in, controls, is controlled by, or the majority interest of which is owned by, any corporation or other legal entity described in clause (a) or (b) of this sentence.

EXHIBIT H
TECHNICAL SERVICES

1) DCC hereby appoints the following individual as AIT's contact person ("TS Representative") at DCC with respect to technical service needs:

[name]
[phone number]
[fax number]
[e-mail address].

2) During the initial contact with the TS Representative, AIT shall provide the TS Representative with a summary of any information AIT may have concerning the kind and location of technical service need.

3) DCC agrees to respond to AIT within one business day of AIT's initial contact with the TS Representative to acknowledge AIT's initial contact and to obtain any other preliminary information needed by the TS Representative to evaluate the technical service need.

4) If required to respond on-site to the technical services need, DCC will send a technical representative directly to any AIT licensee location within three (3) to five (5) days from the initial contact date to investigate the problem at DCC's expense.

5) DCC will respond back to AIT within three (3) business days of DCC's licensee location visit, or if no such visit is required within three (3) business days of DCC's initial response to AIT as to DCC's findings and suggested solutions with respect to any technical services need.


Wilbert®
WILBERT FUNERAL SERVICES, INC.

Intellectual Property License Agreement



INTELLECTUAL PROPERTY LICENSE AGREEMENT

THIS AGREEMENT entered into this **1st** of **September, 2005** by and between WILBERT FUNERAL SERVICES, INC., an Illinois corporation, situated at 2913 Gardner Road, Broadview, Illinois 60155, as LICENSOR and

(State of Incorporation)

(Address, City, State, Zip)

as LICENSEE.

RECITALS

LICENSOR, together with its affiliates, is the owner of the sole and exclusive right to use and to license others to use the trademarks listed in **Exhibits A** and **B**, and patents listed and design features described in **Exhibit C** (together with LICENSOR'S SPECIFICATIONS, as hereinafter defined, collectively referred to as the "Intellectual Property"), including the trademark and trade name WILBERT, used upon and in reference to certain products identified in **Exhibits A and B** as the same may be modified from time to time by LICENSOR (referred to as "Products") and the goodwill attached to such Intellectual Property.

LICENSEE wishes to use its best efforts to manufacture, distribute, service, market and sell lined and sealed concrete structures to contain caskets ("burial vaults"), and lined, sealed, concrete urn vaults ("urn vaults"), using LICENSOR's Intellectual Property, and to distribute, service, market and sell those and other Products, incorporating one or more of the Intellectual Property rights described herein.

LICENSOR is willing to grant a license to LICENSEE to use the Intellectual Property under the terms provided herein. The LICENSOR shall support the LICENSEE to the extent commercially reasonable by: Research and Development on new and existing products, Sales/Marketing/Merchandising expertise, quality control on raw materials and manufactured products, manufacturing and graveside service training, development and maintenance of patents, trademarks, copyrights and service marks, development of collateral and training materials, national advertising, funeral director training, exhibit at national conventions, product distribution/delivery system, competitive prices realized through larger buying power, and a large national presence within the industry.

NOW, THEREFORE, for good and valuable consideration, the legal sufficiency and receipt of which is hereby acknowledged, the parties agree as follows:

GRANT

1. LICENSOR grants to LICENSEE for the term hereof, subject to the provisions hereof and the exceptions set forth below,

(a) an exclusive license to use the Intellectual Property described in **Exhibits A** and **C**, in the manufacture, process, distribution, marketing, servicing and sale of burial vaults and urn vaults, within the following geographic area (the "LICENSEE's Territory"):

(b) a non-exclusive license to use the Trademarks in connection with the distribution and sale of the corresponding products identified in **Exhibit B** including a non exclusive license to manufacture, process, distribute, service and sell concrete burial containers under the Monarch Trademarks set forth in **Exhibit B.**

c) a non-exclusive license to sell to another of LICENSOR's licensees outside LICENSEE's Territory all Products utilizing LICENSOR's Intellectual Property to be delivered to the purchasing licensee or interred in LICENSEE's territory ("Indirect Sales").

Except as herein specifically provided, the license granted in this Agreement is not transferable, and LICENSEE shall have no right to use LICENSOR's Intellectual Property other than as expressly permitted in this Agreement.

2. (a) In addition, LICENSOR grants to LICENSEE the right to deliver a burial vault or urn vaults for interment outside LICENSEE's Territory where interment is located outside LICENSEE's Territory, but where both the "customer's place of business and the funeral arrangements originate within the LICENSEE's Territory" as determined, in good faith, by LICENSOR, consistent with past practices;

(b) LICENSOR agrees that so long as this Agreement remains in force LICENSOR will not manufacture, process, distribute, service or sell, either directly or indirectly, or through an entity wholly or substantially owned or controlled by LICENSOR or its affiliates, burial vaults using the Intellectual Property within LICENSEE's Territory, provided, however, that LICENSOR may manufacture, process, distribute, service, or sell, either directly, or indirectly by appointing or licensing third persons, or through a subsidiary entity wholly or substantially owned or controlled by LICENSOR: (i) any type of burial vault in the Core Product

Line that the LICENSEE has not offered for sale in the preceding twelve (12) months; (ii) burial vaults to customers or prospective customers to which the LICENSEE has not made a sales call or sale, a marketing or merchandizing effort or provided service in the preceding 12 months, or (iii) Products, including burial vaults and urn vaults, at the request of a customer in LICENSEE's Territory, as long as it is reflective of the method of distribution historically or currently utilized in the subject territory and in order to prevent the loss of a sale to a competitor. LICENSOR may require the payment of a marketing fee to the LICENSEE in connection with any sales made into LICENSEE's Territory after taking action under the proviso, on a temporary basis, depending on the facts and circumstances, as ascertained by LICENSOR pursuant to its investigation. As of the date hereof the" Core Product" line consists of the following: Vaults- 3086-vault product: the Monticello, Salute, Continental, Venetian, Cameo Rose Triune, Stainless Steel Triune, Veteran Triune, Copper Triune, Bronze Triune and The Wilbert Bronze. All vaults must be available in the standard 8 basic colors as per the Wilbert 8 Color Chart. Urn Vaults - the Monticello, Venetian, Cameo Rose Triune, Stainless Steel Triune, Veteran Triune, Copper Triune and Bronze Triune. The Core Product Line may be reduced or expanded, by LICENSOR, during the term of this Agreement. "Offered for sale" means that LICENSEE is actively promoting the sale of the Core Product Line, including , listing the items on its price list and presenting collateral marketing material to its customers. LICENSOR shall provide LICENSEE written notice of any action to be taken under this paragraph 2(b) .

(c) LICENSEE may manufacture, process, distribute, service, market and sell other products in addition to the Products as LICENSEE may deem advisable, even though such other products are competitive with a LICENSOR's Products but any such products may not be manufactured, distributed, marketed, serviced or sold using, directly or indirectly, LICENSOR's Intellectual Property, including without limitation using LICENSOR's trademarks together with a competitor's trademarks on signage, stationery, invoices, business cards or other marketing materials.

(d) LICENSEE may manufacture, process, warehouse, distribute, service or sell Products under the Intellectual Property (including such activity by any sub-licensee or distributor) only from facilities situated within the Territory and at the addresses set forth below. Except in the event of fire, hurricane and similar acts of God, no new facility, may be opened without giving 90 days prior written notification to LICENSOR.

Plant Locations (include all facilities including manufacturing and warehouse locations):

Use additional sheet if necessary.

TERM AND RENEWAL

3. (a) The term of this Agreement shall commence on the effective date hereof and expire on August 31, 2015 unless terminated earlier in accordance with this Agreement ("Original Term").

(b) At the expiration of the Original Term of this Agreement, provided LICENSEE is in Good Standing, at the time the offer is made and as of the effective date of the new license agreement, LICENSEE shall have a right of first refusal to a license, covering the manufacture, process, distribution, marketing, servicing and sale of burial vaults and urn vaults using the Intellectual Property in LICENSEE's Territory, on the terms and conditions of the form of agreement then being offered by LICENSOR. LICENSEE's right of first refusal is exercisable within 60 days after receipt of an offer from LICENSOR. Failure to be in Good Standing means that LICENSEE has not been in substantial compliance with this Agreement as evidenced by written notices of non compliance sent by LICENSOR with respect to such past defaults and that none of the events as set forth in Paragraph 16 hereof, which either alone or upon notice and the passage of time, would constitute an Event of Default has occurred and is continuing with respect to the LICENSEE.

PROPERTY RIGHTS

4. (a) All Intellectual Property and all goodwill associated with it are the exclusive property of LICENSOR. LICENSEE acknowledges that its use of the Intellectual Property and the goodwill associated therewith accrue to the benefit of the LICENSOR for the purpose of maintaining the integrity of the Intellectual Property. LICENSOR retains the right to discontinue the use of any of the Intellectual Property other than the Trademark Wilbert® in connection with the discontinuation of Products as part of Licensor's product line or improvements in its Product specifications. In such event LICENSEE shall cease using the discontinued Intellectual Property. LICENSEE shall not disparage or intentionally take any action, or encourage others to take any action that might harm LICENSOR's reputation or goodwill, Intellectual Property, or rights to the Intellectual Property. LICENSEE agrees not to take any action inconsistent with LICENSOR's ownership. Notwithstanding the foregoing, if LICENSEE acquires any rights in the Intellectual Property it will immediately, at no expense to LICENSOR, assign all such rights to LICENSOR. LICENSEE will not grant or attempt to grant a security interest in the Intellectual Property or any of its rights under this Agreement.

(b) Subject to the terms of this Agreement, LICENSEE shall have the right, in its sole discretion, to choose the customers to whom it will sell Products including another licensee of the LICENSOR, and, nothing contained in this Agreement shall be construed to require LICENSEE to sell to any particular customer (including any entity on the internet); provided, however, that (i) LICENSEE agrees to sell to another licensee in satisfaction of a Wilbert guaranteed pre-need vault contract obligation and (ii) no sales may be made to persons for resale, except to the ultimate purchaser, unless such persons have signed a sublicense or distributor agreement in accordance with the provisions of Paragraph 9 herein.

AFTER-ACQUIRED RIGHTS

5. (a) Except as otherwise provided in this Agreement, if LICENSOR develops or acquires any new Trademark, Patent or Patent Application rights relating to the manufacture, sale, distribution or servicing of burial vaults and urn vaults during the term of this Agreement and offers a license to such intellectual property rights to any licensee of the Intellectual Property which did not previously possess such rights, LICENSOR shall offer the corresponding right to LICENSEE.

(b) Any derivative works, improvements, discoveries, adaptations, designs, processes, relating to the Intellectual Property shall be owned by and remain the sole property of LICENSOR even if it is conceived, developed, reduced to practice, acquired, or obtained by LICENSEE. LICENSEE shall execute such documents necessary or appropriate to effectuate such rights in LICENSOR.

(c) If LICENSEE or its employees, contractors, affiliates or assigns, makes, conceives, develops, creates, acquires, obtains or contracts for any changes relating to the Products, but which do not incorporate and do not depend upon the Intellectual Property, such as manufacturing or marketing methods, cosmetic changes, and improvements ("Product Improvements"), LICENSEE will in good faith attempt to negotiate with LICENSOR for an exclusive license in such Product Improvements under terms mutually acceptable to the parties:

(i) first, to LICENSOR on terms that LICENSOR and LICENSEE may reasonably agree; and

(ii) second, if LICENSOR declines that offer to the other LICENSEES in LICENSOR's licensee network and at LICENSOR's normal markup (including compensation that is no more favorable than offered to LICENSOR) ; and

(iii) third, if LICENSOR fails to accept LICENSEE's offer under either of the two foregoing subparagraphs within 120 days of receiving written details regarding the offer, then LICENSEE, subject to the provision of subparagraph 2(c) and Paragraph 4, may then offer the Product Improvement to third parties (other than LICENSOR and its Licensees), on terms no more favorable than those offered to LICENSOR.

STANDARDS, SPECIFICATIONS AND POLICIES

6. (a) LICENSOR has established, and shall have the right hereafter to establish and modify, from time to time upon 30 days prior written notice to LICENSEE (except as otherwise required by law or court order), written standards, quality policies and other conditions covering the manufacture, marketing, distribution, sale and servicing of Products under the Intellectual Property, for the purpose of maintaining and protecting the goodwill and standards of quality associated with LICENSOR'S Products manufactured or sold under the Intellectual Property ("LICENSOR'S SPECIFICATIONS"). LICENSEE shall comply with the LICENSOR'S SPECIFICATIONS, and shall not use or permit its affiliates, sublicenses or distributors to use, directly or indirectly, LICENSOR'S SPECIFICATIONS in the production or sale of goods or services competitive with the Products or otherwise in any manner inconsistent

with the provisions of this Agreement. Attached as **Exhibit E** are the LICENSOR'S SPECIFICATIONS as in effect on the date hereof.

(b) LICENSOR has established a credit policy (a copy of which is attached as part of **Exhibit D**), and shall have the right hereafter to establish and modify, from time to time (upon 30 days prior written notice to LICENSEE), its written policies governing credit extended to LICENSEE for services, products or royalties, which policies shall be incorporated into this Agreement, shall be binding on LICENSEE, and shall survive the termination or expiration of the Agreement. At a minimum, LICENSEE agrees to pay, in full, all amounts due to LICENSOR or its affiliated entities, within 30 days of the date of billing, and to pay interest on all unpaid invoices more than 60 days past due at a rate of 1.75% per month, accrued from the date of the invoice until paid, plus reasonable attorneys' fees and costs of collection incurred by LICENSOR as a result of LICENSEE's default under LICENSOR's credit terms.

RECORDS AND INSPECTION

7. (a) LICENSEE shall keep accurate records of all transactions relating to or arising out of this Agreement, any sub-license and distribution agreement, including records, of the manufacture, distribution, sales, inventory, advertising, delivery, installation, disinterments and servicing of Products manufactured and/or sold under the Intellectual Property ("Records"). LICENSEE shall preserve all Records for at least six (6) years from the date such Records were created.

(b) LICENSOR shall have the right to inspect the Records as well as the manufacture, sale, servicing and delivery of Products manufactured or sold under the Intellectual Property to ensure that LICENSEE, its sub-licensees and distributors, are maintaining and protecting the goodwill and standards of quality established by LICENSOR and are using commercially reasonable best efforts to sell the Products, LICENSEE shall permit, and shall cause its sub-licensees and distributors to permit, LICENSOR's representatives to enter premises of LICENSEE, its sublicensees and distributors, at all reasonable times upon reasonable notice (at least 7 days prior notice shall be deemed reasonable), to inspect their respective operations; to inspect and test Products and supplies and components used in the manufacture thereof; to witness and to cause the removal or destruction (at LICENSEE's expense) of any Products which LICENSOR determines do not meet the LICENSOR's SPECIFICATIONS; and to inspect and copy all Records. The cost of inspection and copying shall be borne by LICENSOR. If LICENSEES' failure to meet specifications results from defective Product shipped by the LICENSOR, such failure shall not constitute a default. LICENSOR will use its commercially reasonable best efforts to maintain the confidentiality of all confidential information regarding LICENSEE's business obtained as a result of the foregoing inspection rights and not in the public domain.

(c) Notwithstanding; the foregoing, LICENSOR may take immediate action without prior notice, when extraordinary events or adverse publicity occurs or is probable which in its reasonable business judgment jeopardize customer relations, related goodwill or intellectual property.

ROYALTIES

8. (a) LICENSEE shall pay to LICENSOR a royalty equal to $2.00 for each Wilbert brand-name burial vault (including the Wilbert Bronze) and urn vault sold by LICENSEE, any sub-licensee or distributor of LICENSEE under any of the Intellectual Property (other than the Monarch burial container) LICENSOR reserves the right to change the royalty rate upon thirty (30) days prior written notice, but in no event shall such royalty increase by more than 10% in any year. Royalties on Indirect Sales shall be paid by the purchasing licensee.

(b) LICENSEE agrees to submit, separately for each Distribution Point, owned or operated by LICENSEE, its sublicensees and distributors, to LICENSOR within fifteen (15) days after the close of each calendar month a written report (on forms to be supplied by LICENSOR); of the following: (i) the number of each Product manufactured and/or sold under the Intellectual Property by LICENSEE, its sublicensees and distributors and (ii) the royalties due LICENSOR. LICENSEE shall pay all royalties due on the due date of, and with, each report. Distribution Point means each manufacturing plant, manufacturing branch and distribution branch owned or operated by the LICENSEE, its sublicensees and distributors

SUB-LICENSEES AND DISTRIBUTORS

9. (a) LICENSEE may not assign any of its rights hereunder to a sub-licensee, distributor, or another person without the prior written consent of LICENSOR which consent shall not be unreasonably withheld. At least 60 days before LICENSEE shall enter into any sublicense or distributor agreement, it shall give LICENSOR written notice with all information requested by LICENSOR relating to the prospective sub-licensee or distributor including a certification of LICENSEE'S compliance with applicable laws relating to the offering of such sublicense by the LICENSEE. LICENSOR shall have the right to inspect the prospective sub-licensee's or distributor's premises, at LICENSOR'S expense. LICENSOR may decline to consent if LICENSEE, its sub-licensee or distributor is not in Good Standing, at the time of the request for LICENSOR's consent, LICENSEE has not complied at its own expense with any applicable federal and state laws relating to the grant of such sublicense or if LICENSOR determines, in its sole discretion, that the proposed sub-licensee or distributor lacks the ability to service, in accordance with this Agreement, the portion of the Territory to be covered by the sublicense or distributor agreement or to comply with the LICENSOR's SPECIFICATIONS. Attached hereto as **Exhibit F** and **Exhibit F-1** is a list of entities, respectively, LICENSEE wishes to appoint as sub licensees and distributors.

(b) Any agreement with a sub-licensee or distributor shall be upon the terms as are provided in the standard sub-license or distributor agreement LICENSOR is then offering to its LICENSEES. LICENSOR shall be a third-party beneficiary, but not a party, to any such agreement. The cancellation, termination or rescission of this Agreement, for any reason, shall automatically terminate every sub-license or distributor agreement, without further action by LICENSOR.

(c) LICENSEE shall, at its own expense, promptly and diligently enforce any sub-license and distributor agreement, including terminating any sub-licensee or distributor which either LICENSOR or LICENSEE determines is not in compliance with this Agreement or the sublicense or distributor agreement and commencing legal action to enforce such agreements. LICENSEE shall indemnify and hold harmless LICENSOR against any claims or costs (including reasonable attorneys' fees), resulting from any conduct by a sub-licensee or distributor that violates this Agreement, the sub-licensee or distributor agreement.

MINIMUM SALES

10. During the term of the Agreement, if the Licensee sells less than the Minimum Number of burial vaults using the trademarks identified in Exhibit A in any two consecutive calendar years, then such failure will be deemed to be a breach of this Agreement by LICENSEE. The Minimum Number of burial vaults is equal to eighty percent (80%) of the rolling average (rounded to the highest whole number) of the unit sales in the three preceding calendar years excluding any year that does not at least equal the Minimum Number. The initial Minimum Number for the calendar year 2005 will be equal to eighty percent (80%) of the average of unit sales made by LICENSEE in 2002, 2003 and 2004. If the failure to comply with the Minimum Number is the result of unusual events which experience, foresight and care could not have reasonably foreseen or guarded against, then the failure shall not be deemed to be a breach of this Agreement. **Exhibit G** is the form to be used for the minimum sales calculation for this license. LICENSOR will use that form annually to calculate LICENSEE'S performance and will be sent to the LICENSEE to reflect the then current Minimum Number.

The following sets forth an example in which LICENSEE misses the Minimum Number in 2007, exceeds the Minimum Number in 2005, 2006, 2008 and 2009.

Year	Unit Sales	Sales Included in Calc. Avg	3 Year Average	Minimum Number
2002	72	72 (A)		
2003	80	80 (B)		
2004	83	83 (C)		
2005	78	78 (D)	(A+B+C)/3 = 78	78 x 80% = 62
2006	90	90 (E)	(B+C+D)/3 = 80	80 x 80% = 64
2007	[65]		(C+D+E)/3 = 84	84 x 80% = 67
2008	93	93 (F)	(C+ D+E)/3 = 84	84 x 80% = 67
2009	87	87 (G)	(D+E+F)/3 = 87	87 x 80% = 69

In the example above, the 65 units sold in 2007 are not used to calculate the Minimum Number for 2008 and 2009.

OPERATIONS

11. LICENSEE shall comply with each of the following requirements:

(a) Manufacture, finish, cure, store, sell, transport, install and service all Products to be sold under any of the Intellectual Property in a good and workmanlike manner and in accordance with the terms of the Agreement, including LICENSOR'S SPECIFICATIONS;

(b) Maintain sufficient manufacturing capability and inventory to meet the demand for the Products covered by the Intellectual Property licensed under this Agreement, including availability of LICENSOR'S Core Product Line .

(c) Manufacture burial vaults, trademarked burial containers and urn vaults using the Intellectual Property only with materials (butyl tape, butyl tape primer, metal and plastic liners, Resilient adhesive, ABS Trilon primer, Unidex, liner cleaner and excluding materials used in the mixing of concrete), and upon vault forms, provided by LICENSOR or by a vendor approved in writing by LICENSOR;

(d) Date all Products manufactured and sold by LICENSEE under this Agreement and mark with necessary and proper Trademark and patent notices in accordance with the standards and specifications of LICENSOR;

(e) Notify its customers of and make available a copy of the warranty as approved by LICENSOR and request its customer to deliver such warranty to the ultimate purchaser; and not, by itself, or by or through any other person or firm, cause to be published, distributed or used any sales promotional or advertising materials, or warranty, claims or representations, relating to any of the Intellectual Property or Product which have not been previously been approved, in writing, by LICENSOR (Attached hereto as **Exhibit H** are the currently approved Limited Warranties for the Products);

(f) Comply with all relevant federal, state and local statutes, ordinances, rules and regulations;

(g) Notify LICENSOR of any proposed new manufacturing or distribution locations within the LICENSEE's Territory;

(h) Obtain and maintain, and cause all sub-licensees and distributors to obtain and maintain, without cost to LICENSOR, products liability insurance (which may be a policy regularly carried by LICENSEE) naming LICENSOR as an insured, in such amounts and with companies having an A.M. Best Rating of A- (A minus) or better, covering costs and damages suffered by LICENSOR arising out of the manufacture, process, distribution, marketing, servicing and sale by LICENSEE or its sub-licensees or distributors of Products. The initial amount of such insurance shall be at least $1,000,000.00. This Agreement shall not be effective until delivery of such certificate. Upon execution of this Agreement, LICENSEE shall deliver to LICENSOR a certificate evidencing the continued effectiveness of such insurance and thereafter, upon request of LICENSOR, make available evidence of continued coverage.

(i) Use the liners, concrete forms and other components and parts purchased from LICENSOR solely for and in connection with the manufacture or sale of Products under the Intellectual Property, except with the written consent of LICENSOR, whether within or without LICENSEE's Territory; LICENSEE shall use all commercially reasonable means to keep confidential all Confidential Information as defined in Section 18 hereof.

(j) Use its best efforts to manufacture, distribute, service and sell and otherwise perform and carry out the matters contemplated and provided in this Agreement.

TRANSFER AND ASSIGNMENT

12. Except for a transfer to a family member ("Family Transfer"), all rights granted hereunder shall be transferable by the LICENSEE only (i) with the sale or other transfer of the controlling interest of the business of LICENSEE employed in or relating to the manufacture and sale of Products under any of the Intellectual Property, exclusive of any real property employed in connection therewith and (ii) with LICENSOR's prior written consent. LICENSOR's consent shall not be unreasonably withheld and shall be based on LICENSOR's assignment policy, which shall include at least the following factors: whether LICENSEE is in Good Standing; the prospective transferee's business ability and standards, reputation, credit rating and financial resources. If the transfer is approved, LICENSEE and transferee shall execute such documents as LICENSOR may reasonably request including a written assignment in the form attached hereto as **Exhibit I,** in which the transferee shall assume all of the obligations of LICENSEE under this Agreement and LICENSEE shall unconditionally release any and all claims LICENSEE might have against LICENSOR relating to this Agreement. In the case of a Family Transfer, LICENSEE shall notify LICENSOR in writing as promptly as possible after a decision to transfer has been made including information regarding the new management of LICENSEE, if any. In the case of a Family Transfer LICENSEE shall deliver the form of Assignment and Assumption attached as Exhibit H-1. The assignment or sale by the LICENSEE shall not relieve the LICENSEE, or its successor or assignee, from any obligation of the LICENSEE to the LICENSOR, which shall exist as of time of such assignment or sale.

13. LICENSOR shall communicate its consent or denial of consent to a transfer or assignment not later than sixty (60) days after the delivery by LICENSEE to LICENSOR of the request for transfer and such information regarding the proposed transferee as may be reasonably requested by LICENSOR.

PROTECTION OF INTELLECTUAL PROPERTY

14. (a) LICENSEE shall notify LICENSOR in writing promptly upon becoming aware of (i) any actual or threatened infringement of LICENSOR's Intellectual Property or challenge to LICENSEE's use of LICENSOR's Intellectual Property; or (ii) if any legal action is filed or threatened that would in any way restrict, interfere with or affect any right of LICENSEE or LICENSOR to use the Intellectual Property.

(b) LICENSOR shall, at its own expense, defend LICENSEE in any legal proceeding charging infringement of a trademark, service mark or patent, resulting from use of the Intellectual Property in compliance with this Agreement. LICENSOR shall have the exclusive right to control any proceeding relating to the Intellectual Property. LICENSEE authorizes LICENSOR to participate in any proceeding relating to the Intellectual Property in the name of LICENSEE or jointly with LICENSEE as LICENSOR may elect. No settlement, compromise or other disposition may be effected without LICENSOR's prior written consent. LICENSEE shall, at LICENSOR's expense, assist LICENSOR in the proceedings. provided such settlement provides LICENSEE with an unconditional release LICENSEE shall comply with any LICENSOR-approved settlement.

DEFAULT AND TERMINATION

15. **Licensee's Right to Terminate**. LICENSEE may terminate this Agreement upon giving LICENSOR not less than sixty (60) days prior written notice of termination.

16. **Licensor's Right to Terminate**. LICENSOR may terminate LICENSEE'S rights under this Agreement including all or a portion of the Territory upon the occurrence any of the following:

(a) Three (3)days after written notice (or such longer period as may be required by local law) upon any of the following:

i. Any unauthorized use by LICENSEE of the Intellectual Property;

ii. The attempted or actual transfer or grant of any rights under this Agreement or any interest of LICENSEE herein to any third party (other than a Family Member) without LICENSOR's prior written consent; or

iii. LICENSEE is dissolved.

Each of the foregoing an Event of Default.

(b) Ten (10) days after written notice (or such longer period as may be required by local law) in the event of :

i. Unauthorized disclosure of any Confidential Information that is not in the public domain;

ii. LICENSEE's knowing submission of any false or incomplete Records or other information to LICENSOR;

(c) Fifteen (15) days after written notice (or such longer period as may be required by local law) upon failure to timely make a payment due to LICENSOR in accordance with LICENSOR's credit policy, or separate note or loan agreement, unless cured within such 15-day period;

(d) Thirty (30) days after written notice (or such longer period as may be required local law) upon the violation of, or failure to satisfy, the obligations of any other provision of this Agreement, unless cured within such 30-day period.

The failure to make timely payment and the violation or failure to materially comply with other provisions of this Agreement shall each constitute an Event of Default if not cured within the respective time periods specified above. Upon an Event of Default, this Agreement shall terminate without further notice to LICENSEE effective immediately upon the expiration of the notice period if any, or such longer period as applicable law may require, provided, however, that LICENSEE will have no right to cure a default when other defaults of a similar nature in the same location (as to which written notice has been given by LICENSOR) have occurred and been cured by LICENSEE or waived by LICENSOR, at least three (3) times within the prior twenty-four (24) months and which individually or in the aggregate are material. Notwithstanding anything to the contrary in this Agreement, in anticipation of termination hereunder, and before termination is effective, LICENSOR may take any and all steps it deems necessary or appropriate to protect the Intellectual Property and to preserve customer relations and related goodwill, in LICENSEE's Territory.

(e) Any notice of default shall (i) be in writing, in the form attached hereto as Exhibit J, (ii) be sent within 30 days after LICENSOR becomes aware of the default (iii) set forth the default or defaults and (iv) be delivered by certified, return receipt U.S. Mail, and in accordance with Paragraph 22 hereof.

17. **Effect of Termination and Survival of Obligations.**

(a) The termination of this Agreement shall not relieve parties of any of their obligations hereunder which have accrued prior to the date of such termination. The provisions of this Paragraph 17 and Paragraphs 4(a), 7, 14, and 18 through 30 shall survive termination. No party shall be responsible to the other for damages or compensation by reason of lawful termination as herein permitted.

(b) On termination of this Agreement for any reason, LICENSEE shall immediately change the name under which it conducts its business so as to eliminate LICENSOR's trademarks and trade name therefrom, and to discontinue all use of any Intellectual Property covered by this Agreement. Except as specifically permitted in this Agreement, LICENSEE shall not advertise its former sale of the Products or its association with LICENSOR or the Intellectual Property.

(c) Within ten (10) days after the termination, LICENSEE shall give LICENSOR an itemized statement of all unsold Products that were manufactured, or were in the process of manufacture under the Intellectual Property, together with the Forms used in the manufacture of LICENSOR's Products and any other equipment or supplies used in the manufacture of burial vaults or urn vaults with LICENSOR's Intellectual Property; and LICENSOR shall have the option to purchase all or any portion thereof at LICENSEE's cost or at the then fair market value, whichever is less. LICENSOR shall give written notice of its intent regarding purchase within 30 days after receiving the list of Products, equipment and supplies specific to the Intellectual Property. Any amounts due to LICENSEE by LICENSOR under this paragraph shall first be offset by any amounts LICENSEE owes to LICENSOR. LICENSEE shall destroy any Products that were manufactured under the Intellectual Property, or equipment or supplies originally purchased from LICENSOR, that are not sold to LICENSOR or to another licensee within 90 days of the date of termination.

MISCELLANEOUS PROVISIONS

18. **Confidentiality and Non-Disclosure.** LICENSEE shall use commercially reasonable efforts to maintain the information, whether oral or written, regarding LICENSOR's SPECIFICATIONS, manufacturing know-how, price lists, marketing plans, financial information, training manuals, course materials, operating manuals, policy manuals, sales promotion aids, business forms, accounting procedures, marketing reports, informational

bulletins, inventory systems, newsletters, e-news, technical data sheets, relating to the Intellectual Property, product proformas (the "Confidential Information") in strictest confidence and shall not disclose to others, or permit the use of any Confidential Information other than for the benefit of LICENSOR. LICENSEE shall have no obligation hereunder, to the extent that the information is in the public domain through no fault of the LICENSEE. LICENSEE shall restrict, and cause its sub-licensees and distributors to restrict, access to the Confidential Information to those representatives of the LICENSEE, sub-licensee or distributor who need such access in order to participate on behalf of LICENSEE in furtherance of the Agreement and who agree to be bound by these confidentiality provisions. LICENSEE shall either provide written certification of its destruction or return to LICENSOR any and all materials pertaining to the Confidential Information immediately upon the written request of LICENSOR and upon termination of this Agreement. LICENSEE agrees to promptly notify LICENSOR when the employment of any of LICENSEE's or its SUBLICENSEE's employees, who have been given password rights to the LICENSOR's website, terminates. .

19. **Limitation on Warranties.** LICENSOR MAKES NO WARRANTIES OTHER THAN THOSE EXPRESSLY SET FORTH IN THIS AGREEMENT. EXCEPT AS SPECIFICALLY SET FORTH HEREIN, LICENSOR MAKES NO REPRESENTATIONS OR EXTENDS ANY WARRANTIES WHATSOEVER, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY IMPLIED WARRANTIES OF MERCHANTABILITY, OR FITNESS FOR A PARTICULAR PURPOSE OF THE INTELLECTUAL PROPERTY OR THE PRODUCTS. THE LICENSOR AGREES, TO THE EXTENT IT IS ABLE TO DO SO, TO PASS THROUGH TO THE LICENSEE ANY WARRANTY THE LICENSOR RECEIVES FROM THE MANUFACTURER OF ANY PRODUCT SOLD TO LICENSEE.

20. **Remedies Cumulative.** All rights and remedies conferred upon LICENSOR by this Agreement and by law shall be cumulative of each other, and neither the exercise nor the failure to exercise any such right or remedy shall preclude the exercise of any other such right or remedy.

21. **Good Faith and Fair Dealing.** The parties agree that they will exercise their rights and perform their obligations under this Agreement in good faith and at all times deal fairly with each other.

22. **Notices.** Any and all notices under this Agreement shall be given by prepaid, first class, registered or certified mail or by an express/overnight delivery service provided by a commercial carrier, properly addressed to the other Party at the address designated, or to such other address as may be designated in writing by such other Party. Notices shall be deemed to have been duly given:

To the LICENSOR:

Wilbert Funeral Services, Inc.
2913 Gardner Road
Broadview, Illinois 60155
(if by delivery)
or

Wilbert Funeral Services, Inc.
P.O. Box 147
Forest Park, Illinois 60130
(if by U.S. mail)

Attention: President

To The LICENSEE: To the address set forth on the signature page hereof

23. **Waiver/Amendment.** A waiver by the LICENSOR of any breach or default of the Agreement by the LICENSEE shall not be construed as a waiver of the right of the LICENSOR to cancel, terminate or revoke this Agreement by reason of any subsequent breach or default by the LICENSEE. Failure by either party to take action on account of any default by the other party, whether in a single instance or repeatedly, shall not constitute a waiver of any such default or of performance required by the party. This Agreement may only be amended by a writing executed by each of the Parties.

24. **Binding Nature.** Except as otherwise provided in this Agreement, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective executors, administrators, heirs, legal representatives, successors and permitted assigns.

25. **Entire Agreement.** Except for any promissory notes, personal guarantees, or agreement arising out of prior defaults entered into by LICENSEE ("Excepted Agreements"), this constitutes the entire Agreement between the parties. There are no representations, undertakings, agreements, terms, or conditions not contained or referred to herein. It supersedes any prior trademark and patent license agreements including the MONARCH License agreement (the "Prior Agreements"). By signing this Agreement, the parties release each other of and from any claims or causes of action of any sort whatsoever, relating to or arising from the Prior Agreements except for the Excepted Agreements, unpaid amounts due LICENSOR for product delivered or royalties under the prior Intellectual Property Agreement, any credit owed by LICENSOR to LICENSEE at said time and any product liability issues.

26. **Governing Law.** The Lanham Act (15 U.S.C. §1051 et seq.) shall govern any issue involving the Intellectual Property. This Agreement has been executed by LICENSOR at Broadview, Illinois, and except as otherwise provided in this section 26, this Agreement ,the legal relations between the parties hereto and the rights of the parties hereunder shall be governed by and interpreted in accordance with the internal laws of the State of Illinois.

27. **No Third Party Beneficiaries.** This Agreement shall not confer any rights or remedies upon any person other than the LICENSOR and LICENSEE and their respective successors and permitted assigns.

28. **Independent Contractor.** LICENSEE will act as an independent contractor under the terms of this Agreement and not as an agent, partner, joint venture or legal representative of the

LICENSOR for any purpose. LICENSEE has no right or authority to create any obligation of any kind express or implied on behalf of the LICENSOR.

29. DISPUTE RESOLUTION

A. General.

(a) LICENSOR and LICENSEE anticipate a long-term, mutually beneficial relationship. Nonetheless, they realize that disputes may arise from time to time in any relationship. To attempt to resolve disputes promptly, efficiently and with the least risk of contentious litigation, LICENSEE has requested the right to have any aggrieved party elect to have disputes be resolved outside the litigation process, to which, with some limitations, LICENSOR has agreed.

(b) Except as otherwise specifically modified by this Section 29, any dispute between LICENSOR and any of its affiliates, on the one hand, and LICENSEE and any of its affiliates, on the other, arising out of, relating to or referencing this Agreement or its breach in any way, including without limitation, any claim asserting a violation of statute or tort and any claim that this Agreement or any other of its parts is invalid, illegal or otherwise voidable or void, shall be subject to the dispute resolution provisions set forth in sections 29C, 29D and 29E of this Agreement or litigation; provided, however, that if the parties agree they may elect to resolve the dispute through litigation.

(c) "Affiliates", as used in this Section 29, includes without limitation all shareholders, partners, owners, direct and indirect parents and subsidiaries, all affiliates thereof, and all officers, directors, employees and agents of the foregoing, acting in the course of conducting business activities related to LICENSOR or LICENSEE, as the case may be.

(d) No provision in this section 29 shall affect the right of LICENSOR to take such action as it deems reasonably necessary to protect its Intellectual Property and goodwill and to seek provisional or ancillary remedies (such as injunctive relief or the appointment of a receiver) before, during or after the pendency of a mediation or arbitration.

B. Disputes Not Subject To Alternative Dispute Resolution.

The following disputes are not subject to the procedures stated in sections 29C, 29D and 29E of this Agreement:

(a) any dispute arising out of the LICENSEE's misuse of the Intellectual Property or any other mark or patent in which LICENSOR or any of its affiliates has an interest (provided, however, that prior to the commencement of any court proceedings, LICENSEE may elect to have the question of whether LICENSEE has complied with LICENSOR'S SPECIFICATIONS determined by arbitration, further provided, however, that no issues relating to the validity, ownership or protection of the Intellectual Property may be addressed or decided in such arbitration proceeding)

(b) or acts which otherwise violate LICENSEE's obligations under sections 4, 5(b), and 14 of this Agreement; and

(c) Any proceedings limited to requests for temporary or preliminary injunctive relief, pending the outcome of mediation or arbitration.

C. Written Notice of Unresolved Disputes -- "Notification of Dispute" Procedure.

Except as provided in section 29B above, prior to either party commencing arbitration or litigation, the injured party must first bring the dispute to the attention of the other party by delivering a written "Notification of Dispute." The Notification of Dispute shall specify the party's version of facts surrounding the dispute, the amount of damages and/or the nature of any injunctive or other relief such party claims. The party (or parties as the case may be) receiving a Notification of Dispute shall respond within 30 business days after receipt thereof (except in the case of a dispute has been the subject of a default notice given under Section 16 (b) or (c) hereof, for which a response shall be made within fifteen (15) business days), stating its version of the facts the relief sought by the party (the "Response Date"). Upon receipt of a Notification of Dispute and response under this section 29C, the parties shall use good faith efforts to resolve their dispute.

D. Option to Mediate Dispute.

(a) If a dispute outlined in a Notification of Dispute has not been resolved within 15 days of the Response Date, either party may initiate a mediation procedure in accordance with this section 29D during the period from 15 to 20 calendar dates after the Response Date by making a written request for mediation. The parties shall then jointly retain a mediator either by agreement or, in the absence of an agreement, as chosen by Franchise Arbitration and Mediation Services ("FAM") or the CPR Institute for Dispute Resolution.

(b) The object of any mediation is to assist the parties in reaching a prompt mutually acceptable resolution of the dispute. The mediation process shall be concluded within ten business days of the day the request for mediation is made, unless the parties otherwise agree. Any and all discussions, negotiations, findings or other statements by the mediator and/or the parties made in connection with the mediation shall be privileged and confidential and shall not be admissible into evidence in any litigation or arbitration.

(c) All mediation proceedings shall take place in Chicago, Illinois , or such other location as the parties agree. The expenses of the mediation service shall be borne equally by LICENSOR and LICENSEE, and all other expenses relating to such mediation shall be borne by the party incurring them.

E. Arbitration.

(a) Except as provided in section 29B above, any dispute between LICENSOR and any of its affiliates, on the one hand, and LICENSEE and any of its affiliates, on the other, arising out of, relating to or referencing this Agreement or its breach in any way, including without limitation, any claim asserting a violation of statute or tort or any claim that this Agreement or any other of its parts is invalid, illegal or otherwise voidable or void, shall, (unless both parties' agree to litigate the dispute) be resolved by submission to binding arbitration before a neutral arbitrator selected by the parties in accordance with FAM's referral procedures and Arbitrator Referral Guidelines. If FAM is unable to refer suitable arbitrators to arbitrate the dispute, then the dispute will be arbitrated under the rules of the American Arbitration Association ("AAA") in accordance with its Commercial Arbitration Rules. The arbitration shall be conducted in Chicago, Illinois, before a panel of three neutral arbitrators each of whom has at least fifteen years of professional service experience (i.e., public accountant, lawyer or judge). The arbitration award shall be final and binding on the parties, and judgment on the award may be entered in any Federal or State court having jurisdiction.

(b) This arbitration provision shall survive the expiration or termination of this Agreement. LICENSOR and LICENSEE agree that arbitration shall be conducted on an individual, and not a class-wide or multiple plaintiffs, basis. No punitive or exemplary damages shall be awarded against either LICENSOR or LICENSEE, or entities related to either of them, in an arbitration proceeding or otherwise, in excess of 50% of the amount of any compensatory damages actually awarded..

F. Court Proceedings.

(a) If in an action that may be litigated in court, the opposing party shall raise a legally sufficient claim by way of defense, cross-claim or counterclaim which is otherwise subject to the dispute resolution provisions of this Section 29, the court hearing the matter shall proceed to adjudicate the issues before it; provided, however, that the court may elect to defer to the dispute resolution procedures set forth herein with respect to any such defense, counterclaim or cross-claim, so long as the use of all such dispute resolution procedures are be completed within 60 days (or such longer period, not to exceed 180 days as may be mutually agreed to by the parties) from the date the claim invoking those alternative dispute resolution procedures is first asserted.

(b) ANY AND ALL COURT PROCEEDINGS BETWEEN THE PARTIES HEREOF SHALL BE BROUGHT IN, AND ONLY IN, A FEDERAL OR STATE COURT OF COMPETENT JURISDICTION IN CHICAGO, ILLINOIS, AND LICENSOR AND LICENSEE HEREBY CONSENT TO THE EXERCISE OF JURISDICTION BY SUCH FEDERAL OR STATE COURTS.

(c) NO PUNITIVE OR EXEMPLARY DAMAGES SHALL BE AWARDED AGAINST EITHER LICENSOR OR LICENSEE, OR ANY AFFILIATES OF EITHER OF THEM, IN ANY PROCEEDING ARISING UNDER SECTION 29B HEREOF, IN EXCESS OF 50% OF ANY COMPENSATORY DAMAGES ACTUALLY AWARDED BY THE COURT.

G. Business Judgment.

The parties hereto recognize, and any mediator or arbitrator is affirmatively advised, that certain provisions of this Agreement describe the right of LICENSOR or LICENSEE to take (or refrain from taking) certain actions in a commercially reasonable manner. Where such discretion has been exercised, and is supported by the reasonable business judgment of LICENSOR or LICENSEE, neither a mediator nor an arbitrator shall substitute his or her judgment for the judgment so exercised by LICENSOR or LICENSEE.

30. Cost of Enforcement or Defense. If any dispute arises between the parties hereto relating to the interpretation, enforcement or performance of this Agreement, each party in an arbitration or litigation shall be responsible for its own attorney's fees and all other expenses incurred by such party in connection therewith.

31. Recitals. The Recitals are hereby incorporated herein by this reference and made a part hereof.

Wilbert Funeral Services Inc. Execution Page

IN WITNESS WHEREOF, the LICENSOR and LICENSEE each has caused this Agreement to be executed by its duly authorized officers as of the date specified above and this Agreement shall be effective as of the date specified below.

LICENSEE

By:	ATTEST:
______________________________	______________________________
(Its) PRESIDENT	(Its) SECRETARY

ADDRESS FOR NOTICE
TO LICENSEE: ______________________________

____

____

Fax No. ______________________________

Tel No. ______________________________

WILBERT FUNERAL SERVICES, INC. (an Illinois Corporation)
LICENSOR

By:	ATTEST:
______________________________	______________________________
(Its) PRESIDENT	(Its Secretary)

***Effective Date:**______________________________

*To be completed by Wilbert Funeral Services, Inc. after execution by LICENSEE and delivery of all required documentation by Licensee.

INDEX

EXHIBIT A

UNITED STATES TRADEMARKS AND REGISTRATIONS

Wilbert Funeral Services, Inc.
TRADEMARKS AND REGISTERED TRADEMARKS

MARK/NAME	PRODUCT	STATUS	SYMBOL
CAMEO ROSE	Burial vault, urn vault,	Registered trademark	®
CITADEL	Burial vault	Trademark	™
CONTINENTAL	Burial vault	Registered trademark	®
CONTINENTAL (Logo)		Registered trademark	®
CONTINENTAL BY WILBERT	Burial vault	Registered trademark	®
MARBELON	Burial vault and urn vault finish	Trademark	™
MEMORIALIZATION PLUS	Feature of a burial vault, namely a brass tube capable of housing personal writings	Registered trademark	®
MEMORIALIZATION PLUS (Logo)		Trademark	™
ROSE EMBLEM (Cameo Rose Sculpted Rose)	Sculpture	Registered trademark	®
MONTICELLO	Burial vault, urn vault	Registered trademark	®
MONTICELLO BY WILBERT	Burial vault, urn vault	Registered trademark	®
SALUTE	Burial vault, urn vault	Registered trademark	®
SOLDIER and Flag Design		Trademark	™
SST/TRIUNE	Burial vault, urn vault	Registered trademark	®
S-S-T/TRIUNE	Burial vault, urn vault	Registered trademark	®
STRENTEX	Plastic liner	Registered trademark	®
SUPERSEAL	Butyl sealing material	Registered trademark	®
THE WILBERT BRONZE	Burial vault	Registered trademark	®
TRILON	ABS Plastic liner	Registered	®

		trademark	
TRIUNE	Burial vaults, urn vaults	Registered trademark	®
TRIUNE (Logo)		Registered trademark	®
UNIDEX	Adhesive	Registered trademark	®
VENETIAN	Burial vault, urn vault	Registered trademark	®
VETERAN TRIUNE	Burial vault, urn vault	Registered trademark	®
WILBERT (Trade name)		Registered trademark	®
WILBERT (Logo)		Registered trademark	®
WILBERT CONTINENTAL (Logo)		Registered trademark	®
WILBERT LEGACY SERIES PRINTS	Adhesive images used to personalize the covers of urn vaults and burial vaults	Trademark	™
WILBERT LEGACY SERIES PRINTS (Logo)		Trademark	™
WILBERT MARBELON AND DESIGN	Plastic Urns	Registered trademark	®
WILBERT MONTICELLO (Logo)	Burial vault, urn vault	Registered trademark	®
WILBERT S+S+T/TRIUNE (Logo)	Burial vault, urn vault	Registered trademark	®
WILBERT TRIUNE (Logo)		Registered trademark	®
WILBERT VENETIAN (Logo)	Burial vault, urn vault	Registered trademark	®

MEXICAN TRADEMARKS AND REGISTRATIONS

VETERAN TRIUNE	Burial vault / urn	Registered Trademark	®
SOLDIER and Flag Design		Trademark	™

CANADIAN TRADEMARKS AND REGISTRATIONS

MONTICELLO BY WILBERT	Burial vault / urn vault	Trademark	™
WILBERT (Trade name)		Registered trademark	®
VETERAN TRIUNE	Burial vault / urn vault	Trademark	™
SOLDIER and Flag Design		Registered trademark	®
CONTINENTAL	Burial vault	Registered trademark	®
MEMORIALIZATION PLUS	Feature of a burial vault, namely, a brass tube for housing personal writings	Registered trademarks	®
MEMORIALIZATION PLUS and Triangle Design	Feature of a burial vault, namely, a brass tube for housing personal writings	Trademark	™
WILBERT TRIUNE (Logo)		Trademark	™
WILBERT CONTINENTAL (Logo)		Trademark	™
MARBELON	Burial vault and urn vault finish	Registered trademark	®
STRENTEX	Plastic liners	Registered trademark	®
SST/TRIUNE	Burial vault / urn vault	Registered trademark	®
TRIUNE	Burial vault / urn vault	Registered trademark	®
VENETIAN	Burial vault / urn vault	Registered trademark	®
UNIDEX	Adhesive	Registered trademark	®

EXHIBIT B

UNITED STATES TRADEMARKS AND REGISTRATIONS

MARK/NAME	PRODUCT	STATUS	SYMBOL
ARGUS	Urns – Golden & Mahogany	Trademark	™
AVONDALE	Urns and miniature urns	Trademark	™
BELMONT	Urn	Registered Trademark	®
CAMEO ROSE	Pendant	Trademark	™
CREMATION CHOICES	Merchandising program and promotional materials	Trademark	™
CREMATION CHOICES	Prerecorded video tapes and manuals featuring the subject of cremation and cremation products	Registered trademark	®
LIFE EXPRESSIONS	Urn emblems, urn vault emblems, burial vault emblems, emblems	Trademark	™
LIFE'S REFLECTIONS	Decorative vinyl appliqués applied to burial vaults and urn vaults	Registered trademark	®
LIFE'S TREASURES	Jewelry	Trademark	™
LIFESCENES	Urn and urn panels	Registered trademark	®
LOVED AND CHERISHED	Casket/vault combination	Registered trademark	®
LOVED AND CHERISHED & BEAR DESIGN	Illustration	Registered trademark	®
LOVED AND CHERISHED PENDANT	Jewelry	Trademark	™
MARBELON (Please see UNIVERSAL)	Plastic Urn		

MONARCH (Logo)		Registered trademark	®
MONARCH COMPANION	Concrete Burial Containers	Registered trademark	®
ROSE EMBLEM (Cameo Rose Sculpted Rose)	Sculpture	Registered trademark	®
MOONSTONE	Urn	Registered trademark	®
PURITY	Urn	Registered trademark	®
REGAL	Urn	Registered trademark	®
RESURRECTION URN	Urn	Trademark	™
SALUTE	Urn, plastic urn vault	Registered trademark	®
SOLDIER and Flag Design		Trademark	™
STRONGHOLD	Vault cart	Trademark	™
SYMBOLS OF FREEDOM URN	Urn	Trademark	™
THE WATER LILY	Urn and urn memento	Trademark	™
TRANQUILITY	Urn	Registered trademark	®
TRIBUTE	Urn	Registered trademark	®
UNIVERSAL	Plastic Urn vault	Registered trademark	®
WILBERT ACADEMY	Training program	Service Mark	SM
WILBERT ACADEMY (Logo)		Trademark	™
WILBERT FOUNDATION (Logo)		Trademark	™
WILBERT FOUNDATION	Charitable Services	Trademark	™
WILBERT MARBELON AND DESIGN	Plastic Urn Containers	Registered trademark	®
WILBERT MEMORIAL SERIES	Miniature urns, personal remembrance items	Trademark	™
WILBERT MEMORIAL SERVICES	Graveside Service	Service mark	SM
WILBERTWAY (Logo)	Graveside Service	Registered trademark	®
WILBERT-WAY	Graveside Service and lowering device	Trademark	™
WINDWALKER URN	Urn	Trademark	™

MEXICAN TRADEMARKS AND REGISTRATIONS

LOVED & CHERISHED	Casket / vault combination	Registered Trademark	®

CANADIAN TRADEMARKS AND REGISTRATIONS

LOVED & CHERISHED	Casket / vault combination	Trademark	™
MONARCH	Concrete burial container	Registered trademark	®
WILBERT FOUNDATION	Charitable Services	Trademark	™
ARGUS	Urn	Trademark	™
RESURRECTION URN	Urn	Trademark	™
AVONDALE	Urn	Trademark	™
SYMBOLS OF FREEDOM URN	Urn	Trademark	™
WINDWALKER URN	Urn	Trademark	™
CHERUB	Combination casket and burial vault	Registered trademark	®
REGAL	Urn	Registered trademark	®
TRIBUTE	Burial vault / Urn vault	Registered trademark	®

EXHIBIT C

PATENTS
WILBERT PATENTS AND COPYRIGHTS

A. Patents

Patent Number / Application No.	Title	Issue/Filing Date	Type
5157817	Plastic Lined Concrete Structure	10/29/1992	Product
5203810	Method of Making a Plastic Lined Concrete Structure	4/20/1993	Method
10/093583 (Application No.)	Record Receptacle for a Burial Vault	03/08/2002 (filing date)	Process
10/633056 (Application No.)	Record Receptacle for a Burial Vault	07/31/2003 (filing date)	Apparatus
10/633454 (Application No.)	Record Receptacle for a Burial Vault	07/31/2003 (filing date)	Process
10/633394 (Application No.)	Record Receptacle for a Burial Vault	07/31/2003 (filing date)	Process

B. Copyrights:

Title of Work	Registration Number	Registration Date
Loved and Cherished and Bear Design	VA 1113587	07/16/2001
Wilbert Website	VA 1231972	08/22/2003
Cremation Graveside Image	VAu611891	12/22/2003
Cremation Choices Catalog 2003 Photography Collection Two	VAu609657	12/22/2003
Cremation Choices Catalog 2003	VAu594290	09/19/2003

Additional Patents/Applications

Cremation Urn Lid with Dragon Emblem
Patent No. US D454,676
Date of Patent 3/19/2002
Filed 6/27/2001

Cremation Urn Lid with Dragon Emblem
Canadian Industrial design serial # 99124
Pending

Cremation Urn Lid with Emblem
Patent No. US D446,901
Date of Patent 8/21/2001
Filed 9/12/2000

Cremation Urn Lid with Emblem

Canadian Industrial design serial # 96506
Pending

Cremation Urn Lid with Golf Emblem
Patent No. US D454,420
Date of Patent 3/12/2002
Filed 6/27/2001

Cremation Urn Lid with Golf Emblem
Canadian Industrial design serial # 99123
Pending

Cremation Urn Lid with Peacock Emblem
Patent No. US D455,885
Date of Patent 4/16/2002
Filed - 6/27/2001

Cremation Urn Lid with Peacock Emblem
Canadian Industrial design serial # 99125
Pending

Canadian Patent Application for Record Receptacle for a Burial Vault Canadian application #2,421,198 Pending

Canadian Patent for Casket-Placer and Casket-Lowering Apparatus (Expired)
Patent No. 1182990
Date of Patent 2/26/1985
Filed – 8/18/1982

Additional Copyrighted Items

Cremation Choices Catalog of Photography Collection Three
Registration number - Vau627-943
Registration date - 6/9/2004

Cremation Choices Catalog
Control #61-321-2184(W) (in review)
Application received by office 7/16/2004

Title: Solutions Display Photography August 04
Application sent 09.23.04
Received by Copyright office on October 12, 2004

Title: Graveside Photography-Batch 1 November 04
Application sent: 12.06.04
Received by Copyright office on December 06, 2004

EXHIBIT D

CREDIT POLICY

Purpose:
To establish guidelines for:

- Setting credit limits
- Controlling the amount of credit extended
- Establishing alternative credit options available for special purchases
- Collection of past due accounts

This credit policy is a guide and does not profess to cover every possible situation. No policy or procedure can replace professional judgment or seasoned experience.

Objectives:
1. To extend credit to and collect money owed from our Licensees' within the time frame of the sales terms specified on the invoice; while treating all Licensees' in a consistent and equitable manner.
2. To expedite credit decisions so as not to delay the shipment of orders.
3. To minimize bad debt losses.
4. To minimize our carrying costs of accounts receivables.
5. To be proactive in notifying our Licensees of balances due and consequences of non-payment.
6. To be sensitive to the Licensee/Shareholder relationship.

Establishing Credit Limits:
Credit Limits will be established in an amount equal to 2 months of a Licensees average monthly purchases. The monthly average will be calculated using a rolling 12 months. Credit limits will be reviewed and/or updated as needed.

Standard Terms of Sale:

- Our standard terms of sale on all non-liner load shipments is the 10th of the following month. Example: Invoice date of 8/15/1999 is due 9/10/1999. Invoice date of 8/5/1999 is due 9/10/1999.
- Our standard terms of sale on liner load shipments is net 30 days from the date of shipment. A cash discount of $1.75 per Strentex and ABS base liner is allowed if paid within the 30-day terms and the balance of the account is current. Example: A Licensee pays for a liner load within the 30 day terms but has unpaid invoices aging 45 and 60 days sitting on his/her account. This Licensee will not be allowed to take the discount.

Special Billing Terms:

30-60 Terms: Available to Licensees whose average monthly volume is not large enough to use a full truckload of liners in less than two months. They can take the cash discount of $1.75 per base liner, if they pay in two equal installments on the 30th and 60th day after shipment. To remain eligible for these delayed billing terms; the Licensee must keep the balance of the account current, and must not have more than one liner load open at a time.

30-60-90 Terms: Available to Licensees whose average monthly volume is not large enough to use a full truckload of liners in less than three months. They can take the cash discount of $1.75 per base liner, if they pay in three equal installments on the 30th, 60th, and 90th day after shipment. To remain eligible for these delayed billing terms; the Licensee must keep the balance of the account current, and must not have more than one liner load open at a time.

Forms & Equip.: Special credit terms are allowed to assist Licensees with the opportunity to reinvest back into their businesses by purchasing new forms and equipment manufactured by WFS, Inc. only:

1) Delayed billing terms of 30-60 or 30-60-90 are available on equipment purchases amounting to at least 50% of a Licensee's average monthly purchases.
2) A six-month installment note is available at prime rate for purchases of equipment that amount to 100% or more of a Licensee's average monthly purchases.
3) A 12 or 18 month lease purchase at an interest rate of 2% over prime is also available to those Licensees who do not qualify for the above or who desire an extended payment plan.

To remain eligible for these delayed billing terms; a Licensee must keep the balance of the account current.

Please understand that any amount aging beyond the 'Standard Terms of Sale' is considered PAST DUE!! If past due amounts exist on a Licensee's account, the Licensee will not be eligible to take liner load discounts nor be eligible for the 'Special Billing Terms' noted above. However, we will allow a grace period for assessing finance charges. We will begin assessing finance charges on invoices aging 60 days and older.

Extending Credit & Collecting Past Due Balances:

A Licensee will be allowed to purchase items up to her/his approved credit limit with the understanding that payments on each of the underlying invoices will be paid within the terms of the sale (see 'Standard Terms of Sale'). When a newly placed order plus the existing account balance exceed the credit limit, the credit department must do a manual release of the order. Prior to the manual release, the credit department should inform the Licensee that they have exceeded their credit limit and make an arrangement for payment.

In the section of the Intellectual Property Agreement labeled "DEFAULT AND TERMINATION", paragraph 14(b) states "in the event LICENSEE fails to pay royalties, or for the purchase of goods, or other monies due LICENSOR," the LICENSOR shall have the right to terminate the license upon giving a 30-day written notification. The written notification can be sent once an account is past due. Past due for Royalties means beyond the 10th day after the close of each calendar month (see 'Non-payment of Royalties & Dues'). Past due for the purchase of goods means beyond our standard terms (see 'Standard Terms of Sale').

Duly noting the information contained in the Intellectual Property Agreement spelled out above, we will strictly adhere to the following policy:

If an account balance contains an amount aging over 30 days, then the account will not be eligible for liner discounts nor 'Special Billing Terms'. As a reminder, a notice stating the above will be mailed with the month-end statement.

If an account balance contains an amount aging over 60 days, then a call will be made to such Licensee asking for the payment of the past due balance. Even if the Licensee has not exceeded the credit limit, payment of the over 60-day balance will still be required. Finance charges will be assessed by the 15th of the month on amounts aging 60 days and older. A notice will be mailed to the owner, with the month-end statement, informing her/him that past due balances must be paid.

If an account balance contains an amount aging over 90 days, then a call will be made to such Licensee informing her/him that all future shipments will be shipped COD plus a premium, until payment is received for all Past Due balances (all balances 31 days and older). The premium of 25% for liner loads and 50% for non-liner loads, is used to reduce the oldest outstanding invoices.

If an account balance contains an amount aging over 120 days, then a call will be made to such Licensee informing her/him that all future shipments will be held until all Past Due balances (31 days and older) are paid. Additional financing in the form of an installment note will be considered depending upon the financial stability of the Licensee. If additional financing is not warranted, then a written notification of termination of the license agreement will be sent.

Installment Note & Assignment of License Agreement: Not Available

If a Licensee has a balance that ages over 120 days, and the Licensee can not pay the amount of the over 120 day balance; then the Licensee may be offered the option of being placed onto a note as a last resort prior to termination of the license agreement. In return for receiving an installment note, the Licensee must assign her/his Trademark & Monarch License Agreements to WFS, Inc, and personally guarantee the loan.

To qualify for an Installment Note, a licensee must forward her/his most recent set of financial statements, and submit a business plan with financial projections. If approved, the Note will carry an interest rate of prime +5% and will be for a maximum of two years. (Rate is subject to change)

During the term of the Installment Note, a Licensee:

1) Will receive all non-liner load orders on a COD basis or must prepay at the time of the order.
2) Will receive liner loads after prepaying for ½ of the order amount and paying the balance within 30 days.

3) Will adhere to the Installment Note payment schedule. If two note payments are delinquent all shipments will be held and steps to terminate the license will commence.

A Licensee on an Installment Note will never have an account balance which ages beyond 30 days.

Not Sufficient Funds (NSF) Check:
If a Licensee sends in a check that is later determined to be NSF, a charge of $100 will be billed to the Licensee to cover administrative and bank charges. If our credit experience has been bad with this Licensee, then all future payments must be sent by certified checks in advance of shipment until the account becomes current.

Finance Charges:
On the last day of each month an aged trial balance containing all Licensees' accounts is run. All unpaid invoices aging 60 days and older are assessed a finance charge of 1.75% per month until paid. (Rate is subject to change)

Non-payment of Royalties & Dues:
Paragraph 8 (b) of the Intellectual Property Agreement states that the "LICENSEE agrees to submit to LICENSOR within 15 days after the close of each calendar month a written report (on forms to be supplied by LICENSOR) showing the burial vaults manufactured and sold under the Trademarks, together with the royalties due LICENSOR." If the Licensee fails to submit the report and royalties due within the 15 days specified above, then paragraphs 16(b),(c) and (d), as the case may be, of the Intellectual Property Agreement allows the LICENSOR the right to terminate the license upon 10, 15 or 30 days written notification, respectively.

Our policy will require the report and royalties to be received within 30 days after the close of the month. If the report and royalties are not received within the 30 days, then all future shipments will be held. If non-payment continues, then a written notification of termination of the license agreement will be sent.

HIGHLIGHTS OF REVISED CREDIT POLICY
EFFECTIVE 1/1/2000

Policy Objectives	Extend credit within 'Sales Terms' specified on the invoice.
Credit Limits	Pay amount that exceeds the credit limit regardless of the invoice date.
Standard Terms	Non-Liner load remains the 10th of the following month. Liner load remains net 30 days from date of shipment. Past Due means any invoice not paid within these 'Standard Terms'
Special Billing Terms	Must meet liner usage requirements to be eligible. Must keep the balance of the account current.
Terms for Forms & Equip.	30-60 terms available on purchases amounting to 50% of average monthly purchases. 30-60-90 on 100% of average monthly purchases. Lease purchase available at prime +2%.
+30 Day Balance	No liner discounts or special terms allowed if a balance exists.

	A reminder notice will be sent to the A/P person with the month-end statement.
+60 Day Balance	Past due balances of +30 and +60 days must be paid. A reminder notice will be sent to the owner with the month-end statement.
+90 Day Balance	All future orders will be COD + premium until the account is current.
+120 Day Balance	All future shipments will stop until all past due balances are received. Note eligibility will be considered. A written notification of License termination will be sent.
Notes	Eligibility will be reviewed. Interest at prime + 5%.
NSF Checks	A fee of $100 will be charged. Future payments by certified check in advance of shipment until account is current.
Finance Charges	On the last of each month a charge of 1.75% will be assessed on invoices aging over 60 days.
Non-payment of Royalties & Dues	If payment is not received within 30 days following the close of the month, shipments of all material will stop. If nonpayment continues, then a written notification of License termination will be sent.

EXHIBIT E

STANDARDS AND SPECIFICATIONS

See CD delivered herewith.

Effective Date: **March 4, 2005**

EXHIBIT F

NAME, ADDRESS AND TERRITORY OF SUB-LICENSEES

EXHIBIT F-1

NAME, ADDRESS AND TERRITORY OF DISTRIBUTORS

EXHIBIT G

MINIMUM SALES CALCULATION FORM

Licensee Name

Licensee #

Please see section 10. Minimum Sales for complete explanation of calculation

Year	Actual Unit Sales	Sales Included in Calc. Avg	3 Year Average	Minimum Number
2002 (A)		(A)		
2003 (B)		(B)		
2004 (C)		(C)		
2005 (D)		(D)		Avg. x 80% = Minimum #
2006 (E)		(E)		Avg. x 80% = Minimum #
2007 (F)		(F)		Avg. x 80% = Minimum #
2008 (G)		(G)		Avg. x 80% = Minimum #
2009 (H)		(H)		Avg. x 80% = Minimum #
2010 (I)		(I)		Avg. x 80% = Minimum #
2011 (J)		(J)		Avg. x 80% = Minimum #
2012 (K)		(K)		Avg. x 80% = Minimum #
2013 (L)		(L)		Avg. x 80% = Minimum #
2014 (M)		(M)		Avg. x 80% = Minimum #
2015 (N)		(N)		Avg. x 80% = Minimum #

EXHIBIT H

FORM OF LIMITED WARRANTIES

See Attached Vault, Urn Vault and Loved & Cherished Warranties

EXHIBIT I

TRANSFER POLICIES and ASSIGNMENT FORM

Prior to any reported license transfer, the Assignor must receive written consent from the Licensor (Wilbert Funeral Services, Inc.). The information listed below must be received at least 60 days before proposed closing and before approval is given.

Documentation Required of Assignor (Seller)

1) Assignor must submit the to-be executed copy of the Agreement of Sale of burial vault and urn business assets between Assignor and Assignee (buyer). Assignor needs to notify WFSI at least 60 days before closing to allow for adequate time to resolve any potential problems. Any executed agreement must state that it is of no force and effect unless, and until, WFSI has consented to the transfer.

2) Assignor licensee must certify that it is selling a controlling interest; that there are no outstanding defaults and that ~~it~~ they, along with any sub-licenses and distributors, are in Good Standing as defined in the license agreement. Assignor must also certify that to the extent relevant, the information regarding pre-need and sublicenses and distributors is accurate and complete, and will cooperate with WFSI to the extent additional documents or information is needed.

3) If Assignor is a corporation, LLC, or limited partnership, they must submit a Certificate of "Good Standing" issued by the Secretary of State of the state of incorporation or organization of Assignor.

4) If Assignor is a corporation / LLC / or limited partnership, they must submit a resolution of the Board of Directors / or a resolution of the managers / or a resolution of the partners, authorizing the sale of the burial vault and urn business assets and assignment of the Wilbert Intellectual Property Agreement, certified by the Secretary of the Corporation.

5) If Assignor is a corporation / LLC / or limited partnership, they must submit a resolution of the shareholders / a resolution of the managers / a resolution of the partners, authorizing the sale of the burial vault and urn business assets and assignment of the Wilbert Intellectual Property Agreement, certified by the Secretary of the Corporation. (Only in the event such assets constitute all or the major portion of the Assignor's assets, i.e., a "bulk sale").

   A. If the Assignor is a LLC, an executed copy of the operating agreement, as amended, in force at the present date must be submitted.

   B. If the Assignor is a partnership, an executed copy of the Partnership Agreement, as amended, in force at the present date must be submitted.

6) Release of Wilbert Funeral Services by Assignor.

7) Executed ASSIGNMENT AND ASSUMPTION FORM BY ASSIGNOR AND ASSIGNEE with license agreement as then in effect attached or referenced.

8) All outstanding debts of the Assignor due WFSI are due upon closing.

Documentation Required of Assignee (Buyer)

1) If Assignee is a corporation, they must submit a Certificate of "Good Standing" issued by the Secretary of State of the state of incorporation of Assignee and certificate of "Good Standing" or registration issued by the Secretary of State where business is being done.

2) If Assignee is a corporation, they must submit a resolution of the Board of Directors authorizing the purchase of the burial vault and urn business assets and assignment of the Wilbert Intellectual Property Agreement, certified by the Secretary of the corporation and assumption of the obligations of the Assignor under the license agreement

3) If Assignee is a corporation, they need to send a certified copy of the corporate charter and by-laws of corporation

4) If Assignee is a corporation, they need to send a statement of shareholders of corporation, the number of corporate shares held by each, and the total shares outstanding.

5) If Assignee is a corporation, they need to send a list of officers and directors of corporation, certified to by the Secretary of the corporation.

   A. If Assignee is a partnership, then they need to send an executed copy of the Partnership Agreement, as amended, in force at the present date. They need to identify the partners and any officers of the partnership.

   B. If Assignee is a LLC, then they need to send an executed copy of the articles of organization and operating agreement, as amended, in force at the present date. They also need to identify the managers of the LLC.

6) Financial statements (balance sheet, income statement and cash flow statement) for the last three years, assuming the Purchaser has been in business for that period of time. If not, then the lesser period actually in business.

7) If Purchaser's business is unrelated to the burial vault and urn business, a description of Purchaser's business is to accompany the financial statements submitted.

8) Information regarding proposed financing for acquisition of Licensee

9) Executed Assignment and Assumption agreement form with license agreement as then in effect attached.

10) Legal opinion regarding enforceability of the Assumption form submitted.

11) Pro Forma Financial Statements - The operating forecast for the first year of operation, consisting of the forecasted statements of income and cash flow, together with the forecasted balance sheet at year-end. The balance sheet should include the liabilities to be incurred as a result of the purchase; i.e., bank loans, note(s) to the selling Licensee, etc.

12) The personal financial statements of the principal operating shareholders or partners of the Purchaser. Whether they or the Assignee entity have filed for bankruptcy etc in the last 5 years. If the financial information provided does not support the obligations of the business being assumed WFSI may require personal guarantees.

13) The name, title and past experience in funeral service of the management personnel who will be operating under the Intellectual Property Agreement after assignment. Name, address, and phone number of business and banking references (business experience and reputation).

14) A listing of any sub-licenses, branches, and/or distributors the Assignee intends to utilize in their business.

NOT LATER THAN SIXTY (60) DAYS AFTER ALL OF THE REQUIRED DOCUMENTS ARE RECEIVED, THE PRESIDENT OR EXECUTIVE VICE PRESIDENT OF WFSI WILL SEND A WRITTEN FORM OF CONSENT, OR DISAPPROVAL, OR SEEK ADDITONAL INFORMATION, TO THE ASSIGNOR WITH A COPY TO THE ASSIGNEE.

EXHIBIT I-1
DOCUMENTATION REQUIRED IF ASSIGNOR IS A
PARTICIPANT IN THE WILBERT GUARANTEED
BURIAL VAULT PROGRAM

A. Licensee to provide a detailed record of the outstanding Certificates Of Presale as of the date of sale, together with the Licensee's copies of the following:

1. The executed Certificates Of Pre-Sale, and
2. The executed Supply Agreements.

B. If the Purchaser wishes to participate in the Program, both Seller and Purchaser must execute the attached assignment form (Wilbert Guaranteed Burial Vault Program Participation Assignment Form - A). One copy of the detailed record listing the outstanding Certificates of Pre-Sale as of the date of sale, together with the Licensee's executed copies of the respective Certificates Of Pre-Sale and Supply Agreements, are to be attached to the Purchaser's copy of Assignment Form – A. Upon closing, duplicate copies of the of the executed Assignment Form - A and detailed record of outstanding Certificates Of Pre-Sale, are to be forwarded to Wilbert Funeral Services, Inc. along with the various License Agreements to be transferred.

C. If the Purchaser does not wish to participate in the Program, both Seller and Purchaser must execute the attached assignment form (Wilbert Guaranteed Burial Vault Program Participation Assignment Form – B). One copy of the detailed record listing the outstanding Certificates of Pre-Sale as of the date of sale, together with the Licensee's executed copies of the respective Certificates Of Pre-Sale and Supply Agreements, are to be attached to Assignment Form – B, and forwarded to Wilbert Funeral Services, Inc., accompanied by the various License Agreements to be transferred.

Wilbert Guaranteed Burial Vault Program
Participation Assignment Form – A

This Agreement, entered into between ____________________________ ("Licensee"), Wilbert Funeral Services, Inc., ("Licensor") and _________________________ ("Purchaser").

WHEREAS, Licensee is a party to a license agreement with Licensors, dated ____________, 20___ whereby, and, in light of any sub-licenses entered into by Licensee, Licensee has the exclusive right to sell Wilbert® brand name burial vaults within a specified territory ("Territory"); and

WHEREAS, Licensee is a party to a participation agreement with Licensors, dated _____________, 20___ whereby, Licensee has become a participant in the Wilbert Guaranteed Burial Vault Program ("Program");

WHEREAS, pursuant to Licensee's participation in the Program, Licensee has entered into Wilbert Guaranteed Burial Vault Supply Agreements ("Supply Agreements") with certain Funeral Provider customers and has executed Wilbert Guarantee Burial Vault Certificates Of Pre-Sale ("Certificates") with those certain Funeral Provider customers;

WHEREAS, Licensee has entered into an agreement to transfer those License Agreements with Licensors as part of an agreement to sell Licensee's burial vault business and assets associated to the burial vault business, to _________________________________ ("Purchaser");

WHEREAS, Purchaser wishes to participate in the Program, receiving an assignment of those Supply Agreements executed by Licensee, and the outstanding Certificates Of Presale issued by Licensee under the terms of the Supply Agreements;

NOW, THEREFORE, the parties agree as follows:

1. Licensee agrees to transfer his rights under the terms of the Participation Agreement and Supply Agreements with his Funeral Provider customers, to Purchaser provided Licensors agree to such assignment;

2. Purchaser agrees to assume the responsibility for servicing and billing those outstanding Certificates Of Pre-Sale in accordance with the terms of the Supply Agreement, in exchange for the right to participate in the Program;

3. Licensors agree to issue to Purchaser a Participation Agreement covering those outstanding Supply Agreements and Certificates Of Pre-Sale issued by Licensee, in the form and containing the terms of the Participation Agreement currently being issued by Licensors'.

Dated _______________, _____

______________________________	______________________________
(Licensee Name)	(Licensee Signature & Title)
______________________________	______________________________
(Purchaser Name)	(Purchaser Signature & Title)

Wilbert Funeral Services, Inc.

By:______________________________
(President)

Wilbert Guaranteed Burial Vault Program
Participation Assignment Form – B

This Agreement, entered into between ____________________________ ("Licensee"), Wilbert Funeral Services, Inc., ("Licensors") and _________________________ ("Purchaser").

WHEREAS, Licensee is a party to a license agreement with Licensors, dated ____________, 20___ whereby, and, in light of any sub-licenses entered into by Licensee, Licensee has the exclusive right to sell Wilbert® brand name burial vaults within a specified territory ("Territory"); and

WHEREAS, Licensee is a party to a participation agreement with Licensors, dated _____________, 20___ whereby, Licensee has become a participant in the Wilbert Guaranteed Burial Vault Program ("Program");

WHEREAS, pursuant to Licensee's participation in the Program, Licensee has entered into Wilbert Guaranteed Burial Vault Supply Agreements ("Supply Agreements") with certain Funeral Provider customers and has executed Wilbert Guarantee Burial Vault Certificates Of Pre-Sale ("Certificates") with those certain Funeral Provider customers;

WHEREAS, Licensee has entered into an agreement to transfer those License Agreements with Licensors as part of an agreement to sell Licensee's burial vault business and assets associated to the burial vault business, to __________________________________ ("Purchaser");

WHEREAS, Purchaser does not wish to participate in the Program.

NOW, THEREFORE, the parties agree as follows:

1. Purchaser hereby states that he does not wish to participate in the Program.

2. Licensee agrees to transfer his rights in accordance with the terms of the Participation Agreement and Supply Agreements with his Funeral Provider customers, to Licensors;

3. Purchaser hereby agrees to Licensee's transfer of his rights to Licensors (Licensors assume the responsibility for servicing and billing those outstanding Certificates Of Pre-Sale) in accordance with the terms of the Supply Agreement issued by Licensee under the Program;

Dated _______________, _____

______________________________	___________________________
(Licensee Name)	(Licensee Signature & Title)
______________________________	___________________________
(Purchaser Name)	(Purchaser Signature & Title)

Wilbert Funeral Services, Inc.

By:______________________________
(President)

EXHIBIT I-2
INTELLECTUAL PROPERTY AGREEMENT,
ASSIGNMENT AND ASSUMPTION

This Assignment and Assumption is made and entered into as of ________________, _____ by and between ______________________, a ________________________ Corporation (the "Assignor"), and ________________________, a ________________________ Corporation (the "Assignee").

PREMISES

The Assignor is a party to the Wilbert Funeral Services, Inc. Intellectual Property Agreement dated as of ______________________, 2005 (the "License Agreement") between Assignor and Wilbert Funeral Services, Inc., an Illinois corporation as Licensor ("Wilbert");

The Assignor and the Assignee are parties to the ______________________ (Purchase Agreement) dated as of ______________________, between Assignor and Assignee which provides for the sale of substantially all of the business assets of Assignor and Assignee employed in or relating to the manufacture and sale of Wilbert products under the License Agreement (the "Purchase Agreement").

The Assignor and the Assignee are desirous of obtaining Wilbert's consent to the transfer of all of Assignor's rights under the License Agreement to the Assignee, and the assumption by Assignee of all of the obligations of the Assignor with respect to the License Agreement, in connection with the transfer by the Assignor to the Assignee of all of the (assets or stock) as set forth in the Purchase Agreement.

In consideration of the premises, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and in order to induce Wilbert to consent to the transfer, the Assignee and Assignor hereby agree and warrant as follows:

1. The above Premises are hereby incorporated herein by reference.

2. Attached hereto is a true and correct copy of the License Agreement as in effect on the date hereof. All capitalized terms used and not defined herein shall have the meaning set forth in the License Agreement.

3. Subject to obtaining the written consent of Wilbert, the Assignor hereby conveys, transfers and assigns to the Assignee and its successors and assigns, all of Assignor's rights, privileges and interests under, and in the License Agreement, to have and to hold the same unto the Assignee, its successors and assigns during the remainder of the term of the License Agreement.

4. The Assignee hereby assumes and agrees to satisfy, all of Assignor's obligations coming due or to be performed hereafter under the License Agreement.

5. The Assignor hereby represents to Wilbert that it is in Good Standing as defined in the License Agreement.

6. Assignor and Assignee have previously delivered to Wilbert a true and correct copy of the Purchase Agreement and information regarding Assignee's business ability and standards, reputation, credit rating and financial resources and such other information as Wilbert has reasonably requested in order to determine Assignee's ability to perform under the License Agreement.

7. Assignee hereby represents and warrants to Wilbert that it has reviewed the License Agreement, and has furnished to Wilbert accurate financial information regarding Assignee and its financing in connection with the proposed acquisition of Assignor's business; that there is no material information regarding its financial condition, business ability and reputation that it has not previously disclosed to Wilbert.

8. Assignor acknowledges that Wilbert is not in default under the terms of the License Agreement. Assignor hereby unconditionally releases any and all claims for breach Assignor may have against Wilbert under the License Agreement.

9. The Assignment and Assumption effected hereby are made subject to and in accordance with the terms and provisions of the License Agreement, which terms and provisions shall survive execution and delivery of this Assignment.

IN WITNESS WHEREOF, the parties have hereinto set their hands as of the date set forth above.

____
Assignee/Licensee

By:____________________________
Name

____
Title

____
Assignee

By:____________________________
Name

____
Title

WILBERT FUNERAL SERVICES, INC. CONSENT

The above assignment and assumption of liabilities is hereby agreed to:

WILBERT FUNERAL SERVICES, INC.

By:____________________________
Name

____
Title

Date: ____________________, 2005

EXHIBIT I-3
INTELLECTUAL PROPERTY AGREEMENT,
ASSIGNMENT AND ASSUMPTION
FAMILY TRANSFER

This Assignment and Assumption is made and entered into as of ________________, _____ by and between ______________________, a ________________________ Corporation (the "Assignor"), and ________________________ , ________________________ (the "Family Member Assignee").

PREMISES

The Assignor is a party to the Wilbert Funeral Services, Inc. Intellectual Property Agreement dated as of ______________________, 2005 (the "License Agreement") between Assignor and Wilbert Funeral Services, Inc., an Illinois corporation as Licensor ("Wilbert");

The transfer from the Assignor to the Assignee qualifies as a Family Transfer as permitted in the License Agreement.

The Assignor and the Assignee are desirous of obtaining Wilbert's consent to the transfer of all of Assignor's rights under the License Agreement to the Assignee, and the assumption by Assignee of all of the obligations of the Assignor with respect to the License Agreement, in connection with the transfer by the Assignor to the Assignee .

In consideration of the premises, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and in order to induce Wilbert to consent to the transfer, the Assignee and Assignor hereby agree and warrant as follows:

1. The above Premises are hereby incorporated herein by reference.

2. Attached hereto is a true and correct copy of the License Agreement as in effect on the date hereof. All capitalized terms used and not defined herein shall have the meaning set forth in the License Agreement.

3. Subject to obtaining the written consent of Wilbert, the Assignor hereby conveys, transfers and assigns to the Assignee and its successors and assigns, all of Assignor's rights, privileges and interests under, and in the License Agreement, to have and to hold the same unto the Assignee, its successors and assigns during the remainder of the term of the License Agreement.

4. The Assignee hereby assumes and agrees to satisfy, all of Assignor's obligations coming due or to be performed hereafter under the License Agreement.

5. The Assignment and Assumption effected hereby are made subject to and in accordance with the terms and provisions of the License Agreement, which terms and provisions shall survive execution and delivery of this Assignment.

IN WITNESS WHEREOF, the parties have hereinto set their hands as of the date set forth above.

____
Assignor/Licensee

By:__________________________________
Name

____
Title

____
Assignee

By:____________________________
Name

____
Title

WILBERT FUNERAL SERVICES, INC. CONSENT

The above assignment and assumption of liabilities is hereby agreed to:

WILBERT FUNERAL SERVICES, INC.

By:____________________________
Name

____
Title

Date: ____________________, 2005

EXHIBIT J

WILBERT FUNERAL SERVICES, INC.

NOTICE OF DEFAULT

UNDER THE WILBERT FUNERAL SERVICES INTELLECTUAL PROPERTY AGREEMENT

Certified Mail Return Receipt Requested

To:______________________________

(Name of Licensee)

Attention: Reference is made to the Intellectual Property Agreement between you and Wilbert Funeral Services, Inc. (the "Agreement").

This is to advise you that you are in default under the Agreement for failure to comply with the provisions of the Agreement as identified below:

(List default and section of Agreement, and or Specifications violated by Licensee; specify any applicable cure period)

____

____

____

____

Dated: __________________

Very Truly Yours,

Wilbert Funeral Services, Inc.

By: __________________________

Authorized Signer

1600805_v13

CREDIT AGREEMENT

Dated as of December 26, 2008

among

WILBERT FUNERAL SERVICES, INC.,
as the Borrower

and

BANK OF AMERICA, N.A.,
as Lender

TABLE OF CONTENTS

SCHEDULES

EXHIBITS

CREDIT AGREEMENT

This CREDIT AGREEMENT is entered into as of December 26, 2008 among WILBERT FUNERAL SERVICES, INC., an Illinois corporation (the "Borrower") and BANK OF AMERICA, N.A., (the "Lender").

The Borrower has requested that the Lender provide a $10,000,000 revolving credit facility for the purposes set forth herein, and the Lender is willing to do so on the terms and conditions set forth herein.

In consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE I

DEFINITIONS AND ACCOUNTING TERMS

1.01 Defined Terms.

As used in this Agreement, the following terms shall have the meanings set forth below:

"Acquisition", by any Person, means the acquisition by such Person, in a single transaction or in a series of related transactions, of either (a) all or any substantial portion of the property of, or a line of business or division of, another Person or (b) at least a majority of the Voting Stock of another Person, in each case whether or not involving a merger or consolidation with such other Person.

"Affiliate" means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

"Agreement" means this Credit Agreement.

"Applicable Rate" means the following percentages per annum, based upon the Consolidated Leverage Ratio as set forth in the most recent Compliance Certificate received by the Lender pursuant to Section 7.02(b):

Pricing Tier	Consolidated Leverage Ratio	Commitment Fee	Eurodollar Rate Loans	Base Rate Loans
1	≤1.50 to 1.0	0.4375%	1.50%	0.50%
2	>1.50 to 1.0	0.4375%	1.75%	0.75%

Any increase or decrease in the Applicable Rate resulting from a change in the Consolidated Leverage Ratio shall become effective as of the first Business Day immediately following the date a Compliance Certificate is required to be delivered pursuant to Section 7.02(b); provided, however, that if a Compliance Certificate is not delivered when due in accordance with such Section, then Pricing Tier 2 shall apply as of the first Business Day after the date on which such Compliance Certificate was required to have been delivered and shall remain in effect until the date on which such Compliance Certificate is delivered in accordance with Section 7.02(b), whereupon the Applicable Rate shall be adjusted based upon the calculation of the Consolidated Leverage Ratio contained in such Compliance Certificate. The Applicable Rate in effect from the Effective Date through the first Business Day immediately following the date a Compliance Certificate is required to be delivered pursuant to Section 7.02(b) for the fiscal quarter ending March 31, 2009 shall be determined based upon Pricing Tier 1.

"Attributable Indebtedness" means, with respect to any Person on any date, (a) in respect of any Capital Lease, the capitalized amount thereof that would appear on a balance sheet of such Person prepared as of such date in accordance with GAAP, (b) in respect of any Synthetic Lease, the capitalized amount of the remaining lease payments under the relevant lease that would appear on a balance sheet of such Person prepared as of such date in accordance with GAAP if such lease were accounted for as a Capital Lease, (c) in respect of any Securitization Transaction, the outstanding principal amount of such financing, after taking into account reserve accounts and making appropriate adjustments, determined by the Lender in its reasonable judgment and (d) in respect of any Sale and Leaseback Transaction, the present value (discounted in accordance with GAAP at the debt rate implied in the applicable lease) of the obligations of the lessee for rental payments during the term of such lease.

"Availability Period" means the period from and including the Effective Date to the earliest of (a) the Maturity Date, (b) the date of termination of the Commitment pursuant to Section 2.06, and (c) the date of termination of the Commitment pursuant to Section 9.02.

"Base Rate" means for any day a fluctuating rate per annum equal to the sum of (a) the highest of (i) the Federal Funds Rate plus 0.50%, (ii) the Prime Rate and (iii) except during a Eurodollar Unavailability Period, the Eurodollar Rate plus the Applicable Rate plus (b) the Market Disruption Spread, if any.

"Base Rate Loan" means a Loan that bears interest based on the Base Rate.

"Borrower" has the meaning specified in the introductory paragraph hereto.

"Borrowing" means a borrowing consisting of simultaneous Loans of the same Type and, in the case of Eurodollar Rate Loans, having the same Interest Period made by the Lender pursuant to Section 2.01.

"Business Day" means any day other than a Saturday, Sunday or other day on which commercial banks are authorized to close under the Laws of, or are in fact closed in, the state where the Lending Office is located and, if such day relates to any Eurodollar Rate Loan, means any such day on which dealings in Dollar deposits are conducted by and between banks in the London interbank eurodollar market.

"Capital Lease" means, as applied to any Person, any lease of any property by that Person as lessee which, in accordance with GAAP, is required to be accounted for as a capital lease on the balance sheet of that Person.

"Cash Equivalents" means, as at any date, (a) securities issued or directly and fully guaranteed or insured by the United States or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than twelve months from the date of acquisition, (b) Dollar denominated time deposits and certificates of deposit of (i) the Lender, (ii) any domestic commercial bank of recognized standing having capital and surplus in excess of $500,000,000 or (iii) any bank whose short-term commercial paper rating from S&P is at least A-1 or the equivalent thereof or from Moody's is at least P-1 or the equivalent thereof (any such bank being an "Approved Bank"), in each case with maturities of not more than 270 days from the date of acquisition, (c) commercial paper and variable or fixed rate notes issued by any Approved Bank (or by the parent company thereof) or any variable rate notes issued by, or guaranteed by, any domestic corporation rated A-1 (or the equivalent thereof) or better by S&P or P-1 (or the equivalent thereof) or better by Moody's and maturing within six months of the date of acquisition, (d) repurchase agreements entered into by any Person with a bank or trust company (including the Lender) or recognized securities dealer having capital and surplus in excess of $500,000,000 for direct obligations issued by or fully guaranteed by the United States in which such Person shall have a perfected first priority security interest (subject to no other Liens) and having, on the date of purchase thereof, a fair market value of at least 100% of the amount of the repurchase obligations and (e) investments, classified in accordance with GAAP as current assets, in money market investment programs registered under the Investment Company Act of 1940 which are administered by reputable financial institutions having capital of at least $500,000,000 and the portfolios of which are limited to Investments of the character described in the foregoing subdivisions (a) through (d).

"Change in Law" means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any request, guideline or directive (whether or not having the force of law) by any Governmental Authority.

"Change of Control" means (a) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than any such "person" or "group" that is a "beneficial owner" (as defined below) of the Borrower as of the Closing Date (an "Existing Holder") or a Permitted Transferee (as hereinafter defined), becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act; provided that a person shall be deemed to have "beneficial ownership" of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of forty-five percent (45%) or more of the combined voting power of the Borrower's outstanding Equity Interests ordinarily having the right to vote at an election of directors unless such "beneficial owner" is consented to by the Lender (which consent shall not be unreasonably withheld or delayed) within thirty (30) days after the occurrence of such ownership; (b) a change in the majority of directors of the Borrower, unless approved by the then majority of directors, which change is not consented to by the Lender (which consent shall not be unreasonably withheld or delayed) within thirty (30) days after the occurrence of such change; or (c) all or substantially all of the Borrower's assets are sold or transferred.

For purposes hereof, "Permitted Transferee" shall mean any direct or indirect transferee of voting shares of the Borrower from an Existing Holder (1) by gift, bequest, distribution from (or deposit into) a trust or other transfer without consideration, (2) by succession or testamentary disposition upon death or (3) to a spouse or former spouse pursuant to an agreement for division of community property or other property settlement agreement in connection with a marital dissolution or legal separation. A Permitted Transferee shall be deemed to be the "beneficial owner" of any such voting shares as of the Closing Date.

"Closing Date" means December 26, 2008.

"Commitment" means the obligation of the Lender to make Loans hereunder in an aggregate principal amount at any one time not to exceed TEN MILLION DOLLARS ($10,000,000).

"Compliance Certificate" means a certificate substantially in the form of Exhibit 7.02.

"Consolidated Capital Expenditures" means, for any period, for the Borrower and its Subsidiaries on a consolidated basis, all capital expenditures but excluding expenditures to the extent made with the proceeds of any Involuntary Disposition used to purchase property that is useful in the business of the Borrower and its Subsidiaries.

"Consolidated EBIT" means, for any period, for the Borrower and its Subsidiaries on a consolidated basis, an amount equal to Consolidated Net Income for such period plus the following to the extent deducted in calculating such Consolidated Net Income: (a) Consolidated Interest Charges for such period and (b) the provision for federal, state, local and foreign income taxes payable for such period provided that for the following calculation dates, Consolidated EBIT shall be calculated as follows: (i) for the fiscal quarter ended March 31, 2009, the Consolidated EBIT for the fiscal quarter ended March 31, 2009 multiplied by four (4); (ii) for the fiscal quarter ended June 30, 2009, the Consolidated EBIT for the two fiscal quarters ended June 30, 2009 multiplied by two (2); and (iii) for the fiscal quarter ended September 30, 2009, the Consolidated EBIT for the three fiscal quarters ended September 30, 2009 multiplied by four-thirds (4/3).

"Consolidated EBITDA" means, for any period, for the Borrower and its Subsidiaries on a consolidated basis, an amount equal to Consolidated Net Income for such period plus the following to the extent deducted in calculating such Consolidated Net Income: (a) Consolidated Interest Charges for such period, (b) the provision for federal, state, local and foreign income taxes payable for such period, and (c) the amount of depreciation and amortization expense for such period; provided that for the following calculation dates, Consolidated EBITDA shall be calculated as follows: (i) for the fiscal quarter ended March 31, 2009, the Consolidated EBITDA for the fiscal quarter ended March 31, 2009 multiplied by four (4); (ii) for the fiscal quarter ended June 30, 2009, the Consolidated EBITDA for the two fiscal quarters ended June 30, 2009 multiplied by two (2); and (iii) for the fiscal quarter ended September 30, 2009, the Consolidated EBITDA for the three fiscal quarters ended September 30, 2009 multiplied by four-thirds (4/3).

"Consolidated Funded Indebtedness" means, as of any date of determination with respect to the Borrower and its Subsidiaries on a consolidated basis, without duplication, the sum of: (a) all obligations for borrowed money, whether current or long-term (including the Obligations) and all obligations evidenced by bonds, debentures, notes, loan agreements or other similar instruments; (b) all purchase money Indebtedness; (c) all obligations arising under letters of credit (including standby and commercial), bankers' acceptances, bank guaranties, surety bonds and similar instruments; (d) all obligations in respect of the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business and not past due for more than 60 days after the date on which such trade account was created); (e) all Attributable Indebtedness; (f) all Guarantees with respect to Indebtedness of the types specified in clauses (a) through (e) above of another Person; and (g) all Indebtedness of the types referred to in clauses (a) through (f) above of any partnership or joint venture (other than a joint venture that is itself a corporation or limited liability company) in which the Borrower or any Subsidiary is a general partner or joint venturer, except to the extent that Indebtedness is expressly made non-recourse to such Person.

"Consolidated Interest Charges" means, for any period, for the Borrower and its Subsidiaries on a consolidated basis, an amount equal to the sum of (a) all interest, premium payments, debt discount, fees, charges and related expenses in connection with borrowed money (including capitalized interest) or in connection with the deferred purchase price of assets, in each case to the extent treated as interest in accordance with GAAP, plus (b) the portion of rent expense with respect to such period under Capital Leases that is treated as interest in accordance with GAAP plus (c) the implied interest component of Synthetic Leases with respect to such period.

"Consolidated Interest Coverage Ratio" means, as of any date of determination, the ratio of (a) Consolidated EBIT for the most recently completed four fiscal quarters to (b) Consolidated Interest Charges for such period.

"Consolidated Leverage Ratio" means, as of any date of determination, the ratio of (a) Consolidated Funded Indebtedness as of such date to (b) Consolidated EBITDA for the most recently completed four fiscal quarters.

"Consolidated Net Income" means, for any period, for the Borrower and its Subsidiaries on a consolidated basis, the net income (excluding extraordinary gains) for that period.

"Contractual Obligation" means, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

"Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. "Controlling" and "Controlled" have meanings correlative thereto. Without limiting the generality of the foregoing, a Person shall be deemed to be Controlled by another Person if such other Person possesses, directly or indirectly, power to vote 5% or more of the securities having ordinary voting power for the election of directors, managing general partners or the equivalent.

"Debtor Relief Laws" means the Bankruptcy Code of the United States, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

"Default" means any event or condition that constitutes an Event of Default or that, with the giving of any notice, the passage of time, or both, would be an Event of Default.

"Default Rate" means an interest rate equal to (a) the Base Rate plus (b) the Applicable Rate, if any, applicable to Base Rate Loans plus (c) 4% per annum; provided, however, that with respect to a Eurodollar Rate Loan, the Default Rate shall be an interest rate equal to the interest rate (including any Applicable Rate) otherwise applicable to such Loan plus 4% per annum, in each case to the fullest extent permitted by applicable Laws.

"Disposition" or "Dispose" means the sale, transfer, license, lease or other disposition of any property by the Borrower or any Subsidiary, including any Sale and Leaseback Transaction and any sale, assignment, transfer or other disposal, with or without recourse, of any notes or accounts receivable or any rights and claims associated therewith, but excluding any Involuntary Disposition.

"Dollar" and "$" mean lawful money of the United States.

"Effective Date" means the date on which the conditions set forth in Section 5.02 to the making of the initial Loans shall have been fulfilled and on which the initial Loans shall have been made.

"Environmental Laws" means any and all federal, state, local, foreign and other applicable statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions relating to pollution and the protection of the environment or the release of any materials into the environment, including those related to hazardous substances or wastes, air emissions and discharges to waste or public systems.

"Environmental Liability" means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of the Borrower or any Subsidiary directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

"Equity Interests" means, with respect to any Person, all of the shares of capital stock of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests), and all of the other ownership or profit interests in such Person (including partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination.

"ERISA" means the Employee Retirement Income Security Act of 1974.

"ERISA Affiliate" means any trade or business (whether or not incorporated) under common control with the Borrower within the meaning of Section 414(b) or (c) of the Internal Revenue Code (and Sections 414(m) and (o) of the Internal Revenue Code for purposes of provisions relating to Section 412 of the Internal Revenue Code).

"ERISA Event" means (a) a Reportable Event with respect to a Pension Plan; (b) a withdrawal by the Borrower or any ERISA Affiliate from a Pension Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer (as defined in Section 4001(a)(2) of ERISA) or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA; (c) a complete or partial withdrawal by the Borrower or any ERISA Affiliate from a Multiemployer Plan or notification that a Multiemployer Plan is in reorganization; (d) the filing of a notice of intent to terminate, the treatment of a Plan amendment as a termination under Section 4041 or 4041A of ERISA, or the commencement of proceedings by the PBGC to terminate a Pension Plan or Multiemployer Plan; (e) an event or condition which constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan or Multiemployer Plan; or (f) the imposition of any liability under Title IV of ERISA, other than for PBGC premiums due but not delinquent under Section 4007 of ERISA, upon the Borrower or any ERISA Affiliate.

"Eurodollar Base Rate" means:

(a) for any Interest Period with respect to a Eurodollar Rate Loan, the sum of (i) the rate per annum equal to the British Bankers Association LIBOR Rate ("BBA LIBOR"), as published by Reuters (or other commercially available source providing quotations of BBA LIBOR as designated by the Lender from time to time) at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period, for Dollar deposits (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period. If such rate is not available at such time for any reason, then the "Eurodollar Base Rate" for such Interest Period shall be the rate per annum determined by the Lender in good faith to be the rate at which deposits in Dollars for delivery on the first day of such Interest Period in same day funds in the approximate amount of the Eurodollar Rate Loan being made, continued or converted by the Lender and with a term equivalent to such Interest Period would be offered by the Lender's London Branch to major banks in the London interbank eurodollar market at their request at approximately 11:00 a.m. (London time) two Business Days prior to the commencement of such Interest Period, plus (ii) the Market Disruption Spread, if any, as of the time of determination.

(b) for any interest rate calculation with respect to a Base Rate Loan, the rate per annum equal to (i) BBA LIBOR, as published by Reuters (or other commercially available source providing quotations of BBA LIBOR as designated by the Lender from time to time) at approximately 11:00 a.m., London time, on the date of determination (provided that if such date is not a Business Day, the next preceding Business Day) for Dollar deposits (for delivery on such date) with a term equivalent to one month or (ii) if such rate is not available at such time for any reason, the rate per annum determined by the Lender in good faith to be the rate at which deposits in Dollars for delivery on the date of determination in same day funds in the approximate amount of the Base Rate Loan being made, continued or converted by the Lender and with a term equivalent to one month would be offered by the Lender's London Branch to major banks in the London interbank eurodollar market at their request at approximately 11:00 a.m. (London time) on the date of determination. If the Lender is not able to determine the rate pursuant to this clause (b), then such rate shall be deemed to be the Prime Rate.

"Eurodollar Rate" means, for any Interest Period with respect to any Eurodollar Rate Loan, a rate per annum determined by the Lender to be equal to the quotient obtained by dividing (a) the Eurodollar Base Rate for such Eurodollar Rate Loan for such Interest Period by (b) one minus the Eurodollar Reserve Percentage for such Eurodollar Rate Loan for such Interest Period.

"Eurodollar Rate Loan" means a Loan that bears interest at a rate based on the Eurodollar Rate.

"Eurodollar Reserve Percentage" means, for any day during any Interest Period, the reserve percentage (expressed as a decimal, carried out to five decimal places) in effect on such day, whether or not applicable to the Lender, under regulations issued from time to time by the FRB for determining the maximum reserve requirement (including any emergency, supplemental or other marginal reserve requirement) with respect to Eurocurrency funding (currently referred to as "Eurocurrency liabilities"). The Eurodollar Rate for each outstanding Eurodollar Rate Loan shall be adjusted automatically as of the effective date of any change in the Eurodollar Reserve Percentage.

"Eurodollar Unavailability Period" means any period of time during which a notice delivered to the Borrower in accordance with Section 3.03(a) shall remain in force and effect.

"Event of Default" has the meaning specified in Section 9.01.

"Excluded Taxes" means, with respect to the Lender or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder, (a) taxes imposed on or measured by its overall net income (however denominated), and franchise taxes imposed on it (in lieu of net income taxes), other than any such income or franchise taxes arising from having executed, delivered, performed its obligations or received payment under, or enforced, any Loan Document or (b) any branch profits taxes imposed by the United States or any similar tax imposed by any other jurisdiction.

"Existing Credit Agreement" means that certain second restated credit agreement dated as of October 28, 2005 by and among Wilbert, Inc., as borrower and Bank of America, N.A., as administrative agent.

"Federal Funds Rate" means, for any day, the rate per annum equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that (a) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be the average rate (rounded upward, if necessary, to a whole multiple of 1/100 of 1%) charged to the Lender on such day on such transactions as determined by the Lender in good faith.

"FRB" means the Board of Governors of the Federal Reserve System of the United States.

"GAAP" means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, consistently applied and as in effect from time to time.

"Governmental Authority" means the government of the United States or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

"Guarantee" means, as to any Person, (a) any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation payable or performable by another Person (the "primary obligor") in any manner, whether directly or indirectly, and including any obligation of such Person, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation, (ii) to purchase or lease property, securities or services for the purpose of assuring the obligee in respect of such Indebtedness or other obligation of the payment or performance of such Indebtedness or other obligation, (iii) to maintain (whether by funding or otherwise) working capital, equity capital or any other financial statement condition or liquidity or level of income or cash flow of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation, or (iv) entered into for the purpose of assuring in any other manner the obligee in respect of such Indebtedness or other obligation of the payment or performance thereof or to protect such obligee against loss in respect thereof (in whole or in part), or (b) any Lien on any assets of such Person securing any Indebtedness or other obligation of any other Person, whether or not such Indebtedness or other obligation is assumed by such Person (or any right, contingent or otherwise, of any holder of such Indebtedness to obtain any such Lien). The amount of any Guarantee shall be deemed to be an amount equal to the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such Guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the guaranteeing Person in good faith. The term "Guarantee" as a verb has a corresponding meaning.

"Hazardous Materials" means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos-containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

"Indebtedness" means, as to any Person at a particular time, without duplication, all of the following, whether or not included as indebtedness or liabilities in accordance with GAAP:

(a) all obligations of such Person for borrowed money and all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments;

(b) the maximum amount of all obligations of such Person arising under letters of credit (including standby and commercial), bankers' acceptances, bank guaranties, surety bonds and similar instruments;

(c) the Swap Termination Value of any Swap Contract of such Person;

(d) all obligations of such Person to pay the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business and not past due for more than 60 days after the date on which such trade account was created);

(e) indebtedness (excluding prepaid interest thereon) secured by a Lien on property owned or being purchased by such Person (including indebtedness arising under conditional sales or other title retention agreements), whether or not such indebtedness shall have been assumed by such Person or is limited in recourse;

(f) all Attributable Indebtedness of such Person;

(g) all obligations of such Person to purchase, redeem, retire, defease or otherwise make any payment in respect of any Equity Interest in such Person or any other Person or any warrant, right or option to acquire such Equity Interest, valued, in the case of a redeemable preferred interest, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends;

(h) all Guarantees of such Person in respect of any of the foregoing; and

(i) all Indebtedness of the types referred to in clauses (a) through (h) above of any partnership or joint venture (other than a joint venture that is itself a corporation or limited liability company) in which such Person is a general partner or joint venturer, unless such Indebtedness is expressly made non-recourse to such Person.

"Indemnified Taxes" means Taxes other than Excluded Taxes.

"Indemnitees" has the meaning specified in Section 10.04(b).

"Information" has the meaning specified in Section 10.07.

"Interest Payment Date" means (a) as to any Eurodollar Rate Loan, the last day of each Interest Period applicable to such Loan and the Maturity Date; provided, however, that if any Interest Period for a Eurodollar Rate Loan exceeds three months, the respective dates that fall every three months after the beginning of such Interest Period shall also be Interest Payment Dates; and (b) as to any Base Rate Loan, the last Business Day of each March, June, September and December and the Maturity Date.

"Interest Period" means, as to each Eurodollar Rate Loan, the period commencing on the date such Eurodollar Rate Loan is disbursed or converted to or continued as a Eurodollar Rate Loan and ending on the date one, two, three or six months thereafter, as selected by the Borrower in its Loan Notice; provided that:

(i) any Interest Period that would otherwise end on a day that is not a Business Day shall be extended to the next succeeding Business Day unless such Business Day falls in another calendar month, in which case such Interest Period shall end on the next preceding Business Day;

(ii) any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the calendar month at the end of such Interest Period; and

(iii) no Interest Period shall extend beyond the Maturity Date.

"Internal Revenue Code" means the Internal Revenue Code of 1986.

"Investment" means, as to any Person, any direct or indirect acquisition or investment by such Person, whether by means of (a) the purchase or other acquisition of Equity Interests of another Person, (b) a loan, advance or capital contribution to, Guarantee or assumption of debt of, or purchase or other acquisition of any other debt or equity participation or interest in, another Person, or (c) an Acquisition. For purposes of covenant compliance, the amount of any Investment shall be the amount actually invested, without adjustment for subsequent increases or decreases in the value of such Investment.

"Involuntary Disposition" means any loss of, damage to or destruction of, or any condemnation or other taking for public use of, any property of the Borrower or any Subsidiary.

"IP Rights" has the meaning specified in Section 6.17.

"IRS" means the United States Internal Revenue Service.

"Laws" means, collectively, all international, foreign, federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority, in each case whether or not having the force of law.

"Lender" has the meaning specified in the introductory paragraph hereto.

"Lending Office" means the Lender's address and, as appropriate, account as set forth on Schedule 10.02 or such other address or account as the Lender may from time to time notify the Borrower.

"Lien" means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or otherwise), charge, or preference, priority or other security interest or preferential arrangement in the nature of a security interest of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any easement, right of way or other encumbrance on title to real property, and any financing lease having substantially the same economic effect as any of the foregoing).

"Loan" has the meaning specified in Section 2.01.

"Loan Documents" means this Agreement, each Note and each Joinder Agreement.

"Loan Notice" means a notice of (a) a Borrowing of Loans, (b) a conversion of Loans from one Type to the other, or (c) a continuation of Eurodollar Rate Loans, in each case pursuant to Section 2.02(a), which, if in writing, shall be substantially in the form of Exhibit 2.02.

"Market Disruption Spread" means zero unless a notice delivered pursuant to Section 3.03(b) is in effect, in which case, such spread shall be a rate per annum equal to 1.0%.

"Material Adverse Effect" means (a) a material adverse change in, or a material adverse effect upon, the operations, business, properties, liabilities (actual or contingent), condition (financial or otherwise) or prospects of the Borrower and its Subsidiaries taken as a whole; (b) a material impairment of the ability of the Borrower to perform its obligations under any Loan Document; or (c) a material adverse effect upon the legality, validity, binding effect or enforceability against the Borrower of any Loan Document.

"Maturity Date" means (a) if the Effective Date has not occurred prior to December 31, 2008, December 31, 2008 or (b) if the Effective Date occurs prior to December 31, 2008, December 26, 2011; provided, however, that if such date is not a Business Day, the Maturity Date shall be the next preceding Business Day.

"Moody's" means Moody's Investors Service, Inc. and any successor thereto.

"Multiemployer Plan" means any employee benefit plan of the type described in Section 4001(a)(3) of ERISA, to which the Borrower or any ERISA Affiliate makes or is obligated to make contributions, or during the preceding five plan years, has made or been obligated to make contributions.

"Note" has the meaning specified in Section 2.11.

"Obligations" means all advances to, and debts, liabilities, obligations, covenants and duties of, the Borrower arising under any Loan Document or otherwise with respect to any Loan whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against the Borrower or any Affiliate thereof of any proceeding under any Debtor Relief Laws naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding. The foregoing shall also include (a) all obligations under any Swap Contract between the Borrower or any Subsidiary and the Lender or any Affiliate of the Lender that is permitted to be incurred pursuant to Section 8.03(c) and (b) all obligations under any Treasury Management Agreement between the Borrower or any Subsidiary and the Lender or any Affiliate of the Lender.

"Organization Documents" means, (a) with respect to any corporation, the certificate or articles of incorporation and the bylaws (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction); (b) with respect to any limited liability company, the certificate or articles of formation or organization and operating agreement; and (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity.

"Other Taxes" means all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or under any other Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document.

"Outstanding Amount" means, on any date, the aggregate outstanding principal amount of Loans after giving effect to any borrowings and prepayments or repayments occurring on such date.

"PBGC" means the Pension Benefit Guaranty Corporation or any successor thereto.

"Pension Plan" means any "employee pension benefit plan" (as such term is defined in Section 3(2) of ERISA), other than a Multiemployer Plan, that is subject to Title IV of ERISA and is sponsored or maintained by the Borrower or any ERISA Affiliate or to which the Borrower or any ERISA Affiliate contributes or has an obligation to contribute, or in the case of a multiple employer or other plan described in Section 4064(a) of ERISA, has made contributions at any time during the immediately preceding five plan years.

"Permitted Acquisition" means an Investment consisting of an Acquisition by the Borrower, provided that (a) the property acquired (or the property of the Person acquired) in such Acquisition is used or useful in the same or a similar line of business as the Borrower and its Subsidiaries were engaged in on the Closing Date (or any reasonable extensions or expansions thereof), (b) in the case of an Acquisition of the Equity Interests of another Person, the board of directors (or other comparable governing body) of such other Person shall have duly approved such Acquisition, (c) the Borrower shall have delivered to the Lender a Pro Forma Compliance Certificate demonstrating that, upon giving effect to such Acquisition, the Borrower would be in compliance with the financial covenants set forth in Section 8.11 on a Pro Forma Basis, (d) the representations and warranties made by the Borrower in each Loan Document shall be true and correct in all material respects at and as if made as of the date of such Acquisition (after giving effect thereto), (e) if such transaction involves the purchase of an interest in a partnership between the Borrower as a general partner and entities unaffiliated with the Borrower as the other partners, such transaction shall be effected by having such equity interest acquired by a corporate holding company directly or indirectly wholly-owned by the Borrower newly formed for the sole purpose of effecting such transaction, (f) immediately after giving effect to such Acquisition, there shall be at least $3,000,000 of availability existing under the Commitment, and (g) the aggregate cash and non-cash consideration (including any assumption of Indebtedness, deferred purchase price, any earn-out payments and Equity Interests issued) paid by the Borrower and its Subsidiaries for all such Acquisitions occurring during the term of this Agreement shall not exceed $10,000,000.

"Permitted Liens" means, at any time, Liens in respect of property of the Borrower or any Subsidiary permitted to exist at such time pursuant to the terms of Section 8.01.

"Permitted Transfers" means (a) Dispositions of inventory in the ordinary course of business; (b) Dispositions of machinery and equipment no longer used or useful in the conduct of business of the Borrower and its Subsidiaries that are Disposed of in the ordinary course of business; (c) Dispositions of property to the Borrower; (d) Dispositions of accounts receivable in connection with the collection or compromise thereof; (e) licenses, sublicenses, leases or subleases granted to others not interfering in any material respect with the business of the Borrower and its Subsidiaries; and (f) the sale or disposition of Cash Equivalents for fair market value.

"Person" means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

"Plan" means any "employee benefit plan" (as such term is defined in Section 3(3) of ERISA) established by the Borrower or, with respect to any such plan that is subject to Section 412 of the Internal Revenue Code or Title IV of ERISA, any ERISA Affiliate.

"Prime Rate" means the rate of interest in effect for such day as publicly announced from time to time by the Lender as its "prime rate." The "prime rate" is a rate set by the Lender based upon various factors including the Lender's costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such announced rate. Any change in the "prime rate" announced by the Lender shall take effect at the opening of business on the day specified in the public announcement of such change.

"Pro Forma Basis" means, with respect to any transaction, that for purposes of calculating the financial covenants set forth in Section 8.11, such transaction shall be deemed to have occurred as of the first day of the most recent four fiscal quarter period preceding the date of such transaction for which financial statements were required to be delivered pursuant to Section 7.01(a) or (b). In connection with the foregoing, (a) with respect to any Disposition or Involuntary Disposition, (i) income statement and cash flow statement items (whether positive or negative) attributable to the property disposed of shall be excluded to the extent relating to any period occurring prior to the date of such transaction and (ii) Indebtedness which is retired shall be excluded and deemed to have been retired as of the first day of the applicable period and (b) with respect to any Acquisition, (i) income statement and cash flow statement items attributable to the Person or property acquired shall be included to the extent relating to any period applicable in such calculations to the extent (A) such items are not otherwise included in such income statement and cash flow statement items for the Borrower and its Subsidiaries in accordance with GAAP or in accordance with any defined terms set forth in Section 1.01 and (B) such items are supported by financial statements or other information reasonably satisfactory to the Lender and (ii) any Indebtedness incurred or assumed by the Borrower or any Subsidiary (including the Person or property acquired) in connection with such transaction and any Indebtedness of the Person or property acquired which is not retired in connection with such transaction (A) shall be deemed to have been incurred as of the first day of the applicable period and (B) if such Indebtedness has a floating or formula rate, shall have an implied rate of interest for the applicable period for purposes of this definition determined by utilizing the rate which is or would be in effect with respect to such Indebtedness as at the relevant date of determination.

"Pro Forma Compliance Certificate" means a certificate of a Responsible Officer of the Borrower containing reasonably detailed calculations of the financial covenants set forth in Section 8.11 as of the end of the period of the four fiscal quarters most recently ended for which the Borrower has delivered financial statements pursuant to Section 7.01(a) or (b) after giving effect to the applicable transaction on a Pro Forma Basis.

"Related Parties" means, with respect to any Person, such Person's Affiliates and the partners, directors, officers, employees, agents, trustees and advisors of such Person and of such Person's Affiliates.

"Reportable Event" means any of the events set forth in Section 4043(c) of ERISA, other than events for which the thirty-day notice period has been waived.

"Responsible Officer" means the chief executive officer, president, chief financial officer, treasurer, assistant treasurer or controller of the Borrower and any other officer of the Borrower so designated by any of the foregoing officers in a notice to the Lender. Any document delivered hereunder that is signed by a Responsible Officer of the Borrower shall be conclusively presumed to have been authorized by all necessary corporate, partnership and/or other action on the part of the Borrower and such Responsible Officer shall be conclusively presumed to have acted on behalf of the Borrower.

"Restricted Payment" means any dividend or other distribution (whether in cash, securities or other property) with respect to any Equity Interests of any Person, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, defeasance, acquisition, cancellation or termination of any such Equity Interests or on account of any return of capital to such Person's stockholders, partners or members (or the equivalent Person thereof), or any option, warrant or other right to acquire any such dividend or other distribution or payment.

"S&P" means Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. and any successor thereto.

"Sale and Leaseback Transaction" means, with respect to the Borrower or any Subsidiary, any arrangement, directly or indirectly, with any Person whereby the Borrower or such Subsidiary shall sell or transfer any property used or useful in its business, whether now owned or hereafter acquired, and thereafter rent or lease such property or other property that it intends to use for substantially the same purpose or purposes as the property being sold or transferred.

"SEC" means the Securities and Exchange Commission, or any Governmental Authority succeeding to any of its principal functions.

"Securitization Transaction" means, with respect to any Person, any financing transaction or series of financing transactions (including factoring arrangements) pursuant to which such Person or any Subsidiary of such Person may sell, convey or otherwise transfer, or grant a security interest in, accounts, payments, receivables, rights to future lease payments or residuals or similar rights to payment to a special purpose subsidiary or affiliate of such Person.

"Solvent" or "Solvency" means, with respect to any Person as of a particular date, that on such date (a) such Person is able to pay its debts and other liabilities, contingent obligations and other commitments as they mature in the ordinary course of business, (b) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person's ability to pay such debts and liabilities as they mature in the ordinary course of business, (c) such Person is not engaged in a business or a transaction, and is not about to engage in a business or a transaction, for which such Person's property would constitute unreasonably small capital, (d) the fair value of the property of such Person is greater than the total amount of liabilities, including contingent liabilities, of such Person and (e) the present fair salable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured. The amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

"Subsidiary" of a Person means a corporation, partnership, joint venture, limited liability company or other business entity of which a majority of the shares of Voting Stock is at the time beneficially owned, or the management of which is otherwise controlled, directly, or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise specified, all references herein to a "Subsidiary" or to "Subsidiaries" shall refer to a Subsidiary or Subsidiaries of the Borrower; provided, however, that for purposes of this Agreement and the other Loan Documents, Paws and Remember LLC shall be deemed a Subsidiary solely for purposes of preparing the consolidated financial statements of the Borrower and not for any other purpose.

"Swap Contract" means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a "Master Agreement"), including any such obligations or liabilities under any Master Agreement.

"Swap Termination Value" means, in respect of any one or more Swap Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Contracts, (a) for any date on or after the date such Swap Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s) and (b) for any date prior to the date referenced in clause (a), the amount(s) determined as the mark-to-market value(s) for such Swap Contracts, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Swap Contracts (which may include the Lender or any Affiliate of the Lender).

"Synthetic Lease" means any synthetic lease, tax retention operating lease, off-balance sheet loan or similar off-balance sheet financing arrangement whereby the arrangement is considered borrowed money indebtedness for tax purposes but is classified as an operating lease or does not otherwise appear on a balance sheet under GAAP.

"Taxes" means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

"Threshold Amount" means $500,000.

"Treasury Management Agreement" means any agreement governing the provision of treasury or cash management services, including deposit accounts, overnight draft, credit or debit cards, funds transfer, automated clearinghouse, zero balance accounts, returned check concentration, controlled disbursement, lockbox, account reconciliation and reporting and trade finance services and other cash management services.

"Type" means, with respect to any Loan, its character as a Base Rate Loan or a Eurodollar Rate Loan.

"Unfunded Pension Liability" means the excess of a Pension Plan's benefit liabilities under Section 4001(a)(16) of ERISA, over the current value of that Pension Plan's assets, determined in accordance with the assumptions used for funding that Pension Plan pursuant to Section 412 of the Internal Revenue Code for the applicable plan year.

"United States" and "U.S." mean the United States of America.

"Voting Stock" means, with respect to any Person, Equity Interests issued by such Person the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or persons performing similar functions) of such Person, even though the right so to vote has been suspended by the happening of such a contingency.

1.02 Other Interpretive Provisions.

With reference to this Agreement and each other Loan Document, unless otherwise specified herein or in such other Loan Document:

(a) The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation." The word "will" shall be construed to have the same meaning and effect as the word "shall." Unless the context requires otherwise, (i) any definition of or reference to any agreement, instrument or other document (including any Organization Document) shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein or in any other Loan Document), (ii) any reference herein to any Person shall be construed to include such Person's successors and assigns, (iii) the words "herein," "hereof" and "hereunder," and words of similar import when used in any Loan Document, shall be construed to refer to such Loan Document in its entirety and not to any particular provision thereof, (iv) all references in a Loan Document to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, the Loan Document in which such references appear, (v) any reference to any law shall include all statutory and regulatory provisions consolidating, amending, replacing or interpreting such law and any reference to any law or regulation shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time, and (vi) the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

(b) In the computation of periods of time from a specified date to a later specified date, the word "from" means "from and including;" the words "to" and "until" each mean "to but excluding;" and the word "through" means "to and including."

(c) Section headings herein and in the other Loan Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Loan Document.

1.03 Accounting Terms.

(a) Generally. Except as otherwise specifically prescribed herein, all accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with, GAAP applied on a consistent basis, as in effect from time to time, applied in a manner consistent with that used in preparing the financial statements delivered to the Lender for the fiscal year ended December 31, 2007.

(b) Changes in GAAP. If at any time any change in GAAP would affect the computation of any financial ratio or requirement set forth in any Loan Document, and either the Borrower or the Lender shall so request, the Lender and the Borrower shall negotiate in good faith to amend such ratio or requirement to preserve the original intent thereof in light of such change in GAAP; provided that, until so amended, (i) such ratio or requirement shall continue to be computed in accordance with GAAP prior to such change therein and (ii) the Borrower shall provide to the Lender financial statements and other documents required under this Agreement or as reasonably requested hereunder setting forth a reconciliation between calculations of such ratio or requirement made before and after giving effect to such change in GAAP.

(c) Calculations. Notwithstanding the above, the parties hereto acknowledge and agree that all calculations of the financial covenants in Section 8.11 (including for purposes of determining the Applicable Rate) shall be made on a Pro Forma Basis with respect to any Disposition (other than Permitted Transfers), Involuntary Disposition or Acquisition occurring during the applicable period.

1.04 Rounding.

Any financial ratios required to be maintained by the Borrower pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).

1.05 Times of Day.

Unless otherwise specified, all references herein to times of day shall be references to Central time (daylight or standard, as applicable).

ARTICLE II

THE COMMITMENT AND BORROWINGS

2.01 Loans.

Subject to the terms and conditions set forth herein, the Lender agrees to make loans (each such loan, a "Loan") to the Borrower in Dollars from time to time on any Business Day during the Availability Period in an aggregate amount not to exceed at any time outstanding the amount of the Commitment. Within the limits of the Commitment, and subject to the other terms and conditions hereof, the Borrower may borrow under this Section 2.01, prepay under Section 2.05, and reborrow under this Section 2.01. Loans may be Base Rate Loans or Eurodollar Rate Loans, as further provided herein.

2.02 Borrowings, Conversions and Continuations of Loans.

(a) Each Borrowing, each conversion of Loans from one Type to the other, and each continuation of Eurodollar Rate Loans shall be made upon the Borrower's irrevocable notice to the Lender, which may be given by telephone. Each such notice must be received by the Lender not later than 11:00 a.m. (i) three Business Days prior to the requested date of any Borrowing of, conversion to or continuation of, Eurodollar Rate Loans or of any conversion of Eurodollar Rate Loans to Base Rate Loans, and (ii) on the requested date of any Borrowing of Base Rate Loans. Each telephonic notice by the Borrower pursuant to this Section 2.02(a) must be confirmed promptly by delivery to the Lender of a written Loan Notice, appropriately completed and signed by a Responsible Officer of the Borrower. Each Borrowing of, conversion to or continuation of Eurodollar Rate Loans shall be in a principal amount of $100,000 or a whole multiple of $50,000 in excess thereof. Each Borrowing of or conversion to Base Rate Loans shall be in a principal amount of $100,000 or a whole multiple of $50,000 in excess thereof. Each Loan Notice (whether telephonic or written) shall specify (i) whether the Borrower is requesting a Borrowing, a conversion of Loans from one Type to the other, or a continuation of Eurodollar Rate Loans, (ii) the requested date of the Borrowing, conversion or continuation, as the case may be (which shall be a Business Day), (iii) the principal amount of Loans to be borrowed, converted or continued, (iv) the Type of Loans to be borrowed or to which existing Loans are to be converted, and (v) if applicable, the duration of the Interest Period with respect thereto. If the Borrower fails to specify a Type of a Loan in a Loan Notice or if the Borrower fails to give a timely notice requesting a conversion or continuation, then the applicable Loans shall be made as, or converted to, Base Rate Loans. Any such automatic conversion to Base Rate Loans shall be effective as of the last day of the Interest Period then in effect with respect to the applicable Eurodollar Rate Loans. If the Borrower requests a Borrowing of, conversion to, or continuation of Eurodollar Rate Loans in any Loan Notice, but fails to specify an Interest Period, it will be deemed to have specified an Interest Period of one month.

(b) Upon satisfaction of the applicable conditions set forth in Section 5.03 (and, if such Borrowing is the initial Borrowing, Sections 5.01 and 5.02), the Lender shall make all funds available to the Borrower either by (i) crediting the account of the Borrower on the books of the Lender with the amount of such funds or (ii) wire transfer of such funds, in each case in accordance with instructions provided to (and reasonably acceptable to) the Lender by the Borrower.

(c) Except as otherwise provided herein, a Eurodollar Rate Loan may be continued or converted only on the last day of the Interest Period for such Eurodollar Rate Loan. During the existence of a Default, no Loans may be requested as, converted to or continued as Eurodollar Rate Loans without the consent of the Lender, and the Lender may demand that any or all of the then outstanding Eurodollar Rate Loans be converted immediately to Base Rate Loans.

(d) The Lender shall promptly notify the Borrower of the interest rate applicable to any Interest Period for Eurodollar Rate Loans upon determination of such interest rate. At any time that Base Rate Loans are outstanding, the Lender shall notify the Borrower of any change in the Prime Rate used in determining the Base Rate promptly following the public announcement of such change.

(e) After giving effect to all Borrowings, all conversions of Loans from one Type to the other, and all continuations of Loans as the same Type, there shall not be more than ten Interest Periods in effect with respect to Loans.

2.03 [Intentionally Omitted].

2.04 [Intentionally Omitted].

2.05 Prepayments.

(a) Voluntary Prepayments of Loans. The Borrower may, upon notice from the Borrower to the Lender, at any time or from time to time voluntarily prepay Loans in whole or in part without premium or penalty; provided that (A) such notice must be received by the Lender not later than 11:00 a.m. (1) three Business Days prior to any date of prepayment of Eurodollar Rate Loans and (2) on the date of prepayment of Base Rate Loans; (B) any such prepayment of Eurodollar Rate Loans shall be in a principal amount of $100,000 or a whole multiple of $50,000 in excess thereof (or, if less, the entire principal amount thereof then outstanding); and (C) any prepayment of Base Rate Loans shall be in a principal amount of $100,000 or a whole multiple of $50,000 in excess thereof (or, if less, the entire principal amount thereof then outstanding). Each such notice shall specify the date and amount of such prepayment and the Type(s) of Loans to be prepaid and, if Eurodollar Rate Loans are to be prepaid, the Interest Period(s) of such Loans. If such notice is given by the Borrower, the Borrower shall make such prepayment and the payment amount specified in such notice shall be due and payable on the date specified therein. Any prepayment of a Eurodollar Rate Loan shall be accompanied by all accrued interest on the amount prepaid, together with any additional amounts required pursuant to Section 3.05.

(b) Mandatory Prepayments of Loans. If for any reason the Outstanding Amount of all Loans at any time exceeds the Commitment then in effect, the Borrower shall immediately prepay the Loans in an aggregate amount equal to such excess. Such prepayment shall be applied first to Base Rate Loans and then to Eurodollar Rate Loans in direct order of Interest Period maturities. All prepayments under this Section 2.05(b) shall be subject to Section 3.05, but otherwise without premium or penalty, and shall be accompanied by interest on the principal amount prepaid through the date of prepayment.

2.06 Termination or Reduction of Commitment.

The Borrower may, upon notice to the Lender, terminate the Commitment, or from time to time permanently reduce the Commitment to an amount not less than the Outstanding Amount of the Loans; provided that (i) any such notice shall be received by the Lender not later than 12:00 noon five Business Days prior to the date of termination or reduction and (ii) any such partial reduction shall be in an aggregate amount of $1,000,000 or any whole multiple of $1,000,000 in excess thereof. All fees accrued with respect thereto until the effective date of any termination of the Commitment shall be paid on the effective date of such termination.

2.07 Repayment of Loans.

The Borrower shall repay to the Lender on the Maturity Date the aggregate principal amount of all Loans outstanding on such date.

2.08 Interest.

(a) Subject to the provisions of subsection (b) below, (i) each Eurodollar Rate Loan shall bear interest on the outstanding principal amount thereof for each Interest Period at a rate per annum equal to the sum of the Eurodollar Rate for such Interest Period plus the Applicable Rate; and (ii) each Base Rate Loan shall bear interest on the outstanding principal amount thereof from the applicable borrowing date at a rate per annum equal to the Base Rate plus the Applicable Rate.

(b) If any amount payable by the Borrower under any Loan Document is not paid when due (after giving effect to any applicable grace periods), whether at stated maturity, by acceleration or otherwise, such amount shall thereafter bear interest at a fluctuating interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable Laws. Furthermore, while any Event of Default exists, the Borrower shall pay interest on the principal amount of all outstanding Obligations hereunder at a fluctuating interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable Laws. Accrued and unpaid interest on past due amounts (including interest on past due interest) shall be due and payable upon demand.

(c) Interest on each Loan shall be due and payable in arrears on each Interest Payment Date applicable thereto and at such other times as may be specified herein. Interest hereunder shall be due and payable in accordance with the terms hereof before and after judgment, and before and after the commencement of any proceeding under any Debtor Relief Law.

2.09 Fees.

(a) Commitment Fee. The Borrower shall pay to the Lender a commitment fee equal to the product of (i) the Applicable Rate times (ii) the actual daily amount by which the Commitment exceeds the Outstanding Amount of Loans. The commitment fee shall accrue at all times during the Availability Period, including at any time during which one or more of the conditions in Article V is not met, and shall be due and payable quarterly in arrears on the last Business Day of each March, June, September and December, commencing with the first such date to occur after the Effective Date, and on the last day of the Availability Period. The commitment fee shall be calculated quarterly in arrears, and if there is any change in the Applicable Rate during any quarter, the actual daily amount shall be computed and multiplied by the Applicable Rate separately for each period during such quarter that such Applicable Rate was in effect.

(b) Upfront Fee. The Borrower shall pay to the Lender an upfront fee equal to $5,000. Such fee shall be fully earned when paid and shall not be refundable for any reason whatsoever.

2.10 Computation of Interest and Fees; Retroactive Adjustments of Applicable Rate.

(a) All computations of interest for Base Rate Loans when the Base Rate is determined by the Prime Rate shall be made on the basis of a year of 365 or 366 days, as the case may be, and actual days elapsed. All other computations of fees and interest shall be made on the basis of a 360-day year and actual days elapsed (which results in more fees or interest, as applicable, being paid than if computed on the basis of a 365-day year). Interest shall accrue on each Loan for the day on which the Loan is made, and shall not accrue on a Loan, or any portion thereof, for the day on which the Loan or such portion is paid, provided that any Loan that is repaid on the same day on which it is made shall, subject to Section 2.12, bear interest for one day. Each determination by the Lender of an interest rate or fee hereunder shall be conclusive and binding for all purposes, absent manifest error.

(b) If, as a result of any restatement of or other adjustment to the financial statements of the Borrower or for any other reason, the Borrower or the Lender determines that (i) the Consolidated Leverage Ratio as calculated by the Borrower as of any applicable date was inaccurate and (ii) a proper calculation of the Consolidated Leverage Ratio would have resulted in higher pricing for such period, the Borrower shall immediately and retroactively be obligated to pay to the Lender, promptly on demand by the Lender (or, after the occurrence of an actual or deemed entry of an order for relief with respect to the Borrower under the Bankruptcy Code of the United States, automatically and without further action by the Lender), an amount equal to the excess of the amount of interest and fees that should have been paid for such period over the amount of interest and fees actually paid for such period. This paragraph shall not limit the rights of the Lender under Section 2.08(b) or under Article IX. The Borrower's obligations under this paragraph shall survive until the date that is one year after the termination of the Commitment and the repayment of all other Obligations hereunder.

2.11 Evidence of Debt.

The Loans made by the Lender shall be evidenced by one or more accounts or records maintained by the Lender in the ordinary course of business. The accounts or records maintained by the Lender shall be conclusive absent manifest error of the amount of the Loans made by the Lender to the Borrower and the interest and payments thereon. Any failure to so record or any error in doing so shall not, however, limit or otherwise affect the obligation of the Borrower hereunder to pay any amount owing with respect to the Obligations. Upon the request of the Lender, the Borrower shall execute and deliver to the Lender a promissory note, which shall evidence the Lender's Loans in addition to such accounts or records. Each such promissory note shall be in the form of Exhibit 2.11 (a "Note"). The Lender may attach schedules to its Note and endorse thereon the date, Type (if applicable), amount and maturity of its Loans and payments with respect thereto.

2.12 Payments Generally.

(a) General. All payments to be made by the Borrower shall be made without condition or deduction for any counterclaim, defense, recoupment or setoff. Except as otherwise expressly provided herein, all payments by the Borrower hereunder shall be made to the Lender at the Lending Office in Dollars and in immediately available funds not later than 2:00 p.m. on the date specified herein. All payments received by the Lender after 2:00 p.m. shall be deemed received on the next succeeding Business Day and any applicable interest or fee shall continue to accrue. If any payment to be made by the Borrower shall come due on a day other than a Business Day, payment shall be made on the next following Business Day, and such extension of time shall be reflected on computing interest or fees, as the case may be.

(b) Nothing herein shall be deemed to obligate the Lender to obtain the funds for any Loan in any particular place or manner or to constitute a representation by the Lender that it has obtained or will obtain the funds for any Loan in any particular place or manner.

ARTICLE III

TAXES, YIELD PROTECTION AND ILLEGALITY

3.01 Taxes.

(a) Payments Free of Taxes; Obligation to Withhold; Payments on Account of Taxes. Any and all payments by or on account of any obligation of the Borrower hereunder or under any other Loan Document shall to the extent permitted by applicable Laws be made free and clear of and without reduction or withholding for any Indemnified Taxes. If the Borrower shall be required by any Laws to deduct Indemnified Taxes from or in respect of any sum payable under any Loan Document to the Lender, (i) the sum payable shall be increased as necessary so that after any required withholding or the making of all required deductions (including deductions applicable to additional sums payable under this Section) the Lender receives an amount equal to the sum it would have received had no such withholding or deduction been made, (ii) the Borrower shall make such deductions, (iii) the Borrower shall pay the full amount deducted to the relevant taxation authority or other authority in accordance with applicable Law and (iv) within thirty days after the date of such payment, the Borrower shall furnish to the Lender the original or a certified copy of receipt evidencing payment thereof.

(b) Payment of Other Taxes by the Borrower. Without limiting the provisions of subsection (a) above, the Borrower shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with applicable Laws.

(c) Tax Indemnification. Without limiting the provisions of subsection (a) or (b) above, the Borrower shall, and hereby does, indemnify the Lender, and shall make payment in respect thereof within ten days after demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this

Section) withheld or deducted by the Borrower or paid by the Lender and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of any such payment or liability delivered to the Borrower by the Lender shall be conclusive absent manifest error.

3.02 Illegality.

If the Lender determines that any Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for the Lender or its Lending Office to make, maintain or fund Eurodollar Rate Loans, or to determine or charge interest rates based upon the Eurodollar Rate, or any Governmental Authority has imposed material restrictions on the authority of the Lender to purchase or sell, or to take deposits of, Dollars in the London interbank market, then, on notice thereof by the Lender to the Borrower, any obligation of the Lender to make or continue Eurodollar Rate Loans or to convert Base Rate Loans to Eurodollar Rate Loans or, if such notice relates to the unlawfulness or asserted unlawfulness of charging interest based on the Eurodollar Base Rate, to make Base Rate Loans as to which the interest rate is determined with reference to the Eurodollar Base Rate, shall be suspended until the Lender notifies the Borrower that the circumstances giving rise to such determination no longer exist and the Lender shall deliver such notice promptly after such circumstances cease to exist. Upon receipt of such notice, the Borrower shall, upon demand from the Lender, prepay or, if applicable, convert all Eurodollar Rate Loans to Base Rate Loans and Base Rate Loans as to which the interest rate is not determined with reference to the Eurodollar Rate, either on the last day of the Interest Period therefor, if the Lender may lawfully continue to maintain such Eurodollar Rate Loans to such day, or immediately, if the Lender may not lawfully continue to maintain such Eurodollar Rate Loans or Base Rate Loans. Notwithstanding the foregoing, and despite the illegality for the Lender to make, maintain or fund Eurodollar Rate Loans or Base Rate Loans as to which the interest rate is determined with reference to the Eurodollar Rate, the Lender shall remain committed to make Base Rate Loans and shall be entitled to recover interest at the Base Rate. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted.

3.03 Inability to Determine Rates.

(a) If the Lender determines that for any reason in connection with any request for a Eurodollar Rate Loan or a conversion to or continuation thereof that (i) Dollar deposits are not being offered to banks in the London interbank eurodollar market for the applicable amount and Interest Period of such Eurodollar Rate Loan, (ii) adequate and reasonable means do not exist for determining the Eurodollar Base Rate for any requested Interest Period with respect to a proposed Eurodollar Rate Loan, or (iii) the Eurodollar Base Rate for any requested Interest Period with respect to a proposed Eurodollar Rate Loan or in connection with a Eurodollar Rate Loan does not adequately and fairly reflect the cost to the Lender of funding such Loan, the Lender will promptly notify the Borrower. Thereafter, the obligation of the Lender to make or maintain Eurodollar Rate Loans and Base Rate Loans as to which the interest rate is determined with reference to the Eurodollar Rate shall be suspended until the Lender revokes such notice which the Lender shall do promptly after such circumstances cease to exist. Upon receipt of such notice, the Borrower may revoke any pending request for a Borrowing of, conversion to or continuation of Eurodollar Rate Loans or, failing that, will be deemed to have converted such request into a request for a Borrowing of Base Rate Loans in the amount specified therein.

(b) If the Lender determines in good faith (which determination shall be conclusive and binding upon the Borrower) that the Eurodollar Rate or the Base Rate, as the case may be, will not adequately and fairly reflect the cost to the Lender (as conclusively certified by the Lender) of making or maintaining its affected Loans, the Lender shall give notice thereof to the Borrower as soon as practicable thereafter and, upon delivery of such notice and until the Lender revokes such notice, the Market Disruption Spread shall be included in the calculation of Base Rate and Eurodollar Rate.

3.04 Increased Costs.

(a) Increased Costs Generally. If any Change in Law shall:

(i) impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, the Lender (except any reserve requirement reflected in the Eurodollar Rate);

(ii) subject the Lender to any tax of any kind whatsoever with respect to this Agreement or any Eurodollar Rate Loan made by it, or change the basis of taxation of payments to the Lender in respect thereof (except for Indemnified Taxes or Other Taxes covered by Section 3.01 and the imposition of, or any change in the rate of, any Excluded Tax payable by the Lender); or

(iii) impose on the Lender or the London interbank market any other condition, cost or expense affecting this Agreement or Eurodollar Rate Loans made by the Lender;

and the result of any of the foregoing shall be to increase the cost to the Lender of making or maintaining any Eurodollar Rate Loan (or of maintaining its obligation to make any such Loan), or to reduce the amount of any sum received or receivable by the Lender hereunder (whether of principal, interest or any other amount) then, upon request of the Lender, the Borrower will pay to the Lender such additional amount or amounts as will compensate the Lender for such additional costs incurred or reduction suffered.

(b) Capital Requirements. If the Lender determines in good faith that any Change in Law affecting the Lender or its Lending Office or the Lender's holding company, if any, regarding capital requirements has or would have the effect of reducing the rate of return on the Lender's capital or on the capital of the Lender's holding company, if any, as a consequence of this Agreement, the Commitment of the Lender or the Loans made by the Lender to a level below that which the Lender or the Lender's holding company could have achieved but for such Change in Law (taking into consideration the Lender's policies and the policies of the Lender's holding company with respect to capital adequacy), then from time to time the Borrower will pay to the Lender such additional amount or amounts as will compensate the Lender or the Lender's holding company for any such reduction suffered.

(c) Certificates for Reimbursement. A certificate of the Lender setting forth the amount or amounts necessary to compensate the Lender or its holding company as specified in subsection (a) or (b) of this Section and delivered to the Borrower shall be conclusive absent manifest error. The Borrower shall pay the Lender the amount shown as due on any such certificate within ten days after receipt thereof.

3.05 Compensation for Losses.

Upon demand of the Lender from time to time, the Borrower shall promptly compensate the Lender for and hold the Lender harmless from any loss, cost or expense incurred by it as a result of:

(a) any continuation, conversion, payment or prepayment of any Loan other than a Base Rate Loan on a day other than the last day of the Interest Period for such Loan (whether voluntary, mandatory, automatic, by reason of acceleration, or otherwise); or

(b) any failure by the Borrower (for a reason other than the failure of the Lender to make a Loan) to prepay, borrow, continue or convert any Loan other than a Base Rate Loan on the date or in the amount notified by the Borrower;

including any loss of anticipated profits and any loss or expense arising from the liquidation or reemployment of funds obtained by it to maintain such Loan or from fees payable to terminate the deposits from which such funds were obtained. The Borrower shall also pay any customary administrative fees charged by the Lender in connection with the foregoing.

For purposes of calculating amounts payable by the Borrower to the Lender under this Section 3.05, the Lender shall be deemed to have funded each Eurodollar Rate Loan made by it at the Eurodollar Base Rate used in determining the Eurodollar Rate for such Loan by a matching deposit or other borrowing in the London interbank eurodollar market for a comparable amount and for a comparable period, whether or not such Eurodollar Rate Loan was in fact so funded.

3.06 Survival.

All of the Borrower's obligations under this Article III shall survive termination of the Commitment and repayment of all other Obligations hereunder.

ARTICLE IV

[INTENTIONALLY OMITTED]

ARTICLE V

CONDITIONS PRECEDENT TO CREDIT EXTENSIONS

5.01 Conditions of Closing.

This Agreement shall be effective upon receipt by the Lender of executed counterparts of this Agreement and the other Loan Documents, each properly executed by a Responsible Officer of the Borrower and, in the case of this Agreement, by the Lender.

5.02 Conditions to all Initial Loans.

The obligation of the Lender to honor the initial Loan Notice for a Borrowing is subject to the satisfaction of the following conditions precedent (in addition to satisfaction on the Closing Date of the conditions set forth in Section 5.01 and the satisfaction of the conditions set forth in Section 5.03):

(a) Opinions of Counsel. Receipt by the Lender of favorable opinions of legal counsel to the Borrower, addressed to the Lender, dated as of the Effective Date, and in form and substance satisfactory to the Lender.

(b) No Material Adverse Change. There shall not have occurred a material adverse change since December 31, 2007 in the business, assets, liabilities (actual or contingent), operations, condition (financial or otherwise) or prospects of the Borrower and its Subsidiaries, taken as a whole.

(c) Termination of Existing Credit Agreement. Receipt by the Lender of evidence that the Existing Credit Agreement concurrently with the Effective Date is being terminated.

(d) Spin-off of Borrower. Receipt by the Lender of evidence that the Borrower is a separate legal entity from Wilbert, Inc.

(e) Organization Documents, Resolutions, Etc. Receipt by the Lender of the following, in form and substance satisfactory to the Lender:

(i) copies of the Organization Documents of the Borrower certified to be true and complete as of a recent date by the appropriate Governmental Authority of the state or other jurisdiction of its incorporation or organization, where applicable, and certified by a secretary or assistant secretary of the Borrower to be true and correct as of the Effective Date;

(ii) such certificates of resolutions or other action, incumbency certificates and/or other certificates of Responsible Officers of the Borrower as the Lender may require evidencing the identity, authority and capacity of each Responsible Officer thereof authorized to act as a Responsible Officer in connection with this Agreement and the other Loan Documents; and

(iii) such documents and certifications as the Lender may reasonably require to evidence that the Borrower is duly organized or formed, and is validly existing, in good standing and qualified to engage in business in its state of organization or formation and each other jurisdiction where its ownership, lease or operation of properties or the conduct of its business requires such qualification, except to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect.

(f) Closing Certificate. Receipt by the Lender of a certificate signed by a Responsible Officer of the Borrower certifying that the conditions specified in Sections 5.02(b) and (d) and Sections 5.03(a) and (b) have been satisfied.

(g) Fees. Receipt by the Lender of any fees required to be paid on or before the Effective Date.

(h) Attorney Costs. The Borrower shall have paid all fees, charges and disbursements of counsel to the Lender (directly to such counsel if requested by the Lender) to the extent invoiced prior to or on the Effective Date, plus such additional amounts of such fees, charges and disbursements as shall constitute its reasonable estimate of such fees, charges and disbursements incurred or to be incurred by it through the closing proceedings (provided that such estimate shall not thereafter preclude a final settling of accounts between the Borrower and the Lender).

5.03 Conditions to all Borrowings.

The obligation of the Lender to honor any Loan Notice for a Borrowing is subject to the following conditions precedent:

(a) The representations and warranties of the Borrower contained in Article VI or any other Loan Document, or which are contained in any document furnished at any time under or in connection herewith or therewith, shall be true and correct on and as of the date of such Borrowing, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct as of such earlier date.

(b) No Default shall exist, or would result from such proposed Borrowing or from the application of the proceeds thereof.

(c) The Lender shall have received a Loan Notice in accordance with the requirements hereof.

Each Loan Notice submitted by the Borrower shall be deemed to be a representation and warranty that the conditions specified in Sections 5.03(a) and (b) have been satisfied on and as of the date of the applicable Borrowing.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES

The Borrower represents and warrants to the Lender that:

6.01 Existence, Qualification and Power.

The Borrower and each Subsidiary (a) is duly organized or formed, validly existing and, as applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization, (b) has all requisite power and authority and all requisite governmental licenses, authorizations, consents and approvals to (i) own or lease its assets and carry on its business and (ii) execute, deliver and perform its obligations under the Loan Documents to which it is a party, and (c) is duly qualified and is licensed and, as applicable, in good standing under the Laws of each jurisdiction where its ownership, lease or operation of properties or the conduct of its business requires such qualification or license; except in each case referred to in clause (b)(i) or (c), to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect.

6.02 Authorization; No Contravention.

The execution, delivery and performance by the Borrower of each Loan Document to which such Person is party have been duly authorized by all necessary corporate or other organizational action, and do not (a) contravene the terms of any of such Person's Organization Documents; (b) conflict with or result in any breach or contravention of, or the creation of any Lien under, or require any payment to be made under (i) any Contractual Obligation to which such Person is a party or affecting such Person or the properties of such Person or any of its Subsidiaries or (ii) any order, injunction, writ or decree of any Governmental Authority or any arbitral award to which such Person or its property is subject; or (c) violate any Law.

6.03 Governmental Authorization; Other Consents.

No approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority or any other Person is necessary or required in connection with the execution, delivery or performance by, or enforcement against, the Borrower of this Agreement or any other Loan Document other than those that have already been obtained and are in full force and effect.

6.04 Binding Effect.

Each Loan Document has been duly executed and delivered by the Borrower. Each Loan Document constitutes a legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms.

6.05 Financial Statements; No Material Adverse Effect.

(a) The financial statements delivered pursuant to Sections 7.01(a) and 7.01(b) (i) were prepared in accordance with GAAP consistently applied throughout the period covered thereby, except as otherwise expressly noted therein; (ii) fairly present the financial condition of the Borrower and its Subsidiaries as of the date thereof and their results of operations for the period covered thereby in accordance with GAAP consistently applied throughout the period covered thereby, except as otherwise expressly noted therein (subject, in the case of unaudited financial statements, to the absence of footnotes and to normal year-end audit adjustments); and (iii) show all material indebtedness and other liabilities, direct or contingent, of the Borrower and its Subsidiaries as of the date thereof, including liabilities for taxes, material commitments and Indebtedness.

(b) The unaudited consolidated financial statements of the Borrower and its Subsidiaries for the fiscal year ending December 31, 2007 and the fiscal quarter ending September 30, 2008 (i) were prepared in accordance with GAAP consistently applied throughout the period covered thereby, except as otherwise expressly noted therein; (ii) fairly present the financial condition of the Borrower and its Subsidiaries as of the date thereof and their results of operations for the period covered thereby (subject, in the case of unaudited financial statements, to the absence of footnotes and to normal year-end audit adjustments); and (iii) show all material indebtedness and other liabilities, direct or contingent, of the

Borrower and its Subsidiaries as of the date thereof, including liabilities for taxes, material commitments and Indebtedness.

(c) Since December 31, 2007, there has been no event or circumstance, either individually or in the aggregate, that has had or could reasonably be expected to have a Material Adverse Effect.

6.06 Litigation.

There are no actions, suits, proceedings, claims or disputes pending or, to the knowledge of the Borrower threatened at law, in equity, in arbitration or before any Governmental Authority, by or against the Borrower or any Subsidiary or against any of their properties or revenues that (a) purport to affect or pertain to this Agreement or any other Loan Document, or any of the transactions contemplated hereby or (b) could reasonably be expected to have a Material Adverse Effect. For purposes of disclosure, the Borrower has identified certain litigation existing on the Closing Date and set forth on Schedule 6.06; however, the Borrower represents that such litigation could not reasonably be expected to have a Material Adverse Effect.

6.07 No Default.

(a) Neither the Borrower nor any Subsidiary is in default under or with respect to any Contractual Obligation that individually or in the aggregate could reasonably be expected to have a Material Adverse Effect.

(b) No Default has occurred and is continuing.

6.08 Ownership of Property.

The Borrower and each of its Subsidiaries has good record and marketable title in fee simple to, or valid leasehold interests in, all real property necessary or used in the ordinary conduct of its business, except for such defects in title as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

6.09 Environmental Compliance.

The Borrower and its Subsidiaries conduct in the ordinary course of business a review of the effect of existing Environmental Laws and claims alleging potential liability or responsibility for violation of any Environmental Law on their respective businesses, operations and properties, and as a result thereof the Borrower has reasonably concluded that such Environmental Laws and claims could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

6.10 Insurance.

The properties of the Borrower and its Subsidiaries are insured with financially sound and reputable insurance companies not Affiliates of the Borrower, in such amounts, with such deductibles and covering such risks as are customarily carried by companies engaged in similar businesses and owning similar properties in localities where the Borrower or the applicable Subsidiary operates.

6.11 Taxes.

The Borrower and its Subsidiaries have filed all federal, state and other material tax returns and reports required to be filed, and have paid all federal, state and other material taxes, assessments, fees and other governmental charges levied or imposed upon them or their properties, income or assets otherwise due and payable, except those which are being contested in good faith by appropriate proceedings diligently conducted and for which adequate reserves have been provided in accordance with GAAP. There is no proposed tax assessment against the Borrower or any Subsidiary that would, if made, have a Material Adverse Effect. Neither the Borrower nor any Subsidiary thereof is party to any tax sharing agreement except for that certain Tax Matters Agreement dated December 27, 2008 between Wilbert, Inc. and the Borrower and any tax agreements that may be entered into in the future among the Borrower and its wholly owned Subsidiaries.

6.12 ERISA Compliance.

(a) Each Plan is in compliance in all material respects with the applicable provisions of ERISA, the Internal Revenue Code and other federal or state Laws. Except as set forth on Schedule 6.12(a), each Plan that is intended to qualify under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the IRS or an application for such a letter is currently being processed by the IRS with respect thereto and, to the best knowledge of the Borrower, nothing has occurred which would prevent, or cause the loss of, such qualification. The Borrower and each ERISA Affiliate have made all required contributions to each Plan subject to Section 412 of the Internal Revenue Code, and no application for a funding waiver or an extension of any amortization period pursuant to Section 412 of the Internal Revenue Code has been made with respect to any Plan.

(b) There are no pending or, to the best knowledge of the Borrower, threatened claims, actions or lawsuits, or action by any Governmental Authority, with respect to any Plan that could be reasonably be expected to have a Material Adverse Effect. There has been no prohibited transaction or violation of the fiduciary responsibility rules with respect to any Plan that has resulted or could reasonably be expected to result in a Material Adverse Effect.

(c) (i) Except as set forth on Schedule 6.12(c), no ERISA Event has occurred or is reasonably expected to occur; (ii) no Pension Plan has any Unfunded Pension Liability; (iii) neither the Borrower nor any ERISA Affiliate has incurred, or reasonably expects to incur, any liability under Title IV of ERISA with respect to any Pension Plan (other than premiums due and not delinquent under Section 4007 of ERISA); (iv) neither the Borrower nor any ERISA Affiliate has incurred, or reasonably expects to incur, any liability (and no event has occurred which, with the giving of notice under Section 4219 of ERISA, would result in such liability) under Section 4201 or 4243 of ERISA with respect to a Multiemployer Plan; and (v) neither the Borrower nor any ERISA Affiliate has engaged in a transaction that could be subject to Section 4069 or 4212(c) of ERISA.

6.13 Subsidiaries.

Set forth on Schedule 6.13 is a complete and accurate list as of the Closing Date of each Subsidiary of the Borrower, together with (i) jurisdiction of organization, and (ii) percentage of outstanding shares of each class owned (directly or indirectly) by the Borrower or any Subsidiary. The outstanding Equity Interests of each Subsidiary of the Borrower are validly issued, fully paid and non-assessable.

6.14 Margin Regulations; Investment Company Act.

(a) The Borrower is not engaged and will not engage, principally or as one of its important activities, in the business of purchasing or carrying margin stock (within the meaning of Regulation U issued by the FRB), or extending credit for the purpose of purchasing or carrying margin stock. Following the application of the proceeds of each Borrowing, not more than 25% of the value of the assets (either of the Borrower only or of the Borrower and its Subsidiaries on a consolidated basis) subject to the provisions of Section 8.01 or Section 8.05 or subject to any restriction contained in any agreement or instrument between the Borrower and the Lender or any Affiliate of the Lender relating to Indebtedness and within the scope of Section 9.01(e) will be margin stock.

(b) None of the Borrower, any Person Controlling the Borrower, or any Subsidiary is or is required to be registered as an "investment company" under the Investment Company Act of 1940.

6.15 Disclosure.

The Borrower has disclosed to the Lender all agreements, instruments and corporate or other restrictions to which it or any of its Subsidiaries is subject, and all other matters known to it, that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect. No report, financial statement, certificate or other information furnished (whether in writing or orally) by or on behalf of the Borrower to the Lender in connection with the transactions contemplated hereby and the negotiation of this Agreement or delivered hereunder or under any other Loan Document (in each case, as modified or supplemented by other information so furnished) contains any material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that, with respect to projected financial information, the Borrower represents only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time.

6.16 Compliance with Laws.

The Borrower and each Subsidiary is in compliance with the requirements of all Laws and all orders, writs, injunctions and decrees applicable to it or to its properties, except in such instances in which (a) such requirement of Law or order, writ, injunction or decree is being contested in good faith by appropriate proceedings diligently conducted or (b) the failure to comply therewith could not reasonably be expected to have a Material Adverse Effect.

6.17 Intellectual Property; Licenses, Etc.

The Borrower and each Subsidiary owns, or possesses the legal right to use, all of the trademarks, service marks, trade names, copyrights, patents, patent rights, franchises, licenses and other intellectual property rights (collectively, "IP Rights") that are reasonably necessary for the operation of their respective businesses. Except for such claims and infringements that could not reasonably be expected to have a Material Adverse Effect, no claim has been asserted and is pending by any Person challenging or questioning the use of any IP Rights or the validity or effectiveness of any IP Rights, nor does the Borrower know of any such claim, and, to the knowledge of the Responsible Officers of the Borrower, the use of any IP Rights by the Borrower or any Subsidiary or the granting of a right or a license in respect of any IP Rights from the Borrower or any Subsidiary does not infringe on the rights of any Person.

6.18 Solvency.

The Borrower is Solvent on a consolidated basis.

ARTICLE VII

AFFIRMATIVE COVENANTS

From and after the Effective Date and for so long as the Lender shall have any Commitment hereunder or any Loan or other Obligation hereunder shall remain unpaid or unsatisfied, the Borrower shall and shall cause each Subsidiary to:

7.01 Financial Statements.

Deliver to the Lender, in form and detail satisfactory to the Lender:

(a) as soon as available commencing with the fiscal year ending on or about December 31, 2009, but in any event within one hundred and twenty days after the end of each fiscal year of the Borrower, a consolidated balance sheet of the Borrower and its Subsidiaries as at the end of such fiscal year, and the related consolidated statements of income or operations, changes in shareholders' equity and cash flows for such fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year (however no such comparative statements will be required prior to 2010), all in reasonable detail and prepared in accordance with GAAP, audited and accompanied by a report and opinion of an independent certified public accountant of nationally recognized standing reasonably acceptable to the Lender, which report and opinion shall be prepared in accordance with generally accepted auditing standards and shall not be subject to any "going concern" or like qualification or exception or any qualification or exception as to the scope of such audit; and

(b) as soon as available, but in any event within thirty days (sixty days in the case of the fiscal quarter ending on or about December 31, 2008) after the end of each fiscal quarter of the Borrower (including without limitation, the fiscal quarter ending on or about December 31), a consolidated balance sheet of the Borrower and its Subsidiaries as at the end of such fiscal quarter, the related consolidated statements of income or operations for such fiscal quarter and for the portion of the Borrower's fiscal year then ended, and the related consolidated statements of changes in shareholders' equity, and cash flows for such fiscal quarter and the portion of the Borrower's fiscal year then ended, in each case setting forth in comparative form, as applicable, the figures for the corresponding fiscal quarter of the previous fiscal year and the corresponding portion of the previous fiscal year (however, no such comparative statements will be required prior to 2010), all in reasonable detail and certified by the chief executive officer, chief financial officer, treasurer or controller of the Borrower as fairly presenting the financial condition, results of operations, shareholders' equity and cash flows of the Borrower and its Subsidiaries in accordance with GAAP, subject only to normal year-end audit adjustments and the absence of footnotes.

7.02 Certificates; Other Information.

Deliver to the Lender, in form and detail satisfactory to the Lender:

(a) concurrently with the delivery of the financial statements referred to in Section 7.01(a), a certificate of its independent certified public accountants certifying such financial statements and stating that in making the examination necessary therefor no knowledge was obtained of any Default under the financial covenants set forth herein or, if any such Default shall exist, stating the nature and status of such event;

(b) commencing with the fiscal quarter ending March 31, 2009, concurrently with the delivery of the financial statements referred to in Sections 7.01(a) and (b), a duly completed Compliance Certificate signed by the chief executive officer, chief financial officer, treasurer or controller of the Borrower, in such Person's capacity as such an officer and not personally (such Compliance Certificate shall include such supplements to Schedule 6.13, as are necessary such that, as supplemented, such Schedule would be accurate and complete as of the date of such Compliance Certificate);

(c) not later than 60 days after the beginning of each fiscal year of the Borrower, commencing with the fiscal year beginning January 1, 2009, an annual business plan and budget of the Borrower and its Subsidiaries containing, among other things, pro forma financial statements (including income statements, balance sheets and cash flows) for each quarter of such fiscal year;

(d) promptly after any request by the Lender, copies of any detailed audit reports, management letters or recommendations submitted to the board of directors (or the audit committee of the board of directors) of the Borrower by independent accountants in connection with the accounts or books of the Borrower or any Subsidiary, or any audit of any of them;

(e) promptly after the furnishing thereof, copies of any statement or report furnished to any holder of debt securities of the Borrower or any Subsidiary pursuant to the terms of any indenture, loan or credit or similar agreement and not otherwise required to be furnished to the Lender pursuant to Section 7.01 or any other clause of this Section 7.02; and

(f) promptly, such additional information regarding the business, financial or corporate affairs of the Borrower or any Subsidiary, or compliance with the terms of the Loan Documents, as the Lender may from time to time reasonably request.

Documents required to be delivered pursuant to Sections 7.01(a) or (b) may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date on which the Borrower posts such documents, or provides a link thereto on the Borrower's website on the Internet at the website address listed on Schedule 10.02; provided, that, (i) if requested by the Lender, the Borrower shall deliver paper copies of such documents until a written request to cease delivering paper copies is given by the Lender and (ii) the Borrower shall notify the Lender of the posting of any such documents.

7.03 Notices.

(a) Promptly notify the Lender of: (i) the occurrence of any Default, (ii) any matter that has resulted or could reasonably be expected to result in a Material Adverse Effect, (iii) the occurrence of any ERISA Event or (iv) any material change in accounting policies or financial reporting practices by the Borrower or any Subsidiary.

(b) Each notice pursuant to this Section 7.03 shall be accompanied by a statement of a Responsible Officer of the Borrower setting forth details of the occurrence referred to therein and stating what action the Borrower has taken and proposes to take with respect thereto. Each notice pursuant to Section 7.03(a)(i) shall describe with particularity any and all provisions of this Agreement and any other Loan Document that have been breached.

7.04 Payment of Taxes.

Pay and discharge, as the same shall become due and payable, all its tax liabilities, assessments and governmental charges or levies upon it or its properties or assets, unless the same are being contested in good faith by appropriate proceedings diligently conducted and adequate reserves in accordance with GAAP are being maintained by the Borrower or such Subsidiary.

7.05 Preservation of Existence, Etc.

(a) Preserve, renew and maintain in full force and effect its legal existence and good standing under the Laws of the jurisdiction of its organization except in a transaction permitted by Section 8.04 or 8.05.

(b) Take all reasonable action to maintain all rights, privileges, permits, licenses and franchises necessary or desirable in the normal conduct of its business, except to the extent that the failure to do so could not reasonably be expected to have a Material Adverse Effect.

(c) Preserve or renew all of its IP Rights, the non-preservation of which could reasonably be expected to have a Material Adverse Effect.

7.06 Maintenance of Properties.

(a) Maintain, preserve and protect all of its material properties and equipment necessary in the operation of its business in good working order and condition, ordinary wear and tear excepted.

(b) Make all necessary repairs thereto and renewals and replacements thereof, except where the failure to do so could not reasonably be expected to have a Material Adverse Effect.

7.07 Maintenance of Insurance.

Maintain in full force and effect insurance (including worker's compensation insurance, liability insurance, casualty insurance and business interruption insurance) with financially sound and reputable insurance companies not Affiliates of the Borrower, in such amounts, with such deductibles and covering such risks as are customarily carried by companies engaged in similar businesses and owning similar properties in localities where the Borrower or such Subsidiary operates.

7.08 Compliance with Laws.

Comply with the requirements of all Laws and all orders, writs, injunctions and decrees applicable to it or to its business or property, except in such instances in which (a) such requirement of Law or order, writ, injunction or decree is being contested in good faith by appropriate proceedings diligently conducted; or (b) the failure to comply therewith could not reasonably be expected to have a Material Adverse Effect.

7.09 Books and Records.

Maintain proper books of record and account, in which full, true and correct entries in conformity with GAAP consistently applied shall be made of all financial transactions and matters involving the assets and business of the Borrower or such Subsidiary, as the case may be.

7.10 Inspection Rights.

Permit representatives and independent contractors of the Lender to visit and inspect any of its properties, to examine its corporate, financial and operating records, and make copies thereof or abstracts therefrom, and to discuss its affairs, finances and accounts with its directors, officers, and independent public accountants, all at the expense of the Borrower and at such reasonable times during normal business hours and as often as may be reasonably desired, upon reasonable advance notice to the Borrower; provided, however, that when an Event of Default exists the Lender (or any of its representatives or independent contractors) may do any of the foregoing at the expense of the Borrower at any time during normal business hours and without advance notice.

7.11 Use of Proceeds.

Use the proceeds of the Borrowings to finance working capital, capital expenditures and for other lawful corporate purposes, provided that in no event shall the proceeds of any Borrowing be used in contravention of any Law or of any Loan Document.

7.12 ERISA Compliance.

Do, and cause each of its ERISA Affiliates to do, each of the following: (a) maintain each Plan in compliance in all material respects with the applicable provisions of ERISA, the Internal Revenue Code and other federal or state law; (b) cause each Plan that is qualified under Section 401(a) of the Internal Revenue Code to maintain such qualification; and (c) make all required contributions to any Plan subject to Section 412 of the Internal Revenue Code.

7.13 Deposit Accounts.

Maintain all of the Borrower's deposit accounts, cash management accounts and related services with the Lender.

ARTICLE VIII

NEGATIVE COVENANTS

From and after the Effective Date and for so long as the Lender shall have any Commitment hereunder or any Loan or other Obligation hereunder shall remain unpaid or unsatisfied, the Borrower shall not, nor shall it permit any Subsidiary to, directly or indirectly:

8.01 Liens.

Create, incur, assume or suffer to exist any Lien upon any of its property, assets or revenues, whether now owned or hereafter acquired, other than the following:

(a) Liens pursuant to any Loan Document;

(b) Liens existing on the Closing Date and listed on Schedule 8.01 and any renewals or extensions thereof, provided that the property covered thereby is not changed;

(c) Liens (other than Liens imposed under ERISA) for taxes, assessments or governmental charges or levies not yet due or which are being contested in good faith and by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of the applicable Person in accordance with GAAP;

(d) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen and suppliers and other Liens imposed by law or pursuant to customary reservations or retentions of title arising in the ordinary course of business, provided that such Liens secure only amounts not yet due and payable or, if due and payable, are unfiled and no other action has been taken to enforce the same or are being contested in good faith by appropriate proceedings for which adequate reserves determined in accordance with GAAP have been established;

(e) pledges or deposits in the ordinary course of business in connection with workers' compensation, unemployment insurance and other social security legislation, other than any Lien imposed by ERISA;

(f) deposits to secure the performance of bids, trade contracts and leases (other than Indebtedness), statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;

(g) easements, rights-of-way, restrictions and other similar encumbrances affecting real property which, in the aggregate, are not substantial in amount, and which do not in any case materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of the applicable Person;

(h) Liens securing judgments for the payment of money (or appeal or other surety bonds relating to such judgments) not constituting an Event of Default under Section 9.01(h);

(i) Liens securing Indebtedness permitted under Section 8.03(d); provided that (i) such Liens do not at any time encumber any property other than the property financed by such Indebtedness and (ii) such Liens attach to such property concurrently with or within ninety days after the acquisition thereof;

(j) leases or subleases granted to others not interfering in any material respect with the business of the Borrower or any Subsidiary;

(k) any interest of title of a lessor under, and Liens arising from UCC financing statements (or equivalent filings, registrations or agreements in foreign jurisdictions) relating to, leases permitted by this Agreement;

(l) Liens deemed to exist in connection with Investments in repurchase agreements permitted under Section 8.02;

(m) normal and customary rights of setoff upon deposits of cash in favor of banks or other depository institutions; and

(n) Liens of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection.

8.02 Investments.

Make any Investments, except:

(a) Investments held in the form of cash or Cash Equivalents;

(b) Investments existing as of the Closing Date and set forth in Schedule 8.02;

(c) Investments in the Borrower;

(d) Investments consisting of extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business, and Investments received in satisfaction or partial satisfaction thereof from financially troubled account debtors to the extent reasonably necessary in order to prevent or limit loss;

(e) Guarantees permitted by Section 8.03;

(f) Permitted Acquisitions; and

(g) Investments of a nature not contemplated in the foregoing clauses in an amount not to exceed $500,000 in the aggregate at any time outstanding.

8.03 Indebtedness.

Create, incur, assume or suffer to exist any Indebtedness, except:

(a) Indebtedness under the Loan Documents;

(b) Indebtedness set forth in Schedule 8.03 (and renewals, refinancings and extensions thereof); provided that (i) the amount of such Indebtedness is not increased at the time of such refinancing, renewal or extension except by an amount equal to a reasonable premium or other reasonable amount paid, and fees and expenses reasonably incurred, in connection with such refinancing and by an amount equal to any existing commitments unutilized thereunder and (ii) the terms relating to principal amount, amortization, maturity, collateral (if any) and subordination (if any), and other material terms taken as a whole, of any such refinancing, renewal or extension are no less favorable in any material respect to the Borrower and its Subsidiaries or the Lender than the terms of any agreement or instrument governing the Indebtedness being refinanced, renewed or extended and the interest rate applicable to any such refinancing, refunding, renewing or extending Indebtedness does not exceed the then applicable market interest rate;

(c) obligations (contingent or otherwise) existing or arising under any Swap Contract, provided that (i) such obligations are (or were) entered into by such Person in the ordinary course of business for the purpose of directly mitigating risks associated with liabilities, commitments, investments, assets, or property held or reasonably anticipated by such Person, or changes in the value of securities issued by such Person, and not for purposes of speculation or taking a "market view;" and (ii) such Swap Contract does not contain any provision exonerating the non-defaulting party from its obligation to make payments on outstanding transactions to the defaulting party;

(d) purchase money Indebtedness (including obligations in respect of Capital Leases or Synthetic Leases) hereafter incurred to finance the purchase of fixed assets, and renewals, refinancings and extensions thereof, provided that (i) the aggregate outstanding principal amount of all such Indebtedness shall not exceed $500,000 at any one time outstanding; and (ii) such Indebtedness when incurred shall not exceed the purchase price of the asset(s) financed;

(e) other unsecured Indebtedness in an aggregate principal amount not to exceed $500,000 at any one time outstanding; and

(f) Guarantees with respect to Indebtedness permitted under this Section 8.03.

8.04 Fundamental Changes.

Merge, dissolve, liquidate or consolidate with or into another Person, except that so long as no Default exists or would result therefrom, (a) the Borrower may merge or consolidate with any of its Subsidiaries provided that the Borrower is the continuing or surviving Person, (b) subject to clause (a) above, the Borrower may merge with any other Person in connection with a Permitted Acquisition and (c) any Subsidiary may dissolve, liquidate or wind up its affairs at any time provided that such dissolution, liquidation or winding up, as applicable, could not have a Material Adverse Effect.

8.05 Dispositions.

Make any Disposition except:

(a) Permitted Transfers; and

(b) other Dispositions so long as (i) the consideration shall be in an amount not less than the fair market value of the property disposed of, (ii) such transaction does not involve the sale or other disposition of a minority equity interest in any Subsidiary, (iii) such transaction does not involve a sale or other disposition of receivables other than receivables owned by or attributable to other property concurrently being disposed of in a transaction otherwise permitted under this Section 8.05, and (iv) the aggregate net book value of all of the assets sold or otherwise disposed of by the Borrower and its Subsidiaries in all such transactions in any fiscal year of the Borrower shall not exceed $3,000,000.

8.06 Restricted Payments.

Declare or make, directly or indirectly, any Restricted Payment, or incur any obligation (contingent or otherwise) to do so, except that:

(a) each Subsidiary may make Restricted Payments to Persons that own Equity Interests in such Subsidiary, ratably according to their respective holdings of the type of Equity Interest in respect of which such Restricted Payment is being made;

(b) the Borrower and each Subsidiary may declare and make dividend payments or other distributions payable solely in common Equity Interests of such Person; and

(c) so long as (i) no Default exists the immediately prior to and after giving effect thereto and (ii) the Consolidated Leverage Ratio is less than 1.5 to 1.0 (after giving effect to the Restricted Payment on a Pro Forma Basis), the Borrower may make other Restricted Payments.

8.07 Change in Nature of Business.

Engage in any material line of business substantially different from those lines of business conducted by the Borrower and its Subsidiaries on the Closing Date or any business substantially related or incidental thereto.

8.08 Transactions with Affiliates and Insiders.

Enter into or permit to exist any transaction or series of transactions with any officer, director or Affiliate of such Person other than (a) advances of working capital to the Borrower, (b) transfers of cash and assets to the Borrower, (c) intercompany transactions set forth on Schedule 8.08 and those expressly permitted by Section 8.02, Section 8.03, Section 8.04, Section 8.05 or Section 8.06, (d) normal and reasonable compensation and reimbursement of expenses of officers and directors and (e) except as otherwise specifically limited in this Agreement, other transactions which are entered into in the ordinary course of such Person's business on terms and conditions substantially as favorable to such Person as would be obtainable by it in a comparable arms-length transaction with a Person other than an officer, director or Affiliate.

8.09 Burdensome Agreements.

Enter into, or permit to exist, any Contractual Obligation that (a) encumbers or restricts the ability of any such Person to (i) make Restricted Payments to the Borrower, (ii) pay any Indebtedness or other obligation owed to the Borrower, (iii) make loans or advances to the Borrower, (iv) transfer any of its property to the Borrower, (v) pledge its property pursuant to the Loan Documents or any renewals, refinancings, exchanges, refundings or extension thereof or (vi) act as the Borrower pursuant to the Loan Documents or any renewals, refinancings, exchanges, refundings or extension thereof, except (in respect of any of the matters referred to in clauses (i)-(v) above) for (1) this Agreement and the other Loan Documents, (2) any document or instrument governing Indebtedness incurred pursuant to Section 8.03(d), provided that any such restriction contained therein relates only to the asset or assets constructed or acquired in connection therewith, (3) any Permitted Lien or any document or instrument governing any Permitted Lien, provided that any such restriction contained therein relates only to the asset or assets subject to such Permitted Lien or (4) customary restrictions and conditions contained in any agreement relating to the sale of any property permitted under Section 8.05 pending the consummation of such sale, or (b) requires the grant of any security for any obligation if such property is given as security for the Obligations.

8.10 Use of Proceeds.

Use the proceeds of any Borrowing, whether directly or indirectly, and whether immediately, incidentally or ultimately, to purchase or carry margin stock (within the meaning of Regulation U of the FRB) or to extend credit to others for the purpose of purchasing or carrying margin stock or to refund indebtedness originally incurred for such purpose.

8.11 Financial Covenants.

(a) Consolidated Leverage Ratio. Permit the Consolidated Leverage Ratio as of the end of any fiscal quarter of the Borrower, commencing with the fiscal quarter ending March 31, 2009, to be greater than 2.0 to 1.0.

(b) Consolidated Interest Coverage Ratio. Permit the Consolidated Interest Coverage Ratio as of the end of any fiscal quarter of the Borrower, commencing with the fiscal quarter ending March 31, 2009, to be less than 3.0 to 1.0.

8.12 Prepayment of Other Indebtedness, Etc.

(a) Amend or modify any of the terms of any Indebtedness of the Borrower or any Subsidiary (other than Indebtedness arising under the Loan Documents) if such amendment or modification would add or change any terms in a manner adverse to the Borrower or any Subsidiary, or shorten the final maturity or average life to maturity or require any payment to be made sooner than originally scheduled or increase the interest rate applicable thereto.

(b) Make (or give any notice with respect thereto) any voluntary or optional payment or prepayment or redemption or acquisition for value of (including without limitation, by way of depositing money or securities with the trustee with respect thereto before due for the purpose of paying when due), refund, refinance or exchange of any Indebtedness of the Borrower or any Subsidiary (other than Indebtedness arising under the Loan Documents).

8.13 Organization Documents; Fiscal Year.

(a) Amend, modify or change its Organization Documents in a manner adverse to the Lender.

(b) Without the prior consent of the Lender, change its fiscal year to a fiscal year ending on a date other than December 31.

8.14 Ownership of Subsidiaries.

Notwithstanding any other provisions of this Agreement to the contrary, permit any Person (other than the Borrower or any wholly-owned Subsidiary) to own any Equity Interests of any Subsidiary.

ARTICLE IX

EVENTS OF DEFAULT AND REMEDIES

9.01 Events of Default.

Any of the following shall constitute an Event of Default:

(a) Non-Payment. The Borrower fails to pay (i) when and as required to be paid herein, any amount of principal of any Loan, or (ii) within three days after the same becomes due, any interest on any Loan, or any fee due hereunder, or (iii) within five days after the same becomes due, any other amount payable hereunder or under any other Loan Document; or

(b) Specific Covenants. The Borrower fails to perform or observe any term, covenant or agreement contained in any of Section 7.01, 7.02, 7.03, 7.05(a), 7.10, 7.11 or 7.13 or Article VIII; or

(c) Other Defaults. The Borrower fails to perform or observe any other covenant or agreement (not specified in subsection (a) or (b) above) contained in any Loan Document on its part to be performed or observed and such failure continues for thirty days; or

(d) Representations and Warranties. Any representation, warranty, certification or statement of fact made or deemed made by or on behalf of the Borrower herein, in any other Loan Document, or in any document delivered in connection herewith or therewith shall be incorrect or misleading when made or deemed made; or

(e) Cross-Default. (i) The Borrower or any Subsidiary (A) fails to make any payment when due (whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise) in respect of any Indebtedness or Guarantee (other than Indebtedness hereunder and Indebtedness under Swap Contracts) having an aggregate principal amount (including undrawn committed or available amounts and including amounts owing to all creditors under any combined or syndicated credit arrangement) of more than the Threshold Amount, or (B) fails to observe or perform any other agreement or condition relating to any such Indebtedness or Guarantee or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event occurs, the effect of which default or other event is to cause, or to permit the holder or holders of such Indebtedness or the beneficiary or beneficiaries of such Guarantee (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause, with the giving of notice if required, such Indebtedness to be demanded or to become due or to be repurchased, prepaid, defeased or redeemed (automatically or otherwise), or an offer to repurchase, prepay, defease or redeem such Indebtedness to be made, prior to its stated maturity, or such Guarantee to become payable or cash collateral in respect thereof to be demanded; or (ii) there occurs under any Swap Contract an Early Termination Date (as defined in such Swap Contract) resulting from (A) any event of default under such Swap Contract as to which the Borrower or any Subsidiary is the Defaulting Party (as defined in such Swap Contract) or (B) any Termination Event (as so defined) under such Swap Contract as to which the Borrower or any Subsidiary is an Affected Party (as so defined) and, in either event, the Swap Termination Value owed by the Borrower or such Subsidiary as a result thereof is greater than the Threshold Amount; or

(f) Insolvency Proceedings, Etc. The Borrower or any Subsidiary institutes or consents to the institution of any proceeding under any Debtor Relief Law, or makes an assignment for the benefit of creditors; or applies for or consents to the appointment of any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer for it or for all or any material part of its property; or any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer is appointed without the application or consent of such Person and the appointment continues undischarged or unstayed for sixty calendar days; or any proceeding under any Debtor Relief Law relating to any such Person or to all or any material part of its property is instituted without the consent of such Person and continues undismissed or unstayed for sixty calendar days, or an order for relief is entered in any such proceeding; or

(g) Inability to Pay Debts; Attachment. (i) The Borrower or any Subsidiary becomes unable or admits in writing its inability or fails generally to pay its debts as they become due, or (ii) any writ or warrant of attachment or execution or similar process is issued or levied against all or any material part of the property of any such Person and is not released, vacated or fully bonded within thirty days after its issue or levy; or

(h) Judgments. There is entered against the Borrower or any Subsidiary (i) one or more final judgments or orders for the payment of money in an aggregate amount (as to all such judgments or orders) exceeding the Threshold Amount (to the extent not covered by independent third-party insurance as to which the insurer has been notified of the claim and does not dispute coverage), or (ii) any one or more non-monetary final judgments that have, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and, in either case, (A) enforcement proceedings are commenced by any creditor upon such judgment or order, or (B) there is a period of ten consecutive days during which a stay of enforcement of such judgment, by reason of a pending appeal or otherwise, is not in effect; or

(i) ERISA. (i) An ERISA Event occurs with respect to a Pension Plan or Multiemployer Plan which has resulted or could reasonably be expected to result in liability of the Borrower under Title IV of ERISA to the Pension Plan, Multiemployer Plan or the PBGC in an aggregate amount in excess of the Threshold Amount, or (ii) the Borrower or any ERISA Affiliate fails to pay when due, after the expiration of any applicable grace period, any installment payment with respect to its withdrawal liability under Section 4201 of ERISA under a Multiemployer Plan in an aggregate amount in excess of the Threshold Amount; or

(j) Invalidity of Loan Documents. Any Loan Document, at any time after its execution and delivery and for any reason other than as expressly permitted hereunder or thereunder or satisfaction in full of all the Obligations, ceases to be in full force and effect; or the Borrower or any other Person contests in any manner the validity or enforceability of any Loan Document; or the Borrower denies that it has any or further liability or obligation under any Loan Document, or purports to revoke, terminate or rescind any Loan Document; or

(k) Change of Control. There occurs any Change of Control.

9.02 Remedies Upon Event of Default.

If any Event of Default occurs and is continuing, the Lender may take any or all of the following actions:

(a) declare the Commitment to be terminated, whereupon the Commitment shall be terminated;

(b) declare the unpaid principal amount of all outstanding Loans, all interest accrued and unpaid thereon, and all other amounts owing or payable hereunder or under any other Loan Document to be immediately due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Borrower; and

(c) exercise on behalf of itself all rights and remedies available to it under the Loan Documents or applicable Law;

provided, however, that upon the occurrence of an actual or deemed entry of an order for relief with respect to the Borrower under the Bankruptcy Code of the United States, the obligation of the Lender to make Loans shall automatically terminate, the unpaid principal amount of all outstanding Loans and all interest and other amounts as aforesaid shall automatically become due and payable without further act of the Lender.

9.03 Application of Funds.

After the exercise of remedies provided for in Section 9.02 (or after the Loans have automatically become immediately due as set forth in the proviso to Section 9.02), any amounts received on account of the Obligations shall be applied by the Lender in such order as it elects in its sole discretion.

ARTICLE X

MISCELLANEOUS

10.01 Amendments, Etc.

No amendment or waiver of any provision of this Agreement or any other Loan Document, and no consent to any departure by the Borrower therefrom, shall be effective unless in writing signed by the Lender and the Borrower, and each such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

10.02 Notices; Effectiveness; Electronic Communications.

(a) Notices Generally. Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in subsection (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier as follows, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made, if to the Borrower or the Lender, to the address, telecopier number, electronic mail address or telephone number specified for such Person on Schedule 10.02.

Notices and other communications sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices and other communications sent by telecopier shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient). Notices and other communications delivered through electronic communications to the extent provided in subsection (b) below, shall be effective as provided in such subsection (b).

(b) Electronic Communications. Notices and other communications to the Lender hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Lender. The Lender or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications.

Unless the Lender otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender's receipt of an acknowledgement from the intended recipient (such as by the "return receipt requested" function, as available, return e-mail or other written acknowledgement), provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(c) Change of Address, Etc. Each of the Borrower and the Lender may change its address, telecopier or telephone number for notices and other communications hereunder by notice to the other parties hereto.

(d) Reliance by the Lender. The Lender shall be entitled to rely and act upon any notices (including telephonic Loan Notices) purportedly given by or on behalf of the Borrower even if (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein, or (ii) the terms thereof, as understood by the recipient, varied from any confirmation thereof. The Borrower shall indemnify the Lender and any of its Related Parties from all losses, costs, expenses and liabilities resulting from the reliance by such Person on each notice purportedly given by or on behalf of the Borrower. All telephonic notices to and other telephonic communications with the Lender may be recorded by the Lender, and each of the parties hereto hereby consents to such recording.

10.03 No Waiver; Cumulative Remedies; Enforcement.

No failure by the Lender to exercise, and no delay by any such Person in exercising, any right, remedy, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder or under any other Loan Document preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided, and provided under each other Loan Document are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

10.04 Expenses; Indemnity; and Damage Waiver.

(a) Costs and Expenses. The Borrower shall pay (i) all reasonable out-of-pocket expenses incurred by the Lender and its Affiliates (including the reasonable fees, charges and disbursements of counsel for the Lender), in connection with the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated) and (ii) all out-of-pocket expenses incurred by the Lender (including the fees, charges and disbursements of any counsel for the Lender), and shall pay all fees and time charges for attorneys who may be employees of the Lender, in connection with the enforcement or protection of its rights (A) in connection with this Agreement and the other Loan Documents, including its rights under this Section, or (B) in connection with the Loans made, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans.

(b) Indemnification by the Borrower. The Borrower shall indemnify the Lender, and each Related Party of any of the foregoing Persons (each such Person being called an "Indemnitee") against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses (including the fees, charges and disbursements of any counsel for any Indemnitee), and shall indemnify and hold harmless each Indemnitee from all fees and time charges and disbursements for attorneys who may be employees of any Indemnitee, incurred by any Indemnitee or asserted against any Indemnitee by any third party or by the Borrower arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby, or, in the case of the Lender (and any sub-agent thereof) and its Related Parties only, the administration of this Agreement and the other Loan Documents (including in respect of any matters addressed in Section 3.01), (ii) any Loan or the use or proposed use of the proceeds therefrom, (iii) any actual or alleged presence or release of Hazardous Materials on or from any property owned or operated by the Borrower or any of its Subsidiaries, or any Environmental Liability related in any way to the Borrower or any of its Subsidiaries, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by the Borrower, and regardless of whether any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee or (y) result from a claim brought by the Borrower against an Indemnitee for breach in bad faith of such Indemnitee's obligations hereunder or under any other Loan Document, if the Borrower has obtained a final and nonappealable judgment in its favor on such claim as determined by a court of competent jurisdiction.

(c) Waiver of Consequential Damages, Etc. To the fullest extent permitted by applicable law, the Borrower shall not assert, and the Borrower hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Loan or the use of the proceeds thereof. No Indemnitee referred to in subsection (b) above shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed to such unintended recipients by such Indemnitee through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby other than for direct or actual damages resulting from the gross negligence or willful misconduct of such Indemnitee as determined by a final and nonappealable judgment of a court of competent jurisdiction.

(d) Payments. All amounts due under this Section shall be payable not later than ten Business Days after demand therefor.

(e) Survival. The agreements in this Section shall survive the termination of the Commitment and the repayment, satisfaction or discharge of all the other Obligations.

10.05 Payments Set Aside.

To the extent that any payment by or on behalf of the Borrower is made to the Lender, or the Lender exercises its right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by the Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any Debtor Relief Law or otherwise, then to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred.

10.06 Successors and Assigns.

This Agreement shall inure to the benefit of the parties hereto and their respective successors and assigns, except that the Borrower may not assign its rights and obligations hereunder. The Lender may at any time (i) assign all or any part of its rights and obligations hereunder to any other Person with the consent of the Borrower, such consent not to be unreasonably withheld, provided that no such consent shall be required if the assignment is to an affiliate of the Lender or if a Default exists, and (ii) grant to any other Person participating interests in all or part of its rights and obligations hereunder without notice to the Borrower (a participant shall not be entitled to receive any greater payment under Section 3.01 or 3.04 than the Lender would have been entitled to receive with respect to the participation sold to such participant, unless the sale of the participation to such participant is made with the Borrower's prior written consent). The Borrower agrees to execute any documents reasonably requested by the Lender in connection with any such assignment. All information provided by or on behalf of the Borrower to the Lender or its affiliates may be furnished by the Lender to its Affiliates and to any actual or proposed assignee or participant.

10.07 Treatment of Certain Information; Confidentiality.

The Lender agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its Affiliates and to its and its Affiliates' respective partners, directors, officers, employees, agents, trustees, advisors and representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority, (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or participant in, or any prospective assignee of or participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to the Borrower and its obligations, (g) with the consent of the Borrower or (h) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section or (y) becomes available to the Lender or any of its Affiliates on a nonconfidential basis from a source other than the Borrower.

For purposes of this Section, "Information" means all information received from the Borrrower or any Subsidiary relating to the Borrower or any Subsidiary or any of their respective businesses, other than any such information that is available to the Lender on a nonconfidential basis prior to disclosure by the Borrower or any Subsidiary. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

10.08 Set-off.

If an Event of Default shall have occurred and be continuing, the Lender and each of its Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by applicable law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by the Lender, or any such Affiliate to or for the credit or the account of Borrower against any and all of the obligations of the Borrower now or hereafter existing under this Agreement or any other Loan Document to the Lender, irrespective of whether or not the Lender shall have made any demand under this Agreement or any other Loan Document and although such obligations of the Borrower may be contingent or unmatured or are owed to a branch or office of the Lender different from the branch or office holding such deposit or obligated on such indebtedness. The rights of the Lender and its Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff) that the Lender or its Affiliates may have. The Lender agrees to notify the Borrower promptly after any such setoff and application, provided that the failure to give such notice shall not affect the validity of such setoff and application.

10.09 Interest Rate Limitation.

Notwithstanding anything to the contrary contained in any Loan Document, the interest paid or agreed to be paid under the Loan Documents shall not exceed the maximum rate of non-usurious interest permitted by applicable Law (the "Maximum Rate"). If the Lender shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the principal of the Loans or, if it exceeds such unpaid principal, refunded to the Borrower. In determining whether the interest contracted for, charged, or received by the Lender exceeds the Maximum Rate, such Person may, to the extent permitted by applicable Law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the Obligations hereunder.

10.10 Counterparts; Integration.

This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof.

10.11 Survival of Representations and Warranties.

All representations and warranties made hereunder and in any other Loan Document or other document delivered pursuant hereto or thereto or in connection herewith or therewith shall survive the execution and delivery hereof and thereof. Such representations and warranties have been or will be relied upon by the Lender, regardless of any investigation made by the Lender or on its behalf and notwithstanding that the Lender may have had notice or knowledge of any Default at the time of any Borrowing, and shall continue in full force and effect as long as any Loan or any other Obligation hereunder shall remain unpaid or unsatisfied.

10.12 Severability.

If any provision of this Agreement or the other Loan Documents is held to be illegal, invalid or unenforceable, (a) the legality, validity and enforceability of the remaining provisions of this Agreement and the other Loan Documents shall not be affected or impaired thereby and (b) the parties shall endeavor in good faith negotiations to replace the illegal, invalid or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable provisions. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

10.13 Governing Law; Jurisdiction; Etc.

(a) GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF ILLINOIS.

(b) SUBMISSION TO JURISDICTION. THE BORROWER IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE NONEXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF ILLINOIS SITTING IN COOK COUNTY AND OF THE UNITED STATES DISTRICT COURT OF THE NORTHERN DISTRICT OF ILLINOIS, AND ANY APPELLATE COURT FROM ANY THEREOF, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT, AND EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH ILLINOIS STATE COURT OR, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, IN SUCH FEDERAL COURT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS AGREEMENT OR IN ANY OTHER LOAN DOCUMENT SHALL AFFECT ANY RIGHT THAT THE LENDER MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AGAINST THE BORROWER OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION.

(c) WAIVER OF VENUE. THE BORROWER IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION THAT IT

MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT IN ANY COURT REFERRED TO IN PARAGRAPH (B) OF THIS SECTION. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.

(d) SERVICE OF PROCESS. EACH PARTY HERETO IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 10.02. NOTHING IN THIS AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

10.14 Waiver of Right to Trial by Jury.

EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

10.15 Electronic Execution of Assignments and Certain Other Documents.

The words "execution," "signed," "signature," and words of like import in any amendment or other modification hereof (including waivers and consents) shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

10.16 USA PATRIOT Act Notice.

The Lender hereby notifies the Borrower that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the "Act"), it is required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow the Lender to identify the Borrower in accordance with the Act. The Borrower shall, promptly following a request by the Lender, provide all documentation and other information that the Lender requests in order to comply with its ongoing obligations under applicable "know your customer" and anti-money laundering rules and regulations, including the Act.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

BORROWER: WILBERT FUNERAL SERVICES, INC., an Illinois corporation

By: [signature]
Name: William A. Colson
Title: President

LENDER: BANK OF AMERICA, N.A.,

By: [signature]

Name: Carlos Morales

Title: Vice President

SCHEDULE 6.06

LITIGATION

Joel B. Waterman vs. Weinstein Memorial Chapel, Case No 20361/1998, Westchester, County NY Supreme Court. (Plaintiff recently lost his appeal and his only recourse now is to appeal to the United States Supreme Court.)

Claim against Funeral Services filed with the Equal Employment Opportunity Commission by former employee Tom Sklany.

SCHEDULE 6.12(a)

ERISA MATTERS

With respect to its 401(k) plan, Wilbert Funeral Services, Inc. relies on the IRS notification letter to the prototype sponsor of such 401(k) plan.

SCHEDULE 6.12(c)

ERISA EVENTS

Wilbert Funeral Services, Inc. terminated its defined benefit pension plan in 2002, which required a filing of a notice to terminate. Wilbert Funeral Services, Inc. has no remaining liability with respect to such plan.

SCHEDULE 6.13

SUBSIDIARIES

None

SCHEDULE 8.01

EXISTING LIENS

1. 14 trailer leases between Wilbert Funeral Services, Inc. and Ryder
2. 1 SUV lease between Wilbert Funeral Services, Inc. and GMAC
3. 2 copier leases between Wilbert Funeral Services, Inc. and Toshiba
4. Security interest of Bank of America, N.A. arising out of that certain Second Restated Credit Agreement dated as of October 28, 2005 by and among Wilbert, Inc. as borrower and Bank of America, N.A., as administrative agent[1]

[1] This security interest will only be permitted through December 29, 2008.

SCHEDULE 8.02

EXISTING INVESTMENTS

1. 50% membership interest in Paws & Remember LLC

2. Guaranty by Wilbert Funeral Services, Inc. related to indebtedness of Paws & Remember LLC to Bank of America, N.A. in an aggregate principal amount not to exceed $400,000.

SCHEDULE 8.03

EXISTING INDEBTEDNESS

1. 14 trailer leases between Wilbert Funeral Services, Inc. and Ryder

2. 1 SUV lease between Wilbert Funeral Services, Inc. and GMAC

3. 2 copier leases between Wilbert Funeral Services, Inc. and Toshiba

4. Loans by Bank of America, N.A. to Wilbert, Inc., as borrower, arising out of that certain Second Restated Credit Agreement dated as of October 28, 2005, as partially assumed by Wilbert Funeral Services, Inc.[2]

5. Guaranty by Wilbert Funeral Services, Inc. related to indebtedness of Paws & Remember to Bank of America, N.A. in an aggregate principal amount not to exceed $400,000.

---

[2] This loan is only permitted through December 29, 2008.

SCHEDULE 8.08

TRANSACTIONS WITH AFFILIATES AND INSIDERS

1. Certain members of the Board of Directors of Wilbert Funeral Services, Inc., F. Coll Bowen, III, Steven M. Bush, Paul E. Cooper, James D. Henery, Charles P. Morley, and John B. Williams, are owners, directors and/or controlling persons of a licensee of Wilbert Funeral Services, Inc.

2. Manufacturing and Supply Agreement, effective as of December 27, 2008, by and between Wilbert, Inc. and Wilbert Funeral Services, Inc. pursuant to which Wilbert Funeral Services, Inc. will purchase plastic burial vault and urn vault liners and such other plastics as are mutually agreed, as in effect on the Effective Date.

3. Transition Services Agreement, effective as of December 27, 2008, by and between Wilbert, Inc. and Wilbert Funeral Services, Inc. pursuant to which Wilbert, Inc. will provide transition services to Wilbert Funeral Services, Inc., as in effect on the Effective Date.

4. Separation Agreement effective as of December 27, 2008 by and between Wilbert, Inc. and Wilbert Funeral Services, Inc., and all other documents executed pursuant to such Separation Agreement, as in effect on the Effective Date.

5. Employee Matters Agreement, effective as of December 27, 2008, by and between Wilbert, Inc. and Wilbert Funeral Services, Inc., as in effect on the Effective Date.

6. Tax Matters Agreement, effective as of December 27, 2008, by and between Wilbert, Inc. and Wilbert Funeral Services, Inc., as in effect on the Effective Date.

7. Lease, effective as of December 27, 2008, by and between Wilbert Funeral Services, Inc., as lessor, and Wilbert, Inc., as lessee, for certain real property located at 2913 Gardner Road, Broadview, Illinois 60155.

8. Warehousing Agreement, effective as of December 27, 2008, by and between Wilbert, Inc. and Wilbert Funeral Services, Inc.

9. Trademark Consent and Coexistence Agreement, effective as of December 27, 2008, by and between Wilbert, Inc. and Wilbert Funeral Services, Inc.

Schedule 10.02

CERTAIN ADDRESSES FOR NOTICES

Borrower:

Wilbert Funeral Services, Inc.
Attn: Terrence P. Whitlock
2913 Gardner Rd.
Broadview, IL 60155
Fax: (708) 865-1646
E-mail: twhitlock@wilbertinc.com

Lender:

For operational notices (borrowings, payments, etc.)

First borrowing will be handled by Cathy Wisniewski. 312-992-6386.
Future borrowings at the Prime option please contact me so that I can introduce you to the Client Service Center.

For LIBORS you could email the request to ClientServicesOps-RatLocks@bankofamerica.com. All that will be needed is the Bank # which is 23. The Obligor number is 128549. When sending requests to the mail box you could ask for rate quotes as well.

Wiring Instructions:

Bank of America, N.A.
A/C # 109360-1001000
ABA # 026009593
Beneficiary= obligor name and number along with the bank # of 23.

For other purposes:

Bank of America, N.A.
135 S. LaSalle Street
IL4-135-11-27
Chicago, IL 60603
Attn: Carlos Morales
Facsimile: (312) 992-6310
Telephone: (312) 992-6357
Email: carlos.e.morales@bankofamerica.com

Exhibit 2.02

FORM OF LOAN NOTICE

Date: ___________, _____

To: Bank of America, N.A., as Lender

Ladies and Gentlemen:

Reference is made to that certain Credit Agreement, dated as of December 26, 2008 (as amended, restated, extended, supplemented or otherwise modified in writing from time to time, the "Agreement;" the terms defined therein being used herein as therein defined), among Wilbert Funeral Services, Inc., an Illinois corporation (the "Borrower") and Bank of America, N.A., as Lender.

The undersigned hereby requests (select one):

☐ A Borrowing of Loans

☐ A conversion or continuation of Loans

1. On _________________ (a Business Day).

2. In the amount of $_______________.

3. Comprised of __________________.
   [Type of Loan requested]

4. For Eurodollar Rate Loans: with an Interest Period of ___ months.

With respect to such Borrowing, the Borrower hereby represents and warrants that (i) such request complies with the requirements of Section 2.01 of the Credit Agreement and (ii) each of the conditions set forth in Section 5.02 of the Credit Agreement have been satisfied on and as of the date of such Borrowing.

WILBERT FUNERAL SERVICES, INC.

By: ________________________________

Name: ______________________________
Title: _______________________________

Exhibit 2.11(a)

FORM OF NOTE

____________, 20__

FOR VALUE RECEIVED, the undersigned (the "Borrower"), hereby promises to pay to BANK OF AMERICA, N.A. or registered assigns (the "Lender"), in accordance with the provisions of the Agreement (as hereinafter defined), the principal amount of each Loan from time to time made by the Lender to the Borrower under that certain Credit Agreement, dated as of December 26, 2008 (as amended, restated, extended, supplemented or otherwise modified in writing from time to time, the "Agreement;" the terms defined therein being used herein as therein defined), among the Borrower and the Lender.

The Borrower promises to pay interest on the unpaid principal amount of each Loan from the date of such Loan until such principal amount is paid in full, at such interest rates and at such times as provided in the Agreement. All payments of principal and interest shall be made to the Lender for the account of the Lender in Dollars in immediately available funds at the Lending Office. If any amount is not paid in full when due hereunder, such unpaid amount shall bear interest, to be paid upon demand, from the due date thereof until the date of actual payment (and before as well as after judgment) computed at the per annum rate set forth in the Agreement.

This Note is one of the Notes referred to in the Agreement, is entitled to the benefits thereof and may be prepaid in whole or in part subject to the terms and conditions provided therein. Upon the occurrence and continuation of one or more of the Events of Default specified in the Agreement, all amounts then remaining unpaid on this Note shall become, or may be declared to be, immediately due and payable all as provided in the Agreement. Loans made by the Lender shall be evidenced by one or more loan accounts or records maintained by the Lender in the ordinary course of business. The Lender may also attach schedules to this Note and endorse thereon the date, amount and maturity of its Loans and payments with respect thereto.

The Borrower, for itself, its successors and assigns, hereby waives diligence, presentment, protest and demand and notice of protest, demand, dishonor and non-payment of this Note.

THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF ILLINOIS.

WILBERT FUNERAL SERVICES, INC.

By:____________________________
Name:
Title:

Exhibit 7.02

FORM OF COMPLIANCE CERTIFICATE

For the fiscal quarter ended ________________, 20___.

I, ____________________, [Title] of WILBERT FUNERAL SERVICES, INC. (the "Borrower") hereby certify that, to the best of my knowledge and belief, with respect to that certain Credit Agreement dated as of December 26, 2008 (as amended, modified, restated or supplemented from time to time, the "Credit Agreement"; all of the defined terms in the Credit Agreement are incorporated herein by reference) among the Borrower and Bank of America, N.A., as Lender:

(a) The company-prepared financial statements which accompany this certificate are true and correct in all material respects and have been prepared in accordance with GAAP applied on a consistent basis, subject to changes resulting from normal year-end audit adjustments.

(b) Since __________ (the date of the last similar certification, or, if none, the Closing Date) no Default or Event of Default has occurred under the Credit Agreement;

(c) (select one):

☐ Attached hereto are such supplements to Schedule 6.13 (Subsidiaries) of the Credit Agreement, such that, as supplemented, such Schedule is accurate and complete as of the date hereof.

☐ No such supplements are required at this time.

Delivered herewith are detailed calculations demonstrating compliance by the Borrower with the financial covenants contained in Section 8.11 of the Credit Agreement as of the end of the fiscal period referred to above.

This _____ day of __________, 20__.

WILBERT FUNERAL SERVICES, INC.

By:______________________________
Name:
Title:

Attachment to Officer's Certificate

Computation of Financial Covenants

Exhibit 6.7

EMPLOYEE MATTERS AGREEMENT

DATED AS OF DECEMBER 17, 2008

BY AND BETWEEN

WILBERT, INC.

AND

WILBERT FUNERAL SERVICES, INC.

NGEDOCS: 020644.0013:1581648.6

EMPLOYEE MATTERS AGREEMENT

This EMPLOYEE MATTERS AGREEMENT, is made as of December 27, 2008 (the "Employee Matters Agreement"), by and between Wilbert, Inc. ("Wilbert") and Wilbert Funeral Services, Inc. ("Funeral Services") (each of Wilbert and Funeral Services, a "Party," and, collectively, the "Parties").

RECITALS

WHEREAS, the Parties have entered into a Separation Agreement (the "Separation Agreement"), dated as of December 27, 2008, relating to the separation of the "Funeral Services Group" (as defined in the Separation Agreement) from the Wilbert Group (as defined in the Separation Agreement) (the "Separation");

WHEREAS, in connection with the Separation, Wilbert will distribute to the holders of its common stock, by means of a pro rata distribution (the "Spin-off"), all of the shares of Funeral Services Common Stock (as defined in the Separation Agreement) then owned by Wilbert; and

WHEREAS, the Separation Agreement contemplates that the Parties will enter into this Employee Matters Agreement to allocate between themselves the responsibilities, obligations and liabilities relating to employee compensation and benefits.

NOW, THEREFORE, in consideration of the covenants and agreements set forth below, the Parties agree as follows:

ARTICLE 1

DEFINITIONS

As used in this Employee Matters Agreement, the following terms will have the following meanings, applicable both to the singular and the plural forms of the terms described:

1.1 "COBRA" shall mean the continuation coverage requirements of Section 4980B(f) of the Code and Section 601 of ERISA.

1.2 "Code" shall mean the Internal Revenue Code of 1986, as amended.

1.3 "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

1.4 "ERISA Affiliate" shall mean with respect to any Person (as defined in the Separation Agreement), each business or entity which is a member of a "controlled group of corporations," under "common control" or a member of an "affiliated service group" with such Person within the meaning of Sections 414(b), (c) or (m) of the Code, or required to be aggregated with such Person under Section 414(o) of the Code, or under "common control" with such Person, within the meaning of Section 4001(a) (14) of ERISA.

1.5 "Former Funeral Services Employees" shall mean all persons who ceased to be on the payroll of the Funeral Services Group prior to the Separation Date and who are not on the payroll of the Wilbert Group on the Separation Date.

1.6 "Former Wilbert Employees" shall mean all persons who ceased to be on the payroll of the Wilbert Group prior to the Separation Date and who are not on the payroll of the Funeral Services Group on the Separation Date.

1.7 "Funeral Services Benefit Arrangements" shall mean any and all pension, supplemental pension, accidental death and dismemberment, life and health insurance and benefits (including medical, dental, vision, life insurance, hospitalization, prescription drug, behavioral health and short- and long-term disability), savings, bonus, deferred compensation, incentive compensation, equity compensation, holiday, vacation, severance pay, salary continuation, tuition reimbursement, service award, company car, scholarship, relocation, patent award, fringe benefit and other employee benefit plans, programs, policies, agreements and arrangements, including, but not limited to, each "employee benefit plan" (as defined in Section 3(3) of ERISA), in each case, established, sponsored or maintained by any member of the Funeral Services Group.

1.8 "Funeral Services Employees" shall mean (a) all persons who are on the payroll of any member of the Funeral Services Group on the date hereof, including employees on authorized leaves of absence, and (b) the persons on Exhibit A. At the Time of Distribution, the Funeral Services Employees shall be or become employees of Funeral Services or another member of the Funeral Services Group and shall not be employees of Wilbert or any other member of the Wilbert Group.

1.9 "New Phantom Plan" shall mean the Amended and Restated Wilbert, Inc. Performance Share Plan.

1.10 "Old Phantom Plan" shall mean the Wilbert, Inc. Phantom Stock Plan.

1.11 "Phantom Plans" shall mean the Old Phantom Plan and New Phantom Plan, collectively.

1.12 "SERP" means The Executive Nonqualified Plans of Wilbert, Inc., which consists of both the former Wilbert, Inc. Nonqualified Salary Deferral Plan and the former Wilbert, Inc. Non-Qualified Supplemental Retirement Plan (which consists of both the defined benefit plan component and the defined contribution plan component of such plan).

1.13 "Transaction Agreements" shall have the meaning set forth in the Separation Agreement but, for purposes of this Employee Matters Agreement, shall exclude this Employee Matters Agreement.

1.14 "Transfer Date" shall have the meaning set forth in Section 4.1 hereof.

1.15 "Wilbert Benefit Arrangements" shall mean any and all pension, supplemental pension, accidental death and dismemberment, life and health insurance and benefits (including medical, dental, vision, life insurance, hospitalization, prescription drug, behavioral health and short- and long-term disability), savings, bonus, deferred compensation, incentive compensation, equity compensation, holiday, vacation, severance pay, salary continuation, tuition reimbursement, service award, company car, scholarship, relocation, patent award, fringe benefit and other employee benefit plans, programs, policies, agreements and arrangements, including, but not limited to, each "employee benefit plan" (as defined in Section 3(3) of ERISA), in each case, established, sponsored or maintained by any member of the Wilbert Group.

1.16 "Wilbert Employees" shall mean all persons who are on the payroll of any member of the Wilbert Group on the date hereof, including employees on authorized leaves of absence but excluding the persons listed on Exhibit A. At the Time of Distribution, the Wilbert Employees shall be or become employees of Wilbert or another member of the Wilbert Group and shall not be employees of Funeral Services or any other member of the Funeral Services Group.

1.17 "Wilbert 401(k) Plan" means the Wilbert, Inc. 401(k) Retirement Savings Plan.

Other capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Separation Agreement.

ARTICLE 2

ALLOCATION OF RESPONSIBILITIES, OBLIGATIONS AND LIABILITIES RELATING TO THE FUNERAL SERVICES EMPLOYEES

2.1 Except as otherwise required by applicable law,

(a) the Wilbert Group shall be solely responsible for:

(i) its obligation to provide benefits, including to Funeral Services Employees and Former Funeral Services Employees (where applicable), under the Wilbert Benefit Arrangements with respect to the period prior to the Separation Date and, to the extent provided in Section 3.4, with respect to the period following the Separation Date (in each case, including any litigation, costs or expenses relating to such obligation) except for the costs described in the last sentence of Section 3.4, the costs described in Section 2.1(b)(iii) and the liabilities reflected on the Funeral Services Accounting Ledgers immediately prior to the Time of Distribution;

(ii) claims or suits brought by any Funeral Services Employee (or Former Funeral Services Employee) under any state or federal civil rights law based on the action of a Wilbert Employee or Former Wilbert Employee;

(iii) the obligations, including obligations under the Phantom Plans and the SERP, allocated to the Wilbert Group on Exhibit B ; and

(iv) all obligations and liabilities relating to, or arising from, the employment, compensation and employee benefits of the current or former employees of Wilbert or any Subsidiary thereof (including Funeral Services), whether arising before, on or after the Separation Date, except for obligations and liabilities described in Section 2.1(b); and

(b) Funeral Services Group shall be solely responsible for:

(i) all obligations and liabilities relating to, or arising from, the employment, compensation and employee benefits of the Funeral Services Employees and the Former Funeral Services Employees, including all obligations and liabilities relating to the Funeral Services Benefit Arrangements (including any failure thereof to comply in form and in operation with

ERISA, the Code, the federal securities laws and other applicable law), whether arising before, on or after the Separation Date, except for obligations and liabilities for which Wilbert is responsible under Section 2.1(a)(i); and

(ii) claims or suits brought by any Wilbert Employee (or Former Wilbert Employee) under any state or federal civil rights law based on the action of a Funeral Services Employee or Former Funeral Services Employee; and

(iii) the obligations, including obligations under the Phantom Plans and the SERP, allocated to the Funeral Services Group on Exhibit B:

2.2 Funeral Services shall indemnify the Wilbert Group and hold the Wilbert Group harmless from and against any damages, liabilities, costs or expenses which may be incurred or suffered by any member of the Wilbert Group as a result of any such entity being held jointly and/or severally liable, on, before or after the date the Separation is completed, under Code Sections 412, 4971 or 4980B, ERISA Sections 302 or 601 through 609 or Title IV of ERISA, by reason of being or having been an ERISA Affiliate with any member of the Funeral Services Group, including, without limitation, for any withdrawal liability (within the meaning of Section 4201 of ERISA) incurred with respect to any "multi-employer plan" within the meaning of Sections 3(37) or 4001(a)(3) of ERISA.

2.3 Wilbert shall indemnify the Funeral Services Group and hold the Funeral Services Group harmless from and against any damages, liabilities, costs or expenses which may be incurred or suffered by any member of the Funeral Services Group as a result of any such entity being held jointly and/or severally liable, on, before or after the date the Separation is completed, under Code Sections 412, 4971 or 4980B, ERISA Sections 302 or 601 through 609 or Title IV of ERISA, by reason of being or having been an ERISA Affiliate with any member of the Wilbert Group, including, without limitation, for any withdrawal liability (within the meaning of Section 4201 of ERISA) incurred with respect to any "multi-employer plan" within the meaning of Sections 3(37) or 4001(a)(3) of ERISA.

2.4 Funeral Services shall promptly reimburse the Wilbert Group, promptly upon Wilbert's request, for the cost of any obligations or liabilities satisfied by the Wilbert Group that are or have been made the responsibility of the Funeral Services Group, whether pursuant to this Employee Matters Agreement or otherwise.

2.5 Wilbert shall promptly reimburse the Funeral Services Group, promptly upon Funeral Services' request, for the cost of any obligations or liabilities satisfied by the Funeral Services Group that are or have been made the responsibility of the Wilbert Group, whether pursuant to this Employee Matters Agreement or otherwise.

2.6 Nothing in this Agreement, express or implied, is intended to confer upon any of present, future or former employees, directors or independent contractors of Wilbert, Funeral Services or any affiliate of either any rights or remedies of any nature or kind whatsoever

ARTICLE 3

ESTABLISHMENT OF FUNERAL SERVICES BENEFIT ARRANGEMENTS; CONTINUED INTERIM PARTICIPATION IN WILBERT BENEFIT PLANS AND ARRANGEMENTS

3.1 Funeral Services shall establish the following Funeral Services Benefit Arrangements, and permit the Funeral Services Employees to participate therein on or before the dates set forth below:

Plan	Date
401(k) (the "Funeral Services 401(k) Plan")	9/1/09
Healthcare	9/1/09
Dental	9/1/09
Short-Term Disability	9/1/09
Long-Term Disability	9/1/09
AD&D	9/1/09
Life Insurance	9/1/09
SERP (salary deferral portion only)	9/1/09

3.2 In addition to the Funeral Services Benefit Arrangements to be adopted and established pursuant to Section 3.1, Funeral Services may establish such other Funeral Services Benefit Arrangements and such other practices and policies relating thereto as it deems necessary and appropriate for the purpose of providing compensation and employee benefits to the Funeral Services Employees.

3.3 Funeral Services shall cause each Funeral Services Benefit Arrangement in which a Funeral Services Employee participates to grant each such Funeral Services Employee credit for all service with Wilbert and its Subsidiaries, including Funeral Services, for all purposes other than (a) accruals of benefits under any defined benefit pension plan maintained by the Funeral Services Group and (b) any Funeral Services Benefit Arrangement adopted after the Separation Date to the extent that the prior service of similarly situated Funeral Services Employees is not so credited.

3.4 On the Separation Date, the Funeral Services Employees shall, except as may be required by applicable law, cease to participate in, be covered by, receive benefits under and have any rights under the Wilbert Benefit Arrangements, except for benefits and rights relating to their participation therein prior to such date; provided, however, that, until the earlier of the date each Funeral Services Benefit Arrangement referred to in Section 3.1 is established and the date set forth opposite such Funeral Services Benefit Arrangement in Section 3.1, the Funeral Services Employees may continue to participate in, be covered by, and receive benefits under the Wilbert Benefit Arrangement that provides benefits that are the same as or similar to such

Funeral Services Benefit Arrangement. Funeral Services shall pay to Wilbert such reasonable out of pocket costs and expenses as Wilbert may incur in order to allow Funeral Services Employees (or , to the extent applicable, Former Funeral Services Employees) to continue their participation in the Wilbert Benefit Arrangements beyond the Separation Date in accordance with the foregoing.

3.5 Upon establishment of the Funeral Services 401(k) Plan, the Parties shall approve and implement the spin-off and plan-to-plan transfer of the Wilbert 401(k) Plan accounts of the Funeral Services Employees, including any outstanding loan balanaces, directly from the Wilbert 401(k) Plan to the Funeral Services 401(k) Plan pursuant to Section 414(l) of the Code. Similar provisions shall apply with respect to the mirror SERP established by Funeral Services.

3.6 The terms of employment of the Funeral Services Employees at the Time of Distribution shall be the same as the terms of their employment immediately prior thereto. Nothing in this Employee Matters Agreement shall prohibit Funeral Services from amending, modifying or terminating any Funeral Services Benefit Arrangement following its establishment or other terms of employment following the Time of Distribution, and nothing contained herein shall prohibit Wilbert from amending, modifying or terminating any Wilbert Benefit Arrangement or other terms of employment following the Time of Distribution.

3.7 Subject to the Transition Services Agreement, the Parties shall administer their respective employee benefit plans consistently herewith, and to the extent necessary amend such plans accordingly, and, except as provided in Section 3.4 hereof, each Party shall bear all costs and expenses, including but not limited to legal and actuarial fees, incurred from and after the Separation Date in the administration, design, drafting and implementation of any and all plans and compensation structures which it maintains, establishes or creates and the amendment of its existing plans or compensation structures.

ARTICLE 5

SURVIVAL OF AGREEMENTS

Except as otherwise provided herein, each covenant and agreement of the Parties contained in this Employee Matters Agreement shall survive the date the Separation is completed until such time as neither party shall have any obligation or be entitled to any benefit thereunder.

ARTICLE 6

INCORPORATION OF INDEMNIFICATION AND INSURANCE PROVISIONS OF THE SEPARATION AGREEMENT

Articles IV and V of the Separation Agreement are hereby incorporated into this Employee Matters Agreement by reference as if set forth fully herein.

ARTICLE 7

DISPUTE RESOLUTION

ANY DISPUTE, CONTROVERSY OR CLAIM BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS EMPLOYEE MATTERS AGREEMENT, INCLUDING, WITHOUT LIMITATION, DISPUTES CONCERNING THE VALIDITY, INTERPRETATION OR

PERFORMANCE OF OR UNDER THIS EMPLOYEE MATTERS AGREEMENT OR ANY TERM OR PROVISION HEREOF, SHALL BE EXCLUSIVELY GOVERNED BY AND SETTLED IN ACCORDANCE WITH THE PROVISIONS OF SECTION 7.5 OF THE SEPARATION AGREEMENT.

ARTICLE 8

ORDER OF PRECEDENCE

The Parties agree that, if any terms of this Employee Matters Agreement conflict with the terms in the Separation Agreement, the terms of this Employee Matters Agreement shall govern with respect to the resolution of such conflict.

ARTICLE 9

EFFECTIVE TIME

This Employee Matters Agreement shall become effective at the Time of Distribution. If the Separation is not completed, then all actions and events that are, under this Employee Matters Agreement, to be taken or occur effective as of the Time of Distribution, after the date the Separation is completed or otherwise in connection with the Separation, shall not be taken or occur except to the extent specifically agreed by the Parties.

ARTICLE 9

INTERPRETATION

Any reference herein to any federal, state, local, or foreign law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. For the purposes of this Agreement, (a) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires, (b) the terms "hereof", "herein", and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, (c) the word "including" and words of similar import when used in this Agreement shall mean "including, without limitation" and (d) a reference herein to a section, article, exhibit or schedule shall be to a section, article or exhibit to this Agreement unless otherwise specified.

[Signature Page Follows.]

IN WITNESS WHEREOF, the Parties hereto have executed this Employee Matters Agreement, effective as of the date first written above.

WILBERT, INC.

By: ____________________
Name: Greg M. Botner
Title: President

WILBERT FUNERAL SERVICES, INC.

By: ____________________
Name: W. Anthony Colson
Title: President

EXHIBIT A

Raymond Frey
James Pavelka

EXHIBIT B

1. Wilbert will be responsible for liability under the SERP and the Phantom Plans with respect to the Wilbert Employees and Former Wilbert Employees and will also be responsible for liability under the SERP with respect to the Former Funeral Services Employees.

2. Funeral Services will be responsible for liability under the SERP and the Phantom Plans with respect to the Funeral Services Employees and will be responsible for liability under the Phantom Plans with respect to the Former Funeral Services Employees.

TRADEMARK CONSENT AND COEXISTENCE AGREEMENT

This **TRADEMARK CONSENT AND COEXISTENCE AGREEMENT** (the "Agreement") is dated December 27, 2008 (the "Effective Date"), by and between Wilbert, Inc., an Illinois corporation ("Wilbert"), and Wilbert Funeral Services, Inc., an Illinois corporation ("Funeral Services").

WHEREAS, effective at 11:59 p.m. on the date hereof (the "Effective Time"), Wilbert is effecting a spin-off of its Funeral Services Business (as defined herein) to the Wilbert shareholders by making a dividend to such shareholders of all of the outstanding capital stock of Funeral Services pursuant to that certain Separation Agreement, dated as of December 27, 2008, by and between Wilbert and Funeral Services (the "Separation Agreement");

WHEREAS, from and after the Effective Time, Wilbert intends to continue to operate its Plastics Business (as defined herein) and Funeral Services intends to continue to operate its Funeral Services Business;

WHEREAS, Funeral Services owns the trademark registrations listed in Schedule A hereto (collectively, the "Funeral Services Registrations") and uses the trademarks that are the subject of such registrations (collectively, the "Funeral Services Marks")in connection with its Funeral Services Business, including, but not limited to, in connection with the goods/services listed in the subject registrations;

WHEREAS, Wilbert owns the trademark registrations listed in Schedule B hereto (collectively, the "Plastics Registrations") and uses the trademarks that are the subject of such registrations (collectively, the "Plastics Marks") in connection with its Plastics Business including, but not limited to, in connection with the goods/services listed in the subject registrations;

WHEREAS, Wilbert also owns and uses the corporate name "Wilbert, Inc." in connection with its Plastics Business;

WHEREAS, Wilbert and Funeral Services are aware of no actual confusion between use of their respective marks and the "Wilbert, Inc." corporate name in connection with their respective products and services and, subject to the parties' compliance with the terms of this Agreement, are of the opinion that confusion is unlikely to arise from use of their respective marks in connection with their respective products and services; and

WHEREAS, the parties hereto wish to set forth herein certain agreements in order to avoid any confusion or conflict from such uses.

NOW THEREFORE, in consideration of the mutual promises contained herein, the parties hereby agree as follows:

1. **Certain Definitions.** For purposes hereof, the following terms shall have the meanings set forth below:

"Funeral Services Business" means all business activity relating to funeral products and services, including but not limited to, sale of liners and funeral services products to independent manufacturers of burial and urn vaults, manufacture and sale of metal vaults forms and components for vaults, sales of death care products and services, and licensing its intellectual property to independent manufacturers of burial and urn vaults.

"Funeral Services Group" has the meaning set forth in the Separation Agreement.

"Plastics Business" means all business activity relating to plastics products and services including but not limited to, the manufacture and sale of custom plastics products (including, but not limited to, components of funeral products), and licensing its intellectual property to third parties involved in the Plastics Business; provided, however, that the Plastics Business shall not include the business activities conducted by the Funeral Services Group on the date hereof.

2. **Wilbert's Permitted Use.** Wilbert may continue to use: (a) its corporate name "Wilbert, Inc." in connection with its Plastics Business, including as a domain name (but may not make use of such name in a trademark or service mark sense except as required by law); and (b) the Plastics Marks in connection with its Plastics Business. Wilbert will not use a name, trademark or service mark that is the subject of the Funeral Services Registrations or that contains the word "Wilbert" except as specified in this Section 2.

3. **Funeral Services' Permitted Use.** Funeral Services may continue to use: (a) the Funeral Services Marks in connection with its Funeral Services Business; and (b) the "Wilbert" name (other than "Wilbert, Inc.") generally (including as, or as part of a trademark, service mark, trade name or domain name), except in connection with the Plastics Business. Funeral Services will not use a name, trademark or service mark that is the subject of the Plastics Registrations or that contains the term "Wilbert" except as specified in this Section 3.

4. **Funeral Services Consent.** Funeral Services shall not object to or challenge, and Funeral Services expressly consents to, Wilbert's permitted uses as set forth in Section 2, the Plastics Registrations and any other registration that is consistent with the permitted uses as set forth in Section 2. Nothing in this Agreement shall limit Funeral Services' right to object to or challenge any other use or registration by Wilbert of the term "Wilbert".

5. **Wilbert's Consent.** Wilbert shall not object to or challenge, and Wilbert expressly consents to, Funeral Services' permitted uses as set forth in Section 3, the Funeral Services Registrations and any other registration that is consistent with the permitted uses as set forth in Section 3. Nothing in this Agreement shall limit Wilbert's right to object to or challenge any other use or registration by Funeral Services of the term "Wilbert".

6. **Cooperation to Prevent Confusion.** The parties shall work together and take reasonable steps to prevent any confusion relating to the parties' use of their respective marks, and to notify each other of any instances of confusion. If either party becomes aware of any instances of confusion, the parties shall make good faith efforts to take action necessary to eliminate any such confusion. The parties shall also execute such other and further agreements

as are necessary to facilitate the parties' registration of their respective marks in accordance with the provisions of this Agreement.

7. **Prohibition Against Representing Affiliation.** The parties agree that neither party, nor their respective licensees or related companies as defined in 15 U.S.C. §1127, if any, shall advertise or otherwise represent or hold itself or its services out as sponsored, associated with or in any way approved of by the other party.

8. **Governing Law.** This Agreement shall be governed by the laws of the State of Illinois without regard to its conflicts of law principles.

9. **Dispute Resolution.** Any dispute, controversy or claim between the parties hereto arising out of or relating to this agreement, including, without limitation, disputes concerning the validity, interpretation or performance of or under this Agreement or any term or provision hereof, shall be exclusively governed by and settled in accordance with the provisions of Section 7.5 of the Separation Agreement.

10. **Parties Bound by Agreement; Assumption by Transferee.** This Agreement shall be binding on both parties as well as on their respective affiliates, licensees, related companies, successors, and assigns. Neither party hereto may directly or indirectly sell, assign or otherwise transfer its rights under any name, trademark or service mark that is the subject of this Agreement unless the buyer, assignee or other transferee assumes all obligations of such party under this Agreement by executing and delivering to the other party hereto an assumption agreement in form reasonably acceptable to such other party.

11. **Entire Agreement.** This Agreement constitutes the entire agreement between the parties with respect to the subject matter addressed herein and supersedes any and all prior agreements and correspondence between the parties relating thereto.

12. **Execution/Counterparts.** This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signatures delivered by electronic transmission shall be sufficient and fully binding.

13. **Effective Time.** This Agreement shall be effective as of the Effective Time.

[Signature Page Follows]

IN WITNESS THEREOF, this Agreement has been duly executed and delivered by the duly authorized offers of the parties as of the date set forth above.

WILBERT, INC.

By: ______________________

Name: Greg M. Botner

Title: President

WILBERT FUNERAL SERVICES, INC.

By: ______________________

Name: W. Anthony Colson

Title: President

SCHEDULE A

Funeral Services Registrations

Country	Trademark	Registration Number	Registration Date
Canada	CHERUB	TMA298606	12/28/1984
Canada	MARBELON	TMA321312	12/5/1986
Canada	REGAL	TMA298069	12/14/1984
Canada	STRENTEX	TMA298066	12/14/1984
Canada	TRIBUTE	TMA298067	12/14/1984
Canada	VENETIAN	TMA298604	12/28/1984
Canada	UNIDEX	TMA298603	12/28/1984
Mexico	VETERAN TRIUNE	727429	12/11/2001
Mexico	LOVED & CHERISHED	786573	4/11/2003
Mexico	SOLDIER & FLAG DESIGN	726671	11/30/2001
United States	PREMIER	524,416	4/25/1950
United States	WILBERT	533,495	11/14/1950
United States	WILBERTWAY	538,150	2/20/1951
United States	MONARCH (STYLIZED)	601,483	2/1/1955
United States	WILBERT CONTINENTAL (STYLIZED)	606,864	6/7/1955
United States	WILBERT TRIUNE (STYLIZED)	606,865	6/7/1955
United States	TRIUNE (STYLIZED)	607,480	6/21/1955
United States	CONTINENTAL (STYLIZED)	614,623	10/25/1955
United States	WILBERT (STYLIZED)	1,267,966	2/21/1984
United States	CONTINENTAL	698,342	5/31/1960
United States	WILBERT	760,486	11/26/1963
United States	UNIDEX	852,530	7/16/1968
United States	STRENTEX	852,531	7/16/1968
United States	CONTINENTAL BY WILBERT	857,703	10/1/1968
United States	MONTICELLO BY WILBERT	858,139	10/8/1968
United States	TRIBUTE	861,528	12/10/1968
United States	REGAL	861,529	12/10/1968
United States	SUPERSEAL	927,651	1/25/1972
United States	TRIUNE	931,585	4/4/1972
United States	S-S-T/TRIUNE	931,586	4/4/1972

United States	WILBERT S+S+T/TRIUNE	931,587	4/4/1972
United States	MONTICELLO	934,293	5/23/1972
United States	WILBERT VENETIAN	1,046,682	8/24/1976
United States	VENETIAN	1,046,683	8/24/1976
United States	THE WILBERT BRONZE	1,588,504	3/27/1990
United States	CAMEO ROSE	2,022,555	12/10/1996
United States	CREMATION CHOICES	1,992,988	8/13/1996

SCHEDULE B
Plastics Registrations

Trademark	Serial or Registration No.	Registration or Filing Date
TRIANGLE PLASTICS	2,746,499	August 5, 2003
TPI TPi	3,387,352	February 26, 2008
MISCELLANEOUS DESIGN	3,387,353	February 26, 2008
THERMOFORM PLASTICS THERMOFORM PLASTICS	77/009911	September 28, 2006
TRIANGLE PLASTICS TRIANGLE PLASTICS	77/010329	September 29, 2006
WILBERT PLASTIC SERVICES	78/415662	May 10, 2004
TPI	MX-766407	October 31, 2002
MISCELLANEOUS DESIGN	MX-774112	January 13, 2003
MISCELLANEOUS DESIGN	MX-776978	January 31, 2003
SYNERGY WORLD	MX-912806	December 8, 2005
SYNERGY WORLD	TMA608395	April 23, 2004

NGEDOCS: 1583007.7

OFFICE SPACE LEASE

THIS LEASE, made as of this 27th day of December, 2008, by and between **Wilbert Funeral Services, Inc., an Illinois corporation** ("Landlord"), and **Wilbert, Inc. d/b/a Wilbert Plastic Services**, an Illinois corporation ("Tenant").

Landlord and Tenant hereby agree as follows:

1. TERM
Landlord hereby leases to Tenant for use only by Tenant, and Tenant hereby accepts, that certain space (the "Premises") shown cross-hatched on the floor plan which is attached hereto as Exhibit "A" and made a part hereof, first floor of the building (the "Building") located on the real estate commonly known as 2913 Gardner Road, Broadview, Illinois 60155 (the "Property"), for a term (the "Term") commencing on the December 27, 2008, and ending on the December 26, 2009, unless sooner terminated as provided herein, and subject to the terms and conditions herein contained. Tenant shall have an option to extend the Term of this Lease for a period of six (6) months by giving Landlord ninety (90) days' notice of its' intent to extend the Term.

2. GROSS RENT
Tenant shall pay to Landlord, annual Gross Rent ("Gross Rent") of Twenty Two Thousand Fifty Dollars ($22,050.00) in equal monthly installments of One Thousand Eight Hundred Thirty Seven 50/100 Dollars ($1,837.50), each in advance on the first day of each and every calendar month during the Term. Gross Rent shall be payable without any prior demand.

3. DAMAGE OR DESTRUCTION BY FIRE OR CASUALTY
Restoration Not Possible Within One (1) Year. If the Premises or the Building (including machinery and equipment used in its operation) shall be destroyed or damaged by fire other casualty and if such damage renders the Premises untenantable, in whole or in part, and if Landlord's sole judgment, such damage cannot reasonably be repaired and restored within one (1) year, either party shall have the right to cancel and terminate this Lease as of the date of such damage.

Notice of Termination. Any right to terminate or any other option provided for any party in this Article must be exercised by written notice to the other party served within three (3) months after such damage shall have occurred.

4. INSURANCE
Fire and Other Casualty. Tenant, at its sole cost and expense, but for the mutual benefit of Landlord (when used in this Article the term "Landlord" shall include Landlord's agents, servants, and employees), agrees to purchase and keep in force and effect during the entire Term hereof, insurance under policies issued by insurers of recognized responsibility approved by Landlord on Tenant's additions installations, fixtures, and tenant improvements, and on its merchandise, inventory, contents, furniture, equipment, and all or other personal property located on the Premises, protecting Landlord and Tenant from damage or other loss caused by fire or other casualty including but not limited to, vandalism and malicious mischief, perils covered by extended coverage, theft, sprinkler leakage, water damage (however caused), explosion, malfunction or failure of heating and cooling or other apparatus, and other similar risks, in amounts not less than the full insurable replacement value of such property. Such insurance shall provide that it is specific and not contributory and shall name the Landlord, any Mortgagee and any ground lessor as additional insureds and shall contain a replacement cost endorsement and a clause pursuant to which the insurance carriers waive all rights to subrogation against the Landlord with respect to losses payable

under such policies. Such policies shall provide by endorsement that the insurer is required to provide Landlord at least thirty (30) days notice prior to any cancellation or termination of such insurance.

Tenant shall provide Landlord evidence of the issuance of the policy or policies required hereunder.

Landlord agrees to purchase and keep in force and effect insurance on the Building against fire, vandalism, and malicious mischief and such other risks as may be included in extended coverage insurance from time-to-time available in an amount not less than the amount sufficient to prevent Landlord from being a co-insurer under the terms of the applicable policies. Landlord may obtain further coverage as Landlord desires or as required by any Mortgagee or ground lessor.

Liability. Tenant shall, at Tenant's sole cost and expense, maintain during the entire Term hereof, comprehensive public liability insurance and property damage insurance under policies issued by insurers of recognized responsibility approved by Landlord, with a combined single limit of not less than $2,000,000.00 for personal injury to or destruction of property (including the loss of use thereof) for any one occurrence. Tenant's policies shall name as additional insureds, Landlord, its agents, servants, and employees, and any Mortgagees and ground lessor.

Tenant shall provide such evidence of continuing coverage as Landlord may require.

5. USE

Tenant shall use and occupy the Premises solely for general office use and for no other purpose whatsoever. Tenant shall not use or permit upon the Premises anything that will invalidate any policy of insurance now or hereafter carried on the Building. Tenant shall not do anything or permit anything to be done upon the Premises which in any way may tend to create a nuisance, disturb any other tenants in the Building or the occupants of neighboring property, or injure the reputation of the Building. Tenant shall comply with all governmental health and safety requirements and regulations respecting the premises and shall not conduct or permit to be conducted on the Premises any business which is in violation of any applicable law. Tenant shall not use the Premises for illegal purpose. No promise of the Landlord to alter, remodel, or improve the Premises or the Building, and no representation by Landlord or its agents respecting the condition of the Premises or the Building have been made to Tenant, or relied upon by Tenant other than expressly provided in this Lease.

6. SERVICES

So long as Tenant is not in default under any of the covenants of this Lease, Landlord shall furnish the following services:

> Air-cooling and heat when necessary to provide a temperature condition required, in Landlord's judgment, for comfortable occupancy of the Premises under normal business conditions. Whenever Tenant's use or occupation of the Premises exceeds the design loads for the systems providing heat and air-cooling, or lighting or heat generating machines or equipment which cumulatively exceed such design loads are use by Tenant in the Premises, which adversely affect the temperature otherwise maintained by the heating, ventilating, and air-conditioning systems in the Premises or Building, Landlord may temper such excess loads by installing supplementary heat or air-conditioning units in the Premises or elsewhere where necessary. All Landlord's agreements hereunder are subject to governmental restrictions on energy use.

domestic water in common with other tenants from City of Chicago mains for drinking, lavatory, and toilet purposes drawn through fixtures installed by Landlord, or by Tenant in the Premises with Landlord's written consent, and hot water in common from other tenants for lavatory purposes from regular Building supply.

janitor and cleaning service in and about the Premises, Saturdays, Sundays and holidays excepted, in accordance with first-class office buildings in the Chicago area.

electricity shall be furnished by Landlord.

Tenant agrees to cooperate fully, at all times, with Landlord in abiding by all reasonable regulations and requirements which Landlord may prescribe for the proper functioning and protection of all utilities and services reasonably necessary for the operation of the Premises and the Building

7. CONDEMNATION

Whole of Premises or Building. If the whole of the Premises or Building shall be taken or condemned by any competent authority for any public use or purpose, or sold to any such authority which has the power of eminent domain and has threatened to exercise such power with respect to the Premises or building, the Term shall end upon the date when the possession of the Premises or Building shall be required for such use or purpose, and Landlord shall be entitled to any and all condemnation awards or judgments and Tenant hereby assigns such award or judgment to Landlord.

Partial Taking. If one-third or more of the usable floor space of the Premises shall be taken or condemned by any competent authority for any public use or purpose or sold to any such authority which has the power of eminent domain and has threatened to exercise such power with respect to the property or interest sold, and such partial taking renders the balance of the Premises unusable for the purpose for which the Premises were leased, the Term of this Lease shall end upon the date when the possession of the parts taken shall be required for such use or purpose and landlord shall be entitled to receive the entire condemnation award or judgment without any payment to Tenant and Tenant hereby assigns such award or judgment to Landlord.

Rent Apportioned. Current rent shall, in all cases, be apportioned and paid as of the date of any of the above such terminations.

Partial Taking Without Termination. In the event any portion of the Premises is taken and this Lease is not terminated in accordance with the provisions of this Agreement, rent shall abate ratably as the portion of the Premises so taken except that portion of the Premises subject to any ground lease. As to that latter portion, Tenant's obligations under this Lease shall abate to the same extent Landlord's obligations under the ground lease are abated.

Landlord shall make any structural repairs or restoration necessary to make a complete architectural unit of the remainder of the Premises. To the extent the portion of the condemnation award or judgment specifically allocated to improvements is insufficient to effect such structural repairs or restoration, Tenant shall bear Tenant's proportionate Share of any expenses for structural repairs or restoration to the Premises and/or the Building.

Landlord shall promptly and diligently, at its sole cost and expense, return the Premises to good repair and tenantable condition. If Landlord does not promptly act as aforesaid, Tenant may, but shall not be required to, make such repairs and the amount paid by Tenant for such repairs s shall be due and payable forthwith by Landlord.

8. DEFAULT AND LANDLORD REMEDIES

Default. If default shall be made in the payment of Gross Rent, or any installment thereof, (provided, however, that the first such default in any calendar year of the Term shall not constitute a default unless such default continues for ten (10) days after written notice from Landlord), or if default shall be made in the performance of any of the other covenants or conditions of this Lease which Tenant is required to observe and perform and such default shall continue for thirty (30) days after written notice to Tenant or if the interest of Tenant in this Lease shall be levied upon under execution or other legal process, or if any petition for bankruptcy, reorganization, arrangement, insolvency, or liquidation proceedings, or other proceedings for relief under any bankruptcy or similar law for the relief of debtors, are either instituted by Tenant or against Tenant and are allowed against it or consented to by it or not dismissed within ninety (90) days after such institution against Tenant, or if Tenant becomes insolvent or admits in writing its inability to pay its debts as they mature, or if Tenant shall abandon or vacate the Premises during the Term of this Lease (any of the foregoing events being herein referred to as a "Default"), then Landlord may treat the occurrence of any one or more of the foregoing events as a breach of this Lease by Tenant and thereupon at its option may, without notice or demand of any kind to Tenant or any other person, have any one or more of the following described remedies in addition to all other rights and remedies provided at law or in equity.

Remedies. If a Default occurs, Landlord shall have the rights and remedies hereinafter set forth, which shall be distinct, separate, and cumulative and shall not operate to exclude or deprive Landlord of any other right or remedy permitted under applicable law:

Landlord may terminate this Lease by giving to Tenant notice of the Landlord's election to do so, in which event the Term of this Lease shall expire, and all right, title, and interest of Tenant shall expire on the date stated in such notice;

Landlord may terminate the right of Tenant to possession of the Premises without terminating this Lease by giving notice to Tenant that Tenant's right of possession shall expire on the date stated in such notice, whereupon the right of Tenant to possession of the Premises or any part thereof shall cease on the date stated in such notice; and

Landlord may enforce the provisions of this Lease and may enforce and protect the rights of Landlord hereunder by a suit or suits in equity or at law for the specific performance of any covenant or agreement contained herein, or for the enforcement of any other appropriate legal or equitable remedy, including, without limitation, injunctive relief and the recovery of all moneys due or to become due from Tenant under the provisions of this Lease.

If Landlord exercises either the remedies provided for in subparagraphs above, Tenant shall surrender possession and vacate the Premises and immediately deliver possession thereof to the Landlord, and Landlord may re-enter and take complete and peaceful possession of the Premises with or without process of law, full and complete license to do so being hereby granted to the Landlord, and Landlord may remove all occupants and property therefrom, without being deemed in any manner guilty of trespass, eviction or forcible entry and detainer and without relinquishing Landlord's right to rent or any other right given to Landlord hereunder or by operation of law. If Landlord terminates the right of Tenant to possession of the Premises without terminating this Lease, such termination of possession shall not release Tenant, in whole or in part, from any of Tenant's obligations to pay all rent reserved for the period from the date stated in the notice terminating possession to the end of the Term.

In the event of the termination of this Lease by Landlord as provided herein Landlord shall be entitled to recover from Tenant all fixed dollar amounts of rent accrued and unpaid for the period up to any including such termination date.

All property of Tenant removed from the Premises by Landlord pursuant to any provisions of this Lease or of law may be handled, removed, or stored by Landlord at the cost and expense of Tenant, and Landlord shall in no event be responsible for the value, preservation, or safekeeping thereof. Tenant shall pay Landlord for all expenses incurred by Landlord in such removal and storage charges against such property so long as the same shall be in Landlord's possession or under Landlord's control. All such property not removed from the Premises or retaken from storage by Tenant within thirty (30) days after the end of the Term, however terminated, shall, at Landlord's option, be conclusively deemed to have been conveyed by Tenant to Landlord as by bill of sale without further payment or credit by Landlord to Tenant.

Bankruptcy. In the event Tenant shall be adjudged bankrupt, or any trustee in bankruptcy shall be appointed for Tenant and not dismissed within the period provided hereinabove, Landlord and Tenant hereby agree, to the extent permitted by law, to request that a trustee in bankruptcy shall determine within sixty (60) days thereafter whether to accept or reject this Lease, and Tenant hereby agrees not to seek or request any extension or continuation of such time in any bankruptcy proceeding to assume or reject this Lease. In no event after the assumption of this Lease, shall any then existing Default remain uncured for a period in excess of the earlier of ten (10) days or the time period for curing such Default as set forth herein. Failure to cure such Default within such time shall constitute a Default hereunder. Landlord and Tenant agree that adequate assurance of performance of this Lease, as set forth in Section 365 (b)(i) of the Bankruptcy Code with respect to monetary Default under this Lease shall be in the form of cash or immediately available funds in an amount equal to at least the amount of such monetary Default so as to assure Landlord that it will realize the amount of such Default

All monies or other considerations payable by Tenant or otherwise to be delivered to or on behalf of Landlord under this Lease, whether or not expressly denominated as rent hereunder, shall constitute rent for purposes of Section 502 (b)(vi) of the Bankruptcy Code and shall be the sole property of the Landlord.

Lawful Damages. In the event that any court or governmental authority shall limit any amount which Landlord may be entitled to recover under this lease, Landlord shall be entitled to recover the maximum amount permitted under law. Nothing in this Article shall be deemed to limit Landlord's recovery from Tenant of the maximum amount permitted under law or of any other sums or damages which Landlord may be entitled to recover in addition to the damages set forth herein.

9. SURRENDER OF POSSESSION

Tenant's Duty. On or before the date this Lease and the Term hereby created terminates, or on or before the date Tenant's right of possession terminates, whether by lapse of time or at the option of Landlord, Tenant shall:

remove from the Premises and the Building all of Tenant's trade fixtures and personal property; and surrender possession of the Premises to Landlord, in the same condition as the beginning of the Term, ordinary wear and tear excepted.

Landlord's Rights. If Tenant shall fail or refuse to comply with Tenant's duty to remove all trade fixtures and personal property (hereinafter "Personal Property") from the Premises and the Building on or before the above-specified date, the parties hereto agree and stipulate that Landlord may, at its election:

treat such failure or refusal as an offer by Tenant to transfer title to such Personal Property to Landlord, in which event title thereto shall thereupon pass under this Lease as a bill of sale to and vest in Landlord absolutely without any cost either by set-off, credit allowances or otherwise, and Landlord may remove, sell, donate, destroy, store, discard, or otherwise dispose of all or any part of said Personal Property in any manner that Landlord shall choose; or

treat such failure or refusal as conclusive evidence, on which Landlord shall be entitled absolutely to rely and act, that Tenant has forever abandoned such Personal Property, and without accepting title thereto, Landlord may, at Tenant's expense, remove, store, destroy, discard or otherwise dispose of all or any part thereof in any manner that Landlord shall choose without incurring liability to Tenant or to any other person.

no event shall Landlord ever become or accept or be charged with the duties of a bailee (either voluntary or involuntary) of any such Personal Property, and the failure of Tenant to remove all such Personal Property from the Premises and the Building shall forever bar Tenant from bringing any action or from asserting any liability against Landlord with respect to any such Personal Property which Tenant fails to remove.

10, HOLDING OVER

Tenant shall pay to Landlord double the Gross Rent for each month or portion thereof Tenant shall retain possession of the Premises or any part thereof after the termination of this Lease, whether by lapse of time or otherwise.

11. SUBORDINATION TO MORTGAGE

This Lease and all rights of Tenant hereunder are subject and subordinate to any mortgage or trust deed, blanket or otherwise, held by any person or entity (herein referred to as a "Mortgagee"), and which do now or may hereafter affect the Building or Property, and to any and all renewals, modifications, consolidations, replacements and extensions thereof. It is the intention of the parties that this provision be self-operative and that no further instrument shall be required to effect such subordination of this Lease. Tenant shall, however, upon demand at any time or times execute, acknowledge and deliver to Landlord, any and all instruments that may be necessary or proper to subordinate this Lease and all rights of Tenant hereunder to any such mortgage or mortgages or to confirm or evidence such subordination. Tenant agrees, in the event any proceedings are brought for the foreclosure of any such mortgage, to attorn, without any deductions or set-off whatsoever, to the purchaser, and to recognize such purchaser as the Landlord under this Lease. Tenant agrees to execute and deliver at any time and from time-to-time, upon the request of Landlord or of any holder of such mortgage or of such requesting party, such instruments as may be necessary or appropriate in any such foreclosure proceeding or otherwise to evidence such attornment. Tenant hereby irrevocably appoints Landlord and the holder of such mortgage, or either of them, the attorney-in-fact of Tenant to execute and deliver any such instrument for and on behalf of Tenant. Tenant further waives the provisions of any statute or rule of law, now or hereafter in effect, which may give or purport to give Tenant any right or election to terminate or otherwise adversely affect this Lease, or the obligations of Tenant hereunder in the event any such foreclosure proceeding is brought, prosecuted or completed.

Tenant and Landlord further agree that if so requested by any Mortgagee, this Lease shall be made superior to any such first mortgage and that they will execute such documents as may be required by such Mortgagee to effect the superiority of this Lease to such first mortgage.

In the event it is so required by any Mortgagee, and in the event Tenant is so notified, Tenant shall give notice to such Mortgagee prior to its exercising of any right to terminate pursuant to or to claim a partial or total eviction.

12. COMPLIANCE WITH LAWS

Tenant shall operate the Premises in compliance with all and any applicable federal, state, and municipal laws, ordinances and regulations and shall not directly or indirectly, make any use of the Premises which is prohibited by any such laws, ordinances and regulations. Without limiting the generality of the foregoing, Tenant shall not bring upon or use in connection with any construction upon the Premises any "Hazardous Materials" as hereafter defined. The term Hazardous Materials as used herein shall mean and include any "hazardous" or "toxic" waste, material, or substance, as those terms are defined under any federal, state, or local law, statute, ordinance, rule, regulation, order, or decree, now or hereafter in effect. To the fullest extent permitted by law, Tenant hereby agrees to indemnify, defend and hold harmless Landlord and its agents, servants, and employees, from and against any and all claims, damages, loss, liability, and expense, including, but not limited to, attorneys' fees, court costs, and consultants' fees, arising out of or resulting from the presence of Hazardous Materials upon the Premises.

13. CERTAIN RIGHTS RESERVED BY LANDLORD

Landlord shall have the following rights, exercisable without notice and without liability to Tenant for damage or injury to property, person or business without effecting an eviction, constructive or actual, or disturbance of Tenant's use or possession or giving rise to any claim for set-off or abatement of rent:

to change the Building's name and street address;

to install, affix, and maintain any and all signs on the exterior and/or interior of the Building (excluding interior area of the Premises);

to show the Premises to prospective tenants at reasonable hours, after written notice to Tenant; and

to be allowed immediate admittance to the Premises in the event of any emergency which may arise, and in all other instances in the reasonable discretion of Landlord; Landlord and Landlord's agents shall have the right to enter the Premises at all reasonable hours to examine the same.

Landlord may enter upon the Premises and may exercise any or all of the foregoing rights hereby reserved without being deemed guilty of an eviction or disturbance of Tenant's use or possession and without being liable in any manner to Tenant.

14. RULES AND REGULATIONS

Tenant agrees to observe the reservations to Landlord hereof, and such rules and regulations as Landlord, in its continuous or recurring discretion, may from time-to-time make for the Building. Any persistent failure by Tenant, its employees, agents, servants, clients, customers, invitees, licensees, and/or guests, to observe and comply with all such reservations, rules and regulations shall constitute a Default under this Lease, not subject to the notice and cure provisions of this Lease otherwise applicable to such Defaults.

15. ASSIGNMENT AND SUBLETTING

Neither party may not voluntarily assign or encumber its interest in this Lease or in the Premises, or sublease all or any part of the Premises, or allow any other person or entity without first obtaining the other party's prior written consent, which consent shall not be unreasonably withheld

16. NOTICE

All process, notices or other writings either required hereunder or desired to be sent or served by either of the parties hereunder, shall be in writing and shall be delivered either personally or sent in person; via U.S. Certified Mail, any overnight service to the addressed as follows:

if to Landlord: Wilbert Funeral Services, Inc.
2913 Gardner Road
Broadview, IL 60155

if to Tenant: Wilbert, Inc.
2913 Gardner Road
Broadview, IL 60155

17. CONVEYANCE BY LANDLORD

In case Landlord or any successor owner of the Property or the Building shall convey or otherwise dispose of any portion thereof to another person, such other person shall thereupon be and become Landlord hereunder and shall be liable upon all liabilities and obligations of this Lease to be performed by Landlord which first arise after the date of conveyance, and such prior Landlord and successor owner shall, from and after the date of conveyance, be free of all liabilities and obligations not then incurred, provided, however, in the event of a conveyance to any Mortgagee, such Mortgagee shall not be required to assume any liabilities or obligations hereunder.

18. TENANT'S RIGHT TO CURE

On ten (10) days prior written notice to Landlord and any Mortgagee Institutional Lender, Tenant may cure any default in the terms of any ground lease under which Landlord holds title to the Property. Tenant may set off any such payment against the rent due or to become due under this Lease, or, on written notice to Landlord, Tenant may demand reimbursement therefor from Landlord and Landlord shall promptly reimburse Tenant after such notice and demand.

19. INDEMNITY AND WAIVER OF CLAIMS

Indemnity. Except to the extent prohibited by law, both parties agree to indemnify and hold harmless the other party, its beneficiaries, and all of their personal representatives, agents, employees, successors, and assigns, against any and all liabilities, losses, damages, and expenses, including attorneys' fees arising from Tenant's occupancy of the Premises or from any breach or default on the part of the other party in the performance of any agreement of the other party to be performed pursuant to the terms hereof, or from any negligent act or omission of the other party, its employees, servants, or agents on or about the

Premises. In case any proceeding is brought against any of said persons, each party covenants to fully defend such proceeding at its sole cost and expense by legal counsel.

20. MISCELLANEOUS

Illinois Law Governs. This Lease is declared to be an Illinois contract, and all of the terms thereof shall be construed according to the laws of the State of Illinois.

Condition of Premises. Upon commencement as provided for herein, Tenant agrees to accept the Premises in an "as is" condition, and Tenant acknowledges that no representations or warranties have been made by Landlord with respect to the condition of the Premises, except as otherwise expressly provided herein.

Headings. Landlord and Tenant mutually agree that the headings and captions contained in this Lease are inserted for convenience of reference only, and are not to be deemed part of or to be used in construing this Lease.

Severability. If any term or provision of this Lease or the application thereof to any person or circumstances shall, to any extent, be invalid or unenforceable, the remainder of this Lease, or the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby, and each Term of this Lease shall be valid and be enforced to the fullest extent permitted by law.

Relationship of Parties. Nothing contained herein shall be deemed or construed by the parties hereto, or by any third party, as creating the relationship of principal and agent or of partnership or of joint venture between the parties hereto, it being understood and agreed that neither the method of computation of rent nor any other provision contained herein, nor any acts or parties hereto, shall be deemed to create any relationship between the parties hereto other than the relationship of Landlord and Tenant.

Rent. All amounts due and payable from Tenant under this Lease shall be considered as rent.

Landlord's Services. Any service which Landlord is required or elects to furnish under this Lease may be furnished by any agent employed by Landlord or by an independent contractor, and the cost to Landlord of such agent or independent contractor shall be included in Operating Expenses.

Consents and Waivers. No consent or waiver, by Landlord expressed or implied, to or of any breach of any covenant, condition, or duty of Tenant, shall be construed as a consent or waiver to or of any other breach of the same or any other covenant, condition, or duty.

Time. Time is of the essence of this Lease and the performance of all covenants, agreements and conditions hereof.

Signature page to follow.

IN WITNESS WHEREOF, the parties hereto have executed this Lease under their seal as of the day and year first above written.

LANDLORD: Wilbert Funeral Services, Inc.

By: ____________________
Name: William A. Colson
Its: President

TENANT: Wilbert, Inc.

By ____________________
Name: Greg M. Botner
Its: President & CEO

EXHIBIT A
FLOOR PLAN



79'–6"
192'–10"
2,388 SQ\FT.
GAS METER
14,085 SQ\FT.

SEPARATION AGREEMENT

by and between

WILBERT, INC.

And

WILBERT FUNERAL SERVICES, INC.
December 27, 2008

SCHEDULES

SEPARATION AGREEMENT

This SEPARATION AGREEMENT (this "Agreement") is dated as of December 27, 2008 by and between WILBERT, INC., an Illinois corporation ("Wilbert"), and WILBERT FUNERAL SERVICES, INC., an Illinois corporation and a wholly-owned subsidiary of Wilbert ("Funeral Services"). Capitalized terms used in this Agreement shall have the meanings set forth in Section 1.1.

RECITALS

A. Wilbert, directly and through its various Subsidiaries (as defined herein), is engaged in the Funeral Services Business (as defined herein) and in the Plastics Business (as defined herein);

B. The Board of Directors of Wilbert has determined that it is in the best interests of Wilbert and its shareholders to separate Wilbert into two separate companies, which shall operate the Funeral Services Business and the Plastics Business, respectively;

C. In order to effect such separation, Wilbert will, among other things, declare a dividend of one share of Funeral Services Common Stock for each share of Wilbert Common Stock held by the Wilbert shareholders (the "Distribution") (the Distribution and the other transactions described herein, the "Separation");

D. The receipt of the Funeral Services Common Stock by the shareholders of Wilbert is intended to be tax-free under Section 355 of the Code; and

E. Wilbert and Funeral Services desire to set forth herein their agreements regarding the Separation and the terms thereof.

AGREEMENTS

NOW, THEREFORE, in consideration of the premises and of the respective agreements and covenants contained in this Agreement, the parties hereby agree as follows:

ARTICLE I DEFINITIONS

SECTION 1.1 General. As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

"Accounts Receivable" means accounts, loans and notes receivable (whether current or not current), including receivables due from employees, and all proceeds thereof and rights to payment with respect thereto.

"Action" means, with respect to any Person, any actual or threatened or future action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Entity or any demands, claims, counterclaims or other legal matters that have been or may be asserted by or against, or otherwise affect, such Person.

"Affiliate" means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person; provided, however, that for purposes of the Separation Agreement, following the Time of Distribution, neither Wilbert nor any Wilbert Subsidiary shall be deemed to be an Affiliate of any member of the Funeral Services Group and neither Funeral Services nor any member of the Funeral Services Group shall be deemed to be an Affiliate of any member of the Wilbert Group. For purposes of the immediately preceding sentence, the term "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

"Agreement" shall have the meaning set forth in the preamble.

"Asset/Liability Allocation Matter" shall have the meaning set forth in Section 2.1(e).

"Assets" means any and all assets, properties and rights, whether tangible or intangible, real, personal or mixed, fixed, contingent or otherwise, and wherever located (other than ownership interests in Subsidiaries), including the following:

a) Real Property;

b) Machinery and Equipment;

c) Inventories;

d) bank accounts;

e) cash (including cash in bank accounts), cash on hand, cash equivalents, funds, certificates of deposit, similar instruments, travelers checks and cash deposits held by third parties securing or otherwise collateralizing obligations;

f) Accounts Receivable;

g) advances, performance and surety bonds, and interests as beneficiary under letters of credit and other similar instruments and all proceeds thereof;

h) Securities;

i) Hedging Arrangements;

j) Data and Records;

k) Patents and Trademarks;

l) Trade Secrets;

m) Contracts;

n) credits, prepayments and prepaid expenses;

o) claims, causes of action, rights under express or implied warranties, guarantees and indemnities and similar rights, rights of recovery, rights of set-off, rights of subrogation and all other rights of any kind (including the right to receive mail and other communications);

p) Permits;

q) goodwill and going concern value; and

r) other intangible assets not otherwise included in clauses (a) through (q) of this definition.

"Assigning Party" shall have the meaning set forth in Section 2.7.

"Broadview Facility" means the facility as more particularly described in Schedule 1.1(a), together with all buildings and real estate fixtures located thereon.

"Business Day" means any day other than a Saturday, Sunday or other day when banks are authorized or required by law to be closed in Chicago, Illinois.

"Claims Administration" means the processing of claims made under Policies, including the reporting of claims to the insurance carrier, management and defense of claims, and providing for appropriate releases upon settlement of claims.

"Claims Made Policies" shall have the meaning set forth in Section 5.1(b)(ii).

"Code" means the Internal Revenue Code of 1986, as amended, or any successor legislation.

"Coexistence Agreement" means the agreement by and between Wilbert and Funeral Services, effective as of the Time of Distribution, setting forth certain agreements regarding certain trademark and trade names.

"Consents" means consents, approvals, waivers, clearances, exemptions, allowances, novations, authorizations, filings, registrations and notifications.

"Contracts" means all agreements, personal property leases, contracts (including employee contracts), licenses, memoranda of understanding, letters of intent, sales orders, purchase orders, open bids and other commitments, including in each case, all amendments, modifications and supplements thereto and waivers and consents thereunder, but excluding real property leases.

"Conveyance and Assumption Instruments" means, collectively, the various agreements, deeds, bills of sale, stock powers, certificates of title, instruments of conveyance and assignment, instruments of assumption and other instruments and documents, including without limitation the deed to the Broadview Facility, to be entered into to effect the transfer of Assets and Subsidiaries and the assumption of Liabilities contemplated by the transactions described in Section 2.1(b).

"Data and Records" means financial, accounting, corporate, operating, design, manufacturing, test and other data and records (in each case, in whatever form or medium, including electronic media), including books, records, notes, sales and sales promotional material and data, advertising materials, credit information, cost and pricing information, customer, supplier and agent lists, other records pertaining to customers, business plans, reference catalogs, payroll and personnel records and procedures, blue-prints, research and development files, data and laboratory books, sales order files, litigation files, minute books, stock ledgers, stock transfer records and other similar data and records.

"Distribution" means the distribution, on the basis provided for in Section 3.1, to the holders of Wilbert Common Stock of the shares of Funeral Services Common Stock owned by Wilbert on the Distribution Date.

"Distribution Date" means December 27, 2008.

"Employee Matters Agreement" means the agreement by and between Wilbert and Funeral Services, effective the Time of Distribution, setting forth various agreements regarding employees of Wilbert and Funeral Services following the Separation.

"Existing Credit Agreement" means Second Restated Credit Agreement dated as of October 28, 2005, as amended as of September 11, 2006, March 8, 2007 and November 1, 2007 and the related credit documents.

"Former Business" means any corporation, partnership, entity, division, business unit, business, assets, plants, product line, operations or contract (including any assets and liabilities comprising the same) that has been sold, conveyed, assigned, transferred or otherwise disposed of or divested (in whole or in part) by Wilbert or any member of the Wilbert Group or the operations, activities or production of which has been discontinued, abandoned, completed or otherwise terminated (in whole or in part) by any member of the Wilbert Group.

"Funeral Services" shall have the meaning set forth in the preamble.

"Funeral Services Accounting Ledgers" means the general ledgers and other subsidiary ledgers of Wilbert for Funeral Services. For purposes hereof and the other Transaction Agreements, references to amounts or items set forth on the Funeral Services Accounting Ledgers immediately prior to the Time of Distribution include amounts or items that, upon a closing of the Funeral Services books immediately prior to the Time of Distribution, will or should be set forth on the Funeral Services Accounting Ledgers in accordance with the accounting principles of Wilbert and its Subsidiaries (including Funeral Services) on the date hereof.

"Funeral Services Accounts Receivable" means the Accounts Receivable that are set forth on the Funeral Services Accounting Ledgers immediately prior to the Time of Distribution.

"Funeral Services Articles of Incorporation" has the meaning set forth in Section 2.1.

"Funeral Services Assets" means the following:

a) all rights of any member of the Funeral Services Group under any Transaction Agreement to which it is or becomes a party;

b) all Assets which are expressly allocated to any member of the Funeral Services Group pursuant to the Employee Matters Agreement or the Tax Matters Agreement;

c) the following specifically enumerated Assets which immediately prior to the Time of Distribution are owned by Wilbert or any of its Subsidiaries (including members of the Funeral Services Group):

i. the Funeral Services Bank Accounts;
ii. the Funeral Services Cash;
iii. the Funeral Services Accounts Receivable;
iv. the Funeral Services Inventories;
v. the Funeral Services Machinery and Equipment;
vi. the Funeral Services Real Property;
vii. the Patents, Trademarks, trade names and other intellectual property set forth on Schedule 1.1(b);
viii. the Broadview Facility;
ix. the Paws & Remember Interest; and

d) the following Assets (other than those described in paragraphs (b) and (c) of the definition of "Wilbert Assets") which immediately prior to the Time of Distribution are owned by Wilbert or any of its Subsidiaries (including members of the Funeral Services Group) and which are used exclusively in or relate exclusively to the Funeral Services Business, as the same shall exist as of such time:

i. Contracts including without limitation the supply agreement with Daubert Chemical Company dated as of April 30, 2001, and each Intellectual Property License Agreement with each Licensee of Funeral Services dated as of September 2005;
ii. advances, performance and surety bonds, and interests as beneficiary under letters of credit and other similar instruments and all proceeds thereof;
iii. Data and Records;
iv. Permits;
v. Patents and Trademarks and Trade Secrets;
vi. credits, prepayments and prepaid expenses;
vii. claims, causes of action, rights under express or implied warranties, guarantees and indemnities and similar rights, rights of recovery, rights of set-off, rights of subrogation and all other rights of any kind (including the right to receive mail and other communications); and
viii. goodwill, going concern value and other intangible assets not otherwise included in clauses (a) through (q) of the definition of "Assets"; and

e) all rights, causes of action and claims of Wilbert or any of its Subsidiaries (including members of the Funeral Services Group) to the extent relating to any asset described in clauses (a) through (d) above.

Anything contained herein to the contrary notwithstanding, assets described in paragraphs (b) and (c) of the definition of "Wilbert Assets" will not be included in Funeral Services Assets.

"Funeral Services Bank Accounts" means all bank accounts which are solely in the name of one or more members of the Funeral Services Group immediately prior to the Time of Distribution.

"Funeral Services Board" means the Board of Directors of Funeral Services.

"Funeral Services Bylaws" has the meaning set forth in Section 2.1.

"Funeral Services Business" means (a) the business and operations engaged in prior to the Time of Distribution by the members of the Wilbert Group or Funeral Services Group of selling liners and funeral services products to independent manufacturers of burial and urn vaults (the "Licensee Network"), licensing its trademarks, trade names and patents to the Licensee Network, manufacture and sale of metal vaults forms and components for vaults, (b) sales of death care products and services; and (c) activities related primarily to the foregoing.

"Funeral Services Cash" means (i) the following to the extent set forth on the Funeral Services Accounting Ledgers immediately prior to the Time of Distribution or located at locations of the Funeral Services Business at the Time of Distribution: cash in Funeral Services Bank Accounts, cash on hand, cash equivalents, funds, certificates of deposits, similar instruments and travelers checks and (ii) cash deposits held by third parties securing or otherwise collateralizing obligations relating to the Funeral Services Business immediately prior to the Time of Distribution.

"Funeral Services Common Stock" means the common stock, par value $0.001 per share, of Funeral Services.

"Funeral Services Financial Instruments" means those credit facilities, guaranties, foreign currency forward exchange contracts, comfort letters, letters of credit and similar instruments related to the Funeral Services Business under which any member of the Wilbert Group has any primary, secondary, contingent, joint, several or other Liability, including those set forth on Schedule 1.1(c).

"Funeral Services Group" means Funeral Services and the Funeral Services Subsidiaries.

"Funeral Services Indemnitees" means each member of the Funeral Services Group and each of their respective Representatives and Affiliates and each of the heirs, executors, successors and permitted assigns of any of the foregoing.

"Funeral Services Inventories" means the Inventories set forth on the Funeral Services Accounting Ledgers immediately prior to Time of Distribution.

"Funeral Services Liabilities" means the following:

a. all Liabilities of any member of the Funeral Services Group under any Transaction Agreement to which it is or becomes a party;
b. all Liabilities for which any member of the Funeral Services Group is expressly made responsible pursuant to the Employee Matters Agreement or the Tax Matters Agreement;
c. the following specifically enumerated Liabilities of Wilbert or any of its Subsidiaries (including members of the Funeral Services Group), in each case whether or not such Liabilities relate to the Plastics Group Business, the Wilbert Assets, the Funeral Services Business or the Funeral Services Assets:
    i. all Liabilities that are set forth on the Funeral Services Accounting Ledgers immediately prior to the Time of Distribution; and
    ii. all Liabilities based upon, arising out of or relating to the Actions set forth on Schedule 1.1(d); and;
    iii. $3,500,000 of the debt outstanding under the Existing Credit Agreement;

d. all Liabilities (other than those described in paragraphs (a), (b) and (c) of the definition of "Wilbert Liabilities") of Wilbert or any of its Subsidiaries (including members of the Funeral Services Group) to the extent based upon, arising out of or relating to the Funeral Services Assets or the Funeral Services Business, including all Liabilities (including Liabilities arising out of any breaches or violations) to the extent relating to the Funeral Services Business based upon, arising out of or relating to Contracts (whether or not such Contracts constitute Funeral Services Assets) (including the Guaranteed Burial Vault Program and any primary, secondary, contingent or other obligations, such as under guaranties or indemnities, in respect of such Contracts).

Anything contained herein to the contrary notwithstanding, Liabilities described in paragraphs (a) (b) and (c) of the definition of "Wilbert Liabilities" will not be included in Funeral Services Liabilities.

"Funeral Services Litigation Matters" means the Actions described in clause (c)(ii) of the definition of "Funeral Services Liabilities".

"Funeral Services Machinery and Equipment" means the Machinery and Equipment set forth on the Funeral Services Accounting Ledgers immediately prior to the Time of Distribution.

"Funeral Services Real Property" means the Real Property set forth on Schedule 1.1(e).

"Funeral Services Subsidiary" means each Subsidiary, if any, of Funeral Services.

"Governmental Entity" means any government or any court, arbitral tribunal, administrative agency or commission or other governmental or regulatory authority or agency, federal, state, local, domestic, foreign or international.

"Group" means the Wilbert Group or the Funeral Services Group, as applicable.

"Hedging Arrangements" means swaps, collars, caps, forward contracts and other hedging arrangements of any kind.

"Indemnifiable Losses" means any and all losses, Liabilities, claims, damages, deficiencies, obligations, fines, payments, Taxes, Liens, costs and expenses, matured or unmatured, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, known or unknown, whenever arising and whether or not resulting from Third Party Claims (including the costs and expenses of any and all Actions; all amounts paid in connection with any demands, assessments, judgments, settlements and compromises relating thereto; interest and penalties with respect thereto; out-of-pocket expenses and reasonable attorneys', accountants' and other experts' fees and expenses reasonably incurred in investigating, preparing for or defending against any such Actions or in asserting, preserving or enforcing an Indemnitee's rights hereunder; and any losses that may result from the granting of injunctive relief as a result of any such Actions).

"Indemnifying Party" shall have the meaning set forth in Section 4.3(a).

"Indemnitee" means any of the Wilbert Indemnitees or the Funeral Services Indemnitees who or which is entitled to seek indemnification under Section 4 of this Agreement.

"Indemnity Reduction Amounts" shall have the meaning set forth in Section 4.3(a).

"Information" means all records, books, contracts, instruments, computer data and other data and information (in each case, in whatever form or medium, including electronic media).

"Information Statement" means the information statement with respect to Funeral Services sent to holders of Wilbert Common Stock in connection with the Separation.

"Insurance Expiration Date" shall have the meaning set forth in Section 5.1(a).

"Insurance Proceeds" means monies (a) received by an insured from an insurance carrier, (b) paid by an insurance carrier on behalf of an insured, net of any applicable premium adjustments (including without limitation retrospectively ruled premium adjustments) and net of any self-insured retention, deductible or other form of self-insurance and net of any third party costs incurred in the collection thereof or (c) received from any third party in the nature of insurance, contribution or indemnification in respect of any Liability.

"Inventories" means inventories, including raw materials, work-in-process, materials, components, finished goods, parts, accessories and supplies.

"Lease" means the Lease dated as of the date hereof entered into prior to the Time of Distribution by and between Wilbert and Funeral Services relating to the Broadview Facility.

"Liabilities" means any and all claims, debts, liabilities, commitments and obligations of whatever nature, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, whenever or however arising and whether or not the same would be required by generally accepted accounting principles to be reflected as a liability in financial statements or disclosed in the notes thereto, including all costs and expenses relating thereto and those claims, debts, liabilities, commitments and obligations:

a. based upon, arising out of or relating to any law, statute, rule, regulation, judgment, order, decision or consent decree of any Governmental Entity or any noncompliance therewith or breach or violation of any thereof;

b. in respect of accounts payable;

c. in respect of outstanding checks;

d. based upon, arising out of or relating to workers' compensation, automobile liability, general liability, product liability, intellectual property liability and other claims and matters (whether direct or for indemnification of any Person or otherwise, and whether insured or uninsured);

e. based upon, arising out of or relating to Actions or any award of any arbitrator of any kind;

f. in respect of salary, bonuses, incentive payments, severance payments and other compensation payments and all Taxes and withholdings related thereto;

g. in respect of employee welfare and fringe benefits (including claims for medical and disability benefits);

h. based upon, arising out of or relating to environmental matters (including the presence, release or threatened release of hazardous materials or any other environmental conditions or the violation of any environmental laws), including all removal, remediation and cleanup costs, investigatory costs, settlement costs, governmental response costs, natural resources damages, property damages, personal injury damages and all other costs and damages;

i. based upon, arising out of or relating to Contracts;

j. based upon, arising out of or relating to torts (whether based on negligence, strict liability or otherwise) or infringements; and

k. in respect of products and services, including warranty liabilities, deferred revenues, product liability claims and liabilities in respect of the return, repair or replacement of products.

"Lien" means any lien, security interest, pledge, mortgage, charge, restriction, retention of title agreement or other encumbrance of whatever nature.

"Machinery and Equipment" means machinery, equipment, tooling, vehicles, furniture and fixtures (other than real property fixtures), leasehold improvements, repair parts, tools, plants, laboratory and office equipment and supplies, computer hardware and software, computer networking equipment, engineering and design equipment, test equipment and other tangible personal property (other than tangible personal property included in other categories of assets in the definition of "Assets"), together with any rights or claims arising out of maintenance or service contracts relating thereto or the breach of any express or implied warranty by the manufacturers or sellers of any of such assets or any component part thereof.

"Occurrence Based Policies" shall have the meaning set forth in Section 5.1(b)(i).

"Patents and Trademarks" means (a) all patents (including utility and design patents, industrial designs and utility models), patent applications and patent and invention disclosures, together with all reissuances, continuations, continuations-in-part, divisions, revisions, supplementary protection certificates, extensions and re-examinations thereof, and any other U.S. or foreign patent rights entitled to the same priority claim (in whole or in part) as any of the foregoing, (b) trademarks, service marks, trade names, trade dress, logos, Internet domain names, business and product names and slogans and all registrations and applications for registration of any of the foregoing, (c) copyrights and all applications, registrations and renewals in connection therewith.

"Paws & Remember Interest" means the membership interest in Paws & Remember LLC, an Illinois limited liability company, that is owned by Funeral Services on the date hereof.

"Permits" means licenses, permits, authorizations, Consents, certificates, registrations, variances, franchises and other approvals from any Governmental Entity, including those relating to environmental matters.

"Person" means any individual, partnership, joint venture, corporation, limited liability company, trust, unincorporated organization or other entity (including a Governmental Entity).

"Plastics Business" means (a) the businesses and operations engaged in prior to the Time of Distribution by the members of the Wilbert Group of the manufacture and sale of custom plastic products and activities related thereto, (b) Former Businesses set forth on Schedule 1.1(f), (c) other Former Business related primarily to any of the foregoing, and (d) activities related primarily to the foregoing, other than, in the case of each of the foregoing clauses (a), (b), (c) and (d), any businesses, operations or activities included in the Funeral Services Business.

"Plastics Marks" means the names, trademarks, trade names, domain names and service marks owned, licensed or used by the Wilbert Group entities or used in connection with the Plastics Business.

"Policy" or "Policies" means all means all property, casualty, liability and other insurances of Wilbert and its Subsidiaries (including members of the Funeral Services Group) and their predecessors which were or are in effect at any time at or prior to the Time of Distribution, including the following lines of coverage: property, commercial general liability, fiduciary liability, automobile, directors and officers liability and employment practices and securities liability, excess liability and umbrella, workers' compensation, crime, special accident (for Board and Employees), foreign commercial package, together with all rights, benefits and privileges thereunder.

"Privileged Information" means, with respect to a Group, Information regarding a member of such Group, or any of its operations, employees, Assets or Liabilities (whether in documents or stored in any other form or known to its employees or agents) that is or may be protected from disclosure pursuant to a Privilege, that a member of the other Group has or may come into possession of or has obtained or may obtain access to pursuant to this Agreement or otherwise.

"Privileges" means all privileges that may be asserted under applicable law including, without limitation, privileges arising under or relating to the attorney-client relationship (including but not limited to the attorney-client and work product privileges), the accountant- client privilege, privileges under Section 7525 of the Code and privileges relating to internal evaluative processes.

"Real Property" means real property (including land, plants, buildings, real property fixtures and improvements) and real property interests (including real property leases, easements and rights of way, occupancy or use).

"Recipient Party" shall have the meaning set forth in Section 2.7.

"Record Date" means the close of business on December 5, 2008.

"Representative" means, with respect to any Person, any of such Person's directors, officers, employees, agents, consultants, advisors, accountants, attorneys and representatives, including without limitation representatives of the foregoing.

"Schedules" means the schedules to this Agreement as they may be updated through the Distribution Date or as provided herein or therein.

"Securities" means all assets consisting of short-term and long-term investment securities, banker's acceptances, shares of stock, notes, bonds, debentures, evidences of indebtedness, certificates of interest or participation in profit-sharing agreements, collateral-trust certificates, preorganization certificates or subscriptions, transferable shares, puts, calls, straddles, options, investment contracts, voting trusts and certificates and other securities of any kind (other than ownership interests in Subsidiaries and the Paws & Remember Interest).

"Separation" has the meaning set forth in the Recitals section herein.

"Subsidiary" means, with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, of which such Person or any Subsidiaries of such Person controls or owns, directly or indirectly, more than 50% of the stock or other equity interest, or more than 50% of the voting power entitled to vote on the election of members to the board of directors or similar governing body.

"Supply Agreement" means the agreement by and between Wilbert and Funeral Services governing Wilbert's manufacture and sale of plastic liners to Funeral Services effective as of the Time of Distribution.

"Tax" and "Taxes" shall have the meaning set forth in the Tax Matters Agreement.

"Tax Matters Agreement" means the agreement by and between Wilbert and Funeral Services, effective the Distribution Date providing for the allocation of tax liabilities and the related filing procedures between Wilbert and Funeral Services following the Separation.

"Third Party Claim" shall have the meaning set forth in Section 4.4(a).

"Time of Distribution" means 11:59 p.m. on the Distribution Date.

"Trade Secrets" means (a) trade secrets and confidential business and technical information (including ideas, research and development, know-how, formulas, technology, compositions, manufacturing and production processes and techniques, technical data, engineering, production and other designs, drawings, engineering notebooks, industrial models, mask works, semiconductor chip topographies, software and specifications and any other information meeting the definition of a trade secret under the Uniform Trade Secrets Act); (b) computer and electronic data processing programs and software, both source code and object code (including data and related documentation, flow charts, diagrams, descriptive texts and programs, computer print-outs, underlying tapes, computer databases and similar items), computer applications and operating programs; and (c) all copies and tangible embodiments of any or all of the foregoing (in whatever form or medium, including electronic media).

"Transaction Agreements" means, collectively, this Agreement, the Supply Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Transition Services Agreement, the Conveyance and Assumption Instruments, the Lease, the Coexistence Agreement and any other agreement entered into between Wilbert and Funeral Services in connection with the Separation.

"Transaction Costs" means all out-of-pocket fees, costs and expenses of Wilbert or any of its Subsidiaries (including members of the Funeral Services Group) arising from (a) the consummation of the Separation, including the preparation, execution and delivery of the Transaction Agreements. (b) a claim, demand or Action arising from or relating to any document filed with any Governmental Authority at or prior to the Distribution Date by Wilbert or Funeral Services in connection with the Separation, or (c) a claim, demand or Action brought by any person against Funeral Services and/or Wilbert with respect to the Separation.

"Transition Services Agreement" means the Transition Services Agreement dated as of the date hereof entered into prior to the Time of Distribution by and between Wilbert and Funeral Services.

"Wilbert" shall have the meaning set forth in the preamble.

"Wilbert Assets" means the following:

a) all rights of any member of the Wilbert Group under any Transaction Agreement to which it is or becomes a party;

b) all Assets which are expressly allocated to any member of the Wilbert Group pursuant to the Employee Matters Agreement or the Tax Matters Agreement;

c) the following specifically enumerated Assets which immediately prior to the Time of Distribution are owned by Wilbert or any of its Subsidiaries (including members of the Funeral Services Group), in each case whether or not such Assets are used in or relate to the Plastics Business or the Funeral Services Business:

   i. all Wilbert Bank Accounts;
   ii. all Wilbert Cash;
   iii. all Accounts Receivable other than Funeral Services Accounts Receivable;
   iv. all Inventories other than Funeral Services Inventories;
   v. all Securities;
   vi. all Hedging Arrangements;
   vii. all Machinery and Equipment other than Funeral Services Machinery and Equipment;
   viii. all Real Property other than Funeral Services Real Property;
   ix. subject to the terms of the Coexistence Agreement, all Patents and Trademarks other than those set forth on Schedule 1.1(b);
   x. all rights in, and to the use of the Plastics Marks; and
   xi. all Policies and all rights, benefits and privileges thereunder and related thereto (including the right to receive any and all return premiums with respect thereto), other than rights of the Funeral Services Group with respect to Policies as provided in Sections 5.1;

d) all other Assets which immediately prior to the Time of Distribution are owned by Wilbert or any of its Subsidiaries (including members of the Funeral Services Group) that are not Funeral Services Assets; and

e) all rights, causes of action and claims of Wilbert or any of its Subsidiaries (including members of the Funeral Services Group) to the extent relating to any asset described in clauses (a) through (d) above.

Anything contained herein to the contrary notwithstanding, assets described in the definition of "Funeral Services Assets" will not be included in Wilbert Assets.

"Wilbert Bank Accounts" means all bank accounts of Wilbert or any of its Subsidiaries (including members of the Funeral Services Group) immediately prior to the Time of Distribution, other than Funeral Services Bank Accounts.

"Wilbert Board" means the Board of Directors of Wilbert or a duly authorized committee thereof.

"Wilbert Cash" means all (i) cash (including cash in bank accounts), cash on hand, cash equivalents, funds, certificates of deposit, similar instruments and travelers checks held by Wilbert or any of its Subsidiaries and Affiliates (including members of the Funeral Services Group) immediately prior to the Time of Distribution and (ii) cash deposits held by third parties securing or otherwise collateralizing obligations of Wilbert or any of its Subsidiaries or Affiliates (including members of Funeral Services

Group) immediately prior to the Time of Distribution, other than, in the case of each of the foregoing clauses (i) and (ii), Funeral Services Cash.

"Wilbert Common Stock" means the common stock, par value $5.00 per share, of Wilbert.

"Wilbert Financial Instruments" means those credit facilities, guaranties, foreign currency forward exchange contracts, comfort letters, letters of credit and similar instruments related to the Wilbert Business under which any member of the Funeral Services Group has any primary, secondary, contingent, joint, several or other Liability, including those set forth on Schedule 1.1(h).

"Wilbert Group" means Wilbert and the Wilbert Subsidiaries.

"Wilbert Indemnitees" mean each member of the Wilbert Group and each of their respective Representatives and Affiliates and each of the heirs, executors, successors and permitted assigns of any of the foregoing.

"Wilbert Liabilities" means the following:

a. all Liabilities of any member of the Wilbert Group under any Transaction Agreement to which it is or becomes a party;

b. all Liabilities for which any member of the Wilbert Group is expressly made responsible pursuant to the Employee Matters Agreement or the Tax Matters Agreement;

c. the following specifically enumerated Liabilities of Wilbert or any of its Subsidiaries (including members of the Funeral Services Group), in each case whether or not such Liabilities relate to the Plastics Business, the Wilbert Assets, the Funeral Services Business or the Funeral Services Assets:

i. all liabilities outstanding under the Existing Credit Agreement (other than those liabilities described in clause (c)(iii) of the definition of "Funeral Services Liabilities" and the related credit documents).

d. all other Liabilities of Wilbert or any of its Subsidiaries (including members of the Funeral Services Group) in respect of operations engaged in prior to the Time of Distribution that are not Funeral Services Liabilities.

Anything contained herein to the contrary notwithstanding, Liabilities described in paragraphs (a), (b) and (c) of the definition of "Funeral Services Liabilities" will not be included in Wilbert Liabilities.

"Wilbert Litigation Matters" means the Actions pending against Wilbert and its Subsidiaries (including Funeral Services) at the Time of Distribution other than Funeral Services Litigation Matters.

"Wilbert Subsidiary" means each Subsidiary of Wilbert other than Funeral Services and the Funeral Services Subsidiaries, if any.

ARTICLE II
INTERCORPORATE REORGANIZATION

SECTION 2.1 **Intercorporate Reorganization.**

(a) Prior to the Time of Distribution, Wilbert and Funeral Services will take all actions necessary so that, immediately prior to the Distribution, (i) the Articles of Incorporation of Funeral Services will be substantially as set forth in Schedule 1.1(h) (the "Funeral Services Articles of Incorporation), (ii) the Bylaws of Funeral Services will be substantially as set forth in Schedule 1.1(i) (the "Funeral Services Bylaws") and (iii) Wilbert will hold a number of shares of Funeral Services Common Stock (rounded down to the nearest whole share) equal to the aggregate number of shares of Wilbert Common Stock (excluding treasury shares held by Wilbert) issued and outstanding as of the Record Date.

(b) Subject to Section 2.7, prior to the Time of Distribution:

(i) Wilbert shall convey, assign and transfer, or cause to be conveyed, assigned and transferred, to Funeral Services, and Funeral Services shall accept, any and all right, title and interest of Wilbert and each of the Wilbert Subsidiaries in the Funeral Services Assets;

(ii) Funeral Services shall convey, assign and transfer, or cause to be conveyed, assigned and transferred, to Wilbert or a Wilbert Subsidiary, as appropriate, and the applicable member of the Wilbert Group shall accept, any and all right, title and interest of Funeral Services and each of the Funeral Services Subsidiaries in the Wilbert Assets;

(iii) Wilbert or a Wilbert Subsidiary, as appropriate, shall unconditionally assume and undertake to pay, perform and discharge, in a timely manner and in accordance with the terms thereof, all Liabilities of Funeral Services that are Wilbert Liabilities, regardless of (i) when or where such Liabilities arose or arise, (ii) whether the facts upon which they are based occurred prior to, on or subsequent to the Time of Distribution; and (iii) where or against whom such Liabilities are asserted or determined.

(iv) Funeral Services shall unconditionally assume and undertake to pay, perform and discharge, in a timely manner and in accordance with the terms thereof, all Liabilities of Wilbert and the Wilbert Subsidiaries that are Funeral Services Liabilities, regardless of (i) when or where such Liabilities arose or arise, (ii) whether the facts upon which they are based occurred prior to, on or subsequent to the Time of Distribution; and (iii) where or against whom such Liabilities are asserted or determined.

(c) In the event that at any time or from time to time (whether at or after the Time of Distribution) any member of the Wilbert Group shall receive or otherwise possess any Funeral Services Asset, such member will promptly convey, assign and transfer, or cause to be conveyed, assigned and transferred, such Funeral Services Asset to Funeral Services. In the event that at any time or from time to time (whether at or after the Time of Distribution) any member of the Funeral Services Group shall receive or otherwise possess any Wilbert Asset or interest in a Wilbert Subsidiary, such member will promptly convey, assign and transfer, or cause to be conveyed, assigned and transferred, such Wilbert Asset or interest in a Wilbert Subsidiary to Wilbert. Prior to any such transfer, the Person receiving or possessing such Asset or interest in a Subsidiary will hold such Asset or interest in a Subsidiary in trust for the benefit of the Person entitled thereto (at the expense of the Person entitled thereto).

(d) In the event that at any time or from time to time (whether at or after the Time of Distribution) either Wilbert or Funeral Services determines that the other party (or any member of such other party's respective Group) shall not have unconditionally assumed any Liabilities that are allocated to such other party (or a member of such other party's respective Group) pursuant to this Agreement, the Employee Matters Agreement or the Tax Matters Agreement, such other party will promptly execute and deliver, or cause to be executed and delivered, all such documents and instruments and will take, or cause to be taken, all such actions as the requesting party may reasonably request to unconditionally assume, or cause to be unconditionally assumed, such Liabilities.

(e) Solely for purposes of implementing the terms of this Agreement, during the period beginning on the date of this Agreement and ending six months after the Distribution Date, Wilbert and Funeral Services agree to discuss the allocation of any Asset or Liability of Wilbert and its Subsidiaries (including members of the Funeral Services Group) that either of them reasonably believes should be or should have been allocated differently than pursuant to the terms of this Agreement (an "Asset/Liability Allocation Matter"). The Wilbert Chief Executive Officer will designate an employee of Wilbert and the Funeral Services Chief Executive Officer will designate an employee of Funeral Services who will discuss an appropriate resolution of any Asset/Liability Allocation Matter. If within thirty days of the receipt of the notification of an Asset/Liability Allocation Matter by either Wilbert or Funeral Services pursuant to this paragraph, or such other time as Wilbert and Funeral Services may agree, the designees have not reached a mutually acceptable resolution of the Asset/Liability Allocation Matter, the matter will be referred for discussion to the Wilbert Chief Executive Officer and the Funeral Services Chief Executive Officer. Should a mutually acceptable resolution of the Asset/Liability Allocation Matter not be reached within thirty days following the referral to them, the terms and conditions of this Agreement shall remain in full force and effect, unamended, unmodified and unsupplemented. In no event shall the terms and conditions of this Agreement be amended, modified or supplemented other than in accordance with the provisions of Section 7.6. Nothing in this paragraph shall affect the right of any party to resort to the dispute resolution provisions of Section 7.5 in respect of any dispute, claim or controversy arising out of an alleged breach of any provision of this Agreement.

(f) In connection with the transfers of Assets and the assumptions of Liabilities contemplated by subsection (b) of this Section 2.1, Wilbert and Funeral Services will execute or cause to be executed by the appropriate entities the Conveyance and Assumption Instruments, including without limitation a quit-claim deed to the Broadview Facility.

(g) Each of Wilbert (on behalf of itself and each other member of the Wilbert Group) and Funeral Services (on behalf of itself and each other member of the Funeral Services Group) understands and agrees that, except as expressly set forth in any Transaction Agreement or any other agreement or document contemplated by any Transaction Agreement, no party to any Transaction Agreement or document contemplated by any Transaction Agreement either has represented or warranted or is, representing or warranting in any way as to the Assets, Subsidiaries, businesses or Liabilities retained, conveyed, assigned, transferred or assumed as contemplated hereby or thereby, as to any consents or approvals required in connection with the transactions contemplated by the Transaction Agreements, as to the value or freedom from any Lien of, or any other matter concerning, any Assets, Liabilities or Subsidiaries of such party, or as to the absence of any defenses or rights of setoff or freedom from counterclaim with respect to any claim or other Assets or Subsidiaries of any party, or as to the legal sufficiency of any assignment, document or instrument delivered hereunder or thereunder to convey title to any Asset or Subsidiary or thing of value upon the execution, delivery or filing thereof. Except as may expressly be set forth in any Transaction Agreement, all Assets and Subsidiaries being transferred or retained as contemplated by any Transaction Agreement are being transferred, or are being retained, on an "as is", "where is" basis (and, in the case of the transfer of any Real Property, by means of a quitclaim or similar form deed) and the respective transferees shall bear the economic and legal risks that any conveyance shall prove to be insufficient or that the title to any Asset or Subsidiary shall be other than good and marketable and free and clear of any Lien.

(h) It is the intention of the parties that payments made by the parties to each other after the Time of Distribution pursuant to this Agreement, the Employee Matters Agreement or the Tax Matters Agreement are to be treated as relating back to the transactions occurring prior to the Time of Distribution pursuant to this Section 2.1 as an adjustment to the transfers and assumptions of Assets and Liabilities contemplated by this Section 2.1, and Wilbert and Funeral Services will, and will cause the Wilbert Subsidiaries and the Funeral Services Subsidiaries, respectively, to, take positions consistent with such intention with any Tax Authority (as defined in the Tax Matters Agreement), except to the extent that a final determination (as defined in Section 1313 of the Code) with respect to the recipient party causes any such payment not to be so treated.

SECTION 2.2 Financial Instruments.

(a) Funeral Services will (from and after the Time of Distribution, at its expense) take or cause to be taken all actions, and enter into (or cause the Funeral Services Subsidiaries to enter into) such agreements and arrangements, as shall be necessary to effect the release of and substitution for each member of the Wilbert Group, effective as of the Time of Distribution, from all primary, secondary, contingent, joint, several and other Liabilities in respect of Funeral Services Financial Instruments, if any (it being understood that all Liabilities in respect of Funeral Services Financial Instruments are Funeral Services Liabilities).

(b) Wilbert will (from and after the Time of Distribution, at its expense) take or cause to be taken all actions, and enter into (or cause the Wilbert Subsidiaries to enter into) such agreements and arrangements, as shall be necessary to effect the release of and substitution for each member of the Funeral Services Group, effective as of the Time of Distribution, from all primary, secondary, contingent, joint, several and other Liabilities in respect of Wilbert Financial Instruments, if any (it being understood that all Liabilities in respect of Wilbert Financial Instruments are Wilbert Liabilities).

(c) Funeral Services' obligations under Section 2.2(a) will continue to be applicable to all Funeral Services Financial Instruments identified at any time by Wilbert, whether before, at or after the Time of Distribution.

(d) Wilbert's obligations under Section 2.2(b) will continue to be applicable to all Wilbert Financial Instruments identified at any time by Wilbert, whether before, at or after the Time of Distribution.

SECTION 2.3 Intercompany Accounts and Arrangements.

(a) Elimination of Intercompany Accounts.

(i) Except as set forth in Section 2.3(a)(ii), Wilbert, on behalf of itself and each other member of the Wilbert Group, on the one hand, and Funeral Services, on behalf of itself and each other member of the Funeral Services Group, on the other hand, hereby settle and eliminate, by cancellation or transfer to a member of the other Group (whether to cancel or transfer and the manner thereof will be determined by Wilbert), effective as of the Time of Distribution, all intercompany receivables, payables and other balances (including intercompany cash management balances) existing immediately prior to the Time of Distribution between Wilbert and/or any Wilbert Subsidiary, on the one hand, and Funeral Services and/or any Funeral Services Subsidiary, on the other hand.

(ii) The provisions of Section 2.3(a)(i) will not apply to (A) the items set forth on Schedule 2.3(a), (B) intercompany accounts arising from the sale of products in the ordinary course of business and (C) any other balances arising under any Transaction Agreement, including those arising under Section 2.4 or incurred in connection with the payment by any party of any expenses which are required to be paid or reimbursed by the other party pursuant to Section 4.7.

(b) Intercompany Agreements.

(i) Except as set forth in Section 2.3(b)(ii), Funeral Services, on behalf of itself and each other member of the Funeral Services Group, and Wilbert, on behalf of itself and each other member of the Wilbert Group, hereby terminate any and all agreements, arrangements, commitments or understandings in existence as of the Time of Distribution, whether or not in writing, between or among Funeral Services and/or any Funeral Services Subsidiary, on the one hand, and Wilbert and/or any Wilbert Subsidiary, on the other hand. No such terminated agreement, arrangement, commitment or understanding (including any provision thereof which purports to survive termination) shall be of any further force or effect after the Time of Distribution.

(ii) The provisions of Section 2.3(b)(i) will not apply to any of the following agreements, arrangements, commitments or understandings (or to any of the provisions thereof): (A) the Transaction Agreements (and each other agreement, instrument or document expressly contemplated by any Transaction Agreement to be entered into by any party hereto or any of the members of their respective Groups); (B) the Supply Agreement and any agreements, arrangements, commitments or understandings listed or described on Schedule 2.3(b); (C) any agreements, arrangements, commitments or understandings to which any Person other than the parties hereto and their respective Affiliates is a party; (D) any other agreements, arrangements, commitments or understandings that any Transaction Agreement expressly contemplates will survive the Time of Distribution and (E) any agreements, arrangements, commitments or understandings, including warranty obligations, arising from the sale of products in the ordinary course of business.

SECTION 2.4 Cash Management.

(a) Funding of Outstanding Checks.

(i) Funeral Services or a Funeral Services Subsidiary will fund all amounts in respect of checks that are outstanding immediately prior to the Time of Distribution and presented for payment at or after the Time of Distribution in Funeral Services Bank Accounts.

(ii) Wilbert or a Wilbert Subsidiary will fund all amounts in respect of checks that are outstanding immediately prior to the Time of Distribution and presented for payment at or after the Time of Distribution in Wilbert Bank Accounts.

(iii) The provisions of this Section 2.4(a) with respect to funding of outstanding checks will not affect in any way, and will be subject to, all other provisions of this Agreement providing for the reimbursement of any amounts or the allocation of any Liabilities, including Section 4.7.

(b) Customer Payments.

(i) Funeral Services will, and will cause the Funeral Services Subsidiaries to, forward to Wilbert (for the account of Wilbert or the applicable Wilbert Subsidiary) any customer payments in respect of accounts receivable constituting Wilbert Assets received by Funeral Services or any of the Funeral Services Subsidiaries after the Time of Distribution, whether received in lock boxes, via wire transfer or otherwise, by the first Business Day of the week after the week during which such payment is received.

(ii) Wilbert will, and will cause the Wilbert Subsidiaries to, forward to Funeral Services (for the account of Funeral Services or the applicable Funeral Services Subsidiary) any customer payments in respect of accounts receivable constituting Funeral Services Assets received by Wilbert or any of the Wilbert Subsidiaries after the Time of Distribution, whether received in lock boxes, via wire transfer or otherwise, by the first business day of the week after the week during which such payment is received.

SECTION 2.5 **The Funeral Services Board and Officers.** Prior to the Time of Distribution, Funeral Services and Wilbert will take all actions which may be required to cause the persons set forth on Schedule 2.5 to constitute the board of directors and the officers of Funeral Services at the Time of Distribution.

SECTION 2.6 **[Intentionally Deleted]**

SECTION 2.7 **Consents.** Prior to and after the Distribution Date, Wilbert and Funeral Services will, and will cause the Wilbert Subsidiaries and the Funeral Services Subsidiaries, respectively, to, use their commercially reasonable efforts (as requested by the other party) to obtain, or to cause to be obtained, all Consents necessary for the transfer of all Assets, Subsidiaries and Liabilities contemplated to be transferred pursuant to this Article II; provided, however, that none of Wilbert (or any of the Wilbert Subsidiaries) or Funeral Services (or any of the Funeral Services Subsidiaries) shall be obligated to pay any consideration or offer or grant any financial accommodation or concession in connection therewith. Anything contained herein to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign any Contract or Permit if an assignment or attempted assignment of the same without the Consent of any other party or parties thereto or other required Consent would constitute a breach thereof or of any applicable law or in any way impair the rights of any member of the Wilbert Group or the Funeral Services Group thereunder. If any such Consent is not obtained or if an attempted assignment would be ineffective or would impair any rights of any member of either Group under any such Contract or Permit so that the contemplated assignee hereunder (the "Recipient Party") would not receive all such rights, then after the Time of Distribution (x) the party contemplated hereunder to assign such Contract or Permit (the "Assigning Party") will use commercially reasonable efforts (it being understood that such efforts shall not include any requirement of the Assigning Party to pay any consideration or offer or grant any financial accommodation or concession) to provide or cause to be provided to the Recipient Party the benefits of any such Contract or Permit and the Assigning Party will promptly pay or cause to be paid to the Recipient Party when received all moneys and properties received by the Assigning Party with respect to any such Contract or Permit and (y) the Recipient Party will pay, perform and discharge on behalf of the Assigning Party all of the Assigning Party's Liabilities thereunder in a timely manner and in accordance with the terms thereof. If and when such Consents are obtained, the transfer of the applicable Contract or Permit shall be effected as promptly following the Time of Distribution as shall be practicable in accordance with the terms of this Agreement. To the extent that any transfers and assumptions contemplated by this Article II shall not have been consummated on or prior to the Time of Distribution, the parties shall cooperate to effect such transfers as promptly following the Time of Distribution as shall be practicable, it nonetheless being agreed and understood by the parties that no party shall be liable in any manner to any other party for any failure of any of the transfers contemplated by this Article II to be consummated prior to the Time of Distribution and it being understood that such efforts shall not include any requirement of the Assigning Party to pay any consideration or offer or grant any financial accommodation or concession.

ARTICLE III
THE DISTRIBUTION

SECTION 3.1 The Distribution.

(a) Wilbert will issue certificates or make book-entry credits on the Distribution Date or as soon thereafter as practicable for each holder of record of Wilbert Common Stock as of the Record Date, or the designated transferee or transferees of such holder, for a number of shares of Funeral Services Common Stock (rounded down to the nearest whole share) equal to the number of shares of Wilbert Common Stock so held by such holder of record as of the Record Date (excluding treasury shares held by Wilbert). The Distribution will be effective as of the Time of Distribution. The Wilbert Board will in its discretion establish all appropriate procedures in connection with the Separation and Distribution.

(b) Funeral Services will provide to Wilbert all information (including information necessary to make appropriate book-entry credits) and share certificates, in each case, as may be required in order to complete the Distribution on the basis of one share of Funeral Services Common Stock for every share of Wilbert Common Stock (excluding treasury shares held by Wilbert).

SECTION 3.2 Fractional Shares. Anything contained herein to the contrary notwithstanding, no fractional shares of Funeral Services Common Stock will be distributed to holders of Wilbert Common Stock in the Distribution.

SECTION 3.3 Information Statement. Prior to the Distribution, Wilbert and Funeral Services will prepare the Information Statement which will include appropriate disclosure concerning Funeral Services, its business, operations and management, the Separation and such other matters as Wilbert and Funeral Services may determine and such other matters as may be required by law. Promptly after completion of the Information Statement and prior to the Distribution, Wilbert will mail to the holders of Wilbert Common Stock the Information Statement. Wilbert and Funeral Services will take all such actions as may be necessary or appropriate under federal securities laws, the securities or "blue sky" laws of the states or other political subdivisions of the United States and the securities laws of any applicable foreign countries or other political subdivisions thereof in connection with the transactions contemplated by this Agreement.

SECTION 3.4 Conditions to the Distribution. Notwithstanding anything to the contrary contained herein, in no event will the Separation and Distribution occur prior to such time as each of the following conditions shall have been satisfied or shall have been waived by Wilbert in accordance with Section 3.5:

(a) no governmental authority or court prohibits the Separation or makes the Separation illegal;

(b) any necessary actions and filings with regard to federal and state securities laws have been taken and, where applicable, have become effective or been accepted;

(c) the Separation Agreement, Tax Matters Agreement, Employee Matters Agreement, the Supply Agreement, Transition Services Agreement and certain other agreements between the companies have been executed and delivered by the parties thereto;

(d) Wilbert has received an opinion of Neal, Gerber & Eisenberg LLP to the effect that, for U.S. federal income tax purposes, except for the accelerated taxation of certain deferred intercompany transactions, the distribution of Funeral Services common stock will generally qualify as a tax-free distribution under Section 355 of the Code;

(e) the Wilbert Board is reasonably satisfied that, following the Separation, each of Wilbert and Funeral Services will be solvent;

(f) all necessary consents of third parties to the transfers of Assets and Liabilities which are required to effect this Agreement have been obtained and are in effect;

(g) the Funeral Services Articles of Incorporation and Funeral Services By-laws have been adopted and are in effect;

(h) the transfers of Assets and Liabilities as set forth herein have occurred;

(i) F. Coll Bowen, III, Steven M. Bush, Paul E. Cooper, James D. Henery, Charles P. Morley, and John B. Williams have resigned as directors of Wilbert;

(j) each of the Wilbert Group and the Funeral Services Group shall have entered into arrangements to refinance its share of the indebtedness under the Existing Credit Agreement upon terms satisfactory to it; and

(k) the arrangements described on Schedule 3.4(k) regarding the Phantom Plans have been entered into.

provided, that the satisfaction of such conditions will not create any obligation on the part of Wilbert to effect or seek to effect the Separation or in any way limit Wilbert's right to terminate this Agreement set forth in Section 7.12 or alter the consequences of any such termination from those specified in Section 7.12.

SECTION 3.5 **Waiver of Conditions.** Any or all of the conditions set forth in Section 3.4 may be waived, in whole or in part, in the sole discretion of Wilbert. The conditions set forth in Section 3.4 are for the sole benefit of Wilbert and shall not give rise to or create any duty on the part of Wilbert to waive or not waive any such conditions.

ARTICLE IV
INDEMNIFICATION; EXPENSES

SECTION 4.1 **Indemnification by Wilbert.** Subject to the provisions of this Article IV, Wilbert shall indemnify, defend and hold harmless the Funeral Services Indemnitees from and against, and pay or reimburse, as the case may be, the Funeral Services Indemnitees for, all Indemnifiable Losses, as incurred, suffered by any Funeral Services Indemnitee to the extent based upon, arising out of or relating to the following:

(a) the Wilbert Liabilities (including the failure by Wilbert or any other member of the Wilbert Group to pay, perform or otherwise discharge the Wilbert Liabilities in accordance with their terms), whether such Indemnifiable Losses are based upon, arise out of or relate to events, occurrences, actions, omissions, facts, circumstances or conditions occurring, existing or asserted before, at or after the Time of Distribution;

(b) the breach by any member of the Wilbert Group of any agreement or covenant contained in a Transaction Agreement which does not by its express terms expire at the Time of Distribution;

(c) the Wilbert Litigation Matters; and

(d) the enforcement by the Funeral Services Indemnitees of their rights to be indemnified, defended and held harmless under this Section 4.1.

SECTION 4.2 Indemnification by Funeral Services. Subject to the provisions of this Article IV, Funeral Services shall indemnify, defend and hold harmless the Wilbert Indemnitees from and against, and pay or reimburse, as the case may be, the Wilbert Indemnitees for, all Indemnifiable Losses, as incurred, suffered by any Wilbert Indemnitee to the extent based upon, arising out of or relating to the following:

(a) the Funeral Services Liabilities (including the failure by Funeral Services or any other member of the Funeral Services Group to pay, perform or otherwise discharge the Funeral Services Liabilities in accordance with their terms), whether such Indemnifiable Losses are based upon, arise out of or relate to events, occurrences, actions, omissions, facts, circumstances or conditions occurring, existing or asserted before, at or after the Time of Distribution;

(b) the breach by any member of the Funeral Services Group of any agreement or covenant contained in a Transaction Agreement which does not by its express terms expire at the Time of Distribution;

(c) the Funeral Services Litigation Matters; and

(d) the enforcement by the Wilbert Indemnitees of their rights to be indemnified, defended and held harmless under this Section 4.2.

SECTION 4.3 Limitations on Indemnification Obligations.

(a) The amount which any party (an "Indemnifying Party") is or may be required to pay to an Indemnitee in respect of Indemnifiable Losses or other Liability for which indemnification is provided under this Agreement shall be reduced by any amounts actually received (including Insurance Proceeds actually received) by or on behalf of such Indemnitee (net of increased insurance premiums and charges related directly and solely to the related Indemnifiable Losses and costs and expenses (including reasonable legal fees and expenses) incurred by such Indemnitee in connection with seeking to collect and collecting such amounts) in respect of such Indemnifiable Losses or other Liability (such net amounts are referred to herein as "Indemnity Reduction Amounts"). If any Indemnitee receives any Indemnity Reduction Amounts in respect of an Indemnifiable Loss for which indemnification is provided under this Agreement after the full amount of such Indemnifiable Loss has been paid by an Indemnifying Party or after an Indemnifying Party has made a partial payment of such Indemnifiable Loss and such Indemnity Reduction Amounts exceed the remaining unpaid balance of such Indemnifiable

Loss, then the Indemnitee shall promptly remit to the Indemnifying Party an amount equal to the excess (if any) of (A) the amount theretofore paid by the Indemnifying Party in respect of such Indemnifiable Loss, less (B) the amount of the indemnity payment that would have been due if such Indemnity Reduction Amounts in respect thereof had been received before the indemnity payment was made. An insurer or other third party who would otherwise be obligated to pay any claim shall not be relieved of the responsibility with respect thereto or, solely by virtue of the indemnification provisions hereof, have any subrogation rights with respect thereto, it being expressly understood and agreed that no insurer or any other third party shall be entitled to any benefit they would not be entitled to receive in the absence of the indemnification provisions hereof.

(b) In determining the amount of any Indemnifiable Losses, such amount shall be (i) reduced to take into account any net Tax benefit realized by the Indemnitee arising from the incurrence or payment by the Indemnitee of such Indemnifiable Losses and (ii) increased to take into account any net Tax cost incurred by the Indemnitee as a result of the receipt or accrual of payments hereunder (grossed-up for such increase), in each case determined by treating the Indemnitee as recognizing all other items of income, gain, loss, deduction or credit before recognizing any item arising from such Indemnifiable Losses. It is the intention of the parties that indemnity payments made pursuant to this Agreement are to be treated as relating back to the Distribution as an adjustment to capital (i.e., capital contribution or distribution), and the parties shall not take any position inconsistent with such intention before any Tax Authority (as defined in the Tax Matters Agreement), except to the extent that a final determination (as defined in Section 1313 of the Code) with respect to the recipient party causes any such payment not to be so treated.

SECTION 4.4 Procedures Relating to Indemnification.

(a) If a claim or demand is made against an Indemnitee, or an Indemnitee shall otherwise learn of an assertion, by any Person who is not a party to this Agreement (or an Affiliate thereof) as to which an Indemnifying Party may be obligated to provide indemnification pursuant to this Agreement (a "Third Party Claim"), such Indemnitee will notify the Indemnifying Party in writing, and in reasonable detail, of the Third Party Claim reasonably promptly after becoming aware of such Third Party Claim; provided, however, that failure to give such notification will not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure. Thereafter, the Indemnitee will deliver to the Indemnifying Party, promptly after the Indemnitee's receipt thereof, copies of all material notices and documents (including court papers) received or transmitted by the Indemnitee relating to the Third Party Claim.

(b) If a Third Party Claim is made against an Indemnitee, the Indemnifying Party will be entitled to participate in or to assume the defense thereof (in either case, at the expense of the Indemnifying Party) with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnitee. Should the Indemnifying Party so elect to assume the defense of a Third Party Claim, the Indemnifying Party will not be liable to the Indemnitee for any legal or other expenses subsequently incurred by the Indemnitee in connection with the defense thereof; provided, that if a conflict of interest exists in respect of such claim or if the Indemnifying Party shall have assumed responsibility for such claim with any reservations or exceptions, such Indemnitee will have the right to employ separate counsel reasonably satisfactory to the Indemnifying Party to represent such Indemnitee and in that event the reasonable fees and expenses of such separate counsel (but not more than one separate counsel for all Indemnitees similarly situated) shall be paid by such Indemnifying Party. If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnitee will have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party, it being understood that the Indemnifying Party will control such defense. The Indemnifying Party will be liable for the fees and expenses of counsel employed by the Indemnitee for any period during which the Indemnifying Party has failed to assume the defense thereof. If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnifying Party will promptly supply to the Indemnitee copies of all material correspondence and documents relating to or in connection with such Third Party Claim and keep the Indemnitee fully informed of all material developments relating to or in connection with such Third Party Claim (including providing to the Indemnitee on reasonable request updates and summaries as to the status thereof). If the Indemnifying Party chooses to defend a Third Party Claim, the parties hereto will cooperate in the defense thereof (such cooperation to be at the expense, including reasonable legal fees and expenses, of the Indemnifying Party), which cooperation shall include the retention in accordance with this Agreement and (upon the Indemnifying Party's request) the provision to the Indemnifying Party of records and information which are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(c) No Indemnifying Party will consent to any settlement, compromise or discharge (including the consent to entry of any judgment) of any Third Party Claim without the Indemnitee's prior written consent (which consent will not be unreasonably withheld); provided, that if the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnitee will agree to any settlement, compromise or discharge of such Third Party Claim which the Indemnifying Party may recommend and which by its terms obligates the Indemnifying Party to pay the full amount of Indemnifiable Losses in connection with such Third Party Claim and unconditionally and irrevocably releases the Indemnitee and its Affiliates completely from all Liability in connection with such Third Party Claim; provided, however, that the Indemnitee may refuse to agree to any such settlement, compromise or discharge (x) that provides for injunctive or other nonmonetary relief affecting the Indemnitee or any of its Affiliates or (y) that, in the reasonable opinion of the Indemnitee, would otherwise materially adversely affect the Indemnitee or any of its Affiliates. Whether or not the Indemnifying Party shall have assumed the defense of a Third Party Claim, the Indemnitee will not (unless required by law) admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the Indemnifying Party's prior written consent (which consent will not be unreasonably withheld).

(d) Any claim on account of Indemnifiable Losses which does not involve a Third Party Claim will be asserted by reasonably prompt written notice given by the Indemnitee to the Indemnifying Party from whom such indemnification is sought. The failure by any Indemnitee so to notify the Indemnifying Party will not relieve the Indemnifying Party from any liability which it may have to such Indemnitee under this Agreement, except to the extent that the Indemnifying Party shall have been actually prejudiced by such failure.

(e) In the event of payment in full by an Indemnifying Party to any Indemnitee in connection with any Third Party Claim, such Indemnifying Party will be subrogated to and shall stand in the place of such Indemnitee as to any events or circumstances in respect of which such Indemnitee may have any right or claim relating to such Third Party Claim against any claimant or plaintiff asserting such Third Party Claim or against any other Person. Such Indemnitee will cooperate with such Indemnifying Party in a reasonable manner, and at the cost and expense of such Indemnifying Party, in prosecuting any subrogated right or claim.

(f) Notwithstanding the foregoing, except as may be otherwise agreed by Funeral Services and Wilbert, Funeral Services and Wilbert will jointly control Third Party Claims commenced against any member of the Wilbert Group, any member of the Funeral Services Group or members of both Groups if members of both Groups could be liable under this Article IV with respect thereto.

SECTION 4.5 Indemnification of Officers and Directors. For a period of six years from the Distribution Date, the Amended and Restated Articles of Incorporation and Amended and Restated Bylaws of Wilbert shall contain provisions no less favorable with respect to indemnification than are set forth in the Amended and Restated Articles of Incorporation and Amended and Restated Bylaws of Wilbert immediately prior to the Time of Distribution, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Time of Distribution in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Time of Distribution, were directors, officers, employees, fiduciaries or agents of Wilbert or any of its Subsidiaries, unless such modification shall be required by Law and then only to the minimum extent required by Law.

SECTION 4.6 Indemnification under Tax Matters Agreement. Notwithstanding anything in this Agreement to the contrary, indemnification in respect of Tax Matters will be governed exclusively by the Tax Matters Agreement.

SECTION 4.7 Expenses.

(a) Except as otherwise set forth in any Transaction Agreement, 50% of the Transaction Costs will be charged to and paid by Wilbert and 50% of the Transaction Costs will be charged to and paid by Funeral Services.

(b) Within ten days after the Distribution Date, Funeral Services will reimburse Wilbert for any amounts in respect of the Transaction Costs paid by Wilbert or any of its Subsidiaries (including members of the Funeral Services Group) before or at the Time of Distribution exceeding 50% of the total Transaction Costs; Wilbert shall notify Funeral Services in writing of the amount of any such expenses within five days after the Distribution Date. From time to time thereafter, promptly after Wilbert's request therefor, and in any event within ten days after any such request, Funeral Services will reimburse Wilbert for 50% of all Transaction Costs (other than those taken into account pursuant to the preceding sentence) paid by Wilbert or any of its Subsidiaries before, at or after the Time of Distribution. Wilbert will, at the request of Funeral Services, provide Funeral Services with appropriate documentation to support Funeral Services Expenses required to be reimbursed to Wilbert pursuant to this Section 4.7(b).

(c) Except as otherwise set forth in any Transaction Agreement, and subject in all events to the provisions of Section 4.7(a), all out-of-pocket costs and expenses incurred following the Time of Distribution in connection with implementation of the transactions contemplated by the Transaction Agreements will be charged to and paid by the party for whose benefit the expenses are incurred, with any out-of-pocket expenses which cannot be allocated on such basis to be split 50% to Wilbert and 50% to Funeral Services.

SECTION 4.8 Notice to Third Parties; Service of Process; Cooperation.

(a) Wilbert shall cause the members of the Funeral Services Group and the members of the Wilbert Group to promptly notify their respective agents for service of process and all other necessary parties, including, without limitation, plaintiffs and courts, of the Separation and shall provide instructions for proper service of legal process and other documents.

(b) Wilbert and Funeral Services shall, and shall cause the members of their respective Groups to, use their reasonable best efforts to deliver to each other any legal process or other documents incorrectly served upon them or their agents as soon as possible following receipt.

ARTICLE V
CERTAIN OTHER MATTERS

SECTION 5.1 Insurance.

(a) Coverage. Subject to the provisions of this Section 5.1, coverage of Funeral Services, as an insured, additional insured or otherwise, under each Policy existing on the date hereof shall cease as of November 21, 2009 or the expiration or cancellation date of such Policy, whichever date is earlier ("Insurance Expiration Date"). From and after the Insurance Expiration Date for a Policy, Funeral Services agrees to make no claims for coverage under such Policy except as set forth below, and will be responsible for obtaining and maintaining all insurance coverages of the type covered by such Policy in its own right.

(b) Rights Under Shared Policies. From and after the Insurance Expiration Date with respect to a Policy, Funeral Services will have no rights with respect to such Policy, except that:

(i) Occurrence Based Policies. If such Policy is with one or more third-party insurers and is an "occurrence based" insurance policy ("Occurrence Based Policies"), Funeral Services will have the right to assert claims (and Wilbert will use commercially reasonable efforts to assist Funeral Services in asserting claims) for any loss, liability or damage with respect to Funeral Services Assets or Funeral Services Liabilities arising out of insured incidents occurring from the date known coverage thereunder first commenced until such Insurance Expiration Date to the extent that the terms and conditions of such Policy so allow, and

(ii) Claims Made Policies. If such Policy is with one or more third-party insurers and is written on a "claims made" basis ("Claims Made Policies"), Funeral Services will have the right to continue to make and prosecute claims with respect to Funeral Services Assets or Funeral Services Liabilities properly asserted during the policy period of such Policy (and Wilbert will use commercially reasonable efforts to assist Funeral Services in connection therewith), to the extent that the terms and conditions of such Policy so allow,

provided, however, that in the case of both clauses (i) and (ii) above:

(A) All of Wilbert's and each Wilbert Subsidiary's reasonable out-of-pocket costs and expenses incurred in connection with the foregoing are promptly paid by Funeral Services;

(B) Wilbert and the Wilbert Subsidiaries may, at any time, without liability or obligation to Funeral Services, amend, commute, terminate, buy-out, extinguish liability under or otherwise modify any Occurrence Based Policy or Claims Made Policy (and such claims shall be subject to any such amendments, commutations, terminations, buy-outs, extinguishments and modifications), and Funeral Services shall provide such information and assistance as is reasonably requested by Wilbert in connection with such amendment, commutation, buy-out or other settlement of such Policy, provided however that Wilbert will give Funeral Services prior written notice thereof and consult with Funeral Services with respect to such action (it being understood that the decision to take any such action will be in the sole discretion of Wilbert and Funeral Services);

(C) Such claims will be subject to (and recovery thereon will be reduced by the amount of) any applicable deductibles, retentions, self-insurance provisions or other amounts due the insurer as a result of such claims and such amounts due to the insurer will be borne or paid, as the case may be, solely by Funeral Services;

(D) Such claims will be subject to (and recovery thereon will be reduced by the amount of) any payment or reimbursement obligations of Wilbert, any Wilbert Subsidiary or any Affiliate of Wilbert or any Wilbert Subsidiary in respect thereof;

(E) Such claims will be subject to exhaustion of existing aggregate limits and claims but Wilbert or other insureds may exhaust the Policies before claims by Funeral Services are paid in whole or in part; and

(F) None of Wilbert or the Wilbert Subsidiaries will bear any Liability for the failure of an insurer to pay any claim under any Policy.

(iv) Workers Compensation Policies: From and after the Insurance Expiration Date, Funeral Services shall be responsible for obtaining its own Workers Compensation and Employers Liability coverage as required by state laws. For all Workers Compensation claims pending at the Time of Distribution and thereafter, Funeral Services will be responsible for paying all premiums or other claims related expenses for claims brought by its own employees.

(c) Administration. From and after the Time of Distribution: Wilbert or a Wilbert Subsidiary, as appropriate, will be responsible for the Claims Administration with respect to claims of Wilbert and the Wilbert Subsidiaries under Policies; and Funeral Services will be responsible for the Claims Administration with respect to claims of Funeral Services under the Policies. Notwithstanding the foregoing, Funeral Services will provide prompt notice to Wilbert of the assertion of any claims under the shared Policies and allow Wilbert, at its own cost and expense, reasonable access to books and records relating to any such claims asserted under the shared Policies.

(d) Insurance Premiums. From and after the Time of Distribution, Wilbert will pay all premiums as required under the terms and conditions of the respective Policies in respect of periods prior to the Insurance Expiration Date (subject to reimbursement for a portion of such premiums that was made by Funeral Services prior to the date hereof); and Funeral Services will pay all premiums for its own Policies thereafter.

SECTION 5.2 Exclusive Supply Agreement and Warehousing Agreement. Prior to the Time of Distribution, Funeral Services will have entered into a manufacturing and supply agreement with Wilbert for the purchase of its requirements of plastic burial and urn vault liners, manufactured pursuant to Funeral Services specifications and Funeral Service and Wilbert will have entered into a certain warehousing agreement governing Funeral Services' storage of such liners at warehousing facilities leased by Wilbert.

SECTION 5.3 <u>Lease</u>. Prior to the Time of Distribution, Funeral Services and Wilbert will have entered into a lease pursuant to which Funeral Services leases to Wilbert a portion of the Broadview Facility; such Agreement shall be in form approved by the Parties.

SECTION 5.4 <u>Non-Solicitation.</u>

(a) For a period of one (1) year following the Time of Distribution, Funeral Services will not, directly or indirectly, solicit for employment or employ any person who was employed by the Wilbert Group at any time within the twelve (12) months prior to the Time of Distribution (other than the employees listed on Exhibit A of the Employee Matters Agreement) without the express written consent of Wilbert.

(b) For a period of one (1) year following the Time of Distribution, Wilbert will not, directly or indirectly, solicit for employment or employ any person who was employed by the Funeral Services Group at any time within the twelve (12) months prior to the Time of Distribution without the express written consent of Funeral Services.

SECTION 5.5 <u>Common Share Exchange Agreements.</u> Wilbert will, at Funeral Services' request and cost and for Funeral Services' benefit, enforce Wilbert's rights, if any, under any "Common Share Exchange Agreement" with respect to Funeral Services Common Stock and Funeral Services will perform the obligations, if any, thereunder relating to Funeral Services Common Stock.

ARTICLE VI
ACCESS TO INFORMATION

SECTION 6.1 <u>Provision of Corporate Records.</u>

(a) Prior to or as promptly as practicable after the Time of Distribution, Wilbert shall deliver to Funeral Services all minute books and other records of meetings of the Board of Directors, committees of the Board of Directors and stockholders of the Funeral Services Group and all corporate books and records of the Funeral Services Group in its possession, including, in each case, all active agreements and active litigation files. From and after the Time of Distribution, all such books and records shall be the property of Funeral Services. Prior to or as promptly as practicable after the Time of Distribution, Funeral Services shall deliver to Wilbert all corporate books and records of the Wilbert Group in Funeral Services' possession (other than the books and records described in the first sentence of this <u>Section 6.1</u>), including, in each case, all active agreements and active litigation files. From and after the Time of Distribution, all such books and records shall be the property of Wilbert.

SECTION 6.2 <u>Access to Information.</u>

(a) From and after the Time of Distribution, Wilbert will, and will cause each Wilbert Subsidiary to, afford to Funeral Services and its Representatives (at Funeral Services' expense) reasonable access and duplicating rights during normal business hours and upon reasonable advance notice to all Information within the Wilbert Group's possession or control relating to Funeral Services, any Funeral Services Asset, any Funeral Services Liability or the Funeral Services Business, insofar as such access is reasonably required by Funeral Services subject to the provisions below regarding Privileged Information.

(b) From and after the Time of Distribution, Funeral Services will afford to Wilbert and its Representatives (at Wilbert's expense) reasonable access and duplicating rights during normal business hours and upon reasonable advance notice to all Information within the Funeral Services Group's possession or control relating to Wilbert, any Wilbert Subsidiary, any Wilbert Asset, any Wilbert Liability or the Wilbert Business, insofar as such access is reasonably required by Wilbert or any Wilbert Subsidiary, subject to the provisions below regarding Privileged Information.

(c) Without limiting the foregoing, Information may be requested under this Article VI for audit, accounting, claims, litigation, insurance, environmental and safety and Tax purposes, as well as for purposes of fulfilling disclosure and reporting obligations and for performing this Agreement and the transactions contemplated hereby.

SECTION 6.3 **Production of Witnesses.** Subject to Section 6.2, after the Time of Distribution, each of Wilbert and Funeral Services will, and will cause each member of the Wilbert Group and the Funeral Services Group, respectively, to, make available to the other party and members of such other party's Group, upon written request and at the cost and expense of the party so requesting, its directors, officers, employees and agents as witnesses to the extent that any such Person may reasonably be required (giving consideration to business demands of such directors, officers, employees and agents) in connection with any Actions, administrative or other proceedings in which the requesting party may from time to time be involved and relating to the business of either Group or relating to or arising in connection with the relationship between the Groups on or prior to the Time of Distribution, provided that the same shall not unreasonably interfere with the conduct of business by the Group of which the request is made.

SECTION 6.4 **Retention of Records.** Except as otherwise required by law or agreed to by the parties in writing, if any Information relating to the pre-Distribution business, Assets or Liabilities of a member of a Group is retained by a member of the other Group, each of Wilbert and Funeral Services will, and will cause the members of the Group of which it is a member to, retain for the period required by the applicable Wilbert records retention policy in effect immediately prior to the Time of Distribution all such Information in such Group's possession or under its control. In addition, if, prior to the scheduled date for destruction or disposal of such Information under the applicable Wilbert records retention policy, Wilbert or Funeral Services, on behalf of any member of its Group, requests in writing that any of the Information scheduled to be destroyed or disposed of be delivered to such requesting party, the party whose Group is scheduled to destroy or dispose of such Information will arrange for the delivery of the requested Information to a location specified by, and at the expense of, the requesting party, at or about the time such Information would have otherwise been destroyed or disposed of.

SECTION 6.5 **Confidentiality.** Subject to the provisions of Section 6.6, which shall govern Privileged Information, from and after the Time of Distribution, each of Wilbert and Funeral Services shall hold, and shall cause members of its Group and its and their Affiliates and Representatives to hold, in strict confidence all Information concerning the other party's Group in its possession or control or known to it prior to the Time of Distribution or furnished to it by such other party's Group pursuant to the Transaction Agreements or the transactions contemplated thereby and will not release or disclose such Information to any other Person, except members of its Group and its and their Representatives, who will be bound by the provisions of this Section 6.5; provided, however, that any member of the Wilbert Group or the Funeral Services Group may disclose such Information to the extent that (a) disclosure is compelled by judicial or administrative process or, in the opinion of such Person's counsel, by other requirements of law (in which case the party required to make such disclosure will notify the other party as soon as practicable of such obligation or requirement and cooperate with the other party (at the expense of the other party) to limit the Information required to be disclosed and to obtain a protective order or other appropriate remedy with respect to the Information ultimately disclosed) or (b) such Person can show that such Information was (i) available to such Person on a nonconfidential basis (other than from a member of the other party's Group) prior to its disclosure to such Person, (ii) in the public domain through no fault of such Person, another member of such Person's Group or its and their Affiliates and Representatives or (iii) lawfully acquired by such Person from another source after the time that it was furnished to such Person by the other party's Group, and not acquired from such source subject to any confidentiality obligation on the part of such source known to the acquiror, or on the part of the acquiror. Each party acknowledges that it will be liable for any breach of this Section 6.5 by its Affiliates, Representatives and Subsidiaries. In addition, each of Wilbert and Funeral Services will exercise the same care with regard to the Information of the other or the other's Group members as it takes to preserve confidentiality for its own similar Information, but in no event less than a reasonable degree of care.

SECTION 6.6 **Privileged Matters.** Wilbert and Funeral Services recognize that legal and other advice provided prior to the Time of Distribution was rendered for the benefit of each of them, with the result that each of them should be deemed to be the client for purposes of asserting all Privileges. To allocate the interests of each Party in the Privileged Information, the Parties agree that:

(a) Wilbert shall be entitled, in perpetuity to control the assertion or waiver of all Privileges in connection with Privileged Information that relates solely to the Plastics Business, whether or not the Privileged Information is in the possession of or under the control of Wilbert or Funeral Services. Wilbert shall also be entitled, in perpetuity, to control the assertion or waiver of all Privileges in connection with Privileged Information that relates solely to the subject matter of any claims for or in respect of Wilbert Liabilities, now pending or which may be asserted in the future, in any lawsuits or other proceedings initiated against or by Wilbert, whether or not the Privileged Information is in the possession or under the control of Wilbert or Funeral Services.

(b) Funeral Services shall be entitled, in perpetuity, to control the assertion or waiver of all Privileges in connection with Privileged Information that relates solely to the Funeral Services Business, whether or not the Privileged Information is in the possession or under the control of Funeral Services or Wilbert. Funeral Services shall also be entitled, in perpetuity, to control the assertion or waiver of all Privileges in connection with Privileged Information that relates solely to the subject matter of any claims for or in respect of Funeral Services Liabilities, now pending or which may be asserted in the future, in any lawsuits or other proceedings initiated against or by Funeral Services, whether or not the Privileged Information is in the possession or under the control of Funeral Services or Wilbert.

(c) Wilbert and Funeral Services shall have a shared Privilege, with equal right to assert or waive, subject to the restrictions in this Section 6.6, with respect to all Privileges not otherwise allocated pursuant to this Section 6.6. All Privileges relating to any claims, proceedings, litigation, disputes, or other matters that involve both Wilbert and Funeral Services or in respect of which both Wilbert and Funeral Services retain any responsibility or liability under this Agreement, shall be subject to a shared Privilege.

(d) Neither Party may waive any Privilege that could be asserted under any applicable law and in which the other Party has a shared Privilege, without the consent of such other Party, except to the extent reasonably required in connection with any litigation with third parties or as provided in subsection (e) below. Consent shall be in writing, or shall be deemed to be granted unless written objection is made within twenty (20) days after notice is given to the other Party requesting such consent.

(e) In the event of any litigation or dispute between Wilbert and Funeral Services (and/or any of their respective Subsidiaries or Affiliates), either Party may waive a Privilege in which the other Party has a shared Privilege without obtaining the consent of such other Party, provided that such waiver of a shared Privilege shall be effective only as to the use of Information with respect to that litigation or dispute, and shall not operate as a waiver of the shared Privilege with respect to third parties.

(f) If a dispute arises between Wilbert and Funeral Services regarding whether a Privilege should be waived to protect or advance the interest of one of them, each agrees that it shall negotiate in good faith, shall endeavor to minimize any prejudice to the rights of the other, and shall not unreasonably withhold consent to any request for waiver by the other. Each of Wilbert and Funeral Services specifically agrees that it will not withhold consent to waiver for any purpose except to protect its own legitimate interests.

(g) Upon receipt by either Wilbert or Funeral Services or any of their respective Subsidiaries or Affiliates of any subpoena, discovery or other request which arguably calls for the production or disclosure of Information subject to a shared Privilege or as to which either of them has the sole right hereunder to assert a Privilege, or if either of them obtains knowledge that any of its current or former directors, officers, agents or employees of any thereof has received any subpoena, discovery or other requests which arguably calls for the production or disclosure of such Privileged Information, such Party shall promptly notify the other Party of the existence of the request and shall provide it a reasonable opportunity to review the Information and to assert any rights it may have under this Section 6.6 or otherwise to prevent the production or disclosure of such Privileged Information.

(h) The transfer of or retention of books and records or any portion of any of the foregoing or of any other Information between Wilbert and Funeral Services (and/or their respective Subsidiaries), is made in reliance on the agreement of Wilbert and Funeral Services, as set forth in Section 6.5 and this Section 6.6, to maintain the confidentiality of Privileged Information and to assert and maintain all applicable Privileges. The access to information being granted pursuant to Sections 6.1 and 6.2 hereof, the agreement to provide witnesses and other assistance pursuant to Section 6.3 hereof and the transfer of Privileged Information between Wilbert and Funeral Services (and/or their respective Subsidiaries) pursuant to this Agreement shall not be deemed a waiver of any Privilege that has been or may be asserted under this Agreement or otherwise.

ARTICLE VII
MISCELLANEOUS

SECTION 7.1 **Entire Agreement; Construction.** The Transaction Agreements, including any annexes, schedules and exhibits hereto or thereto, and other agreements and documents referred to herein or therein, will, together with this agreement, constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and will supersede all prior negotiations, agreements and understandings of the parties of any nature, whether oral or written, with respect to such subject matter. Notwithstanding any other provisions in the Transaction Agreements to the contrary, (i) in the event and to the extent that there is a conflict between the provisions of this Agreement and the provisions of the Employee Matters Agreement or the Tax Matters Agreement, the provisions of the Employee Matters Agreement or the Tax Matters Agreement, as appropriate, will control and (ii) in the event and to the extent that there is a conflict between the provisions of this Agreement and the provisions of any Conveyance and Assumption Instruments, the provisions of this Agreement will control.

SECTION 7.2 **Survival of Agreements.** Except as otherwise contemplated by this Agreement, all covenants and agreements of the parties contained in the Transaction Agreements will remain in full force and effect and survive the Time of Distribution.

SECTION 7.3 **Governing Law.** This Agreement will be governed by and construed in accordance with the internal laws of the State of Illinois applicable to contracts made and to be performed entirely within such State, without regard to the conflicts of law principles of such State.

SECTION 7.4 **Notices.** All notices, requests, claims, demands and other communications required or permitted to be given hereunder will be in writing and will be delivered by hand or telecopied, e-mailed or sent, postage prepaid, by registered, certified or express mail or reputable overnight courier service and will be deemed given when so delivered by hand or telecopied, when e-mail confirmation is received if delivered by e-mail, or three Business Days after being so mailed (one Business Day in the case of express mail or overnight courier service). All such notices, requests, claims, demands and other communications will be addressed as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to Wilbert:

Wilbert, Inc.
2913 Gardner Road
Broadview, IL 60155

Attention: Greg M. Botner
Telecopy: (708) 865-1646
E-mail: gbotner@wilbertinc.com

If to Funeral Services:

Wilbert Funeral Services, Inc.
2913 Gardner Road
Broadview, IL 60155

Attention: W. Anthony Colson
Telecopy: (708) 865-1646
E-mail: tcolson@wilbertonline.com

SECTION 7.5 **Dispute Resolution.** Except as otherwise expressly provided in this Agreement, any dispute between the Parties, either with respect to the interpretation of any provision of this Agreement or with respect to the performance by the Parties, shall be resolved as provided in this Section 7.5.

(a) Arbitration: If the Parties are unable to resolve a dispute under this Agreement, and if such dispute is not subject to Section 7.5(b) of this Agreement, then such dispute shall be submitted to mandatory and binding arbitration at the election of either Party (the **"Disputing Party"**) pursuant to the following conditions:

(i) Selection of Arbitrator; Costs: The Disputing Party shall notify the American Arbitration Association and the other Party in writing describing in reasonable detail the nature of the dispute (the "Dispute Notice"), and shall request that the American Arbitration Association furnish a list of five possible arbitrators who shall have at least five years experience. Each party shall have 15 days to reject two of the proposed arbitrators. If only one individual has not been so rejected, he or she shall serve as arbitrator; if two or more individuals have not been so rejected, the American Arbitration Association shall select the arbitrator from those individuals. Subject to the terms of Section 7.5(a)(vii) below, each Party shall bear its own expenses in connection with such arbitration proceeding; provided that the Parties shall share equally in the costs and fees of the arbitrator.

(ii) Conduct of Arbitration: The arbitrator shall allow reasonable discovery, to the extent consistent with the purpose of the arbitration. The arbitrator shall have no power or authority to amend or disregard any provision of this Section 7.5(a). The arbitration hearing shall be commenced promptly and conducted expeditiously, with each Party being allocated one-half of the time for the presentation of its case. Unless otherwise agreed to by the Parties, an arbitration hearing shall be conducted on consecutive days.

(iii) Replacement of Arbitrator: Should the arbitrator refuse or be unable to proceed with arbitration proceedings as called for by this Section 7.5(a), such arbitrator shall be replaced by an arbitrator selected from the other four arbitrators originally proposed by the American Arbitration Association and not rejected by the Parties, if any, or if there are no remaining proposed arbitrators who have not been rejected, by repeating the process of selection described in Section 7.5(a)(i) above. If an arbitrator is replaced pursuant to this Section 7.5(a)(iii), then a rehearing shall take place in accordance with the provisions of this Section 7.5(a).

(iv) Findings and Conclusions: The arbitrator rendering judgment upon disputes between Parties as provided in this Section 7.5(a) shall, after reaching judgment and award, prepare and distribute to the parties a writing describing the findings of fact and conclusions of law relevant to such judgment and award and containing an opinion setting forth the reasons for the giving or denial of any award. The award of the arbitrator shall be final and binding on the Parties, and judgment thereon may be entered in a court of competent jurisdiction.

(v) Place of Arbitration Hearings: Arbitration hearings hereunder shall be held in Chicago, Illinois, unless the Parties shall otherwise agree.

(vi) Time of the Essence: The arbitrator is instructed that time is of the essence in the arbitration proceeding, and that the arbitrator shall have the right and authority to issue monetary sanctions against either of the Parties if, upon a showing of good cause, that Party is unreasonably delaying the proceeding. The arbitrator shall render his or her judgment or award within 15 days following the conclusion of the hearing and in any event within four months of selection of the arbitrator. Recognizing the express desire of the Parties for an expeditious means of dispute resolution, the arbitrator shall limit or allow the Parties to expand the scope of discovery as may be reasonable under the circumstances.

(vii) Authority of Arbitrator: The arbitrator may, in its discretion, award costs (including the costs of arbitration and reasonable attorneys fees) upon a showing of good cause. The arbitrator further shall not have the authority to award punitive damages, and may not, in any event, make any ruling, finding or award that does not conform to the terms and conditions of this Agreement.

(b) Litigation:

(i) Immediate Injunctive Relief: The Parties agree that the only circumstance in which disputes between them shall not be subject to the provisions of Section 7.5(a) is where a Party makes a good faith determination that a breach of the terms of this

Agreement by the other Party is such that the damages to such Party resulting from the breach will be so immediate, so large or severe, and so incapable of adequate redress after the fact that a temporary restraining order or other immediate injunctive relief is the only adequate remedy. Each Party hereby irrevocably submits to the non-exclusive jurisdiction of the Federal and state courts located in Chicago, Illinois in any action, suit or proceeding arising under this Section 7.5(b)(i), and agrees that any such action, suit or proceeding shall be brought in any such court (and waives any objection based on *forum non conveniens* or any other objection to venue therein), provided, however, that such consent to jurisdiction is solely for the purpose referred to in this Section 7.5(b)(i) and shall not be deemed to be a general submission to the jurisdiction of said courts other than for such purpose.

(c) Continued Performance: Each Party agrees to continue performing its obligations under this Agreement while any dispute is being resolved.

SECTION 7.6 **Amendments.** This Agreement cannot be amended, modified or supplemented except by a written agreement executed by Wilbert and Funeral Services, and the consent of no Person referred to in the proviso in the last sentence of Section 7.10 or any other Person shall be required.

SECTION 7.7 **Assignment.** Except as otherwise provided herein, neither party will convey, assign or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other party in its sole and absolute discretion. Notwithstanding the foregoing, either party may (without obtaining any consent) assign all or any portion of its rights and obligations hereunder to (i) the surviving entity resulting from a merger or consolidation involving such party, (ii) the acquiring entity in a sale or other disposition of all or substantially all of the assets of such party as a whole or of any line of business or division of such party, or (iii) any other Person that is created as a result of a spin-off from, or similar reorganization transaction of, such party or any line of business or division of such party. In the event of an assignment pursuant to (ii) or (iii) above, the nonassigning party shall, at the assigning party's request, use good faith commercially reasonable efforts to enter into separate agreements with each of the resulting entities and take such further actions as may be reasonably required to assure that the rights and obligations under this Agreement are preserved, in the aggregate, and divided equitably between such resulting entities. Any conveyance, assignment or transfer requiring the prior written consent of another party pursuant to this Section 7.7 which is made without such consent will be void ab initio. No assignment of this Agreement will relieve the assigning party of its obligations hereunder.

SECTION 7.8 **Captions.** The article, section and paragraph captions herein and the table of contents hereto are for convenience of reference only, do not constitute part of this Agreement and will not be deemed to limit or otherwise affect any of the provisions hereof. Unless otherwise specified, all references herein to numbered articles or sections are to articles and sections of this Agreement and all references herein to schedules are to schedules to this Agreement.

SECTION 7.9 **Severability.** If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to Persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and will in no way be affected, impaired or invalidated thereby. If the economic or legal substance of the transactions contemplated hereby is affected in any manner adverse to any party as a result thereof, the parties will negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

SECTION 7.10 Parties in Interest. This Agreement is binding upon and is for the benefit of the parties hereto and, subject to Section 7.7, their respective successors and assigns. This Agreement is not made for the benefit of any Person not a party hereto, and no Person other than the parties hereto or, subject to Section 7.7, their respective successors and assigns will acquire or have any benefit, right, remedy or claim under or by reason of this Agreement, provided, however, that the provisions of Sections 4.1 and 4.2 shall inure to the benefit of and shall be enforceable by the Persons referred to therein.

SECTION 7.11 Schedules. All schedules attached hereto are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Capitalized terms used in the schedules hereto but not otherwise defined therein will have the respective meanings assigned to such terms in this Agreement.

SECTION 7.12 Termination. This Agreement may be terminated and the Distribution abandoned at any time prior to the Time of Distribution by and in the sole discretion of the Wilbert Board without the approval of Funeral Services or any other Person. In the event of such termination, neither party will have any liability of any kind to the other party on account of such termination.

SECTION 7.13 Waivers; Remedies. The conditions to Wilbert's obligation to consummate the Separation and Distribution are for the sole benefit of Wilbert and may be waived in writing by Wilbert in whole or in part in Wilbert's sole discretion. No failure or delay on the part of either Wilbert or Funeral Services in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any waiver on the part of either Wilbert or Funeral Services of any right, power or privilege hereunder operate as a waiver of any other right, power or privilege hereunder, nor will any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder. Subject to Section 7.5, the rights and remedies herein provided are the exclusive rights and remedies available to the parties, in law or in equity, in the event of any dispute arising out of this Agreement.

SECTION 7.14 Further Assurances. From time to time after the Time of Separation and Distribution, as and when requested by either party hereto, the other party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such actions as the requesting party may reasonably request to consummate the transactions contemplated by the Transaction.

SECTION 7.15 Counterparts. This Agreement may be executed in separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement. This Agreement may be executed and delivered by telecopier with the same force and effect as if it were a manually executed and delivered counterpart.

SECTION 7.16 Performance. Wilbert will cause to be performed and hereby guarantees the performance of all actions, agreements and obligations set forth herein to be performed by any Wilbert Subsidiary.

SECTION 7.17 Retention of Counsel. To the maximum extent permitted by the applicable rules of professional conduct, the parties hereto agree that attorneys who have worked for Wilbert and its Subsidiaries prior to the Time of Distribution are not conflicted from representing any members of the Wilbert Group or the Funeral Services Group, except to the extent such representation is adverse to a member of the other Group.

SECTION 7.18 **Interpretation.** Any reference herein to any federal, state, local, or foreign law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. For the purposes of this Agreement, (a) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires, (b) the terms "hereof", "herein", and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement and (c) the word "including" and words of similar import when used in this Agreement shall mean "including, without limitation".

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties as of the date first hereinabove written.

WILBERT, INC.

By:________________________
Name: Greg M. Botner
Title: President

WILBERT FUNERAL SERVICES, INC.

By:________________________
Name: W. Anthony Colson
Title: President

WAREHOUSE SPACE AGREEMENT

THIS WAREHOUSE SPACE AGREEMENT (hereinafter referred to as this "Agreement") dated December 27, 2008, is made and entered into on the day and year last below written by and between **Wilbert, Inc.**, an Illinois corporation d/b/a Wilbert Plastic Services (hereinafter referred to as the "Plastics"), and **Wilbert Funeral Services, Inc.**, an Illinois corporation (hereinafter referred to as the "Funeral Services").

RECITALS

WHEREAS, Plastics and Funeral Services previously entered into that certain Manufacturing and Supply Agreement dated December 27, 2008 (hereinafter referred to collectively as the "Supply Agreement"); and

WHEREAS, pursuant to the terms of the Supply Agreement, Plastics manufactures certain Products, as defined in the Supply Agreement, exclusively for Funeral Services for resale to Funeral Services' licensees, as well as warehouses certain Product in White Bear Lake, Minnesota manufacturing facility and in a third party warehouse in Gastonia, North Carolina.

WHEREAS, Funeral Services requires that the Products it purchases from Plastics be stored in warehouse space within and adjacent to Plastics manufacturing facilities until such time as Funeral Services instructs Plastics to ship the products to fill orders from Funeral Services' licensees; and

WHEREAS, Plastics and Funeral Services are desirous of entering into this Agreement for the purpose of formalizing and memorializing the foregoing intentions of the parties regarding the use and occupancy by Funeral Services of the Warehouse Space, and for the purpose of setting forth additional terms and provisions relating thereto.

NOW, THEREFORE, for and in consideration of the covenants and premises herein contained, and other good and valuable consideration in hand received by each party from the other, the receipt, adequacy and sufficiency of which is hereby acknowledged, the parties hereto hereby covenant and agree as follows:

1. AGREEMENT WITH RESPECT TO OCCUPANCY

Plastics hereby agrees to allow Funeral Services to use and occupy the Warehouse Space for the term and for the uses and purposes hereinafter set forth in this Agreement. The term of Funeral Services' use and occupancy for this purpose (hereinafter referred to as the "Term") shall commence as of the Effective Date of the Supply Agreement, and shall Terminate on July 31, 2010, or the last day of any extension of the Lease for the Gastonia, North Carolina Lease term. Prior to or upon termination of the Term, Funeral Services hereby agrees to vacate the Warehouse Space, to remove all of its property therefrom, to relinquish all rights to possession of the Warehouse Space and to return sole possession of the Warehouse Space to Plastics.

2. BASE RENT AND ADDITIONAL RENT

2.1 Upon commencement of the Supply Agreement and for the Term of this Agreement Funeral Services agrees to pay Plastics, without notice, monthly rent as follows:

	Monthly	Annually
Gastonia, NC	$ 8,764.01	$ 105,168.12
White Bear Lake, MN	$ 9,500.00	$ 114,000.00
Total	**$18,264.12**	**$ 219,168.12**

2.2 It is agreed that Funeral Services will pay to Plastics in addition to Base Rent, Additional Rent under this Agreement, for Funeral Services 50.4% Proportionate Share, for expenses shown and depicted on Exhibit "C" which is attached hereto and incorporated herein by specific reference thereto.

3. DELIVERY OF PRODUCTS TO WAREHOUSE SPACE

3.1 From time to time, Funeral Services shall deliver Purchase Orders or Releases to Plastics and Plastics shall deliver the specified Products to Funeral Services in accordance with the terms and conditions therein stated or according to the Supply Agreement between Plastics and Funeral Services effective as of December 27, 2008.

3.2 Plastics and Funeral Services agree under the terms and conditions of the purchase orders issued by Funeral Services, that upon completion, Funeral Services Products will be moved into warehouse space within or adjacent to its facilities located in White Bear Lake, Minnesota and in Gastonia, North Carolina (the "Warehouse Space"), said Warehouse Space being further shown and depicted on Exhibits "A" and "B", which is attached hereto and incorporated herein by specific reference thereto. The move into the Warehouse Space; such placement will constitute delivery of the Products to Funeral Services, and title shall pass to Funeral Services at that time.

3.3 Funeral Services will be deemed to have purchased the Products on the date of their movement into the Warehouse Space. Plastics will, upon movement of completed Products into the Warehouse Space, generate an invoice for those Products.

3.4 Plastics shall mark its inventory records to reflect that all Products in its possession are the property of Funeral Services, and that Plastics is storing the Products purchased by Funeral Services.

4. REMOVAL OF PRODUCTS FROM WAREHOUSE SPACE FOR SHIPMENT

4.1 Upon Funeral Services' receipt of customer orders for Products, Funeral Services shall remove their Products from the Warehouse Space and ship them to their customers.

4.2 Upon request, Plastics will provide a written list of deliveries from Plastics to the Warehouse Space on a particular day.

4.3 Plastics shall cooperate with the filing of any financing statements, which Funeral Services reasonably requests to protect Funeral Services' interests in the Products.

5. DESIGNATION, USE AND MAINTENANCE OF WAREHOUSE SPACE

5.1 The Warehouse Space shall be designated and used solely to store the Products. The Warehouse Space shall bear conspicuous signage indicating that the Products contained therein are the property of Wilbert Funeral Services, Inc.

5.2 The Warehouse Space shall be maintained in a safe, clean and orderly condition, and such commercially reasonable measures as are necessary to maintain the security of the Products shall be taken.

5.3 Funeral Services shall keep the Products stored in the Warehouse Space in good order and condition, and shall ensure that all work by its' employees with respect to the Products stored in the Warehouse Space shall be conducted in a safe and commercially reasonable manner and in compliance with OSHA and other applicable regulatory requirements.

5.4 Plastics shall not sell the Products or any interest in the Products, and shall not permit the placement of a lien or any other encumbrance upon the Products. The Products shall be stored and maintained solely for Funeral Services' shipment to its customers.

6. NO LEASE OR OCCUPANCY RIGHTS.

The parties acknowledge and agree: (i) that the purpose of this Agreement is to set forth the terms and conditions on which Supplier will warehouse and store products for the benefit of Customer; (ii) that this Agreement shall not grant Customer any right to enter upon or use any space in the Building; and (iii) that this Agreement is not intended to be, nor shall this Agreement be interpreted as, a lease or grant of any occupancy rights of any space in the Building by Customer.

7. INDEMNITY, WAIVER AND INSURANCE

7.1 To the extent not expressly prohibited by law, Plastics hereby releases Funeral Services, and Funeral Services hereby releases Plastics, its mortgagees, stockholders, members, investment managers, agents, partners, officers, servants and employees, and their respective stockholders, members, agents, partners, officers, servants and employees (hereinafter referred to collectively as the "Related Parties"), from and waives all claims for damages to persons or property sustained by either party or by any occupant of the Warehouse Space, or by any other person, resulting directly or indirectly from fire or other casualty, from any existing or future condition, defect, matter or thing in the Warehouse Space, or any portions thereof, from any accident in or about the Warehouse Space, or from any act of neglect of either party, any of its agents, employees, contractors or representatives, or any other person.

7.2 Furthermore, to the extent not expressly prohibited by law, both parties agree to hold harmless and indemnify the other party and Related Parties, from and against any and all claims and liabilities, including reasonable attorneys' fees, resulting from or in connection with any of the following: (i) injuries to all persons and damage to or theft, misappropriation or loss of property occurring in or about the Warehouse Space, or from any activity, work, or other thing done, permitted or suffered by either party, its employees, agents, guests or invitees to be done in or about the Warehouse Space or the Project; (ii) any breach or default on the part of either party in the performance of any covenant or agreement to be performed by either party pursuant to the terms of this Agreement; (iii) any other act or omission of either party, its agents, employees, guests or invitees; and (iv) any action against either party brought by any person, not a party to this Agreement.

7.3 In the event any action or proceeding is brought against either party or its' Related Parties by reason of any such claims, then upon notice, covenants to defend such action or proceeding by counsel reasonably satisfactory to either party.

7.4 During the entire period of the Term, both parties shall, at its' sole expense, maintain comprehensive general liability insurance in an amount not less than $2,000,000, insuring the other party against liability arising out of the storage of Funeral Services' Products in the Warehouse Space, and naming the other party as an additional insured thereunder. In this regard, both parties shall provide the other party with evidence of the proper maintenance of all such insurance required hereinabove promptly following the Effective Date and at all times thereafter as either party shall reasonably request.

7.5 Both Funeral Services and Plastics, at its own expense and in its own name, shall provide fire and extended coverage insurance on its' own Products.

8. ASSIGNMENT AND SUBLETTING

Neither party shall assign this Warehouse Space Agreement or any interest hereunder or sublet the warehouse space or any part thereof, without the prior written consent of the other party, which consent shall not be unreasonably withheld.

9. NOTICE

Notwithstanding anything contained in this Agreement to the contrary, any notice, request, demand, instruction or other communication (hereinafter referred to collectively as a "Notice") which is required to be given to any party either by Plastics or Funeral Services pursuant to the terms of this Agreement, shall be in writing and must be sent either by the party providing such Notice or by such party's legal counsel. Any such Notice may be either hand delivered or may be sent by United States Certified Mail, return receipt requested, postage prepaid, or by any commercially reliable form of overnight mail. The addresses to which any such Notice shall be sent are as follows:

TO PLASTICS:
Wilbert, Inc.
2913 Gardner Road
Broadview, IL 60155
Attn: President & CEO

TO FUNERAL SERVICES:
Wilbert Funeral Services, Inc.
2913 Gardner Road
Broadview, IL 60155
Attn: President

10. MISCELLANEOUS PROVISIONS

10.1 This Agreement constitutes the entire agreement among the parties, and any additions, changes or corrections hereto must be in writing and must be executed by all parties hereto or their successors, transferees or permitted assigns.

10.2 This Agreement is made and entered into in the State of Illinois and shall be construed, interpreted, governed and enforced pursuant to the laws of such state.

10.3 The rights, obligations, representations and warranties herein contained shall be binding upon and shall inure to the benefit of the parties hereto, their successors, assigns and legal representatives.

10.4 In the event any portion of this Agreement is legally adjudicated to be invalid or unenforceable, the parties hereto hereby covenant and agree that such portion or portions shall be absolutely severable from all other portions of this Agreement, and that the remaining portions shall constitute the entire agreement of the parties.

10.5 This Agreement may be executed in multiple counterparts, and all such counterparts together shall constitute a single Agreement and each such counterpart alone shall constitute a separate original of this Agreement.

10.6 The captions and paragraph headings included in this Agreement are for convenience only and shall not be interpreted so as to limit, expand or otherwise affect any of the terms and provisions hereof.

10. 7 Time is of the essence of each and every provision of this Agreement.

Signature page to follow.

IN WITNESS WHEREOF, the undersigned parties have caused this Agreement to be executed under seal on the dates set forth opposite their respective signatures hereinbelow.

WILBERT, INC.,
d/b/a WILBERT PLASTIC SERVICES
an Illinois corporation

By: ______________________________
Greg M. Botner, President & CEO

Date: December 27, 2008

WILBERT FUNERAL SERVICES, INC.,
an Illinois corporation

By: ______________________________
William A. Colson, President

Date: December 27, 2008

Attest: ______________________________
Name: Judy L. Rossom
Title: Secretary

[CORPORATE SEAL]

EXHIBIT A
Warehouse Space Gastonia, North Carolina

A drawing of the Gastonia, North Carolina warehouse space reflecting the 47,795 square feet of space is attached hereto.

EXHIBIT A


Rail Spur
±24'
Drive-In
Drive-In
±21'
COVERED DOCK
±13' - 21'
4 Exterior Docks with Levelers
SHIPPING/ RECEIVING
OFFICE & SUPPORT AREAS
(2 Levels)
8 Dock-High Doors

EXHIBIT B
Warehouse Space White Bear Lake, Minnesota

A drawing of the White Bear Lake, Minnesota warehouse space reflecting the 30,000 square feet of space is attached hereto.


OFFICE
7
SHUTTLE
5
3
1
ROYCE
CNC 17
ROTARY 1
TOOLING
CNC
INSPECTION
QA
CAFETERIA
OFFICE
110.95
WAREHOUSE
310.79

EXHIBIT C
ADDITIONAL RENT

Service Obligation		Not Applicable
Sewer/Septic	☒	☐
Water	☒	☐
Electric	☒	☐
Gas	☒	☐
Telephone	☒	☐
HVAC (maintenance/service contract)	☐	☒
Elevator (including phone line)	☐	☒
Security System	☒	☐
Fiber Optic	☐	☒
Janitor/Cleaning	☒	☐
Trash/Dumpster	☒	☐
Landscaping/Maintenance	☐	☐
Sprinkler System (including phone line)	☒	☐
Pest Control	☒	☐
n/a	☐	☐
n/a	☐	☐
n/a	☐	☐
n/a	☐	☐